As filed with the Securities and Exchange Commission on June 18, 2020.

Registration No. 333-234805

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Genetron Holdings Limited

(Exact name of Registrant as specified in Its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	8071	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1-2/F, Building 11, Zone 1,

No.8 Life Science Parkway

Changping District, Beijing, 102206

People’s Republic of China

+86 10 5090-7500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Cogency Global Inc.

10 E. 40th Street, 10th Floor

New York, NY 10016

+1 800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Li He, Esq.	James C. Lin, Esq.	Fang Liu, Esq.
Davis Polk & Wardwell LLP	Davis Polk & Wardwell LLP	Clifford Chance US LLP
c/o 18th Floor, The Hong Kong Club Building	c/o 18th Floor, The Hong Kong Club Building	c/o 27/F, Jardine House
3A Chater Road, Central	3A Chater Road, Central	One Connaught Place
Hong Kong	Hong Kong	Hong Kong
+852 2533-3300	+852 2533-3300	+852 2825-8888

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount of securities to be registered(1)(2)	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(4)
Ordinary shares, par value US$0.00002 per share(3)	92,000,000	US$2.70	US$248,400,000	US$32,242.32

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(2)

Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)

American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-235249). Each American depositary share represents five ordinary shares.

(4)	US$26,196.89 of which was previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion

Preliminary Prospectus dated June 18, 2020

16,000,000 American Depositary Shares

Genetron Holdings Limited

Representing 80,000,000 Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing ordinary shares of Genetron Holdings Limited.

We are offering 16,000,000 ADSs. Each ADS represents of five our ordinary shares, par value US$0.00002 per share.

Prior to this offering, there has been no public market for the ADSs. It is currently estimated that the initial public offering price per ADS will be between US$11.50 and US$13.50.

We have applied for listing the ADSs on the Nasdaq Global Market under the symbol “GTH.”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

See “Risk Factors” beginning on page 20 for factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	See “Underwriting” for additional disclosure regarding compensation payable by us to the underwriters.

The underwriters have a 30-day option to purchase up to an additional 2,400,000 ADSs from us at the initial public offering price less the underwriting discount.

Several existing shareholders and their affiliates have indicated an interest in purchasing up to an aggregate of US$54 million of ADSs in this offering. Among them, Vivo Capital Fund IX, L.P. and its affiliated entity (“VIVO Entities”), one of our principal shareholders, an affiliate of EASY BENEFIT INVESTMENT LIMITED, one of our principal shareholders, and ETP BioHealth III Fund, L.P. (“ETP”), an affiliate of Mr. Weiwu He, our co-founder and Chairman of the Board of the Directors, and one of our principal shareholders, have indicated interests in purchasing up to US$30 million, US$10 million and US$5 million, respectively, of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Such indication of interests is not a binding agreement or commitment to purchase, and we and the underwriters are under no obligations to sell any ADSs to such investors and such investors are under no obligations to purchase any ADSs. See “Underwriting” for more information.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on                     , 2020.

Credit Suisse	CICC

BTIG	Canaccord Genuity

The date of this prospectus is                     , 2020.

We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

i

Until                     , 2020 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors”, “Business”, and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy the ADSs. Investors should note that Genetron Holdings Limited, our ultimate Cayman Islands holding company, does not directly own any substantive business operations in the PRC and our businesses in the PRC described in this prospectus are operated through our VIE.

OUR MISSION

Our mission is to transform cancer treatment and prevention globally by driving technological innovation and accelerating the adoption of precision oncology medicine.

OVERVIEW

We are a leading precision oncology platform company in China that specializes in cancer molecular profiling and harnesses advanced technologies in molecular biology and data science to transform cancer treatment. We have developed a comprehensive product and service portfolio that cover the full-cycle of cancer care from early screening, to diagnosis and treatment recommendations, to continuous monitoring and continuous care.

Precision oncology is an evolving approach to cancer care that leverages new knowledge regarding the pathogenesis of cancer. It focuses on a patient’s molecular profile to guide personalized clinical decisions, aiming for the right treatment for the right patient at the right time. Advancement in molecular biology globally has propelled significant advances in precision oncology. There is a critical need to offer a comprehensive profiling solution and expand the scope of precision oncology to enable early screening, diagnosis, continuous monitoring and continuous care. According to Frost & Sullivan, China has approximately 4.4 million cancer incidents in 2019, being the largest in the world. The unmet medical needs of the large cancer population in China present significant market opportunities for precision oncology, especially cancer molecular profiling.

We are China’s market leader in all our three business units: diagnosis and monitoring, early screening and development services. We believe advancing our services and products can expand the scope of precision oncology medicine to diagnosis, early screening, monitoring and continuous care, improve clinical outcomes and reduce overall cancer treatment costs.

Diagnosis and Monitoring

Market leader in LDT services in multiple major cancer types—We are a leading NGS-based cancer molecular diagnosis player by revenue in China with No. 3 market position and 11.6% market share in 2019, measured by NGS-based LDT revenue in 2019, according to Frost & Sullivan. While precision oncology is still in its fast development stage in China, precision oncology applications in CNS, lung, and digestive system cancers are most advanced. Our unique mix of industry leading cancer research capabilities, comprehensive products and services, and focused commercialization strategies have led to our success in building competitive advantages. Among the NGS-based cancer diagnosis and monitoring companies in China, we are No. 1 in the field of CNS cancer, No. 1 in digestive system cancer and No. 3 in lung cancer with approximately 58.3%, 14.8% and 9.2% market shares by NGS-based LDT revenue in 2019, respectively, according to Frost & Sullivan. In the field of lung cancer, the largest cancer molecular and diagnosis market in China by cancer type, our ranking by

NGS-based LDT revenue moved up from No. 5 in 2018 to No. 3 in 2019 according to Frost & Sullivan, quickly closing the gap with our peers. We are also a pioneer in the diagnosis and monitoring of thyroid, upper tract urothelial and bladder cancers.

No. 1 in China by NMPA approved IVD products—We are No. 1 among NGS-based cancer diagnosis and monitoring companies in China, in terms of the number of National Medical Products Administration (“NMPA”) approved IVD products, according to Frost & Sullivan. We have developed seven NMPA approved IVD products including four clinical molecular testing instruments and three diagnostics assays, namely, our digital PCR system, Genetron 3D biochip reading instrument, IDH1/TERT gene assays for glioma, Genetron S5, a medium-throughput NGS system, and our Genetron S2000, a high-throughput NGS platform, together with our 8-gene Lung Cancer Assay (Tissue), an IVD assay product based on semiconductor sequencing, illustrating our clear leadership in the precision oncology market in China. In particular, our 8-gene Lung Cancer Assay (Tissue) has the most comprehensive gene coverage compared to other NMPA approved lung cancer clinical testing assays as of the date of this prospectus. Our deep and robust IVD product pipeline of seven assays, covering diagnostics, monitoring and early screening, and our NMPA approved IVD portfolio will deliver full spectrum solutions to address our customers’ needs.

Early Screening

First mover of liver cancer early screening—According to Frost & Sullivan, market potential for liver cancer early screening in China in 2023 is estimated to be US$7.2 billion. We are at the forefront of the development of liver cancer early screening products. We have published China’s first and only prospective study on liver cancer early screening, according to Frost & Sullivan, which was published in Proceedings of National Academy of Sciences. We have developed HCCscreen™, our proprietary assay for the early screening of liver cancer, which detects a combination of tumor-specific mutations and methylation alterations in ctDNA and protein markers. We have also started a multi-center prospective study with a cohort of 4,500 HBsAg+ individuals in 2019, performed HCCscreen™ test in approximately 2,000 cases and are tracking the clinical outcome. As of the date of this prospectus, one center in this prospective cohort has completed the follow up in approximately 80% of the cases (297 out of 375). The preliminary data showed 92% sensitivity, 93% specificity and 35% positive predictive value (“PPV”). We expect to complete the follow up of the 2,000-case prospective cohort by end of 2020. We are currently seeking NMPA IVD registration by utilizing the remaining 2,500 individuals from the cohort. In addition, we have been granted to join “AIDS, Hepatitis and Other Major Infectious Disease Control and Prevention” project, one of the 2020 Major National Science and Technology Projects led by the MOST. Specifically, we are responsible for the identification and development of biomarkers for early liver cancer detection and validate liver cancer early screening assay products. One of the key benefits of joining such project is that our liver cancer early screening assay products validated in this project will enter fast-track review process by NMPA.

Expansion into early screening of additional major cancer types—We leverage our leading technologies such as Mutation CapsuleTM to detect tumor-specific mutations and methylation in cfDNA, and establish models for cancer early screening. Our joint project with several leading medical institutions was selected to participate in 2019 China National Key Research and Development Project led by China National Center for Biotechnology Development, an organization under the MOST, to support development and evaluation of liquid biopsy technology for early screening in lung cancer and digestive system cancers. As of the date of this prospectus, we are the only NGS-based cancer diagnosis and monitoring company in China selected to participate in national key research and development projects organized by the MOST or its affiliates for liver, lung and gastric cancer early screening, according to Frost & Sullivan. We plan to further validate the early screening models by conducting research and data accumulation on over 50,000 cohort for each cancer types in selected regions in China and apply for NMPA IVD registration post-validation.

Development Services

No. 1 by the number of collaborating biopharmaceutical companies—The market potential for development services with biopharmaceutical companies in China is expected to be approximately US$0.5 billion in 2023, according to Frost & Sullivan. As of the date of this prospectus, we have collaborated with 26 biopharmaceutical companies, which makes us No. 1 NGS-based cancer diagnosis and monitoring company in China in terms of the number of collaborated biopharmaceutical companies, according to Frost & Sullivan. Our products and services are appealing to biopharmaceutical companies since we are able to provide customized services and products to suit their different needs, including biomarker evaluation for molecularly targeted therapy and immuno-therapy, clinical trial enrollment, companion diagnostics development and joint marketing post-drug approval. For example, we developed a customized technology of FusionScan based on the biopharmaceutical company’s request for comprehensive and efficient detection of actionable translocation mutations. With a reverse transcription and two PCR reactions, the FusionScan technology can efficiently detect translocations with high sensitivity and low cost. It can detect de novo translocation mutations without having to know the other segment fused to the target gene like NTRK or FGFR. Our strong regulatory approval capacity is readily to serve our biopharmaceutical company clients to facilitate NMPA registration process for their new drugs and companion diagnostics tests assays. Further, our robust commercial adoption capability is able to contribute significantly on joint marketing and promotion efforts post-drug approval. Our biopharmaceutical company partners include global pharmaceutical companies as well as innovative biopharma companies in China, such as AstraZeneca China, Bayer, Roche China, CStone, InnoCare, Alphamab Oncology, Fosun Pharma, Henlius and EdiGene. We believe our collaboration with biopharmaceutical companies will also build evidence of clinical utility for our platform as an effective diagnostic for advanced cancer therapies.

Our Platform

We have built a one-stop precision oncology platform with a suite of services and products that focus on every stage of a patient’s cancer care, from early screening and risk assessment, to diagnosis and treatment recommendations, to continuous monitoring. Our platform integrates a patient’s cancer care needs both when he or she is at high risk of cancer development and when he or she undergoes cancer treatment. At the same time, it collects the patient’s behavioral, genomics and medical data and leverages our AI and big data analytics to depict the patient’s health profile, to enable superior cancer management. Our platform cultivates a network nationwide that connects a patient with third-party healthcare service providers, including hospitals, medical examination centers, and insurance companies. We also stay at the forefront of targeted drug development by partnering with global biopharmaceutical companies and research institutions to evaluate biomarkers and facilitate clinical trials.

We strongly believe that a fully-integrated and best-in-class precision oncology platform is key to our business and will be the engine that drives our future success and solidifies our market leading position in the highly competitive precision oncology industry in China. Over the years, our platform has developed strengths across technology, regulatory approval and commercial adoption, which collectively form a barrier to entry and differentiate us from our peers.

Industry Leading Technology

Led by top notch scientists, our research and development team combines capabilities from multiple disciplines including biochemistry/molecular biology, next-generation sequencing and bioinformatics to enable our strong transformability from researches to applications. We have developed industry leading and differentiated technologies, including our Genetron One-Step SeqTM Method and Mutation CapsuleTM technology:

•	Genetron One-Step SeqTM Method—Specifically designed for small to medium size panels, our proprietary One-Step SeqTM Method simplifies the traditional labor intensive library construction/

enrichment experiments to a single mixture of DNA sample to our reagent and one PCR reaction, minimizing hands-on time and risk of contamination. With our proprietary One-Step SeqTM Method, total time for library construction could be reduced to 1.5 hours compared to 24 hours using hybridization capture method and eight hours using amplicon based sequencing. It is particularly suitable to develop IVD products for hospitals to carry out their own clinical tests on site due to its operational simplicity, high library quality, low risk of contamination, low cost, and low sample DNA input.

We enhanced Genetron One-Step SeqTM Method to be suitable for liquid biopsy, which is able to detect rare molecule in liquid biopsy with high sensitivity (up to 0.05% mutation frequency) and specificity. Our One-Step SeqTM Method minimizes loss of original ctDNA molecule in the steps before the ctDNA sample is amplified. This is a critical benefit for ctDNA-based liquid biopsy because the limited ctDNA yield of the testing sample is one of the primary impediments of ctDNA-based liquid biopsy, and any loss of original ctDNA would decrease the sensitivity.

•

Mutation CapsuleTM Technology—In contrast to technologies that only detect a subset of alterations, Mutation CapsuleTM technology detects a broad spectrum of ctDNA alterations, including simple mutations, such as SNVs or Indels, and complicated mutations, such as translocations, HBV integrations, and copy number variations, and methylation changes. The parallel profiling of genetic and epigenetic alterations in a single reaction enable screening for multiple tumor types while minimizing the requirement for blood samples to acquire ctDNA. In addition, Mutation CapsuleTM technology supports multiple tests of one ctDNA sample without sacrificing sensitivity. With Mutation CapsuleTM technology, a sample collected in one study could be used to test new biomarkers in multiple different studies retrospectively, facilitating efficient product iteration.

Regulatory Approval

As it is practiced today in China, cancer diagnosis and treatments are dominantly performed in public hospitals. Therefore, accessibility to public hospitals is critical for companies specializing in precision oncology. Adoption by public hospitals and insurance coverage often requires registration from the NMPA or approval from competent regulatory authorities. Our regulatory capabilities are highlighted by our strong regulatory team, robust pipeline of IVD products and high-quality clinical laboratory services.

•

Top-tier regulatory capacity—Led by Dr. Yun-Fu Hu, our Chief Medical Officer, we have built a dedicated and experienced regulatory team of 13 members with average of approximately 13 years’ experience in the industry responsible for preparation and coordination with NMPA registration process. Dr. Hu brings over two decades of experience in regulatory and managerial capacities related to medical devices and pharmaceutical industries to our team. During his tenure of over ten years at the U.S. Food and Drug Administration (FDA), he led a team of staff in pre-market reviews and post-market compliance of one of the first kind of IVD products and LDT services for genetic testing, molecular cancer diagnostics, companion diagnostics, radio dosimetry, digital pathology and artificial intelligence devices. We have also established a clinical development team consisting of 20 members who have completed over 76,000 validation tests and approximately 17,400 tests in five clinical trials at 21 GCP sites.

•

Setting industry standards—As a leading precision oncology company in China, we actively participated in the drafting of the “Beijing Expert Consensus Statement on the Standardized Application of Next-Generation Sequencing Technology in Clinical Tests—Tumor (First Edition)” (“Beijing Consensus on NGS Technology”), which was published in National Medical Journal of China in March 2020. Beijing Consensus on NGS Technology represents the first authoritative consensus on the standardized application of NGS technology in oncological clinical practice within China. It is expected to serve as a base for standardized operation and management of NGS-based LDT services.

•

Top notch quality management—Our clinical laboratory in Beijing has obtained comprehensive panel accreditation under the CLIA from the CMS and certification from the CAP. In particular, our clinical laboratories have passed over 160 national and provincial clinical laboratory EQA tests since our inception, covering germline, comprehensive panel, and liquid biopsy testings and bioinformatics, demonstrating our dedication to the highest service quality. In December 2019, our Onco PanScanTM, a comprehensive gene panel testing service, was approved for pilot run by the Guangdong Bureau of the NCCL, being the first large panel NGS-based precision oncology LDT service approved for pilot run by the NCCL, according to Frost & Sullivan.

Commercial Adoption

Advancement in each of the elements above lays the foundation for commercial adoption of each of our business units with patients, hospitals and biopharmaceutical companies. Additionally, we have developed the following strengths to further facilitate commercial adoption of our services and products.

Diagnosis and monitoring services

•

Collaboration with hospitals—There is significant demand from hospitals in China for high quality genome analysis with a short turnaround time and relatively low cost. Therefore, hospitals in China usually collaborate with partners that are capable of offering comprehensive services and products of high quality. We offer comprehensive diagnosis and monitoring services to hospitals with a full spectrum of LDT services and IVD products. As of the date of this prospectus, we had entered into in-hospital contracts with over 30 hospitals, including in-hospital assay purchase agreements with 17 hospitals. Our NMPA approved NGS platforms, Genetron S5, together with our cutting edge technology Genetron One-Step SeqTM enabled 8-gene Lung Cancer Assay (Tissue), offering fast and easy-to-use testing procedures, are particularly suitable for hospitals to conduct in-hospital NGS testing. We have assembled a dedicated team to work side-by-side with hospitals throughout the process of developing their own in-hospital molecular diagnostics centers, from laboratory redesign, equipment procurement and system installation to ongoing training, support and on-demand consultation. Our well-trained sales team, consisting of approximately 270 members, also meets with hospitals’ representatives and doctors regularly, providing latest updates on the clinical utility of precision oncology in China, introducing our services and products and providing solutions to their technical questions. From January 1, 2017 to March 31, 2020, we had provided an aggregate of over 50,000 diagnosis tests to patients with LDT services. We believe that we are one of few companies in China that co-develops molecular diagnostics centers with hospitals and that our comprehensive LDT/IVD portfolio, deep IVD products pipeline and cutting-edge technologies allow us to meet hospitals’ diversified needs.

•

National reimbursement coverage—Our TERT and IDH1 IVD assays have been approved for sunshine medical centralized procurement in ten provinces including Zhejiang, Guangdong, Sichuan, and Shandong provinces, with three other provinces pending for approval. Following its NMPA approval, our 8-gene Lung Cancer Assay (Tissue) is also approved for sunshine medical centralized procurement in Shandong province, with Anhui, Sichuan and Zhejiang provinces pending for approval. We are also collaborating with hospitals to have our diagnosis testing services approved by provincial healthcare security bureaus so that our diagnosis testing services could be included in the charge master and ordered by the collaborating hospitals. Several of our LDT services have been approved by Guangzhou Municipal Health Commission and Shandong Provincial Healthcare Security Bureau in January 2019 and October 2019, respectively. We regard the sunshine medical centralized procurement approval for IVD assays and charge master inclusion approval for LDT services as a significant step towards basic medical insurance coverage.

•

Collaboration with KOLs—Despite of the huge market potential, penetration rate of precision oncology in China is lower than that in the U.S., partly due to relatively low awareness of and lack of understanding on precision oncology among physicians and patients. We collaborate with national and regional KOLs to promote and raise awareness of the clinical application of precision oncology among physicians and patients through sponsoring medical summits, conferences and seminars. To further solidify our partnership with KOLs, we closely collaborate with them in research projects and pilot studies and have co-authored many research papers in peer reviewed journals such as Nature Genetics, Cell Research, Nature Communications, Acta Neuropathologica, PNAS, reflecting our strong R&D capability with a focus on innovation. In addition, we cooperate with KOLs to establish and promote diagnosis and treatment guidelines in China. Further, we work closely with specialists in local hospitals by providing our proprietary know-how technologies and database to help doctors with the process of cancer therapy selection, management and monitoring. As of March 31, 2020, we are in collaboration with approximately 100 national KOLs and approximately 130 regional KOLs.

Early Screening

•

Collaboration with medical examination centers—We recently entered into a collaboration agreement with iKang Healthcare Group, Inc. (“iKang”) to promote and provide liver cancer early screening testing services through medical examination centers owned by iKang across the country. Under the agreement, iKang will include liver cancer early screening testing services in their applicable medical examination services menu. We will provide liver cancer early screening testing services to iKang medical examination centers upon selection of such testing item by their customers. We believe such collaboration model will not only benefit us to transfer our industry-leading technology to commercialization efforts and further penetrate early screening market, but also benefit iKang to enrich its services provided to the end customers. In addition, inclusion of liver cancer early screening in the testing items provided by industry-leading medical examination centers, such as iKang, on national scale will further promote market acceptance of cancer early screening technology and educate the market; meanwhile, such inclusion would increase the liver cancer screening participation rate, which would contribute to early stage diagnosis of liver cancer and greater cure rate.

•

Government procurement—We leverage our technology and cost-efficiency proposition to partner with local governments in China to promote the awareness and use of our early screening services among key stakeholders across the oncology community. For example, we are collaborating with a municipal government in China to provide liver cancer early screening testing services to 10,000 individuals. We believe similar projects bring value to all participants and ourselves: local governments are able to improve public health and reduce healthcare expenditures; participating individuals are able to manage cancer risks by early detection and intervention; and we are able to promote awareness of our products and services, and collective valuable real world study data to improve our early screening algorithm.

Our Growth Strategies

Our mission is to transform cancer treatment and prevention globally by driving technology innovation and accelerating the adoption of precision oncology medicine. To achieve this, we intend to:

•	commercialize our “LDT services and IVD products” model to provide full suite of services to hospitals;

•	develop early screening products and services for liver cancer, lung cancer and other major cancer types;

•	collaborate with biopharmaceutical companies on clinical trials and companion diagnostics development; and

•	acquire technology, expand accessible resources, extend overseas market coverage, and build up our own eco-system.

Recent Developments

On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization (WHO) declared the novel coronavirus disease 2019 (“COVID-19”) outbreak a public health emergency of international concern and on March 12, 2020 the WHO announced the outbreak was a pandemic. The COVID-19 pandemic is having a negative impact on global markets and business activity, which has had a negative but limited impact of our core business operations. For example, sales of our services and products have been impacted not only by hospitals’ shifted priorities to COVID-19 diagnosis and treatment but also by the temporary restrictions on travel and quarantines in most province in China. However, benefit from our industry-leading technologies, we are able to quickly adapt to the rapidly evolving market and were able to achieve year-over-year growth in the first quarter of 2020. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Three Months Ended March 31, 2020 Compared to Three Months Ended March 31, 2019.”

Our industry-leading technologies have also enabled us to join the global efforts to contain COVID-19. In March 2020, we donated our Genetron S5 platform and supporting instruments to Wuhan Huoshenshan Hospital, where they will be used to generate coronavirus genomic data from clinical COVID-19 samples as part of clinical and epidemiology research. We also manufacture and exported certain nucleic acid detection kits for Novel Coronavirus—Genetron SARS-CoV-2 RNA Test. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Three Months Ended March 31, 2020 Compared to Three Months Ended March 31, 2019.” In May 2020, we received CE marking for our nucleic acid detection kit for Novel Coronavirus—Genetron SARS-CoV-2 RNA Test and have been approved by FDA for emergency use in June 2020.

As COVID-19 has begun to show signs of stabilization in China, our business has started to recover in the second quarter of 2020. The tables below set forth our estimated unaudited interim consolidated revenue, cost of revenue, gross profit and gross margin for the four months ended April 30, 2020 and unaudited interim consolidated revenue, cost of revenue, gross profit and gross margin for the four months ended April 30, 2019.

	For the Four Months Ended April 30,
	2019		2020
	RMB	%	RMB	US$	%
	(unaudited)		(estimated)
	(in thousands, except for percentages)

Revenue from
Diagnosis and monitoring	70,986	78.5	94,571	13,356	87.3
provision of LDT services	69,807	77.1	74,758	10,558	69.0
sale of IVD products	1,179	1.3	19,813	2,798	18.3
Development services	19,498	21.5	13,799	1,949	12.7
Total	90,484	100.0	108,370	15,305	100.0

Cost of revenue:
Diagnosis and monitoring	28,762	31.8	30,606	4,322	28.2
provision of LDT services	28,112	31.1	26,383	3,726	24.3
sale of IVD products	650	0.7	4,223	596	3.9
Development services	23,098	25.5	15,850	2,238	14.6
Total	51,860	57.3	46,456	6,561	42.9

The following table sets forth the estimated gross profit and gross margin for the periods indicated:

	For the Four Months Ended April 30,
	2019	2020
	RMB	RMB	US$
	(unaudited)	(estimated)
	(in thousands, except for percentages)
Gross profit
Diagnosis and monitoring	42,224	63,965	9,034
provision of LDT services	41,695	48,375	6,832
sale of IVD products	529	15,590	2,202
Development services	(3,600)	(2,051)	(290)

Total	38,624	61,914	8,744

Gross margin
Diagnosis and monitoring	59.5%	67.6%	—
provision of LDT services	59.7%	64.7%	—
sale of IVD products	44.9%	78.7%	—
Development services	(18.5%)	(14.9%)	—

Total	42.7%	57.1%	—

The estimated financial information for the Company for the four months ended April 30, 2020 is preliminary, unaudited and subject to finalization. This information reflects management’s current views and may change as a result of management’s review of results and other factors, including a wide variety of significant business, economic and competitive risks and uncertainties. Such estimated financial information is subject to the finalization and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with IFRS. The Company cautions you that the estimated financial information for the four months ended April 30, 2020 is not a guarantee of future performance or outcomes and actual results may differ materially from those described above. Factors that could cause actual results to differ from those described above are set forth in “Risk Factors” in particular “Risk Factor—Risks Relating to Our Financial Prospects and Need for Additional Capital—COVID-19 May Impact Our Operations”, “Business” and “Special Note Regarding Forward-Looking Statements”. The Company assumes no obligation to update any forward-looking statement as a result of new information, future events or other factors. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s audited historical consolidated financial statements appearing elsewhere in this prospectus. The estimated financial information for the Company for the four months ended April 30, 2020 and the financial information for the Company for the four months ended April 30, 2019 has been prepared by, and is the responsibility of our management. PricewaterhouseCoopers Zhong Tian LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the Estimated Unaudited Financial Results. Accordingly, PricewaterhouseCoopers Zhong Tian LLP does not express an opinion or any other form of assurance with respect thereto.

Our Challenges

Our business is subject to a number of risks and uncertainties, including, among others, the following:

•	We have incurred net losses historically and we may continue to incur net losses in the near future.

•	Our financial prospects depend substantially upon the successful commercialization of our services and products in the future, which may fail or experience significant delays.

•	Our ability to become profitable in the future will depend on various factors, including the market acceptance of our services and products.

•	If we fail to obtain regulatory approval for certain of our services and products, our business might be substantially harmed.

•

We may be adversely affected by the uncertainties and changes in the regulation of cancer genomic testing service industry in the PRC, and any lack of requisite approvals, permits, registrations or filings in relation to our business may have a material adverse effect on our business and results of operations.

•	Failure may occur at any stage of research and development, and the results of our research and development may not support our proposed usage for our pipeline services and products.

•	We may face intense competition and our competitors may develop similar, but more advanced services and products than ours, which may adversely affect our business and financial conditions.

•

If we are unable to support demand for our existing or future precision oncology services and products, including ensuring that we have adequate capacity to meet increased demand, our business could suffer.

•

We may be unsuccessful in obtaining or maintaining adequate intellectual property protection for one or more of our services and products, due to the failure of granting our patent applications or licensed patents, and issued intellectual properties covering one or more of our services and products could be found invalid or unenforceable if challenged in court or before administrative bodies.

We also face other challenges, risks and uncertainties that may materially and adversely affect our business, financial condition, results of operations and prospectus. You should consider the risk discussed in “Risk Factors” and elsewhere in this prospectus before investing in the ADSs.

Corporate History and Structure

We launched our clinical diagnosis and monitoring services in 2015 with the establishment of Genetron Health (Beijing) Co., Ltd., or Genetron Health.

We underwent a series of restructuring transactions, which primarily included:

•

In April 2018, Genetron Holdings Limited was incorporated under the laws of the Cayman Islands as our proposed listing entity. In connection with its incorporation, it issued ordinary and preferred shares to certain of the then existing shareholders of Genetron Health based on their equity interests held in Genetron Health. For details of the issuances of shares by Genetron Holdings Limited to its shareholders prior to this offering, please refer to “Description of Share Capital—History of Securities Issuances.”

•	In June 2018, Genetron Health (Hong Kong) Company Limited, or Genetron HK, was incorporated in Hong Kong, which is acting as the offshore intermediary holding company.

•

In March 2019, Genetron (Tianjin) Co., Ltd., or the WFOE, was established in China as a wholly owned PRC subsidiary of Genetron HK. In July 2019, the WFOE entered into a series of contractual arrangements with Genetron Health, as well as its shareholders. As a result of these contractual arrangements, we obtained effective control, and became the primary beneficiary of Genetron Health, or our VIE.

The following diagram illustrates our corporate structure as of the date of this prospectus, including our material subsidiaries and VIE:

Corporate Information

Our corporate headquarters is located at 1-2/F, Building 11, Zone 1, No.8 Life Science Parkway Changping District, Beijing, People’s Republic of China. Our registered office is located at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. Our telephone number is +86 10 5090-7500. Our corporate website is www.genetronhealth.com. The information contained on or that can be accessed through our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

Unless we indicate otherwise, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their over-allotment option to purchase up to 2,400,000 additional ADSs representing 12,000,000 ordinary shares from us; and

Except where the context otherwise requires and for purposes of this prospectus only:

•	“ADSs” refers to the American depositary shares, each representing five of our ordinary shares;

•	“China” or “PRC” refer to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

•	“Greater China,” with respect to our collaboration with CStone Pharmaceuticals (Suzhou) Co., Ltd. (“CStone”), refer to Mainland China, Taiwan, Hong Kong and Macau;

•	“IVD” refers to in vitro diagnostics products, including platforms and assays;

•

“LDT” refers to laboratory developed tests which examine samples taken from the human body, such as body fluids (blood, urine, cerebrospinal fluid, etc.) and tissue, and are conducted in our laboratories.

•	“ordinary shares” prior to the completion of this offering refers to our ordinary shares of par value US$0.00002 per share;

•	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•	“we,” “us,” “our company,” and “our,” refer to Genetron Holdings Limited, a Cayman Islands company, its subsidiaries, variable interest entities and subsidiaries of its variable interest entities; and

•

“variable interest entity,” or “VIE,” refers to Genetron Health (Beijing) Co., Ltd., which is a PRC entity of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests at the minimum price possible to the extent permitted by PRC law.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RM7.0808 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2020. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On June 12, 2020, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board for Renminbi was RMB7.0825 to US$1.00.

This prospectus contains information derived from various public sources and certain information from an industry report dated June 3, 2020 commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm, to provide information regarding our industry and market position. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$11.50 and US$13.50 per ADS.

ADSs offered by us	16,000,000 ADSs (or 18,400,000 ADSs if the underwriters exercise their over-allotment option in full).

The ADSs	Each ADS represents five ordinary shares, par value US$0.00002 per share. The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in your ADSs to the depositary for cancellation in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	We will issue 80,000,000 ordinary shares represented by 16,000,000 ADSs in this offering (assuming the underwriters do not exercise their option to purchase additional ADSs).

All awards, regardless of grant dates, will entitle holders to the equivalent number of ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met.

See “Description of Share Capital.”

Ordinary shares outstanding immediately after this offering*

Immediately upon the completion of this offering, 441,810,100 ordinary shares, par value US$0.00002 per share (or 453,810,100 ordinary shares if the underwriters exercise their over-allotment option in full), including 220,332,100 ordinary shares resulting from the automatic conversion of all of our outstanding preferred shares immediately upon the completion of this offering, based on an assumed initial public offering price of US$12.50 per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus.

Over-allotment option	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 2,400,000 additional ADSs.

Use of proceeds	We expect to receive net proceeds of approximately US$181.0 million from this offering, based on an assumed initial public offering price of US$12.50 per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their over-allotment option.

We plan to use the net proceeds of this offering for approximately 40% to further invest in technology and product development; approximately 30% to expand our sales and marketing efforts; and approximately 30% to meet working capital needs and other general corporate purposes. See “Use of Proceeds.”

Indications of Interest	Several existing shareholders and their affiliates have indicated an interest in purchasing up to an aggregate of US$54 million of ADSs in this offering. Among them, Vivo Capital Fund IX, L.P. and its affiliated entity (“VIVO Entities”), one of our principal shareholders, an affiliate of EASY BENEFIT INVESTMENT LIMITED, one of our principal shareholders, and ETP BioHealth III Fund, L.P. (“ETP”), an affiliate of Mr. Weiwu He, our co-founder and Chairman of the Board of the Directors, and one of our principal shareholders, have indicated interests in purchasing up to US$30 million, US$10 million and US$5 million, respectively, of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Such indication of interests is not a binding agreement or commitment to purchase, and we and the underwriters are under no obligations to sell any ADSs to such investors and such investors are under no obligations to purchase any ADSs. See “Underwriting” for more information.

Lock-up

We, our directors and executive officers, our existing shareholders and all of our award holders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for ADSs or ordinary shares for a period of 180 days after the date of this prospectus, except that 5,000,000 ordinary shares on an as-converted basis upon the completion of this offering, which are a portion of the shares held by Tianjin Tianshu Xingfu Corporation Management L.P. (Limited Partnership) (“Tianjin Tianshu Xingfu”), are exempted from the lock-up restrictions. In addition, through a letter agreement, we will instruct The Bank of New York Mellon, as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance. We will also agree not to provide such consent without the prior written consent of the underwriters, except for the portion of the shares held by Tianjin Tianshu Xingfu that are exempted from the lock-up restrictions. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Nasdaq trading symbol	GTH

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2020.

Depositary	The Bank of New York Mellon

Risk factors	See “Risk Factors” and other information included in this prospectus for discussions of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.

*	The number of ordinary shares that will be outstanding immediately after this offering:

•	assumes no exercise of the underwriters’ over-allotment option to purchase up to an additional 2,400,000 ADSs in this offering;

•	assumes the conversion of our outstanding preferred shares into an aggregate of 220,332,100 ordinary shares upon the closing of this offering(1); and

•

excludes 9,523,900 and 13,031,720 ordinary shares issued to Genetron Health (Hong Kong) Limited and EVER PRECISE INVESTMENTS LIMITED, respectively, our employee shareholding platforms established to hold the ordinary shares underlying the restricted shares and options granted under the 2019 Plan.

Note:

(1)

In connection with the completion of this offering, all of our preferred shares will convert into ordinary shares. Other than our series D preferred shares, all outstanding preferred shares will convert to ordinary shares on a one-to-one basis. Our series D preferred shares will be converted to ordinary shares, and in certain circumstances this will be on the basis of a formula that is based on the price of this offering. Assuming an initial public offering price of $12.50 per ADS (the midpoint of the range set forth on the cover of this prospectus), we expect the series D preferred shares to convert on a one-to-one basis. Unless otherwise indicated, all share number gives effect to the assumed conversion of our preferred shares into ordinary shares on a one-to-one basis, including with respect to our series D preferred shares. See “Series D Conversion” for further discussion.

OUR SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of loss data for the years ended December 31, 2017, 2018 and 2019, summary consolidated balance sheet data as of December 31, 2017, 2018 and 2019 and summary consolidated statement of cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of loss data for the three months ended March 31, 2019 and 2020, summary consolidated balance sheet data as of March 31, 2020 and summary consolidated statement of cash flow data for the three months ended March 31, 2019 and 2020 have been derived from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the periods presented. Our consolidated financial statement are prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Our historical results are not necessarily indicative of results expected for future periods. We have adopted IFRS 16 retrospectively from January 1, 2019, but have not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Consolidated Statements of Loss Data

The following table presents our selected consolidated statements of comprehensive loss for the years ended December 31, 2017, 2018 and 2019 and the three months ended March 31, 2019 and 2020.

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for percentages, shares and per share data)
Revenue	101,033	225,176	323,425	45,676	66,651	76,843	10,852
Cost of revenue(1)	(74,211)	(132,450)	(178,435)	(25,200)	(38,085)	(34,605)	(4,887)

Gross profit	26,822	92,726	144,990	20,476	28,566	42,238	5,965
Selling expenses(1)	(94,569)	(182,474)	(253,558)	(35,809)	(53,585)	(53,824)	(7,601)
Administrative expenses(1)	(45,486)	(88,233)	(117,169)	(16,547)	(27,207)	(21,623)	(3,054)
Research and development expenses(1)	(45,777)	(71,411)	(91,697)	(12,950)	(19,416)	(27,629)	(3,902)
Net impairment losses on financial assets and contract assets	(483)	(658)	(2,733)	(386)	(649)	(723)	(102)
Other income—net	6,953	17,074	13,297	1,878	1,083	(5,602)	(791)

Operating expenses	(179,362)	(325,702)	(451,860)	(63,814)	(99,774)	(109,401)	(15,450)

Operating loss	(152,540)	(232,976)	(306,870)	(43,338)	(71,208)	(67,163)	(9,485)
Finance income	676	1,615	2,483	351	328	30	4
Finance costs	(10,669)	—	(11,704)	(1,653)	(401)	(3,548)	(501)

Finance (costs)/income—net	(9,993)	1,615	(9,221)	(1,302)	(73)	(3,518)	(497)
Financial Instruments with preferred rights
—loss on fair value changes	(258,106)	(233,632)	(333,401)	(47,085)	(60,194)	(44,779)	(6,324)
—other losses	—	—	(26,542)	(3,749)	—	—	—

Loss before income tax	(420,639)	(464,993)	(676,034)	(95,474)	(131,475)	(115,460)	(16,306)
Income tax expense	—	—	—	—	—	—	—

Loss for the year/period	(420,639)	(464,993)	(676,034)	(95,474)	(131,475)	(115,460)	(16,306)

Loss attributable to:
Owners of the Company	(420,639)	(464,993)	(676,034)	(95,474)	(131,475)	(115,460)	(16,306)

Loss per share
—Basic and diluted	(4.64)	(4.09)	(5.41)	(0.76)	(1.08)	(0.92)	(0.13)

Loss for the year/period	(420,639)	(464,993)	(676,034)	(95,474)	(131,475)	(115,460)	(16,306)
Other comprehensive income/(loss)
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(242)	141	(1,824)	(258)	83	3,114	440

Items that will not be reclassified to profit or loss
Changes in fair value of financial instruments with preferred rights due to own credit risk	2,378	(9,061)	(17,299)	(2,443)	(993)	(72)	(10)

Other comprehensive income/(loss) for the year/period, net of tax	2,136	(8,920)	(19,123)	(2,701)	(910)	3,042	430

Total comprehensive loss for the year/period	(418,503)	(473,913)	(695,157)	(98,175)	(132,385)	(112,418)	(15,876)

Total comprehensive loss attributable to:
Owners of the Company	(418,503)	(473,913)	(695,157)	(98,175)	(132,385)	(112,418)	(15,876)

Note:

(1)	Share-based compensation expenses were charged in the following categories:

	Year ended December 31,				For the Three Months Ended March 31,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenue	143	234	446	63	152	52	7
Selling expenses	989	1,186	2,720	385	776	821	116
Administrative expenses	12,145	22,259	25,940	3,663	8,406	3,251	459
Research and development expenses	7,418	5,965	6,778	957	2,281	927	131

Total	20,695	29,644	35,884	5,068	11,615	5,051	713

Consolidated Balance Sheet Data

The following table presents our selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019 and March 31, 2020.

	As of December 31,				As of March 31,
	2017	2018	2019		2020
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	42,030	62,126	139,954	19,765	180,886	25,546
Total assets	441,461	324,437	573,508	80,994	605,358	85,493

Financial instruments with preferred rights	1,018,019	1,320,712	2,106,334	297,471	2,221,211	313,695
Other payables and accruals	33,380	47,007	109,683	15,490	89,487	12,638

Total liabilities	1,063,647	1,388,483	2,351,839	332,142	2,490,454	351,719

Total shareholders’ deficit	(622,186)	(1,064,046)	(1,778,331)	(251,148)	(1,885,096)	(266,226)

Consolidated Cash Flow Data

The following table presents our selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 and the three months ended March 31, 2019 and 2020.

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(129,920)	(201,016)	(196,957)	(27,816)	(59,151)	(71,533)	(10,102)
Net cash (used in)/generated from investing activities	(197,993)	171,489	(96,807)	(13,671)	(17,544)	8,289	1,171
Net cash generated from financing activities	351,505	49,400	371,731	52,498	18,541	103,771	14,656
Net increase/(decrease) in cash and cash equivalents	23,592	19,873	77,967	11,011	(58,154)	40,527	5,725
Cash and cash equivalents at beginning of year/period	18,360	42,030	62,126	8,774	62,126	139,954	19,765
Exchange differences	78	223	(139)	(20)	12	405	56

Cash and cash equivalents at end of year/period	42,030	62,126	139,954	19,765	3,984	180,886	25,546

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in the ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition and results of operations. The market price of the ADSs could decline significantly as a result of any of these risks and uncertainties, and you may lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our financial statements and the related notes thereto. You should also carefully review the cautionary statements referred to under “Forward-looking Statements.” Our actual results could differ materially and adversely from those anticipated in this prospectus.

RISKS RELATING TO OUR FINANCIAL PROSPECTS AND NEED FOR ADDITIONAL CAPITAL

We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We commenced our operation in 2015 through Genetron Health (Beijing) Co., Ltd. Since then, we have achieved rapid growth and continue to expand our services and products. For example, we recently launched our early screening services in the second half of 2018. Our limited operating history may make it difficult to evaluate our current business and predict our future performance. Any predictions you make about our future success or viability may be subject to uncertainty and may not be as accurate as they could be if we had a longer operating history. We may encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving fields as we seek to transit to a company capable of supporting commercial activities. In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. If we do not address these risks and difficulties successfully, our business, financial condition and results of operations may be adversely affected.

We have incurred net losses historically and we may continue to incur net losses in the near future.

We have incurred losses since our inception. For the years ended December 31, 2017, 2018 and 2019, we incurred net losses of RMB420.6 million, RMB465.0 million and RMB676.0 million (US$95.5 million), respectively. For the three months ended March 31, 2019 and 2020, we incurred losses of RMB131.5 million and RMB115.5 million (US$16.3 million), respectively. To date, we have financed our operations principally from capital contributions from our shareholders. We have devoted substantial resources to the development and commercialization of our diagnosis services and products, and plan to substantially invest in the research and development related to our cancer early screening business and regulatory approvals with respect to our IVD products, including preclinical studies, clinical and regulatory initiatives to obtain marketing approval and sales and marketing activities. We are in varying stages of research and development for other services and products that we may offer. We will need to generate significant additional revenue to achieve profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any period of time. Our failure to achieve profitability would negatively affect our business, financial condition, results of operations, and cash flows. If we are unable to execute our sales and marketing strategy for our services and are unable to gain sufficient acceptance in the market, we may be unable to generate sufficient revenues to sustain our business.

We have recorded negative cash flows from operating activities historically and may have a current liabilities position in the future.

We have experienced significant cash outflow from operating activities since our inception. We had net cash used in operating activities of RMB129.9 million, RMB201.0 million and RMB197.0 million (US$27.8 million) for the years ended December 31, 2017, 2018 and 2019, respectively. We had net cash used in operating activities of RMB59.2 million and RMB71.5 million (US$10.1 million) for the three months ended March 31,

2019 and 2020, respectively. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the cash needs for operating our business and to fund our investments in our business expansion.

Although we had net current assets of RMB225.7 million (US$31.9 million) as of March 31, 2020, we cannot guarantee that we will not have a net current liabilities position in the future, which would expose us to liquidity risk. Our future liquidity and ability to make additional capital investments necessary for our operations and business expansion will depend primarily on our ability to maintain sufficient cash generated from operating activities and to obtain adequate external financing. There can be no assurance that we will be able to renew existing bank facilities or obtain other sources of financing.

We may need to obtain substantial additional financing to fund our growth and operations.

We will need to expend substantial resources for research and development and commercialization of our services and products candidates, including costs associated with:

•	clinical trials for our services and products candidates at discovery and pre-commercialization stage;

•	research and development on additional services and products; and

•	commercialization of our services and products.

To date, we have funded our operations primarily through capital contributions from our shareholders. We have also received government grants of RMB4.8 million, RMB10.7 million and RMB11.7 million (US$1.7 million) in 2017, 2018 and 2019. Government grants we received for the first three months of 2019 and 2020 are RMB50,000 and RMB1.2 million (US$0.2 million), respectively. Our operations have consumed substantial amounts of cash since inception. The net cash used in our operating activities was RMB129.9 million, RMB201.0 million and RMB197.0 million (US$27.8 million) for the years ended December 31, 2017, 2018 and 2019, respectively. The net cash used in our operating activities was RMB59.2 million and RMB71.5 million (US$10.1 million), respectively, for the first three months of 2019 and 2020. Our cash and cash equivalents as of December 31, 2017, 2018, 2019 and March 31, 2020 was RMB42.0 million, RMB62.1 million, RMB140.0 million (US$19.8 million) and RMB180.9 million (US$25.5 million), respectively. We expect our expenses to increase significantly in connection with our ongoing activities, particularly as we advance the development of our proprietary technologies and invest in commercialization of our full-cycle cancer management products. In addition, we require significant capital to build, maintain, operate and expend our laboratory facilities and engage in research and development activities. Accordingly, we will likely need to obtain substantial additional funding in connection with our continuing operations through public or private equity offerings, debt financing, collaborations or licensing arrangements or other sources. If we are unable to raise capital when needed or on commercially acceptable terms, we could incur losses and be forced to delay, reduce or terminate our research and development programs or any future commercialization efforts.

Raising additional capital may lead to dilution of shareholdings by our existing shareholders, restrict our operations, and may further result in fair value loss adversely affecting our financial results.

We may seek additional funding through a combination of equity and debt financings and collaborations. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of existing holders of the our shares will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our existing shareholders.

The incurrence of additional indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license IP rights and other operating restrictions that could adversely impact our ability to conduct our business.

In addition, since our inception, we have completed a series of financing by issuing certain shares with preferred rights, including anti-dilution rights, liquidation preference and redemption rights. The fair value of our preferred shares might further change with the increase of our valuation in our future financing activities. We had recorded fair value loss of financial instruments with preferred rights of RMB258.1 million, RMB233.6 million, RMB333.4 million (US$47.1 million) and RMB44.8 million (US$6.3 million) in 2017, 2018, 2019 and the three months ended March 31, 2020, respectively, and may incur increased fair value loss of financial instruments due to future financing activities, which may materially affect our financial results.

As of the date of this prospectus, our revenue is primarily generated from diagnosis and monitoring services and products and we are highly dependent on it for our success.

As of the date of this prospectus, our revenue is primarily generated from diagnosis and monitoring services and products. We expect that revenues of our diagnosis and monitoring services and products business will continue to account for the substantial part of our revenues going forward. Our ability to generate profits will therefore largely depend upon the acceptance and adoption of our tests by our customers. The increase in acceptance and adoption of our tests will depend on numerous factors, including the prices we charge for our tests, the broader coverage of our LDT services and IVD products, the availability of clinical data that supports the value of our tests and the recognition of our services and products by hospitals, doctors, KOLs and others in the medical community. We cannot assure you that our diagnosis and monitoring services and products will continue to maintain or gain market acceptance, and any failure to do so would harm our business and results of operations.

We may face certain risks in collecting our receivables, and the failure to collect could adversely effect on our business, financial condition and results of operation.

As of December 31, 2019 and March 31, 2020, our trade and other receivables and contract assets was RMB104.3 million (US$14.7 million) and RMB113.8 million (US$16.1 million), respectively, and the provision for impairment of trade and other receivables and contract assets were RMB4.1 million (US$0.6 million) and RMB0.7 million (US$0.1 million), respectively. As our business continues to scale, our trade and other receivables and contract assets balance may continue to grow, which may increase our risks for uncollectible receivables. Actual losses on receivables balance could differ from those that we anticipate and reserve in our allowance for doubtful accounts, as a result we might need to adjust our allowance. Macroeconomic conditions could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause clients to delay payments to us, request modifications to their payment arrangements or default on their payment obligations to us. If we are unable to collect our trade and other receivables and contract assets from our customers, our business, financial condition and results of operation may be materially and adversely affected.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

Our financial prospects depend substantially upon the successful commercialization of our services and products in the future, which may fail or experience significant delays.

Although we have developed and marketed several diagnosis services and products to date, we believe our future success is dependent upon our ability of continuous developing technologies and successfully marketing our existing cancer genetic offerings to customers within the PRC and expanding into overseas. Our ability to generate significant revenue in the next several years will depend primarily on the successes of each key stage of our business, including pre-clinical research and development, clinical trial, regulatory approval, manufacture, marketing and commercialization of our services and products, which is subject to significant uncertainty. Our pipeline of new IVD product is in various stages of development and may take several more years to develop and may be required to undergo extensive clinical validation. Our ability to generate sales revenue from our products and services and our future profitability depends on a number of factors, including our ability to continue:

•	obtaining regulatory approvals and marketing authorizations for our services and products;

•	obtaining market acceptance by patients, hospitals, clinicians, KOLs, biopharmaceutical companies and others in the medical community;

•	establishing sufficient testing capacity and commercial manufacturing capabilities, either by expanding our current facility or making arrangements with third parties;

•	developing and maintaining our sales network to launch and commercialize our new cancer genomic testing services and products;

•	setting appropriate and favorable prices for our cancer genomic testing services and products and obtaining adequate reimbursement from third-party payers;

•	maintaining commercially viable supply relationships with third parties and maintaining sufficient research and development capabilities and infrastructure;

•	addressing any competing technological and market developments; and

•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how.

If we do not achieve one or more of these milestones in a timely manner or at all, we could experience significant delays in our ability to obtain approvals for our services and products or to successfully commercialize our services and products, which would materially harm our business and we may not be able to generate sufficient revenues and cash flows to continue our operations.

Our ability to become profitable in the future will depend on various factors, including the market acceptance of our services and products.

We are a growing precision oncology company and have engaged in targeted sales and marketing activities for our services and products. Our services and products are relatively innovative and may never gain significant acceptance in the marketplace or generate substantial revenues or permit us to become profitable. We will need to further expand our products and services offerings through the efforts of research and development and the expansion of our current relationships and development of new relationships with hospitals, KOLs and biopharmaceutical companies. Our ability to achieve and maintain commercial market acceptance of our existing and future products will depend on a number of factors, including:

•	our ability to demonstrate the utility and value of our full-cycle cancer clinical treatment to our customers;

•	our ability to promote awareness of our services and products;

•	the rate of adoption and/or endorsement of our tests by clinicians, KOLs, and biopharmaceutical companies;

•	the timing and scope of any regulatory approval for our services and products;

•	whether our services are considered superior to those of our competitors;

•	negative publicity regarding ours or our competitors’ products resulting from defects or errors; and

•	our ability to further validate our technology through clinical research and accompanying publications

We cannot assure you that we will be successful in addressing each of these criteria or other criteria that might affect the market acceptance of our products and services. Failure to achieve broad market acceptance of our services would materially harm our business, financial condition, and results of operations.

We may be adversely affected by the uncertainties and changes in the regulation of cancer genomic testing service industry in the PRC, and any lack of requisite approvals, permits, registrations or filings in relation to our business may have a material adverse effect on our business, results of operations and prospects.

Due to the relatively short history of the cancer genomic testing service industry in the PRC, a comprehensive regulatory framework governing our industry has not been established. We cannot rule out the possibility that some common practices in our industry which we also adopt might be viewed as not being in full compliance with the existing PRC laws and regulations.

According to the Administration of Clinical Gene Amplification Test Laboratories, a clinical gene amplification testing laboratory shall not conduct the clinical testing items that have not been registered or filed with the relevant health administrative authority in accordance with the Catalogue of Clinical Laboratory Items for Medical Institutions (2013) (“Testing Items Catalogue”). The scope of Testing Items Catalogue is limited and has not been updated since 2013. Many of testing items of our cancer genomic testing services are beyond the scope of Testing Items Catalogue, so that we are not able to register or file such testing items with the applicable health administrative authority. Meanwhile, pursuant to the Notice on Issues Related to the Management of Clinical Laboratory Items, or Circular 167, promulgated by the NHFPC on February 25, 2016, the clinical testing items which are not included in the Testing Items Catalogue, but with clear clinical significance, relatively high specificity and sensitivity, and reasonable price, shall be validated in time to meet clinical needs. Based on our consultation with a competent government authority, medical institutions could conduct testing items beyond the scope of Testing Items Catalogue after validation. However, it remains unclear as to how to validate such testing items based on Circular 167, nor does Circular 167 specify what testing items are “with clear clinical significance, relatively high specificity and sensitivity and reasonable price.” Our PRC Legal Counsel, Shihui Partners, taking into consideration of the consultation with competent government authority, among others, is of the view that the possibility of suspension of our testing items that are beyond Testing Items Catalogue is relatively low. If the government promulgates clear guidelines for validation under Circular 167, we intend to take necessary actions to meet such requirements. Any failure to meet existing and future requirements may prevent us from conducting our testing items, and result in adverse effect on our business operation.

On February 9, 2014, the General Office of NHFPC and the General Office of China Food and Drug Administration, predecessor of the National Medical Products Administration (“NMPA”), have jointly issued the Notice of Strengthening the Administration of Products and Technologies Relating to Clinical Genomic Testing, or Notice No.25, to specifically govern the products and technologies used in genomic testing service. In accordance with Notice No.25, the NHFPC is in charge of the management of clinical use of genomic testing technology, and the pilot enterprises designated by the NHFPC may use genomic testing products on trial and no medical institutions may apply genomic testing technologies or products for clinical use before the issuance of relevant access standards and management regulations. Subsequently, in March 2014, Medical Affairs and Hospital Administration Bureau of the NHFPC issued a notice to start the pilot scheme on clinical use of NGS. The first group of pilot enterprises in cancer genomic testing industry are mainly hospitals, and we have been told that no other enterprises have been approved to become new pilot enterprises after the launch of the first group of pilot enterprises, based on our consultation with a competent government authority. The companies that are not pilot enterprises, including us, may be prohibited from using NGS technology pursuant to Notice No.25. Based on our communication with an industry related authority, we have been informed that (i) the relevant government authority plans to promulgate cancer genomic testing services regulations for clinical laboratories including setting clear requirements for NGS technology approval, (ii) a few provincial centers for clinical laboratories supervised by provincial health commission have started or plan to start organizing technical inspection and quality assessment of the application of NGS technologies that suitable for clinical use, (iii) clinical laboratories conducting cancer genomic testing with a good operation record, including us, may be less likely to be subject to enforcement actions before the above cancer genomic testing services regulations be promulgated. Our PRC Legal Counsel, Shihui Partners, has advised that, taking into consideration of the foregoing consultation, among others, the likelihood of us being prohibited from using NGS technology is relatively low. If the government promulgates the clear requirement for NGS technology approval, we intend to take necessary actions to meet such requirements. Any failure to meet existing and future requirements may result in adverse effect on our continuous business operation of NGS technology utilization.

Based on Notice No.25, genomic testing diagnostic products (including gene sequencing platforms and relevant diagnostic assays or software) shall be deemed as medical devices and governed under the Regulations on the Supervision and Administration of Medical Devices, or Order No.276 of State Council. See “Regulation—Regulations Relating to Medical Devices.” Pursuant to Notice 25 and Order No.276 of State Council, the genomic testing diagnostic products used in our cancer genomic testing services shall be registered with NMPA or its local authorities. Any entity that uses unregistered genomic testing diagnostic products in cancer genomic testing services may be subject to fines, confiscation of such products it used and/or suspension of its business. However, there are only few cancer genomic sequencing platforms and assays registered with NMPA in cancer genomic testing industry. According to Frost & Sullivan, no NGS-based cancer genomic testing assay has been registered with NMPA in association with genomic sequencing platforms until a 4-gene assay was registered with NMPA in July 2018. Furthermore, such registered cancer genomic sequencing platforms and assays may not satisfy the demand for comprehensive and high-throughput testing in cancer genomic testing service industry. It is common in our industry that cancer genomic testing laboratories, including us, use unregistered cancer genomic testing diagnostic products while providing cancer genomic testing services considering that the adoption of cancer genomic testing service is time-sensitive while the pathway of registration with NMPA for cancer genomic testing diagnostic product is evolving, which usually leads to uncertain and lengthy registration process. Based on our consultation with an industry-related authority, we have been informed that (i) the relevant government authority plans to promulgate cancer genomic testing service regulations which may allow medical institutions to use unregistered but performance-qualified products in their cancer genomic testing services in future, (ii) it is the wide industry practice that genomic testing laboratories use unregistered diagnostic products in cancer genomic testing services, and (iii) the genomic testing laboratories with a good operation record, including us, may be less likely to be subject to enforcement actions before the promulgation of above cancer genomic testing regulations. As of the date of the Prospectus, we have not been subject to any material fines or other penalties related to the above mentioned non-compliance. However, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practices. Therefore, prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. The regulatory framework for this industry is also evolving and may remain uncertain for the foreseeable future. If the government promulgates new requirement for products, including sequencing platforms and assays, used in cancer genomic testing services, we intend to take necessary actions to meet such requirements. Any failure to meet existing and future requirements may adversely affect our business and results of operations as a result of those existing non-compliances or any non-compliance with any new laws or regulations.

If we fail to obtain applicable licenses or registrations for our IVD medical products, we will unable to commercially manufacture, distribute and market out our products, our business of commercialization of IVD medical products might be substantially harmed.

Our IVD medical products are subject to extensive regulations in China. To produce and sell our IVD medical products, we need to obtain licenses and registrations with the NMPA or their respective provincial counterparts. The sale of unregistered IVD medical products would result in administrative punishments including but not limited to monetary penalties. We currently have obtained approvals for three IVD assays and three IVD platforms, and most of our IVD products are still in development or in the process of obtaining registrations. The NMPA registration process is costly, lengthy and uncertain. In particular, we are required to conduct, at our own expenses, adequate and well-controlled clinical trials, and provide the NMPA with clinical data that demonstrates the efficacy and safety of our IVD medical products. The time required to obtain registrations from the NMPA is unpredictable but typically takes years following the commencement of pre-clinical studies and clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, registration policies, regulations or the type and amount of clinical data necessary to gain registration may change during the course of clinical-development and may vary among regions. If we cannot obtain the registration for our IVD medical products, we cannot commercialize such IVD medical products and there will be a material adverse effect on our business of IVD medical products commercialization, financial condition and results of operations. We cannot control whether planned clinical trials will begin on time or whether any of our clinical trials will be completed on schedule, or at all. Our product development costs would likely increase if we encounter delays in testing or obtaining approvals or if we need to perform more or a larger scale of clinical trials than planned. If the delays are significant, the commercial prospects for some of our IVD medical products will be harmed, which will adversely affect the results of operations in our business.

We face risks associated with uncertainties relating to Regulation for the Administration of Human Genetic Resources.

The collection, preservation, usage and outbound provision of human genetic resources in the PRC are governed by Regulation for the Administration of Human Genetic Resources, or HGR Regulation, except for activities relating to human genetic resources conducted for some specific purposes including clinical diagnosis and treatment. Based on our consultation with the competent government authority, we believe that our diagnosis business and early screening business are both for the purpose of clinical diagnosis and treatment, so that such activities relating to human genetic resources in our diagnosis business or early screening business may not be governed by HGR Regulation. However, we cannot assure you that our diagnosis business and early screening business will be continuously deemed as conducted for the purpose of clinical diagnosis and treatment by the relevant government authority. Meanwhile, our collection, preservation and usage of human genetic resources in our development services are governed by HGR Regulation.

Pursuant to HGR Regulation, there are some limitations for foreign entities, individuals and such entities established or actually controlled thereby (“Restricted Entities”, and each, a “Restricted Entity”) to engage in activities relating to human genetic resources. For example, the Restricted Entity is not allowed to collect or preserve human genetic resources of China, while it is prohibited from using human genetic resources of China unless that such Restricted Entity have obtained an approval from relevant government authority or have filed with relevant government authority for international cooperation with a domestic entity. As advised by our PRC Legal Counsel, Shihui Partners, taking into consideration of our consultation with a competent government authority, among others, although an entity controlled, directly or indirectly, by foreign persons through shareholding ownership would be deemed as a Restricted Entity, HGR Regulation remains unclear as to whether a VIE entity controlled by a wholly foreign owned enterprise through contractual arrangements would be deemed as a Restricted Entity. We cannot assure you that our VIE entities will not be deemed as Restricted Entities in the future, given the lack of clear statutory interpretation regarding HGR Regulation. If our VIE entities engaging in development services are deemed as the Restricted Entities by relevant government authority, our development services, among others, would be adversely affected and we may no longer be able to collect or preserve human genetic resources in our development services, and with respect to usage of human genetic resources, we may have to cooperate with domestic entities and be required to obtain approvals or file with relevant government authority for such cooperation which could result in additional cost and our business, financial condition and results of operations will be adversely affected. As of the date of the Prospectus, we have not been subject to any material fines or other penalties related to our collection, preservation and usage of human genetic resources in our development services. However, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practices. Therefore, prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. The regulatory framework for the administration of human genetic resources is also evolving and may remain uncertain for the foreseeable future.

We rely on third parties to monitor, support and/or conduct our pre-clinical studies and clinical trials. Therefore, we may not be able to directly control the timing, conduct, expense and quality of our clinical trials and we cannot assure these third parties can duly perform their obligations as agreed and expected.

We primarily rely on hospitals that are beyond our control to monitor, support, conduct pre-clinical studies and clinical trials of our cancer genomic testing pipeline products. As a result, we have less control over the quality, timing and cost of these studies and the ability to recruit trial subjects than conducting these trials entirely by ourselves. We cannot assure these third parties can meet expected timetable or can always be in compliance with regulatory requirements. Any failures of these third parties to duly perform their obligations may result in our clinical trials being extended, delayed or terminated, or our data being rejected by NMPA or regulatory agencies. In addition, if we are unable to maintain or enter into agreements with these third parties on acceptable terms, or if any such engagement is terminated, we may be unable to enroll patients on a timely basis or otherwise conduct our trials in the manner we anticipate.

Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Many of the factors that may cause or lead to a delay in the commencement or completion of clinical trials may ultimately lead to delay or denial of regulatory clearance or approval. Success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior trials and pre-clinical studies. Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims or that the regulatory authorities will agree with our conclusions regarding them. The clinical trial process may fail to demonstrate that our tests are safe and effective for the proposed indicated uses, which could cause us to abandon development of our tests and may delay development of others. Any delay or termination of our clinical trials will delay the filing of our product submissions and, ultimately, may impact our ability to commercialize our tests and generate revenues.

We may face intense competition and our competitors may develop similar, but more advanced services and products than ours, which may adversely affect our business and financial conditions.

We compete with life sciences companies that design, manufacture, and market products for analysis of genetic variations and biological functions and other applications using a wide range of competing technologies in the PRC and overseas. We anticipate that we will continue to face increased competitions as existing companies develop new or improved products and as new companies enter the market with new technologies. One or more of our competitors may render one or more of our technologies obsolete or uneconomical. Some of our competitors have greater financial, technical and personnel resources, broader product lines, more focused product lines, a more established customer base, and more experience in research and development than we do. In addition, as a result of mergers and acquisitions in life science industry, even more resources are being concentrated in our competitors and our up and down streams business partners. Competition may increase further due to the progress/improvements made in the commercial applicability of technologies and the increased capital investment in the industries. Our competitors may develop products which are more effective, less costly and safer than we are able to, or obtain patent protection, regulatory approval, product commercialization, and market penetration more rapidly than we do.

Furthermore, life sciences, clinical genomics, and pharmaceutical companies, which are our potential customers and strategic partners, could also develop competing products, which may result in the decrease of demand of our services and products. Furthermore, we believe that customers in our markets display a significant amount of loyalty to their initial supplier of a particular product; therefore, it may be difficult to generate sales to potential customers who have purchased products from competitors. To the extent we are unable to be the first to develop or supply new services and products, our competitive position may suffer.

The market for cancer genomics is currently limited and highly competitive, with several large companies already having intellectual property portfolios, and regulatory expertise. As a result, these companies may obtain regulatory approval more rapidly than we are able to. Established diagnostic companies also have an installed base of instruments in several markets, including clinical and reference laboratories, which could deter acceptance of our services and products. In addition, some of these companies have formed alliances with genomics companies that provide them access to genetic information that may be incorporated into their diagnostic tests, potentially creating a competitive advantage for them.

We and our competitors also compete on the basis of price. As the cost of analyzing genetic variation and biological function falls over time, as we expect, we cannot be sure that the demand for related services and products will increase proportionately. In the future, if the demand for our services and products proves to be more insensitive to lower sequencing costs than we expect, our business, financial condition, and results of operations will be adversely affected.

Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we collect and store sensitive data, including protected health information, personally identifiable information, financial information, intellectual property, and proprietary business information owned or controlled by ourselves or our customers, payers, and other parties. We manage and maintain our applications and data utilizing a combination of on-site systems and cloud-based data centers. We utilize external security and infrastructure vendors to manage parts of our data centers. We also communicate sensitive data, including patient data, electronically, and through relationships with multiple third-party vendors and their subcontractors. These applications and data encompass a wide variety of business-critical information, including research and development information, patient data, commercial information, and business and financial information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, inappropriate modification, and the risk of our being unable to adequately monitor, audit, and modify our controls over our critical information. This risk extends to the third-party vendors and subcontractors we use to manage this sensitive data.

The secure processing, storage, maintenance, and transmission of this critical information are vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take measures to protect sensitive data from unauthorized access, use or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance, or other malicious or inadvertent disruptions. In addition, while we have implemented security measures and a formal, dedicated enterprise security program to prevent unauthorized access to patient data, such data is currently accessible through multiple channels, and there is no guarantee we can protect our data from breach. Unauthorized access, loss, or dissemination could also result in delays of our services and products development and commercialization as well as damage our reputation, including our ability to conduct our analysis, deliver test results, process claims and appeals, provide customer assistance, conduct research and development activities, collect, process, and prepare company financial information, provide information about our tests and other patient and physician education and outreach efforts through our website, and manage the administrative aspects of our business.

Any such unauthorized access, loss, or dissemination of information could also result in legal claims or proceedings, liabilities under PRC laws and regulations in relation to the protection of personal information and cybersecurity as well as those specifically governing patient and medical data. For example, pursuant to the Administrative Measures for Population Health Information, the medical institutions including our medical laboratories are responsible for collection, management, utilization, safety and privacy protection of personal healthcare data. We shall establish, maintain and execute such internal system to safeguard relevant personal healthcare data. Any failure to comply with above-mentioned regulation would result in administrative liabilities including but not limited to informed criticism.

We face challenges from the evolving regulatory environment and increasing public awareness on privacy, personal data protection and cyber security. Actual or alleged failure to comply with privacy, cybersecurity and data protection-related laws and regulations could adversely affect our business and reputation.

We operate in an environment where privacy, cybersecurity and data protection laws and regulations are constantly evolving and requiring significant efforts of compliance. In our business, we collect and use our tested individuals’ personal data, including their age, gender, disease status and medical records, and we use these personal data internally to expand our database and improve our analytics approaches, and also share these personal data with third parties (e.g. service providers, hospitals, biopharmaceutical companies) both in China and globally for research, development and other business purposes. In the PRC, the Cybersecurity Law, Administrative Measures for Population Health Information promulgated by NHFPC and relevant regulations require medical service providers collecting or using population healthcare information, including us, to ensure the information security and protect individual privacy. The increasing regulatory requirements in the PRC may lead to certain limitation to our use of the tested individuals’ personal data for improving our analytics or research and development of other new business.

We are faced with constantly evolving privacy and data protection and cybersecurity requirements in many countries where we operate. Any change in the regulatory regime in this regard could potentially subject us to more stringent data privacy regulations and affect our ability with regard to the collection and use of these personal data in these countries, which in turn could have an adverse effect on our business, financial condition and results of operations. Any failure or perceived failure of ours to comply with applicable privacy, data protection and cyber security laws and regulations could result in reputational damage or proceedings or actions against us by governmental authorities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, and materially harm our business, prospects, financial condition and results of operations. Furthermore, a data breach affecting personal data could result in significant legal and financial exposure and reputational damage that could potentially have an adverse effect on our business.

COVID-19 may impact our operations.

On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization (WHO) declared the COVID-19 coronavirus outbreak a public health emergency of international concern and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which we operate. As a result, the demand for our precision oncology services and products decreased, which adversely affected our business operations and financial performance in the first quarter of 2020. In the three months ended March 31, 2020, we performed approximately 3,933 diagnosis tests compared to approximately 4,940 diagnosis tests for the same period in 2019. In particular, our revenues from precision oncology testing by provision of LDT services decreased by 6.3% from RMB50.8 million in the three months ended March 31, 2019 to RMB47.6 million in the three months ended March 31, 2020; whereas our revenues from precision oncology testing by sale of IVD products increased significantly from RMB1.2 million in the first three months of 2019 to RMB19.2 million (US$2.7 million) in the first three months ended March 21, 2020, which was mainly attributable to the sales of newly approved Genetron S5 platform and COVID-19 testing kits. Our gross profit increased by 47.9% from RMB28.6 million in the three months ended March 31, 2019 to RMB42.2 million (US$6.0 million) in the three months ended March 21, 2020. In addition to the impact on our financial performance, COVID-19 also had temporary negative impact on our business activities, including our HCCscreenTM prospective cohort studies and advancement of our IVD pipeline registration process.

Although COVID-19 has begun to show signs of stabilization in China and our business has started to recover in the second quarter of 2020, the potential impact brought by and the duration of the COVID-19 outbreak is difficult to assess or predict and the full impact of the virus on our operations will depend on many factors beyond our control. For instance, our business operations may be adversely affected if hospitals, our direct sales team, distributors or other business partners continue to be affected by COVID-19. While it is unknown how long these conditions will last and what the complete financial effect will be to our company, we are closely monitoring its impact on us. Our business, results of operations, financial conditions and prospects could be materially adversely affected to the extent that COVID-19 harms the Chinese and global economy in general, and the trading price of our ADSs may be adversely affected.

We rely on a limited number of suppliers for some of our laboratory devices and may not be able to find replacements or immediately transition to alternative suppliers. A significant interruption in the operations of our suppliers could potentially affect our operations and any material misconduct or disputes against our suppliers could potentially harm our business and reputation.

We rely on several suppliers for certain equipment and laboratory materials used in the chemical reactions incorporated into our processes, reagents, sequencing platforms and other materials which we use in our operations. In 2017 and 2018, we purchased the majority of our laboratory equipment and supplies from our top three suppliers. An interruption in our operations could occur if we encounter delays or difficulties in securing these reagents, sequencers, or other laboratory materials, and if we cannot then obtain an acceptable substitute. Any such interruption could negatively impact research and development and launches of new services, and significantly affect our business, financial condition, results of operations, and reputation. In addition, any material misconduct or disputes against our suppliers could potentially affect our business and reputation.

We believe that there are only a few other qualified equipment manufacturers that are currently capable of supplying and servicing the equipment necessary for our laboratory operations. The use of equipment or materials furnished by these replacement suppliers would require us to significantly alter our laboratory operations. Transitioning to a new supplier would be time-consuming and expensive, may result in interruptions in our laboratory operations and would likely affect the performance specifications of our laboratory operations. There can be no assurance that we would be able to secure alternative equipment, reagents, sequencing platforms and other materials without experiencing interruptions in our workflow. In the case of an alternative supplier, there can be no assurance that the equipment or materials supplied would be available or meet our quality control and performance requirements for our laboratory operations. If we should encounter delay or difficulties in securing, reconfiguring, or revalidating the equipment, our business financial condition, results of operation, and reputation could be adversely affected.

We rely on third-party suppliers for certain of our raw materials, medical devices and components, and if shipments from these suppliers are delayed or interrupted, or if the quality of the materials, medical devices, or components supplied do not meet our requirements, we may not be able to launch, manufacture, or ship our products in a timely manner, or at all. In addition, we may not always source raw materials and equipment on commercial reasonable terms.

We require customized, precision-manufactured sub-assemblies, components, and materials that currently are available from a limited number of sources, and, in the case of some sub-assemblies, components, and materials, from only a single source. If deliveries from these vendors are delayed or interrupted for any reason, or if we are otherwise unable to secure a sufficient supply, we may not be able to obtain these sub-assemblies, components, or materials on a timely basis or in sufficient quantities or at satisfactory qualities, or at all, in order to meet demand for our precision oncology services and products. We may need to enter into contractual relationships with manufacturers for commercial-scale production of some of our products and supplies, in whole or in part, or develop these capabilities internally, and there can be no assurance that we will be able to do this on a timely basis, in sufficient quantities, or on commercially reasonable terms, especially the increase in price of equipment and raw materials would directly affect our financial results. In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and we may experience delays in meeting demand in the event we must switch to a new supplier. The time and effort required to qualify a new supplier could result in additional costs, diversion of resources, or reduced manufacturing yields, any of which would negatively impact our operating results. Accordingly, we may not be able to establish or maintain reliable, high-volume manufacturing at commercially reasonable costs or at all. In addition, the manufacture or shipment of our products may be delayed or interrupted if the quality of the products, sub-assemblies, components, or materials supplied by our vendors does not meet our requirements. Current or future social and environmental regulations or critical issues, the need to eliminate environmentally sensitive materials from our products, could restrict the supply of components and materials used in production or increase our costs. Any delay or interruption to our manufacturing or shipping our products could result in lost revenue, which would adversely affect our business, financial condition, and results of operations.

If we encounter difficulties enrolling patients or collect samples in our clinical studies, our research and development activities could be delayed or otherwise adversely affected.

The timely completion of clinical studies in accordance with protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion or sufficient samples. We may experience difficulties in patient enrolment in our clinical trials for a variety of reasons, including:

•	the size and nature of the patient population or samples;

•	the qualified patients or samples defined in the protocol;

•	the size of the study population or samples required for analysis of the trial’s primary endpoints;

•	perceived risks and benefits our pipeline products;

•	the proximity of patients to trial sites;

•	the design of the trial;

•	our ability to obtain and maintain required consent to use patients’ information and samples; and

•	the risk that patients enrolled in clinical trials will not complete a clinical trial.

In addition, our clinical trials may compete with our competitors’ clinical trials for cancer genomic testing product candidates that are in the same areas as our cancer genomic testing product candidates. Such competition will reduce the number and types of patients or samples available to us. Even if we are able to enroll a sufficient number of patients or samples in our clinical trials, delays in patient enrolment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our cancer genomic testing product candidates.

Our success depends on our ability to provide reliable, high-quality genomic data and analysis and to rapidly evolve to meet our customers’ needs. If our products, or cancer genomic testing services and products available in the market in general, do not meet the expectations of customers, our operating results, reputation and business could suffer.

Errors, including if our tests fail to accurately detect gene variants, or mistakes, including if we fail to or incompletely or incorrectly identify the significance of gene variants, could have a significant adverse impact on our business. We classify variants in accordance with guidelines that are subject to change and subject to our interpretation. There can also be flaws in the databases, third-party tools, algorithms we use, and in the software that handle automated parts of our classification protocol. If we receive poor quality or degraded samples, our tests may be unable to accurately detect gene variants or we may fail to or incompletely or incorrectly identify the significance of gene variants, which could have a significant adverse impact on our business. In addition, patients usually rely on the interpretations of doctors or physicians to read our testing reports and we are not able to ensure the interpretation will be correct and completed. Inaccurate results or misunderstandings of, or inappropriate reliance on, the information we provide to our customers could lead to, or be associated with, side effects or adverse events in patients who use our tests, including treatment-related death, and could lead to termination of our services or claims against us. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for us to defend.

We do not maintain liability insurance, including for errors and omissions, and professional liability. Any liability claim, including an errors and omissions liability claim, brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any liability lawsuit could cause injury to our reputation or cause us to suspend sales of our tests or cause a suspension of our license to operate. The occurrence of any of these events could have an adverse effect on our business, reputation and results of operations.

In addition, our success depends on the market’s confidence in cancer genomic testing services and products in general. if other genetic based precision oncology products do not perform to expectations, it may result in lower confidence in our industry in general and will then adversely affect our business.

If our current research collaborators terminate their relationships with us or develop relationships with a competitor, our ability to discover genes, proteins, and biomarkers, and to validate and commercialize molecular diagnostic and companion diagnostic tests could be adversely affected.

The responsibility of overseeing research and development of our services and products is concentrated among a number of key research collaborators. There can be no assurance that there will not be a detrimental impact on us if one or more of these key research collaborators were to cease relationship or employment with us, potentially as a result of lateral recruitment by existing or new competitors. As a result, this may adversely affect our ability to discover genes, proteins, and biomarkers, and to validate and commercialize molecular diagnostic and companion diagnostic tests.

Furthermore, our ability to continue to conduct and expand operations depends on our ability to attract and retain a large and growing number of personnel. The ability to meet our expertise needs, including the ability to find qualified personnel to fill positions that become vacant at our research and development department or to collaborate with us in research and development efforts, while controlling our costs, is generally subject to numerous external factors, including the availability of a sufficient number of qualified persons in the cancer genomics markets in which our business operates, the unemployment levels within those markets, prevailing wage rates, changing demographics, health and other insurance costs and adoption of new or revised employment and labor laws and regulations. If we are unable to locate, to attract or to retain qualified personnel, the quality of services and products provided to customers may decrease and our financial performance may be adversely affected. In addition, if costs of labor or related costs to maintain relationships with research collaborators increase for other reasons or if new or revised labor laws, rules or regulations or healthcare laws are adopted or implemented that further increase labor costs, our business, financial condition and results of operations could be materially adversely affected.

We may fail to maintain sufficient marketing and sales capabilities.

We mainly rely on our in-house specialized sales and marketing team to directly market and sell our services and products. Maintaining such in-house teams may require significant expenses, management resources and time. We will have to compete with other life sciences, clinical genomics, and pharmaceutical companies to recruit, hire, train and retain suitable personnel. We also continuously train our in-house sale force to ensure them to implement sales and marketing efficiently and in compliance with laws and regulations as well as our internal policies.

In addition to our direct sales, we also sell our products to hospitals through our distributors. We may have little control over the marketing and sales efforts of such third parties, and our revenue from distributor sales may be lower than commercializing ourselves.

There can be no assurance that we will be able to develop in-house sales and commercial distribution capabilities or establish or maintain relationships with third-party collaborators to successfully commercialize any services or products, and as a result, our financial condition and results of operations may be adversely effected if we are unable to generate sales revenue.

Reimbursement may not be immediately available for our services and products, which could diminish our sales or affect our profitability.

China has a complex medical insurance system that is currently undergoing reform. Governmental insurance coverage or the reimbursement rates in China for treatments using new medical devices and healthcare services are subject to uncertainty and vary from region to region, as local government approvals for such coverage must be obtained in each geographic region. In addition, the PRC government may change, reduce or eliminate the governmental insurance coverage currently available for treatments based on a number of factors, including price and efficacy.

Currently, our services and products are not eligible for reimbursement. Therefore, our customers need to bear the test prices themselves. The limitation on reimbursement of our service and products will adversely affect our sales, profitability and growth.

RISKS RELATING TO OUR OPERATIONS

We may encounter difficulties in managing our growth and expanding our operations successfully.

As we seek to advance our services and products through continued research and development effort, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various strategic partners, suppliers and other third parties. Future growth will impose significant added responsibilities on members of management. Our future financial performance and our ability to commercialize our services and products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development and commercialization efforts effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company.

In addition, as our business enter into new geographic regions, we will invest substantial resources and face new operational risks and challenges associated with the business, economic and regulatory environment that we are not familiar with. We will be required, among other things, to understand and comply with the local regulations, to partner with local healthcare industry, and to meet the expectations of local customers.

If we are unable to support demand for our existing or future precision oncology services and products, including ensuring that we have adequate capacity to meet increased demand, our business could suffer.

As our volume grows, we will need to continue to increase our workflow capacity for sample intake, customer service, billing, and general process improvements; expand our internal quality assurance program; and extend our services and products to support comprehensive genomic analysis at a larger scale within expected turnaround times. We will need additional certified laboratory scientists and technicians and other scientific and technical personnel to process higher volumes of our services. Portions of our process are not automated and will require additional personnel to scale. We will also need to purchase additional equipment, some of which can take several months or more to procure, set up, and validate, and increase our software and computing capacity to meet increased demand. The expansion of our operations or hiring of additional personnel may lead to significant costs and divert our management attentions and development resources. There is no assurance that any of these increases in scale, expansion of personnel, equipment, software and computing capacities, or process enhancements will be successfully implemented, or that we will have adequate space in our laboratory facilities to accommodate such required expansion.

As we commercialize additional services, we will need to incorporate new equipment, implement new technology systems and laboratory processes, and hire new personnel with different qualifications. Failure to manage this growth or transition could result in turnaround time delays, higher service costs, declining service quality, deteriorating customer service, and slower responses to competitive challenges. A failure in any one of these areas could make it difficult for us to meet market expectations for our services, and could damage our reputation and the prospects for our business.

We may not be able to attract and retain key senior management members and research and development personnel.

Our future success depends upon the continuing services of members of our senior management team and key research and development personnel and consultants. In particular, Mr. Sizhen Wang, our Chief Executive Officer, Dr. Hai Yan, our Chief Scientific Officer, Dr. Yuchen Jiao, our Chief Technology Officer, Mr. Evan Ce Xu, our Chief Financial Officer, Mr. Kevin Ying Hong, our Chief Operating Officer, and Dr. Yun-Fu Hu, our Chief Medical Officer are crucial to our research and development and operations. Although we typically require our key personals to enter into non-compete and confidentiality agreement with us, we cannot prevent they join our competitor after the non-compete period. The loss of their services could adversely impact our ability to achieve our business objectives. If one or more of our senior management or key clinical and scientific personnel are unable or unwilling to continue in their present positions or joins a competitor or forms a competing company, we may not be able to replace them in a timely manner or at all, which will have a material and adverse effect on our business, financial condition and results of operations. We do not maintain “key person” insurance for any of our executives or other employees.

In addition, the continued growth of our business depends on our ability to hire additional qualified personnel with expertise in molecular biology, chemistry, biological information processing, software, engineering, sales, marketing, and technical support. We compete for qualified management and scientific personnel with other life science and technology companies, universities, and research institutions in the PRC and overseas. Competition for these individuals is intense, and the turnover rate can be high. Failure to attract and retain management and scientific and engineering personnel could prevent us from pursuing collaborations or developing our services and products or technologies.

We have adopted two share incentive plans. We have granted and will continue to grant share-based awards in the future, which may have an adverse effect on our future profit. Exercise of the awards granted will increase the number of our shares in circulation, which may adversely affect the market price of our shares.

We adopted 2019 Plan in July 2019 and 2019 Scheme in November 2019, to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards under the 2019 Plan is 33,961,500 ordinary shares. As of the date of this prospectus, we have granted 23,270,320 awards to purchase up to 23,270,320 ordinary shares under the 2019 Plan. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards under the 2019 Scheme is 20,830,100. As of the date of this prospectus, we have not granted any awards under the 2019 Scheme. See “Management—Share Incentive Plan.”

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If our laboratory facilities become contaminated, damaged or inoperable, or we are required to vacate the facility, our ability to sell and provide our services and pursue our research and development efforts may be jeopardized.

We currently derive our revenues from our genomic analysis conducted in our laboratories located in Beijing, Shanghai, Hangzhou and Chongqing. Although all of our laboratory facilities have back-up measures, the data and samples stored in our laboratory facilities are still subject to various risks beyond our control. While our multi-location laboratories help us weather operational breakdowns at any one location, our facilities and equipment could be harmed or rendered inoperable by natural or man-made disasters, including fires, earthquakes, flooding, and power outages, which may render it difficult or impossible for us to sell or perform our services for some period of time. The inability to sell or to perform our diagnostic and other services, or the backlog of samples that could develop if our facility is inoperable for even a short period of time, may result in the loss of customers or harm to our reputation or relationships with scientific or clinical collaborators, and we may be unable to regain those customers or repair our reputation or such relationships in the future. Furthermore, our facilities and the equipment used to perform our services and our research and development work could be costly and time-consuming to repair or replace.

Additionally, a key component of our research and development process involves using biological samples as the basis for the development of our services. In some cases, these samples are difficult to obtain. If the parts of our laboratory facility where we store these biological samples were damaged or compromised, our ability to pursue our research and development projects, as well as our reputation, could be jeopardized.

We may pursue collaborations, in-licensing or out-license arrangements, joint ventures, strategic alliances, partnerships or other strategic investment or arrangements, which may fail to produce anticipated benefits and adversely affect our operations.

We may pursue opportunities for collaboration, in-licensing, out-license, joint ventures, acquisitions of products, assets or technology, strategic alliances, or partnerships that we believe would be complementary to or promote our existing business. In particular, we intend to continue to pursue growth through the acquisition of technology, assets or other businesses that may enable us to enhance our technologies and capabilities, expand our geographic market, add experienced management personnel and increase our test offerings. Proposing, negotiating and implementing these opportunities may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology, or other business resources, may compete with us for these opportunities or arrangements. We may not be able to identify, secure, or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms, or at all.

We have limited experience with respect to these business development activities. Management and integration of a licensing arrangement, collaboration, joint venture or other strategic arrangement may disrupt our current operations, decrease our profitability, result in significant expenses, or divert management resources that otherwise would be available for our existing business. We may not realize the anticipated benefits of any such transaction or arrangement.

Furthermore, partners, collaborators, or other parties to such transactions or arrangements may fail to fully perform their obligations or meet our expectations or cooperate with us satisfactorily for various reasons and subject us to potential risks, including the followings:

•	partners, collaborators, or other parties have significant discretion in determining the efforts and resources that they will apply to a transaction or arrangement;

•	partners, collaborators, or other parties could independently develop, or develop with third parties, services and products that compete directly or indirectly with our services and products;

•	partners, collaborators, or other parties may stop, delay or discontinue research and development, and commercialization efforts;

•

partners, collaborators, or other parties may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•

disputes may arise between us and partners, collaborators, or other parties that cause the delay or termination of the research, development or commercialization of our services and products, or that result in costly litigation or arbitration that diverts management attention and resources;

•

partners, collaborators, or other parties may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable services and products; and

•

partners, collaborators, or other parties may own or co-own intellectual property covering our services and products that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property.

Any such transactions or arrangements may also require actions, consents, approval, waiver, participation or involvement of various degrees from third parties, such as regulators, government authorities, creditors, licensors or licensees, related individuals, suppliers, distributors, shareholders or other stakeholders or interested parties. There is no assurance that such third parties will be cooperative as we desire, or at all, in which case we may be unable to carry out the relevant transactions or arrangements.

Any failure to maintain effective quality control over our products and services could materially adversely affect our business.

The quality of our services and products is critical to the success of our business, and such quality to a large extent depends on the effectiveness of our quality control system. We have developed a rigorous quality control system that enables us to monitor each stage of the production process. Our laboratory facilities have received the CAP accreditation and NCCL EQA Certification.

However, despite our quality control management system, we cannot eliminate the risk of errors, defects or failures. We may fail to detect or cure defects as a result of a number of factors, many of which are outside our control, including:

•	technical or mechanical malfunctions in the production process;

•	human error or malfeasance by our quality control personnel;

•	tampering by third parties; and

•	defective raw materials or equipment.

Failure to detect quality defects in our products could result in patient injury, customer dissatisfaction, or other problems that could seriously harm our reputation and business, expose us to liability, and adversely affect our revenue and profitability.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our third-party research institution collaborators, suppliers and other contractors, could be subjected to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. In addition, we partially rely on our third-party research institution collaborators for conducting research and development, and they may be affected by government shutdowns or withdrawn funding. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

Our employees, third-party suppliers, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk of fraud or other misconduct by our employees, third-party suppliers, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of the NMPA and overseas regulators that have jurisdictions over us, comply with healthcare fraud and abuse laws and regulations in China and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and cause serious harm to our reputation. We currently have a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and our code of conduct and the other precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant civil, criminal and administrative penalties, including, without limitation, damages, monetary fines, individual imprisonment, disgorgement of profits, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with the law and curtailment or restructuring of our operations, which could have a significant impact on our business. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees and divert the attention of management in defending ourselves against any of these claims or investigations.

Our business depends on a strong brand, and failing to maintain and enhance our brand would adversely affect our business, results of operations and financial condition.

We believe that maintaining and enhancing our brand identity and increasing market awareness of our company and products, particularly among clinicians and biopharmaceutical companies, is critical to achieving widespread acceptance of our services and products, to strengthening our relationships with our existing clients and to our ability to attract new clients. The successful promotion of our brand will depend largely on our ability to continue to offer high-quality services and products and our research and development efforts. Our brand promotion activities may not be successful or yield increased revenue.

In addition, if clients deem our testing results not accurate, then our brand and reputation may suffer, clients may lose confidence in us and they may reduce or cease their use of our services and products. Our clients may post and discuss on social media about our services and products. Our reputation depends, in part, on our ability to generate positive feedback and minimize negative feedback on social media channels where existing and potential clients seek and share information. If actions we take or changes we make to our services or products upset these clients, then their online commentary could negatively affect our brand and reputation. Complaints or negative publicity about us, our services or products could materially and adversely impact our ability to attract and retain clients, our business, results of operations and financial condition.

The promotion of our brand also requires us to make expenditures, and we anticipate that these expenditures will increase as our market becomes more competitive. To the extent that these activities increase revenue, this revenue still may not be enough to offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, then our business may not grow, we may see our pricing power reduced relative to competitors and we may lose clients, all of which would adversely affect our business, results of operations and financial condition.

We depend on our information technology and other technology systems for significant elements of our operations, and any failure of the technology could harm our business.

We depend on our information technology for significant elements of our operations, including automation for the analysis of our bioinformation and automatically unpack the analyzed DNA data parameters to an automatically generated data report. We have also installed, and expect to expand, a number of enterprise software systems that affect a broad range of business processes and functional areas, including, for example, systems handling financial reporting and controls, customer relationship management, laboratory information management system, and other infrastructure operations.

Our information and other technology systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious or inadvertent human acts and natural disasters. Our servers are potentially vulnerable to physical or electronic break-ins, employee errors, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our information technology and telecommunications systems, failures or significant downtime of our information technology or telecommunications systems or those used by our third-party service providers could prevent us from conducting tests, preparing and providing reports to our customers, billing customers, collecting revenue, handling inquiries from our customers, conducting research and development activities, and managing the administrative aspects of our business. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have an adverse effect on our business.

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by a downturn in the global or China’s economy.

The global macroeconomic environment is facing challenges, including the economic slowdown in the Eurozone since 2014 and uncertainties over the impact of Brexit. The growth of the China’s economy has slowed down since 2012 compared to the previous decade and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 6.1% in 2019. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns on the relationship between China and the United States, including those resulting from the ongoing trade dispute between the two countries, which may potentially lead to foreign investors closing down their business or withdrawing their investment in China and thus exiting the China market, and other economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

Any prolonged slowdown in the global or China’s economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our clients may reduce or delay spending with us, while we may have difficulty expanding our client base fast enough, or at all, to offset the impact of decreased spending by our existing clients. In addition, to the extent we offer credit to any client and the client experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the clients. Moreover, a slowdown or disruption in the global or China’s economy may have a material and adverse impact on the financing available to us. The weakness in the economy could erode investor confidence, which constitutes the basis of the credit market.

Since 2019, there have been heightened tensions in the economic relations between the U.S. and China. The U.S. government has imposed, and proposed to impose additional, new or higher tariffs on products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing largely commensurate tariffs on products imported from the U.S. Amid these tensions, the U.S.

government has imposed and may impose additional measures on entities in China, including sanctions. We currently source some of our reagents and laboratory equipment from vendors based in the U.S. The U.S. government may prohibit these companies from doing business with Chinese companies and the Chinese government may implement countermeasures. If this were to happen, we may be required to seek substitute suppliers, which could adversely affect our operations. Moreover, the potential increase in tariffs may also increase the costs we incur to purchase imported reagents and laboratory equipment.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Allegations or lawsuits against us or our management may harm our reputation and business.

We have been, and may in the future be, subject to allegations or lawsuits brought by our competitors, clients, employees or other individuals or entities, including claims of breach of contract.

In addition, we may be subject to product liability claims alleging that our service and products identified inaccurate or incomplete information regarding the genomic alterations of the tumor or malignancy analyzed, reported inaccurate or incomplete information concerning the available therapies for a certain type of cancer or otherwise failed to perform as designed. We may also be subject to liability for errors in, a misunderstanding of or inappropriate reliance upon, the information we provide in the ordinary course of our business activities.

Any such allegation or lawsuits, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived malfeasance by our management could incur substantial expenses, delay or suspend our ongoing clinical trial, cause the withdrawal of clinical participants, harm our reputation, distract our management from our daily operations and result in other negative results. Allegations or lawsuits against us may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract customers. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management’s attention. We may also need to pay damages or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business, results of operation and cash flows.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of December 31, 2017, 2018 and 2019 and for each of the three years in the period ended December 31, 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting and other control deficiencies as of December 31, 2017, 2018 and 2019. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to:

•

Our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of IFRS and reporting requirements set forth by the SEC to address complex IFRS technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with IFRS and SEC reporting requirements; and

•	Our lack of formal and effective period-end financial closing policies and procedures.

We have taken measures and plan to continue to take measures to remedy the material weaknesses. For details, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.” The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We have limited insurance coverage, and any claims beyond our insurance coverage may result in us incurring substantial costs and a diversion of resources.

The insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider this practice to be reasonable in light of the nature of our business and the insurance products that are available in China and in line with the practices of other companies in the same industry of similar size in China. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

We face risks related to health epidemics, severe weather conditions and other outbreaks.

Our business could be adversely affected by the effects of avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, novel coronavirus (2019-nCOV), severe weather conditions or other epidemics or outbreaks. For example, the recent outbreak of novel coronavirus has endangered the health of many people residing in China and significantly disrupted travel and local economy. Health or other government regulations adopted in response to an epidemic, severe weather conditions such as snowstorms, floods or hazardous air pollution, or other outbreaks may require temporary closure of our offices. Such closures may disrupt our business operations and adversely affect our results of operations.

RISKS RELATING TO OUR INTELLECTUAL PROPERTY

We may be unsuccessful in obtaining or maintaining adequate intellectual property protection for one or more of our services and products, due to the failure of granting our patent applications or licensed patents, and issued intellectual properties covering one or more of our services and products could be found invalid or unenforceable if challenged in court or before administrative bodies.

Our commercial success will depend, in large part, on our ability to obtain, maintain and defend patent and other intellectual property protection with respect to our services and products. We cannot be certain that patents will be issued or granted with respect to our patent applications that are currently pending, or that issued or granted patents will not later be found to be invalid and/or unenforceable, be interpreted in a manner that does not adequately protect our services and products, or otherwise provide us with any competitive advantage. Additionally, the patent applications in respect of patents licensed under our in-license arrangements may not be issued or granted, and as a result, we may not be able to have adequate protection with respect to such patents. The patent position of life sciences, clinical genomics and pharmaceutical companies is generally uncertain because it involves complex legal and factual considerations. Patent applications we had applied may not be granted in the end. Moreover, some of our patents and patent applications are, and may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owned interest in such patents or patent applications, such co-owners may be able to license or transfer their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects. As such, we do not know the degree of future protection that we will have on our services and products and technology, if any, and a failure to obtain adequate intellectual property protection with respect to our services and products could have a material adverse impact on our business.

Despite the fact that we can take measures to obtain patent and other intellectual property protections with respect to our services and products, there can be no assurance that the existence, validity, enforceability, or scope of our intellectual property rights will not be challenged by a third party, or that we can obtain sufficient scope of claim in those patents to prevent a third party from competing against our services and products. For example, in an infringement proceeding, a court may decide that patent rights or other intellectual property rights owned by us are invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the ground that our patent rights or other intellectual property rights do not cover the technology in question. An adverse result in any litigation proceedings could put our patent, as well as any patents that may issue in the future from our pending patent applications, at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

In addition, if we were to initiate legal proceedings against a third party to enforce a patent covering one of our services and products, the defendant could counterclaim that our patent is invalid and/or unenforceable. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the National Intellectual Property Administration, or the applicable foreign counterpart, or made a misleading statement, during prosecution. Although we believe that we have conducted our patent prosecution in accordance with the duty of candor and in good faith, the outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our services and products. Even if a defendant does not prevail on a legal assertion of invalidity and/or unenforceability, our patent claims may be construed in a manner that would limit our ability to enforce such claims against the defendant and others.

Third parties may also raise similar claims before administrative bodies in the PRC or abroad, even outside the context of litigation. Such mechanisms include ex parte re-examination, inter partes review, post-grant review, derivation and equivalent proceedings, such as opposition proceedings. Such legal proceedings could result in revocation or amendment to our patents in such a way that they no longer cover and protect our services and products. The outcome following legal assertions of invalidity and unenforceability can be unpredictable. With respect to the validity of our patents, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we may lose part or all of the patent protection on our services and products. Any loss of patent protection could have a material adverse impact on one or more of our services and products and our business.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patent rights or misappropriate or otherwise violate our intellectual property rights. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us, alleging that we infringed their patents. In addition, in a patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patents do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects, and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

In any infringement litigation, any award of monetary damages we receive may not be commercially valuable. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

Our commercial success depends significantly on our ability to operate without infringing upon the intellectual property rights of third parties.

The life sciences industry is subject to rapid technological change and substantial litigation regarding patent and other intellectual property rights. Our potential competitors in both the PRC and abroad, may have substantially greater resources and are likely to make substantial investments in patent portfolios and competing technologies, and may apply for or obtain patents that could prevent, limit or otherwise interfere with our ability to make, use and sell our products. Numerous third-party patents exist in fields relating to our products and technologies, and it is difficult for industry participants, including us, to identify all third-party patent rights relevant to our products and technologies. Moreover, because some patent applications are maintained as confidential for a certain period of time, we cannot be certain that third parties have not filed patent applications that cover our products and technologies.

Patents could be issued to third parties that we may ultimately be found to infringe. Third parties may have or obtain valid and enforceable patents or proprietary rights that could block us from using our technology. Our failure to obtain or maintain a license to any technology that we require may materially harm our business, financial condition and results of operations. Furthermore, we would be exposed to a threat of litigation.

Third-party intellectual property right holders may also actively bring infringement or other intellectual property-related claims against us, even if we have received patent protection for our technologies, products, and services. Regardless of the merit of third parties claims against us for infringement, misappropriation or violations of their intellectual property rights, such third parties may seek and obtain injunctive or other equitable relief, which could effectively block our ability to perform our tests. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay our development or sales of any tests or other activities that are the subject of such suit. Defense of these claims, even if such claims are resolved in our favor, could cause us to incur substantial expenses and be a substantial diversion of our employee resources even if we are ultimately successful. Any adverse ruling or perception of an adverse ruling in defending ourselves could have a material adverse impact on our cash position and stock price. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation in the United States, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a material adverse effect on the price of our ADSs. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. The occurrence of any of these events may have a material adverse effect on our business, results of operation, financial condition or cash flows.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The National Intellectual Property Administration of China, or the NIPA, and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent application and prosecution process. Periodic maintenance fees, renewal fees, annuity fees, and various other governmental fees on patents and/or applications will be due to be paid to the NIPA and various other governmental patent agencies outside of China in several stages over the lifetime of the patents and/or applications. We employ reputable professionals and rely on such third parties to help us comply with these requirements and effect payment of these fees with respect to the patents and patent applications that we own. Noncompliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official communications within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case, which could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information.

We seek to protect our intellectual property and proprietary technologies, in part, by entering into agreements, including confidentiality agreements and non-disclosure agreements, with parties that have access to them, such as our employees, consultants, academic institutions, corporate partners and, other third-party service providers. Nevertheless, there can be no guarantee that an employee or a third party will not make an unauthorized disclosure of our proprietary confidential information. This might happen intentionally or inadvertently. It is possible that a competitor will make use of such information, and that our competitive position will be compromised, in spite of any legal action we might take against persons making such unauthorized disclosures. In addition, to the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Trade secrets are difficult to protect. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors or business partners might intentionally or inadvertently disclose our trade secret information to competitors or our trade secrets may otherwise be misappropriated. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable.

We sometimes engage individuals or research institutions to conduct research relevant to our business. The ability of these individuals or research institutions to publish or otherwise publicly disclose data and other information generated during the course of their research is subject to certain contractual limitations. These contractual provisions may be insufficient or inadequate to protect our confidential information. If we do not apply for patent protection prior to such publication, or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized, which could adversely affect our business, financial condition and results of operations.

Intellectual property rights do not necessarily protect us from all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•

others may be able to independently develop similar or alternative technologies or designs that are similar to our services and products but that are not covered by the claims of the patents that we own or have exclusively licensed;

•

we might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or may in the future exclusively license, which could result in the patent applications not issuing or being invalidated after issuing;

•	we might not have been the first to file patent applications covering certain of our inventions, which could result in the patent applications not issuing or being invalidated after issuing;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our pending patent applications will not lead to issued patents;

•	issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive services and products for commercialization in our major markets;

•	we may fail to develop additional proprietary technologies that are patentable;

•	we may fail to apply for or obtain adequate intellectual property protection in all the jurisdictions in which we operate; and

•	the patents of others may have an adverse effect on our business, for example by preventing us from commercializing one or more of our services and products candidates for one or more cancer types.

Any of the aforementioned threats to our competitive advantage could have a material adverse effect on our business.

Patent terms may not be sufficient to effectively protect our services and products and business.

In most countries in which we plan to file applications for patents, the term of an issued patent is generally 10 to 20 years from the earliest claimed filing date if a non-provisional patent application in the applicable country. Although various extensions may be available, the life of a patent and the protection it affords are limited. Even if patents covering our services and products are obtained, we may be open to competition from other companies once our patent rights expire. Furthermore, there is no currently effective law or regulation providing patent term extension in China.

As of the date of this prospectus, we had been granted five invention patents in China. Our invention patents have expiration dates ranging from November 2032 to April 2037. We also have 20 pending patent applications in China and eight international patents applications under the Patent Cooperation Treaty (PCT) as of the date of this prospectus. If patents are issued on these pending patent applications, the resulting patents will be expected to expire ranging from November 2035 to January 2040, excluding any potential patent term extension or adjustment. Upon expiration of our issued patent or patents that may issue from our pending patent application, we will not be able to assert such patent rights against potential competitors and our business and results of operation may be adversely affected.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our products in all countries throughout the world would be prohibitively expensive. We may also encounter difficulties in protecting and defending such rights in foreign jurisdictions. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the jurisdictions of the registration of our intellectual properties. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products. Our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection , which could make it difficult for us to stop the infringement of our patents in such countries.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We may not be able to protect and enforce our trademarks.

We currently hold issued trademark registrations and have trademark applications pending, any of which may be the subject of a governmental or third-party objection, which could prevent the registration or maintenance of the same. If we are unsuccessful in obtaining trademark protection for our primary brands, we may be required to change our brand names, which could materially adversely affect our business. Moreover, as our products mature, our reliance on our trademarks to differentiate us from our competitors will increase, and as a result, if we are unable to prevent third parties from adopting, registering or using trademarks and trade dress that infringe, dilute or otherwise violate our trademark rights, or engaging in conduct that constitutes unfair competition, defamation or other violation of our rights, our business could be materially adversely affected.

RISKS RELATING TO OUR CORPORATE STRUCTURE

If the PRC government finds that the contractual arrangements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subjected to severe consequences, including the nullification of such agreements and the relinquishment of our interest in our VIE.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in the development and application of technologies for diagnosis and treatment of human stem cells and genes, which our precision oncology service relates to. Pursuant to the Special Administrative Measures (Negative List) issued by the NDRC and MOFCOM on June 30, 2019, which came into force on July 30, 2019, certain industries are specifically prohibited for foreign investment, including the development and application of technologies for diagnosis and treatment of human stem cells and genes. To comply with PRC laws and regulations, we conduct our cancer genomics business in China through VIE. We, through Genetron (Tianjin) Co., Ltd. (“WFOE”), our wholly owned subsidiary in China, entered into a series of contractual arrangements with our VIE and its ultimate shareholders, in order to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate its financial results under IFRS. Although the structure we have adopted is consistent with long-standing practice in certain industries, such as TMT industry, and is also adopted by some of our peers in China, the PRC government may not agree that these arrangements comply with PRC license, registration or other regulatory requirements, with existing policies, or with requirements or policies that may be adopted in the future. Our VIE hold the licenses, approvals and key assets that are essential for the operations of our precision oncology service businesses.

In the opinion of our PRC Legal Counsel, Shihui Partners, (i) the ownership structures of our VIE in China, currently do not, and immediately after giving effect to this offering, will not result in any violation of the applicable PRC laws or regulations currently in effect, and (ii) subject to the risks as disclosed in the section headed “Risk Factors—Risks Relating to Our Corporate Structure”, the contractual arrangements between WFOE, our VIE and its respective equity holders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect and do not violate any applicable PRC laws, rule or regulation currently in effect. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure violates PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of our PRC Legal Counsel. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among WFOE, our VIE and its respective equity holders are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoking the agreements constituting the contractual arrangements;

•	revoking our business and operating licenses;

•	requiring us to discontinue or restrict operations;

•	restricting our right to collect revenue;

•	shutting down all or part of our websites or services;

•	levying fines on us and/or confiscating the proceeds that they deem to have been obtained through non-compliant operations;

•	requiring us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	imposing additional conditions or requirements with which we may not be able to comply;

•	restricting or prohibiting our use of proceeds from public offering or other financing activities to finance our business and operations in China; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, any of the assets under the name of any record holder of equity interest in VIE , including such equity interest, may be put under court custody in connection with litigation, arbitration or other judicial or dispute resolution proceedings against that record holder. We cannot be certain that the equity interest will be disposed of in accordance with the contractual arrangements. In addition, new PRC laws, rules and regulations may be introduced to impose additional requirements that may impose additional challenges to our corporate structure and contractual arrangements. The occurrence of any of these events or the imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our precision oncology service business. In addition, if the imposition of any of these penalties causes us to be unable to direct the activities of such VIE and its subsidiaries or the right to receive their economic benefits, we would no longer be able to consolidate such VIE into our financial statements, thus adversely affecting our results of operation.

We rely on contractual arrangements with our VIE and its shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to operate our business in China. For a description of these contractual arrangements, see “Corporate History and Structure—Contractual Arrangements with the VIE and its Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and their shareholders of their obligations under the contracts to exercise control over our VIE. The shareholders of our VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and, therefore, will be subject to uncertainties in the PRC legal system. See “Risks Relating to Our Corporate Structure—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business”. Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law. For example, if the shareholders of our VIE were to refuse to transfer their equity interests in our VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

The shareholders of our VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, results of operations and financial condition.

The shareholders of our VIE may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material adverse effect on our ability to effectively control our consolidated affiliated entities and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in our variable interest entities to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual Arrangement in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our VIE’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

Our exercise of the option to acquire equity ownership and assets of VIE may subject us to certain limitation and substantial costs.

Pursuant to the contractual arrangements, WFOE or its designated persons have the exclusive right to purchase all or any part of the equity interests in our VIE from the respective equity holders at a nominal price, unless relevant government authorities or PRC laws require that another amount should be used as the purchase price, in which case the purchase price shall be the lowest amount under such requirement. The equity transfer may be subject to the approvals from and filings with the MOFCOM, the State Administration for Market Regulation (the “SAMR”) and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authority. Subject to relevant laws and regulations, the shareholders of our VIE will pay the equity transfer price they receive to WFOE or its designated persons under the contractual arrangements. The amount to be received by WFOE may also be subject to enterprise income tax, and such tax amounts could be substantial.

We may lose the ability to use and enjoy licenses, approvals and assets held by our VIE that are material to the operation of certain portions of our business if our VIE go bankrupt or become subject to a dissolution or liquidation proceeding.

We do not have priority pledges and liens against the assets of our VIE. If any of our VIE undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on the assets of our Consolidated Affiliated Entities. If our VIE liquidates, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by Consolidated Affiliated Entities to WFOE under the applicable service agreement.

If the shareholders of our VIE were to attempt to voluntarily liquidate our VIE without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request the shareholders of our VIE to transfer all of their respective equity ownership interests to a PRC entity or individual designated by us in accordance with the option agreement with the shareholders of our VIE. In addition, under the VIE agreements signed by our VIE and its shareholders, the shareholders of our VIE do not have the right to issue dividends to themselves or otherwise distribute the retained earnings or other assets of our VIE without our consent. Similarly, the shareholders of our VIE do not have the right to distribute the retained earnings or other assets of our VIE without our consent. In the event that the shareholders of our VIE initiate a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of our Consolidated Affiliated Entities without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual arrangements. Any such legal proceeding may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such legal proceeding will be uncertain.

There may be difficulties in protecting your interests under the laws of the Cayman Islands.

Our corporate affairs are governed by, among other things, our Memorandum of Association, Articles of Association, the Companies Law (2020 Revision) and common law of the Cayman Islands. The rights of Shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in some respects from those in other jurisdictions. Such differences may mean that the remedies available to the minority shareholders may be different from those they would have under the laws of other jurisdictions.

RISKS RELATING TO DOING BUSINESS IN THE PRC

If we fail to comply with environmental, health and safety laws and regulations, we could be subject to fines or penalties or incur costs that could have a material adverse effect on our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals. Our operations also produce hazardous waste products. We may contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials or our third parties’ disposal of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We could also incur significant costs associated with civil or criminal fines and penalties.

We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials. This insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of hazardous or radioactive materials.

We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act, or FCPA, and Chinese anti-corruption laws, and any determination that we have violated these laws could have a material adverse effect on our business or our reputation.

We are subject to the FCPA. The FCPA generally prohibits us from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. We are also subject to the anti-bribery laws of other jurisdictions, particularly China. Other U.S. listed companies in the life science industry have faced criminal penalties under the FCPA for allowing their agents to deviate from appropriate practices in doing business. As our business expands, the applicability of the FCPA and other anti-bribery laws to our operations will increase. We cannot assure you that we would not be required in the future to alter one or more of our practices to be in compliance with these laws or any changes in these laws or interpretation thereof. Our procedures and controls to monitor anti-bribery compliance may fail to protect us from reckless or criminal acts committed by our employees or agents. If we, due to either our own deliberate or inadvertent acts or those of others, fail to comply with applicable anti-bribery laws, our reputation could be harmed and we could incur criminal or civil penalties, other sanctions and/or significant expenses, which could have a material adverse effect on our business, including our financial condition, results of operations, cash flows and prospects.

We may be subject to additional contributions of social insurance premium and housing provident funds and late payments and fines imposed by relevant governmental authorities.

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008, and amended on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Funds and other relevant laws and regulations, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds or collectively the Employee Benefits. An employer shall pay the Employee Benefits for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance and other Employee Benefits that should be assumed by the employees. For example, PRC subsidiaries shall register with local social insurance agencies and register with applicable housing funds management centers and establish a special housing fund account in an entrusted bank. And an employer that has not made social insurance contributions at a rate and based on an amount prescribed by the law, or at all, may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times of the amount overdue.

We have not made adequate contributions to social insurance and other Employee Benefits for our employees until September of 2018. We have recorded accruals for the estimated underpaid amounts of Employee Benefits in our financial statements.

To efficiently administer the contribution to housing funds and social insurance in certain cities in China, some of our subsidiaries engage third-party agents to make such contribution for some of our PRC employees. Any failure to make such contribution by these third-party agents may directly expose us to penalties imposed by the local authorities and/or legal claims raised by our employees.

As of the date of this prospectus, we have not received any notice from the relevant government authorities or any claim or request from these employees in this regard. However, we cannot assure you that the relevant government authorities will not require us to pay the outstanding amount and impose late fees or fines on us. If we are otherwise subject to investigations related to non-compliance with labor laws and are imposed severe penalties or incur significant legal fees in connection with labor disputes or investigations, our business, financial condition and results of operations may be adversely affected.

These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism.

According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “—Risks Relating to the ADSs and this Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the PRC National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaces the trio of existing laws regulating foreign investment in the PRC, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, and become the legal foundation for foreign investment in the PRC. Meanwhile, the Implementation Regulation of the Foreign Investment Law came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law.

The Foreign Investment Law sets out the basic regulatory framework for foreign investments and proposes to implement a system of pre-entry national treatment with a negative list for foreign investments, pursuant to which (i) foreign entities and individuals are prohibited from investing in the areas that are not open to foreign investments, (ii) foreign investments in the restricted industries must satisfy certain requirements under the law, and (iii) foreign investments in business sectors outside of the negative list will be treated equally with domestic investments. The Foreign Investment Law also sets forth necessary mechanisms to facilitate, protect and manage foreign investments and proposes to establish a foreign investment information reporting system, through which foreign investors are required to submit information relating to their investments to the Ministry of Commerce, or MOFCOM, or its local branches.

However, since the Foreign Investment Law is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Any non-compliance with PRC advertising laws and regulations by us may subject us to penalties.

We are obligated to ensure our advertising content to comply with applicable laws. For example, no medical advertisements or medical device advertisements shall be published before relevant approval has been obtained from competent government authority. Please see “Regulations—Regulations relating to Advertisement”. Any violation of the relevant laws and regulations may subject us to governmental penalties, impair our brand and adversely impact our financial condition and results of operations.

The lease agreements of our leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines.

Under PRC law, lease agreements of commodity housing tenancy are required to be registered with the local construction (real estate) departments. Although failure to do so does not in itself invalidate the leases, the parties of the lease agreements may be exposed to potential fines if they fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. As of the date of this Prospectus, the lease agreements for most of our leased properties in China, including leased properties for our spaces, have not been registered with the relevant PRC government authorities. As of the date of this prospectus, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of our leased properties, or the lease agreements of which have not been registered with the government authorities. However, we cannot assure you that the government authorities will not impose fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition.

Our rights to use our leased properties could be challenged by property owners or other third parties, which may disrupt our operations and incur relocation costs.

As of the date of this Prospectus, we have a number of title defects with respect to some of our leased properties, for example, the lessors of certain of our leased properties in China failed to provide us with valid property ownership certificates or authorizations from the property owners for the lessors to sublease the properties. If such lessors do not have the relevant property ownership certificates or the right to lease or sublease such properties to us, the relevant rightful title holders or other third parties may challenge our use of such leased properties, and we may be forced to vacate these properties and be required to seek alternative properties for lease. In such an event, our business operations will be interrupted, and relocation costs will be incurred. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Equity Incentive Plans of Overseas Listed Companies, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from the sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulations Relating to Foreign Exchange—Share Option Rules.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that we are not a PRC resident enterprise for PRC tax purposes. See “ Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). Any PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether in practice our non-PRC shareholders would be able to obtain the benefits of any tax treaties between their countries of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or our ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698. SAT Bulletin 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Bulletin 7 extends the PRC’s tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving a transfer of other taxable assets through an offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or another person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or another person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprises Income Tax at Source, or SAT Bulletin 37, which, among others, repealed the SAT Circular 698 on December 1, 2017. SAT Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises under SAT Circular 698. And certain rules stipulated in SAT Bulletin 7 are replaced by SAT Bulletin 37. Where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the PRC Enterprise Income Tax Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority; however, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is a transferor in such transactions, and may be subject to withholding obligations if our company is a transferee in such transactions, under SAT Bulletin 7 and SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Bulletin 7 and SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

If our preferential tax treatments are revoked, become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our results of operations could be materially and adversely affected.

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our VIE in China, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008 and amended in 2018, were triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the PRC National People’s Congress, which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC government authorities.

Our PRC legal counsel has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval may not be required for the listing and trading of the ADSs on the Nasdaq Global Market in the context of this offering, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offering such as this offering contemplated by our Company are subject to the M&A Rules; (ii)our PRC subsidiary was incorporated as wholly foreign-owned enterprises by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; and (iii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration on Domestic Residents’ Overseas Investment, Financing and Roundtrip Investment via Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policy, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and registrations as required under SAFE Circular 37 and those PRC resident shareholders that hold direct interest in our company have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiary in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into the subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary and VIE. We may make loans to our PRC subsidiary and VIE subject to the approval or registration from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiary in China. Any loans to our wholly foreign-owned subsidiary in China, which are treated as foreign-invested enterprises under PRC law, are subject to foreign exchange loan registrations. In addition, a foreign-invested enterprise, or FIE, shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or VIE or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiary, which is a wholly foreign-owned enterprise, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (SDR) along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use the cash generated from the operations of our PRC subsidiary and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our prospectus filed with the U.S. Securities and Exchange Commission, or the SEC, as auditor of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is subject to the laws in the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, and organized under the laws of the PRC, which is a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements, which may have a material adverse effect on our ADS price.

In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally. However, it remains unclear what further actions the SEC and PCAOB will take to address these problems.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act which provides that issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate could be prohibited from trading their securities on a U.S. national securities exchange, such as the Nasdaq Global Market, or in U.S. over-the-counter markets if such issuer has three consecutive non-inspection years after the law becomes effective, if at all. This bill is to be passed by the House of Representatives and signed by the U.S. president before it becomes effective. It is unclear if the proposed legislation would be enacted. If enacted, the market price of our ADSs could be adversely affected. Our ADSs could be prohibited from trading on the Nasdaq Global Market or other U.S. exchange if our auditors fail to be inspected by the PCAOB for three consecutive years, which could ultimately lead to the delisting of our ADSs from the Nasdaq Global Market or other U.S. exchange or the termination of the registration of our ADSs under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. If any such deliberations were to materialize, the resulting legislation may have adverse impact on the stock performance of China-based issuers listed in the U.S.

Proceedings instituted by the SEC against four PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the China based “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet specified criteria, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was February 6, 2019. We cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the China based “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

RISKS RELATING TO THE ADSS AND THIS OFFERING

An active trading market for our ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

[The ADSs have been approved for listing on the Nasdaq Global Market.] We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for the ADSs or our ordinary shares, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our net revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

•	announcements of new products and services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	fluctuations in operating metrics;

•	failure on our part to realize monetization opportunities as expected;

•	changes in revenues generated from our significant business partners;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales or perceived sales of additional equity securities;

•	detrimental negative publicity about us, our management, our competitors or our industry;

•	a lack of effective internal control over financial reporting;

•	inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers;

•	regulatory developments affecting us or our industry; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the trading volume and price of the ADSs.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be 16,000,000 ADSs (equivalent to 80,000,000 ordinary shares) outstanding immediately after this offering, or 18,400,000 ADSs (equivalent to 92,000,000 ordinary shares) if the underwriters exercise their over-allotment option in full. In connection with this offering, we, our directors and executive officers, our existing shareholders and all of our award holders have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus (the “Lock-up Period”) without the prior written consent of the underwriters, subject to certain exceptions, except that 5,000,000 ordinary shares on an as-converted basis upon the completion of this offering, which are a portion of the shares held by Tianjin Tianshu Xingfu Corporation Management L.P. (Limited Partnership) (“Tianjin Tianshu Xingfu”), are exempted from the lock-up restrictions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. Moreover, certain of our shareholders have pledged certain of our shares (the “Pledged Shares”) to secure borrowings and entered into several deeds of share charge (the “Share Charges”) with the lenders. See “Principal Shareholders,” footnotes (1), (3), (4), (5), (6) and (10). These shareholders have agreed that, during the Lock-up Period, in cases of transfers of the shares to the lenders upon any bona fide enforcement of the pledge, which are exempted from the lock-up restrictions, they will use their best efforts to have the lenders enter into similar lock-up agreements before the transfers. The lenders have undertaken, subject to certain exceptions, that, during the Lock-up Period, they will not exercise any right or remedy to sell or dispose of any of the Pledged Shares to a third-party purchaser following a default under the Share Charge, unless such purchaser has, before such sale or disposal, agreed in writing with the underwriters to enter into a lock-up letter with respect to the Pledged Shares. However, even though such purchaser is subject to lock-up restrictions, there may be a perception that they will sell the shares after the Lock-up Period. Also, to the extent shares are released before the expiration of the applicable lock-up period and sold in to the market, or shares exempted from the lock-up restrictions are sold into the market, the market price of our ADSs could decline significantly. Any perceived sale of the shares into the market may also cause the price of ADSs to decline. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling these securities after this offering.

Certain major holders of our ordinary shares after completion of this offering will have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable Lock-up Period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote the underlying ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. If we instruct the depositary to solicit voting instructions, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with the instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you cancel your ADSs and withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. If we will instruct the depositary to solicit voting instructions, we will give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial.

No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Your rights to pursue claims against us and the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

The deposit agreement governing the ADSs representing our ordinary shares provides that ADS holders and the depositary have the right to elect to have any claim they may have against us arising out of or relating to our ordinary shares or ADSs or the deposit agreement settled by arbitration in New York, New York rather than in a court of law, and to have any judgment rendered by the arbitrators entered in any court having jurisdiction. An arbitral tribunal in any such arbitration would not have the authority to award any consequential, special, or punitive damages and its award would have to conform to the provisions of the deposit agreement. The deposit agreement does not give us the right to require that any claim, whether brought by us or against us, be arbitrated.

The deposit agreement also provides that, subject to the claimant’s right to require a claim to be submitted to arbitration, the federal or state courts in the State of New York have jurisdiction to hear and determine claims arising under the deposit agreement, our ordinary shares and the ADSs and the transactions contemplated thereby, including any claim under the U.S. federal securities laws. No condition or provision of the deposit agreement or ADSs serves as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder. Therefore, to the extent there are specific federal securities law violation aspects to any claims against us or the depositary brought by any holder or owner of ADSs, the federal securities law violation aspects of such claims may, at the option of such holders or owners, remain in state or federal court in the State of New York. We believe that an optional contractual arbitration provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement.

By agreeing to such optional arbitration provision, you will not be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase the ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$9.83 per ADS, assuming that no outstanding options to acquire ordinary shares are exercised. This number represents the difference between the assumed initial public offering price of US$12.50 per ADS, being the mid-point of the estimated range of the initial offering price shown on the front cover of this prospectus, and our pro forma net tangible book value per ADS as of March 31, 2020, after giving effect to this offering. You may experience further dilution to the extent that our ordinary shares are issued upon exercise of any share options. See “Dilution” for a more complete description of how the value of your investment in ADSs will be diluted upon completion of this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may, subject to the provisions of our articles of association, by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary has agreed to distribute to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933 but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property. Additionally, the value of certain distributions may be less than the cost of distributing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and Nasdaq Global Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law (2020 Revision) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted Cayman Islands company and substantially all of our assets are located outside of the United States. Our current operations are conducted in China. In addition, some of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance listing standards.

As an exempted Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq Stock Market corporate governance listing standards. However, the Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. We may elect to rely on home country practice to be exempted from the corporate governance requirements. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our ordinary shares.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets consists of assets (generally determined on a quarterly basis) that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which could be volatile). Furthermore, we raised a substantial amount of cash during our financing activities and will hold a substantial amount of cash following this offering and therefore our risk of being a PFIC for any taxable year will increase if our market capitalization declines. Moreover, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us for these purposes. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor owned the ADSs or our ordinary shares, the U.S. investor generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Taxation—Material U.S. Federal Income Tax Consideration—Passive Foreign Investment Company Rules.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and growth strategies;

•	our future business development, results of operations and financial condition;

•	relevant government policies and regulations relating to our business and industry;

•	our expectation regarding the use of proceeds from this offering;

•	general economic and business condition in China; and

•	assumptions underlying or related to any of the foregoing.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SERIES D CONVERSION

If the initial public offering price per ordinary share is equal to or greater than US$1.4642, then the 40,977,100 series D preferred shares will be converted into 40,977,100 ordinary shares on a one-to-one basis, and 361,810,100 total ordinary shares will be outstanding after the conversion of the series D preferred shares and our other series of preferred shares but prior to the completion of this offering, excluding 9,523,900 and 13,031,720 ordinary shares issued to Genetron Health (Hong Kong) Limited and EVER PRECISE INVESTMENTS LIMITED, respectively, our employee shareholding platforms established to hold the ordinary shares underlying the restricted shares and options granted under the 2019 Plan.

If the initial public offering price per share is less than US$1.4642, each outstanding series D preferred share will be converted into a number of ordinary shares determined by dividing the issue price of US$1.4642 per each series D preferred share, or the Series D Issue Price, by the lower of (a) the Series D Issue Price, (b) P*85%, and (c) P / (1 + 15%)N, where “P” means the initial public offering price per ordinary share and “N” means a fraction, the numerator of which is the number of calendar days between the date of the first issue of series D preferred share (being November 19, 2019) and the initial closing of this offering and the denominator of which is 365.

Based on the initial public offering price of US$11.50 per ADS (or US$2.30 per ordinary share), being the lower end of the range set forth on the cover of this prospectus, the 40,977,100 outstanding series D preferred shares will convert into 40,977,100 ordinary shares, and 361,810,100 ordinary shares will be outstanding immediately after conversion of the series D preferred shares and our other series of preferred shares, but before the completion of this offering.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$181.0 million, or approximately US$208.9 million if the underwriters exercise their option to purchase additional ADSs in full, based on an assumed initial public offering price of US$12.50 per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for the following purposes:

•	40% to further invest in technology and product development;

•	30% to expand our sales and marketing efforts; and

•	30% to meet working capital needs and other general corporate purposes.

If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and to our consolidated VIE only through loans, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulations relating to Dividend Distribution.”

Our Board of Directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may, subject to the provisions of our articles of association, by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board of Directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2020:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all of our issued and outstanding preferred shares into 220,332,100(1) ordinary shares on a one-for-one basis upon the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) all of our issued and outstanding preferred shares into 220,332,100(1) ordinary shares on a one-for-one basis upon the completion of this offering, and (ii) the issuance and sale of 80,000,000 ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$12.50 per ADS being the mid-point of the estimated range of the initial offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their option to purchase additional ADSs).

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2020
	Actual		Pro forma		Pro forma as adjusted(2)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Financial instruments with preferred rights	2,221,211	313,695	—	—	—	—
Total non-current liabilities	2,249,025	317,623	27,814	3,928	27,814	3,928
(Deficit)/equity attributable to owners of the Company
Share capital(3)	17	2	48	7	62	9
Share premium	—	—	2,221,180	313,690	3,502,486	494,645
Treasury shares	(2,976)	(420)	(2,976)	(420)	(2,976)	(420)
Other reserves	77,300	10,917	77,300	10,917	77,300	10,917
Accumulated losses	(1,959,437)	(276,725)	(1,959,437)	(276,725)	(1,959,437)	(276,725)

Total shareholders’ (deficit)/equity	(1,885,096)	(266,226)	336,115	47,469	1,617,435	228,426

Notes:

(1)

In connection with the completion of this offering, all of our preferred shares will convert into ordinary shares. Other than our series D preferred shares, all outstanding preferred shares will convert to ordinary shares on a one-to-one basis. Our series D preferred shares will be converted to ordinary shares on the basis of a formula that is based on the price of this offering. Unless otherwise indicated, all share number gives effect to the assumed conversion of our preferred shares into ordinary shares on a one-to-one basis, including with respect to our series D preferred shares. See “Series D Conversion” for further discussion.

(2)

The pro forma as adjusted information discussed above is illustrative only. Our share premium and total (deficit)/equity following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 change in the assumed initial public offering price of $12.50 per ADS (the mid-point of the estimated range of the initial offering price shown on the front cover of this prospectus) would, in the case of an increase, increase and, in the case of a decrease, decrease each of share premium and total shareholders’ (deficit)/equity by $14.88 million.
(3)

We issued 9,523,900 and 13,031,720 ordinary shares to Genetron Health (Hong Kong) Limited and EVER PRECISE INVESTMENTS LIMITED, respectively, our employee shareholding platforms established to hold the ordinary shares underlying the restricted shares and options granted under the 2019 Plan. In addition, there are 14,883,000 ordinary shares issued but are held in escrow and deemed as treasury shares as of March 31, 2020. See Note 16 to our financial statements for the three months ended March 31, 2019 and 2020 included elsewhere in this prospectus. The ordinary shares mentioned above are excluded from the number of our outstanding ordinary shares in our capitalization table.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. For the purpose of assessing the effect of dilution only, the calculations in the tables below are based on 126,595,000 ordinary shares outstanding as of March 31, 2020 (as disclosed in Note 9 to our financial statements for the three month ended March 31, 2019 and 2020 included elsewhere in this prospectus), which are derived from (i) 141,478,000 ordinary shares issued and outstanding as of March 31, 2020, which is calculated by excluding 9,523,900 and 13,031,720 ordinary shares issued to Genetron Health (Hong Kong) Limited and EVER PRECISE INVESTMENTS LIMITED, respectively, our employee shareholding platforms established to hold the ordinary shares underlying the restricted shares and options granted under the 2019 Plan, from 164,033,620 ordinary shares issued (see “Description of Share Capital”), less (ii) 14,883,000 ordinary shares issued but are held in escrow and deemed as treasury shares as of March 31, 2020. See Note 16 to our financial statements for the three months ended March 31, 2019 and 2020 included elsewhere in this prospectus.

Our net tangible book value as of March 31, 2020 was approximately US$(267.02) million or US$(2.11) per ordinary share and US$(10.55) per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after March 31, 2020, other than to give effect to (i) the conversion of all of our issued and outstanding preferred shares into 220,332,100(1) ordinary shares on a one-for-one basis, and (ii) our issuance and sale of ADSs offered in this offering at an assumed initial public offering price of US$12.50 per ADS, being the mid-point of the estimated range of the initial offering price shown on the front cover of this prospectus, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2020 would have been approximately US$227.63 million, or US$0.53 per ordinary share and US$2.67 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$1.97 per ordinary share, or US$9.83 per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per ordinary share basis at the assumed initial public offering price per ordinary share is US$2.50 and all ADSs are exchanged for ordinary shares:

Assumed initial public offering price per ordinary share	US$	2.50
Net tangible book value per ordinary share	US$	(2.11)
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding preferred shares	US$	0.13
Pro forma net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of all of our outstanding preferred shares, this offering as of March 31, 2020	US$	0.53
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$	1.97

Amount of dilution in net tangible book value per ADS to new investors in the offering	US$	9.83

The pro forma information discussed above is illustrative only.

Note:

(1)

In connection with the completion of this offering, all of our preferred shares will convert into ordinary shares. Other than our series D preferred shares, all outstanding preferred shares will convert to ordinary shares on a one-to-one basis. Our series D preferred shares will be converted to ordinary shares on the basis of a formula that is based on the price of this offering. Unless otherwise indicated, all share number gives effect to the assumed conversion of our preferred shares into ordinary shares on a one-to-one basis, including with respect to our series D preferred shares. See “Series D Conversion” for further discussion.

The following table summarizes, on a pro forma basis as of March 31, 2020, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid at the assumed initial public offering price of US$12.50 per ADS, being the mid-point of the estimated range of the initial offering price shown on the front cover of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

				Total Consideration
	Ordinary shares Purchased			Amount (in thousands of US$)	Percent	Average Price Per Ordinary Share	Average Price Per ADS
	Number		Percent	US$		US$	US$
Existing shareholders	346,927,400	(1)	81.2%	173,992	46.5%	0.50	2.51
New investors	80,000,000		18.8%	200,000	53.5%	2.50	12.50

Total	426,927,400		100.0%	373,992	100.0%	0.88	4.38

Note:

(1)

The number of ordinary shares of the existing shareholders is based on 126,595,300 outstanding ordinary shares as of March 31, 2020 plus 220,332,100 ordinary shares resulting from the automatic conversion of all of our outstanding preferred shares on a one-for-one basis immediately upon the completion of this offering.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and a significant portion of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Walkers (Hong Kong), our counsel as to Cayman Islands law, and Shihui Partners, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by our Cayman Islands legal counsel, Walkers (Hong Kong), that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands, will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits of the underlying dispute, based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

We have been advised by Shihui Partners, our PRC Legal Counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Shihui Partners has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding the ADSs or ordinary shares.

CORPORATE HISTORY AND STRUCTURE

Corporate History

We launched our clinical diagnosis and monitoring services in 2015 with the establishment of Genetron Health (Beijing) Co., Ltd., or Genetron Health.

In contemplation of this offering, we underwent a series of restructuring transactions, which primarily included:

•

In April 2018, Genetron Holdings Limited was incorporated under the laws of the Cayman Islands as our proposed listing entity. In connection with its incorporation, it issued ordinary and preferred shares to certain of the then existing shareholders of Genetron Health based on their equity interests held in Genetron Health. For details of the issuances of shares by Genetron Holdings Limited to its shareholders prior to this offering, please refer to “Description of Share Capital—History of Securities Issuances.”

•	In June 2018, Genetron Health (Hong Kong) Company Limited, or Genetron HK, was incorporated in Hong Kong, which is acting as the offshore intermediary holding company.

•

In March 2019, Genetron (Tianjin) Co., Ltd., or the WFOE, was established in China as a wholly owned PRC subsidiary of Genetron HK. The WFOE is not engaged in substantive business operations in the PRC. In July 2019, the WFOE entered into a series of contractual arrangements with Genetron Health, as well as its shareholders. As a result of these contractual arrangements, we obtained effective control, and became the primary beneficiary of Genetron Health, or our VIE.

We are a holding company and do not directly own any substantive business operations in the PRC. We currently focus our business operations within the PRC through Genetron Health and its subsidiaries. See “Risk Factors—Risks Relating to Our Corporate Structure.” Genetron Health and its subsidiaries hold our Medical Institution Practicing Licenses, production permits of medical devices and operation permits of medical devices that are necessary for our business operations in the PRC.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus, including our material subsidiaries and VIE:

Contractual Arrangements with our VIE and its Shareholders

Investment in the field of technology development and applications relating to human stem cells and genomic diagnosis and treatment is a prohibited category for foreign investment in the PRC. Precision oncology services fall within the scope of such prohibited category. Therefore, we established our VIE, Genetron Health (Beijing) Co., Ltd., to conduct precision oncology services business activities. We exercise effective control over our VIE through contractual arrangements among the WFOE, our VIE and its shareholders.

The contractual arrangements allow us to:

•	exercise effective control over our VIE;

•	receive substantially all of the economic benefits of our VIE; and

•	have an exclusive option to purchase all or part of the equity interest in and/or assets of our VIE when and to the extent permitted by laws.

As a result of these contractual arrangements, we are the primary beneficiary of our VIE and, therefore, have consolidated the financial results of our VIE in our consolidated financial statements in accordance with IFRS.

In the opinion of Shihui Partners, our PRC Legal Counsel:

•

the ownership structures of our VIE, currently do not, and immediately after giving effect to this offering, will not result in any violation of the applicable PRC laws or regulations currently in effect; and

•

the contractual arrangements among the WFOE, our VIE and its shareholders, are governed by PRC laws or regulations, and are currently valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect.

However, our PRC Legal Counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in March 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which became effective on January 1, 2020. Among other things, the PRC Foreign Investment Law defines the “foreign investment” as investment activities in China by foreign investors in a direct or indirect manner, including those circumstances explicitly listed thereunder as establishing new projects or foreign invested enterprises or acquiring shares of enterprises in China, and other approaches of investment as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law leaves uncertainty as to whether foreign investors’ controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and thus be subject to the restrictions/prohibitions on foreign investments. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel.

The following is a summary of the contractual arrangements by and among the WFOE, our VIE and the shareholders of our VIE and their spouses, as applicable.

Agreements that Provide us with Effective Control over Genetron Health

Shareholder Voting Rights Entrustment Agreement.    Pursuant to the Shareholder Voting Rights Entrustment Agreement dated July 30, 2019 among the WFOE, Genetron Health and the shareholders of Genetron Health , these shareholders irrevocably authorize the WFOE or any person(s) designated by the WFOE to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of Genetron Health, including, but not limited to, the right to call and attend shareholders’ meetings, execute and deliver any and all written resolutions and meeting minutes as a shareholder, vote by itself or by proxy on any matters discussed on shareholders’ meetings, sell, transfer, pledge or dispose of any or all of the shares, nominate, appoint or remove the directors, supervisors and senior management, and other shareholders rights conferred by the articles of association of Genetron Health and the relevant laws and regulations. This agreement shall terminate once (i) WFOE or its designated party directly holds the entire assets of Genetron Health, and WFOE or its designated party is allowed to conduct the business of our VIE under the then PRC laws, or (ii) WFOE or its designated party is registered as the sole shareholder of Our VIE, and WFOE or its designated party is allowed to conduct the business of our VIE under the then PRC laws. The shareholders shall not have the right to terminate this agreement or revoke the appointment of the attorney-in-fact without the prior written consent of the WFOE.

Spousal Consent Letter.    The spouse of each of Mr. Sizhen Wang, Mrs. Xiaoge Wang and Mrs. Shuyan Wei has signed a spousal consent letter. Under the spousal consent letter, the spouse unconditionally and irrevocably waives any rights or entitlements whatsoever to such shares that may be granted to his/her pursuant to applicable laws and undertakes not to make any assertion of rights to such shares. The spouse agrees and undertakes that he/she will take all necessary actions to ensure the proper performance of the contractual arrangements, and will be bound by the contractual arrangements in case he/she obtains any equity of Genetron Health due to any reason.

Equity Interest Pledge Agreement.    Pursuant to the Equity Interest Pledge Agreement dated July 30, 2019 among the WFOE and the shareholders of Genetron Health, the shareholders of Genetron Health have pledged

100% equity interest in Genetron Health in favor of WFOE to guarantee the performance by Genetron Health and its shareholders of their obligations under the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement and any other agreements to be executed among the WFOE, Genetron Health and the shareholders from time to time. If Genetron Health or its shareholders breach their contractual obligations under these agreements, the WFOE, as pledgee, will have the right to dispose of the pledged shares entirely or partially. The shareholders of Genetron Health also agreed, without the WFOE’s prior written consent, not to transfer the pledged shares, establish or permit the existence of any security interest or other encumbrance on the pledged shares, or dispose of the pledged shares by any other means, except by the performance of the Exclusive Option Agreement. We have completed the registration of the pledge of equity interests in Genetron Health with the relevant office of Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Agreements that Allow us to Receive Economic Benefits from Genetron Health

Exclusive Business Cooperation Agreement.    Pursuant to the Exclusive Business Cooperation Agreement dated July 2, 2019 between the WFOE and Genetron Health, the WFOE or its designated entities affiliated has the exclusive right to provide Genetron Health with technical support, business support and consulting services in return for fees equal to 100% of the consolidated net profits of Genetron Health. Without the WFOE’s prior written consent, Genetron Health shall not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party, or enter into any similar agreement with any third party. The WFOE has the right to determine the service fee charged to Genetron Health under this agreement by considering, among other things, the complexity of the services, the time spent by employees of the WFOE to provide the services, contents and commercial value of the service provided, as well as the benchmark price of similar services in the market. The WFOE will have the exclusive ownership of all intellectual property rights developed by performance of this agreement. The Exclusive Business Cooperation Agreements will remain effective until it is terminated at the discretion of the WFOE or upon the transfer of all the shares of Genetron Health to the WFOE and/or a third party designated by the WFOE.

Agreements that Provide us with the Option to Purchase the Equity Interests in Genetron Health

Exclusive Option Agreement.    Pursuant to the Exclusive Option Agreement dated July 30, 2019 among the WFOE, Genetron Health and its shareholders, the shareholders of Genetron Health irrevocably granted the WFOE or any third party designated by the WFOE an exclusive option to purchase all or part of their equity interests in Genetron Health at the lowest price permitted by applicable PRC laws. Those shareholders further undertake that they will neither allow the encumbrance of any security interest in Genetron Health, except for the pledge created pursuant to the Equity Interest Pledge Agreement, nor transfer, mortgage or otherwise dispose of their legal or beneficial interests in Genetron Health without the prior written consent of the WFOE, and will cause the shareholders’ meeting and/or the board of directors and/or the executive directors of Genetron Health not to approve such proposal. This agreement will remain effective until it is terminated at the discretion of the WFOE or upon the transfer of all the equity interest in Genetron Health to the WFOE and/or a third party designated by the WFOE.

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of loss data for the years ended December 31, 2017, 2018 and 2019, summary consolidated balance sheet data as of December 31, 2017, 2018 and 2019 and summary consolidated statement of cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of loss data for the three months ended March 31, 2019 and 2020, summary consolidated balance sheet data as of March 31, 2020 and summary consolidated statement of cash flow data for the three months ended March 31, 2019 and 2020 have been derived from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the periods presented. Our consolidated financial statement are prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Our historical results are not necessarily indicative of results expected for future periods. We have adopted IFRS 16 retrospectively from January 1, 2019, but have not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Consolidated Statements of Loss Data

The following table presents our selected consolidated statements of loss for the years ended December 31, 2017, 2018 and 2019 and the three months ended March 31, 2019 and 2020.

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for percentages, shares and per share data)
Revenue	101,033	225,176	323,425	45,676	66,651	76,843	10,852
Cost of revenue(1)	(74,211)	(132,450)	(178,435)	(25,200)	(38,085)	(34,605)	(4,887)

Gross profit	26,822	92,726	144,990	20,476	28,566	42,238	5,965
Selling expenses(1)	(94,569)	(182,474)	(253,558)	(35,809)	(53,585)	(53,824)	(7,601)
Administrative expenses(1)	(45,486)	(88,233)	(117,169)	(16,547)	(27,207)	(21,623)	(3,054)
Research and development expenses(1)	(45,777)	(71,411)	(91,697)	(12,950)	(19,416)	(27,629)	(3,902)
Net impairment losses on financial assets and contract assets	(483)	(658)	(2,733)	(386)	(649)	(723)	(102)
Other income—net	6,953	17,074	13,297	1,878	1,083	(5,602)	(791)

Operating expenses	(179,362)	(325,702)	(451,860)	(63,814)	(99,774)	(109,401)	(15,450)

Operating loss	(152,540)	(232,976)	(306,870)	(43,338)	(71,208)	(67,163)	(9,485)
Finance income	676	1,615	2,483	351	328	30	4
Finance costs	(10,669)	—	(11,704)	(1,653)	(401)	(3,548)	(501)

Finance (costs)/income—net	(9,993)	1,615	(9,221)	(1,302)	(73)	(3,518)	(497)
Financial Instruments with preferred rights
—loss on fair value changes	(258,106)	(233,632)	(333,401)	(47,085)	(60,194)	(44,779)	(6,324)
—other losses	—	—	(26,542)	(3,749)	—	—	—

Loss before income tax	(420,639)	(464,993)	(676,034)	(95,474)	(131,475)	(115,460)	(16,306)
Income tax expense	—	—	—	—	—	—	—

Loss for the year/period	(420,639)	(464,993)	(676,034)	(95,474)	(131,475)	(115,460)	(16,306)

Loss attributable to:
Owners of the Company	(420,639)	(464,993)	(676,034)	(95,474)	(131,475)	(115,460)	(16,306)

Loss per share
—Basic and diluted	(4.64)	(4.09)	(5.41)	(0.76)	(1.08)	(0.92)	(0.13)

Loss for the year/period	(420,639)	(464,993)	(676,034)	(95,474)	(131,475)	(115,460)	(16,306)
Other comprehensive income/(loss)
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(242)	141	(1,824)	(258)	83	3,114	440

Items that will not be reclassified to profit or loss
Changes in fair value of financial instruments with preferred rights due to own credit risk	2,378	(9,061)	(17,299)	(2,443)	(993)	(72)	(10)

Other comprehensive income/(loss) for the year/period, net of tax	2,136	(8,920)	(19,123)	(2,701)	(910)	3,042	430

Total comprehensive loss for the year/period	(418,503)	(473,913)	(695,157)	(98,175)	(132,385)	(112,418)	(15,876)

Total comprehensive loss attributable to:
Owners of the Company	(418,503)	(473,913)	(695,157)	(98,175)	(132,385)	(112,418)	(15,876)

Note:

(1)	Share-based compensation expenses were charged in the following categories:

	Year ended December 31,				For the Three Months Ended March 31,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenue	143	234	446	63	152	52	7
Selling expenses	989	1,186	2,720	385	776	821	116
Administrative expenses	12,145	22,259	25,940	3,663	8,406	3,251	459
Research and development expenses	7,418	5,965	6,778	957	2,281	927	131

Total	20,695	29,644	35,884	5,068	11,615	5,051	713

Consolidated Balance Sheet Data

The following table presents our selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019 and March 31, 2020.

	As of December 31,				As of March 31,
	2017	2018	2019		2020
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
							Pro forma
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	42,030	62,126	139,954	19,765	180,886	25,546	180,886	25,546
Total assets	441,461	324,437	573,508	80,994	605,358	85,493	605,358	85,493

Financial instruments with preferred rights	1,018,019	1,320,712	2,106,334	297,471	2,221,211	313,695	—	—
Other payables and accruals	33,380	47,007	109,683	15,490	89,487	12,638	89,487	12,638

Total liabilities	1,063,647	1,388,483	2,351,839	332,142	2,490,454	351,719	269,243	38,024

Total shareholders’ deficit	(622,186)	(1,064,046)	(1,778,331)	(251,148)	(1,885,096)	(266,226)	336,115	47,469

Consolidated Cash Flow Data

The following table presents our selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 and the three months ended March 31, 2019 and 2020.

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(129,920)	(201,016)	(196,957)	(27,816)	(59,151)	(71,533)	(10,102)
Net cash (used in)/generated from investing activities	(197,993)	171,489	(96,807)	(13,671)	(17,544)	8,289	1,171
Net cash generated from financing activities	351,505	49,400	371,731	52,498	18,541	103,771	14,656
Net increase/(decrease) in cash and cash equivalents	23,592	19,873	77,967	11,011	(58,154)	40,527	5,725
Cash and cash equivalents at beginning of year/period	18,360	42,030	62,126	8,774	62,126	139,954	19,765
Exchange differences	78	223	(139)	(20)	12	405	56

Cash and cash equivalents at end of year/period	42,030	62,126	139,954	19,765	3,984	180,886	25,546

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading and fast-growing precision oncology company in China that specializes in cancer molecular profiling and harnesses advanced technologies in molecular biology and data science to transform cancer treatment. We have developed a comprehensive product and service portfolio that covers the full-cycle of cancer care from early screening, to diagnosis and treatment recommendations, to continuous monitoring and continuous care.

According to Frost & Sullivan, we are one of the most advanced precision oncology companies that cover the full-cycle of cancer care. We provide comprehensive diagnostic products and services that cover eight out of the top ten major cancer types in China, capable of analyzing from focused gene panels to whole exome of approximately 21,000 genes. Depending on the nature of cancer and service types, we offer tissue biopsy, liquid biopsy, or both, providing great flexibility to patients and physicians to achieve the best clinical outcome. On the frontier of early screening, we have developed a leading technology platform and achieved breakthrough with our proprietary HCCscreenTM assays that enable early detection and intervention of liver cancer. We also offer a high quality, end-to-end comprehensive genomic profiling solution for global biopharmaceutical companies to support their research and drug development. Based on our comprehensive offerings and advanced by our continuous commercialization efforts, we have made significant achievements in the adoption of our services and products. Since 2017 and as March 31, 2020, we had provided products and services to patients in approximately 510 hospitals in China. We sold approximately 6,700, 15,600 and 22,900 diagnosis tests in the years ended December 31, 2017, 2018 and 2019, respectively. We sold approximately 4,940 and 3,933 diagnosis tests in the three months ended March 31, 2019 and 2020, respectively.

We offer our products and services through three business units: diagnosis and monitoring, early screening and development services.

Diagnosis and Monitoring—We offer comprehensive diagnosis and monitoring services and products through both LDT services and IVD products. Since our inception in 2015, we have developed our diagnosis and monitoring services and products with a broad coverage of eight out of the top ten major cancer types in China. Our unique mix of strong cancer research capabilities, comprehensive products and services, and focused commercialization strategies have led to our success in the brain cancer testing market, which we are adopting in other cancer types. Our LDT service portfolio consists of both specifically designed focused and comprehensive gene panel testing services, measuring from single gene to a broad 21,000 gene panel suitable for patients with different needs and affordability. In addition, we are a leading player in China with approved IVD registration of both instrument and diagnostic assays. Our digital PCR system, Genetron 3D biochip reading instrument, and IDH1/TERT gene assays for glioma were approved in 2017, our Genetron S5 and Genetron S2000 was approved in November 2019 and February 2020, respectively, by the NMPA or its respective provincial counterparts for clinical use, illustrating our clear leadership in the precision oncology market in China. We are currently developing advanced NGS sequencing platforms and gene assays covering multiple prevalent cancer types to seek NMPA registration.

Early Screening—We are at the forefront of the development of liver cancer early screening products, and we are currently seeking NMPA registration of IVD products for the early screening of liver cancer. In addition, we have developed several LDT services for early cancer screening targeting asymptomatic individuals who are at a higher risk of developing cancer due to multiple factors. We focus our R&D efforts on liver cancer, lung cancer and pan-cancer.

Development Services—We collaborate with biopharmaceutical companies, hospitals, and research institutions both in China and globally to serve their needs in genomics research and clinical development. Our products and services may be used by biopharmaceutical companies for a range of applications, including biomarker evaluation for molecularly targeted therapy and immuno-therapy, clinical trial enrollment, companion diagnostics development and joint marketing post-drug approval. For instance, we have recently entered into a multi-year collaboration agreement with CStone Pharmaceuticals (Suzhou) Co., Ltd. (“CStone”) to develop companion diagnostics (CDx) tests to support CStone’s development and commercialization of one of its licensed products in Greater China. As of the date of this prospectus, we had collaborated with 67 hospitals in the PRC, 26 biopharmaceutical companies, and 12 research institutions.

We generated revenue from contracts with customers of RMB101.0 million, RMB225.2 million and RMB323.4 million (US$45.7 million) in the years ended December 31, 2017, 2018 and 2019, respectively. We also incurred net losses of RMB420.6 million, RMB465.0 million and RMB676.0 million (US$95.5 million) in the years ended December 31, 2017, 2018 and 2019, respectively. We have funded our operations to date principally from the historical financing activities. As of December 31, 2019 and March 31, 2020, we had RMB140.0 million and RMB180.9 million (US$25.5 million) in cash and cash equivalents.

Key Factors Affecting Our Results of Operations

General Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors, including:

•	global macroeconomic environment, especially China’s overall economic growth;

•	technology development and commercialization of precision oncology industry;

•	changes in regulations over China’s precision oncology industry; and

•	market acceptance of precision oncology services and products.

Unfavorable changes in any of these general factors could materially and adversely affect our business and results of operations.

Specific Factors Affecting Our Results of Operations

Increased adoption of our diagnosis and monitoring services and products

Our revenue growth is mainly driven by our ability to increase the adoption of our services and products. For the years of 2017, 2018 and 2019, we performed approximately 6,700, 15,600 and 22,900 diagnosis tests, respectively. For the three months ended March 31, 2019 and March 31, 2020, we performed approximately 4,940 and 3,933 diagnosis tests, respectively. The results of our operations will largely depend on our ability to attract both individual customers and institutional clients, as well as retain and broaden adoption with existing institutional clients. Because our technology is relatively novel to customers in China, we have established a robust sales and marketing team to provide doctors, patients and other clients with the customized support. We especially focus on developing our partnership with both national and regional KOLs and specialists in local hospitals to promote and raise awareness of the clinical application of precision oncology among physicians and patients. Since 2017 and as of March 31, 2020, we had provided services and products to patients in approximately 510 hospitals in China.

Comprehensive offerings for broadening monetization channels

We continuously review market demands in precision oncology medicine industry, so we can strategically develop and expand our services and products. For our diagnosis and monitoring services, we have developed LDT services covering whole exome, comprehensive gene panels, and focused gene panels to address different needs across eight out of the top ten major cancer types in China. We are also a pioneer in IVD registration for both platforms and assays. We have recently entered early cancer screening market with LDT services to capture the long-term potential for early cancer screening targeting asymptomatic individuals who are at a higher risk of developing cancer and individuals who are generally concerned with cancer risks. In addition, we monetize capacity of our high-throughput sequencing platforms to provide genomic sequencing services to peer companies and institutions. We believe our comprehensive services and products will effectively address market demands and therefore drive our revenues.

Investment in technology and product innovation to support commercial growth

Investment in research and development, including development of new products, is critical to establish and maintain our industry leading position. We have developed innovative technology platforms since our inception, including Genetron One-Step SeqTM Method, ctDNA low frequency mutations detection technology and Mutation CapsuleTM technology. We conduct adequate and well-controlled trials to collect scalable data for supporting the development of our technologies. Those core technologies are the basis of our growth. Our pipeline products are the main drivers for our future growth. We plan to allocate more resources to develop and market our new services and products, especially early screening services and development services. We expect to increase our research and development expense with the goal of fueling further innovation.

Obtaining regulatory approval for our pipeline products

There is an increasing demand of hospitals to provide one-stop IVD genomic testing services as the concept of precision oncology wins gradual acceptance among physicians. Adoption by public hospitals and insurance coverage often requires registration from the NMPA—each IVD product must be registered in association with a specific sequencing platform. Companies with NMPA-registered IVD products and platforms are expected to win larger market shares. We have an experienced regulatory team dedicating in handling regulatory approval for our pipeline IVD products and platforms. As of the date of this prospectus, we have an in-depth IVD pipeline of seven assays, covering both diagnosis and monitoring services and early screening. We obtained NMPA approval for Genetron S5 platform on November 1, 2019 and Genetron S2000 platform on February 5, 2020. We believe once we obtained NMPA registrations for these products, we will gain significant advantage compared to our peers and therefore, achieve future growth and create new drivers for our revenues. We believe our leadership and experience in obtaining regulatory approvals of our pipeline products will be the foundation to further achieve economies of scale. On contrast, any failure to obtain regulatory approval for our pipeline products may cause adverse impact on the results of operations.

Expanding collaboration with biopharmaceutical company customers

We intend to pursue further growth in our collaboration with biopharmaceutical companies. Our revenue and business opportunities depend in part on our ability to attract new biopharmaceutical company customers and to maintain and expand relationships with existing customers. We believe our products and services could be used by biopharmaceutical companies for a wide range of applications, including discovery of new targets and mechanisms of acquired resistance, retrospective sample analysis to rapidly identify biomarkers associated with response and lack of response, prospective screening and patient referral to accelerate clinical trial enrollment, and companion diagnostic development to support the approval and commercialization of therapeutics and may become one of our revenue drivers. For instance, we have recently entered into a multi-year collaboration agreement with CStone to develop CDx tests to support CStone’s development and commercialization of one of its licensed products in Greater China. As of the date of this prospectus, we have partnered with 26 biopharmaceutical companies in genomics research and clinical development. We will further optimize our research and development capacities to satisfy the potential demands of existing and new biopharmaceutical company customers.

Managing our costs and expenses effectively

Our ability to manage our costs and expenses efficiently is critical to the success of our business. Our cost of revenue primarily consists of cost of raw materials, labor cost, equipment and infrastructure expenses associated with diagnosis and monitoring and development services. We expect our cost of revenue to grow in absolute amount in line with our growth. Meanwhile, driven by the increased economics of scale, our cost of revenue as a percentage of revenues decreased from 58.8% in 2018 to 55.2% in 2019.

We incurred operating expenses in sales and marketing, general administration, and research and development. In particular, we have historically incurred a substantial amount of selling expenses, which was primarily attributed to our efforts to promote our expended product and service offerings and expand our market coverage. Such marketing and promotion efforts solidify existing customer relationships and expand business reach, which in turn will generate more revenue in the long term. We expect our operating expenses to grow in absolute amount with our continuing investments in sales and marketing, the development of new technologies and innovative products, and additional costs resulted from operating as a public company. Meanwhile, our operating expenses, representing the sum of selling expenses, administrate expenses, research and development expenses net impairment losses on financial and contract assets and other income, as a percentage of revenues decreased from 144.6% in 2018 to 139.7% in 2019.

We plan to leverage our growing bargaining power to negotiate favorable pricing with our raw material suppliers, and we are able to utilize infrastructure and manage operations more effectively, both of which will allow us to increase our gross margin.

Key Components of Results of Operations

Revenue

We derive our revenues from (i) diagnosis and monitoring; and (ii) development services.

Diagnosis and monitoring. Diagnosis and monitoring revenue is generated from the sales from diagnosis and monitoring service business and early screening business in the form of LDT services and IVD products. For LDT services rendered for diagnosis and monitoring service business, we primarily sell LDT services either directly to patients or to hospitals that have entered into testing services agreements with us. For IVD products sold for diagnosis and monitoring service business, we sell our IVD products either directly to hospitals or through distributors to reach more hospitals.

For LDT services rendered for early screening business, we retail such tests targeting higher risk population directly or sell such tests to medical examination centers or enterprises to reach a larger customer base.

We expect our revenue from diagnosis and monitoring to increase as a result of our increased brand awareness, further penetration of the market, broader coverage of hospitals, institutions and enterprises, more adoptions of current IVD products and the registration of our pipeline IVD products.

Development services. Development services revenue is generated from research services and sequencing services. We provide research services to hospitals, colleges and other institutional customers, sequencing services to genomic sequencing companies, and cooperate with biopharmaceutical companies in development of new drugs. We expect our revenue from development services to increase primarily driven by our expanded collaboration with biopharmaceutical companies.

Since we received NMPA approval for several IVD products in late 2019 to early 2020, our revenue from diagnosis and monitoring—sale of IVD products is expected to grow. Therefore, our chief operating decision maker has determined that we have three reportable segments, namely (i) diagnosis and monitoring—provision of LDT services, (ii) diagnosis and monitoring—sale of IVD products and (iii) development services, and retrospectively disclosed the corresponding financial information for the years ended December 2018 and 2017.

Cost of Revenue

Our cost of revenue mainly consists of cost of raw materials, labor cost, equipment and infrastructure expenses associated with diagnosis and monitoring and development services. Raw materials primarily include reagents such as enzymes, plasmid and buffer solution. Infrastructure expenses include depreciation of laboratory equipment, rent costs, amortization of information technology costs. We expect that our cost of revenue will increase in absolute amount in the foreseeable future in line with the growth of services and products we offer. Meanwhile, we expect cost of services and goods sold as a percentage of our revenues to decrease due to our improved bargaining power over raw material and consumables used and the increased economies of scale.

Selling Expenses

Our selling expenses consist primarily of employee benefits for our selling and marketing personnel, marketing and promotion expenses from our direct sales, and other expenses. Given the concept of precision oncology and clinical application of molecular diagnostics is relatively foreign to patients and physicians in China, we have devoted significant resources to educating the market, including hosting medical conferences and seminars, promoting awareness, and establishing collaboration with leading KOLs. We expect our selling and marketing expenses to increase in absolute amount in the foreseeable future, as we plan to continue investing substantially in our sales and marketing efforts to expand our sales and marketing team, broaden adoption of our existing services and products, further educate and promote precision oncology market, and promote our pipeline services and products to be launched in 2020. Meanwhile, we expect selling expenses as a percentage of our revenues to decrease with the enhanced market acceptance of precision oncology and economies of scale.

Administrative Expenses

Our administrative expenses consist primarily of compensation for our management and administrative personnel, listing expenses, and professional fee. We expect that our administrative expenses will continue to increase in absolute dollars after this offering, primarily due to increased headcount and costs associated with operating as a public company, including expenses related to legal, accounting, maintaining compliance with exchange listing and requirements of the SEC, director and officer insurance premiums and investor relations. These expenses, though expected to increase in absolute dollars, are expected to decrease modestly as a percentage of revenue in the long term, though they may fluctuate as a percentage from period to period due to the timing and extent of these expenses.

Research and Development Expenses

Our research and development expenses mainly consist of cost of research and development materials and equipment, research and development personnel compensation expenses, and rental, utilities and office expenses. These expenses are primarily related to our clinical trials and validation. Research and development costs are expensed as incurred. We expect our research and development expenses to increase in the foreseeable future as we continue to make investments in expanding our technology infrastructure and developing new services and products.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiary incorporated in Hong Kong was subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

PRC

Our subsidiaries and consolidated VIE in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC EIT Law, which became effective on January 1, 2008 and amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We were subject to VAT at a rate of 3%, 6% or 16% on the services we provided and related surcharges before April 1, 2019 and are subject to VAT at a rate of 3%, 6% or 13% on the services we provide and related surcharges after April 1, 2019. We are also subject to surcharges on VAT payments in accordance with PRC law.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Genetron Health (Hong Kong) Company Limited. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Genetron Health (Hong Kong) Company Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Relating to Doing Business in the PRC—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Results of Operations

The following table summarizes our consolidated results of operations both in absolute amounts and as percentages of our revenue from contracts with customers for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2017		2018		2019			2019		2020
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Revenue	101,033	100.0	225,176	100.0	323,425	45,676	100.0	66,651	100.0	76,843	10,852	100.0
Cost of revenue	(74,211)	(73.5)	(132,450)	(58.8)	(178,435)	(25,200)	(55.2)	(38,085)	(57.1)	(34,605)	(4,887)	(45.0)

Gross profit	26,822	26.5	92,726	41.2	144,990	20,476	44.8	28,566	42.9	42,238	5,965	55.0
Selling expenses	(94,569)	(93.6)	(182,474)	(81.0)	(253,558)	(35,809)	(78.4)	(53,585)	(80.4)	(53,824)	(7,601)	(70.0)
Administrative expenses	(45,486)	(45.0)	(88,233)	(39.2)	(117,169)	(16,547)	(36.2)	(27,207)	(40.8)	(21,623)	(3,054)	(28.1)
Research and development expenses	(45,777)	(45.3)	(71,411)	(31.7)	(91,697)	(12,950)	(28.4)	(19,416)	(29.1)	(27,629)	(3,902)	(36.0)
Net impairment losses on financial assets and contract assets	(483)	(0.5)	(658)	(0.3)	(2,733)	(386)	(0.8)	(649)	(1.0)	(723)	(102)	(0.9)
Other income—net	6,953	6.9	17,074	7.6	13,297	1,878	4.1	1,083	1.6	(5,602)	(791)	(7.3)

Operating expenses	(179,362)	(177.5)	(325,702)	(144.6)	(451,860)	(63,814)	(139.7)	(99,774)	(149.7)	(109,401)	(15,450)	(142.4)

Operating loss	(152,540)	(151.0)	(232,976)	(103.5)	(306,870)	(43,338)	(94.9)	(71,208)	(106.8)	(67,163)	(9,485)	(87.4)
Finance income	676	0.7	1,615	0.7	2,483	351	0.8	328	0.5	30	4	0.0
Finance costs	(10,669)	(10.6)	—	—	(11,704)	(1,653)	(3.6)	(401)	(0.6)	(3,548)	(501)	(4.6)

Finance (costs)/income—net	(9,993)	(9.9)	1,615	0.7	(9,221)	(1,302)	(2.9)	(73)	(0.1)	(3,518)	(497)	(4.6)
Financial Instruments with preferred rights
—loss on fair value changes	(258,106)	(255.5)	(233,632)	(103.8)	(333,401)	(47,085)	(103.1)	(60,194)	(90.3)	(44,779)	(6,324)	(58.3)
—other losses	—	—	—	—	(26,542)	(3,749)	(8.2)	—	—	—	—	—

Loss before income tax	(420,639)	(416.3)	(464,993)	(206.5)	(676,034)	(95,474)	(209.0)	(131,475)	(197.3)	(115,460)	(16,306)	(150.3)
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—

Loss for the year/period	(420,639)	(416.3)	(464,993)	(206.5)	(676,034)	(95,474)	(209.0)	(131,475)	(197.3)	(115,460)	(16,306)	(150.3)

Loss attributable to:
Owners of the Company	(420,639)	(416.3)	(464,993)	(206.5)	(676,034)	(95,474)	(209.0)	(131,475)	(197.3)	(115,460)	(16,306)	(150.3)

Loss per share
—Basic and diluted	(4.64)	N/A	(4.09)	N/A	(5.41)	(0.76)	N/A	(1.08)	N/A	(0.92)	(0.13)	N/A

Three Months Ended March 31, 2020 Compared to Three Months Ended March 31, 2019

Revenue

We generate revenue mainly from (i) diagnosis and monitoring and (ii) development services.

The following table sets forth our revenue in absolute amounts and as percentages of total revenue for the periods indicated:

	For the Three Months Ended March 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues from
Diagnosis and monitoring	51,951	77.9	66,789	9,432	86.9
provision of LDT services	50,776	76.2	47,576	6,719	61.9
sale of IVD products	1,175	1.8	19,213	2,713	25.0
Development services	14,700	22.1	10,054	1,420	13.1

Total	66,651	100.0	76,843	10,852	100.0

Our revenue increased by 15.3% from RMB66.7 million for the three months ended March 31, 2019 to RMB76.8 million (US$10.9 million) for the three months ended March 31, 2020. The growth of our revenue was largely driven by the increase in revenue generated from diagnosis and monitoring.

Diagnosis and monitoring

Our diagnosis and monitoring revenue consists of revenue generated from provision of LDT services and sale of IVD products. Our revenue generated from diagnosis and monitoring increased by 28.6% from approximately RMB52.0 million for the three months ended March 31, 2019 to approximately RMB66.8 million (US$9.4 million) for the three months ended March 31, 2020. Such increase was mainly attributable to the increase in revenues generated from the sale of IVD products. Our revenue generated from sales of IVD products increased by 1,535.1% from approximately RMB1.2 million for the three months ended March 31, 2019 to approximately RMB19.2 million (US$2.7 million) for the three months ended March 31, 2020. The increase was mainly driven by the increase in the number of assays and sequencing platforms sold in the first three months of 2020 and relatively insignificant sale amount of IVD products in the first three months of 2019. We also manufactured and exported certain nucleic acid detection kits for Novel Coronavirus—Genetron SARS-CoV-2 RNA Test during the first quarter of 2020. Our revenue generated from sales of IVD products in the first three months of 2020 accounted for approximately 28.8% of our total diagnosis and monitoring revenue.

Our revenue generated from provision of LDT services decreased by 6.3% from approximately RMB50.8 million for the three months ended March 31, 2019 to approximately RMB47.6 million (US$6.7 million) for the three months ended March 31, 2020. Such decrease was mainly attributable to the decrease in the number of LDT services sold from approximately 4,940 diagnosis tests in the first three months of 2019 to approximately 3,933 diagnosis tests in the first three months of 2020. The decrease was mainly attributable to the COVID-19 coronavirus outbreak, which resulted in hospitals’ shifted priorities to COVID-19 diagnosis and treatment and temporary restrictions on travel and quarantines in the majority of provinces across China.

Development services

Our revenue generated from development services decreased by 31.6% from approximately RMB14.7 million for the three months ended March 31, 2019 to approximately RMB10.1 million (US$1.4 million) for the three months ended March 31, 2020, mainly resulting from the decrease in sequencing services reflecting the adjustment to our business strategy.

Cost of revenue

Our cost of revenue primarily consists of (i) diagnosis and monitoring and (ii) development services. The following table sets forth cost of revenue in absolute amounts and as percentages of revenue for the periods indicated:

	For the Three Months Ended March 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues	66,651	100.0	76,843	10,852	100.0
Cost of revenue:
Diagnosis and monitoring	20,997	31.5	22,786	3,218	29.7
provision of LDT services	20,347	30.5	18,920	2,672	24.6
sale of IVD products	650	1.0	3,866	546	5.1
Development services	17,088	25.6	11,819	1,669	15.4

Total	38,085	57.1	34,605	4,887	45.0

Our cost of revenue decreased by 9.1% from RMB38.1 million for the three months ended March 31, 2019 to RMB34.6 million (US$4.9 million) for the three months ended March 31, 2020. This decrease was primarily due to the decrease in LDT services sold and the decrease in sequencing services provided to other genomic sequencing companies. Our cost of revenue as a percentage of our revenues decreased from 57.1% for the three months ended March 31, 2019 to 45.0% for the three months ended March 31, 2020, mainly driven by our improved bargaining power over raw material and consumables used and the increased economies of scale.

Cost of revenue for diagnosis and monitoring was RMB22.8 million (US$3.2 million) for the three months ended March 31, 2020 compared to RMB21.0 million for the three months ended March 31, 2019. The increase in cost of revenue for diagnosis and monitoring was mainly attributed to an increase in cost of revenue associated with IVD products from RMB0.7 million for the three months ended March 31, 2019 to RMB3.9 million (US$0.5 million) for the three months ended March 31, 2020, which in turn was line with the increase in sales of IVD products. Such increase was partially offset by the decrease in cost of revenue associated with LDT services from RMB20.3 million for the three months ended March 31, 2019 to RMB18.9 million (US$2.7 million) for the three months ended March 31, 2020, which in turn was line with the decrease in LDT services sold. Meanwhile, the cost of revenue for diagnosis and monitoring as a percentage of revenues from diagnosis and monitoring decreased from 40.4% for the three months ended March 31, 2019 to 34.1% for the three months ended March 31, 2020.

Cost of revenue for development services was RMB11.8 million (US$1.7 million) for the three months ended March 31, 2020 compared to RMB17.1 million for the three months ended March 31, 2019, and the cost of revenue for development services as a percentage of revenues from development services increased from 116.2% for the three months ended March 31, 2019, to 117.6% for the three months ended March 31, 2020. The decrease of cost of revenue was primarily in line with the decrease in the revenues generated from our sequencing services due to the adjustment to our business strategy. The increase of the percentage was primarily due to the depreciation of the Renminbi against the U.S. dollar.

Gross profit

As a result of the foregoing, our gross profit increased by 47.9% from approximately RMB28.6 million for the three months ended March 31, 2019 to approximately RMB42.2 million (US$6.0 million) for the three months ended March 31, 2020. In particular, our gross profit for diagnosis and monitoring increased by 42.2% from RMB31.0 million for the three months ended March 31, 2019 to RMB44.0 million (US$6.2 million) for the three months ended March 31, 2020. Our gross margin increased from 42.9% for the three months ended March 31, 2019 to 55.0% for the three months ended March 31, 2020.

The following table sets forth gross profit and gross margin for the periods indicated:

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
	(in thousands, except for percentages)
Gross profit
Diagnosis and monitoring	30,954	44,003	6,214
provision of LDT services	30,429	28,656	4,047
sale of IVD products	525	15,347	2,167
Development services	(2,388)	(1,765)	(249)

Total	28,566	42,238	5,965

Gross margin
Diagnosis and monitoring	59.6%	65.9%	—
provision of LDT services	59.9%	60.2%	—
sale of IVD products	44.7%	79.9%	—
Development services	(16.2%)	(17.6%)	—

Total	42.9%	55.0%	—

Selling expenses

Our selling expenses remained relatively stable at RMB53.8 million (US$7.6 million) for the three months ended March 31, 2020, compared to RMB53.6 million for the three months ended March 31, 2019. Meanwhile, our selling expenses as a percentage of our net revenues decreased from 80.4% for the three months ended March 31, 2019 to 70.0% for the three months ended March 31, 2020.

Administrative expenses

Our administrative expenses decreased by 20.5% from RMB27.2 million for the three months ended March 31, 2019 to RMB21.6 million (US$3.1 million) for the three months ended March 31, 2020. The decrease in administrative expenses was primarily due to (i) an decrease in the share-based payment expenses and (ii) an decrease in professional fees attributed to our initial public offering efforts as we recorded part of our listing expenses in the year of 2019.

Research and development expenses

Our research and development expenses increased by 42.3% from RMB19.4 million for the three months ended March 31, 2019 to RMB27.6 million (US$3.9 million) for the three months ended March 31, 2020, which was mainly attributable to the increases in (i) the number of our research and development personnel, (ii) expenses associated with registrations for certain IVD products, and (iii) investments in developing our platform and technologies.

Net impairment losses on financial assets

Our net impairment losses on financial assets increased by 11.4% from RMB0.6 million for the three months ended March 31, 2019 to RMB0.7 million (US$0.1 million) for the three months ended March 31, 2020, which was primarily due to the provision of impairment of trade receivables and contract assets.

Other income/(loss)—net

Our other loss—net was RMB5.6 million (US$0.8 million) for the three months ended March 31, 2020, as compared to other income of RMB1.1 million for the three months ended March 31, 2019, representing a decrease of RMB6.7 million. This decrease was primarily attributable to a decrease in the fair value of our investments in a public company.

Operating loss

As a result of the foregoing, our operating loss decreased by 5.7% from approximately RMB71.2 million for the three months ended March 31, 2019 to approximately RMB67.2 million (US$9.5 million) for the three months ended March 31, 2020.

Finance income

Our finance income was RMB30.0 thousand (US$4.2 thousand) for the three months ended March 31, 2020, as compared to RMB0.3 million for the three months ended March 31, 2019, which was primarily attributable to the decrease in the interests generated from our bank deposit and loans to related parties as certain funds of our bank deposit were used to invest in wealth management products.

Finance costs

We incurred RMB0.4 million and RMB3.5 million (US$0.5 million) finance costs for the three months ended March 31, 2019 and 2020, respectively. The finance costs incurred in the first quarter of 2020 was primarily attributable to the interest of financing activities.

Fair value loss of financial instruments with preferred right

We recorded RMB60.2 million and RMB44.8 million (US$6.3 million) fair value loss of financial instruments with preferred right for the three months ended March 31, 2019 and 2020, respectively. The fair value loss of financial instruments with preferred right was primarily attributable to the change of fair value of our preferred shares. Our preferred shares are attached with certain key preferred rights, including anti-dilution rights, liquidation preference and redemption rights. With the increase of valuation in future rounds of financing, the fair value loss of financial instruments with preferred right may continue to incur.

Loss for the period

As a result of the foregoing, our loss for the period decreased by 12.2% from RMB131.5 million for the three months ended March 31, 2019 to RMB115.5 million (US$16.3 million) for the three months ended March 31, 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue

We generate revenue mainly from (i) diagnosis and monitoring and (ii) development services.

The following table sets forth our revenue in absolute amounts and as percentages of total revenue for the periods indicated:

	For the Year Ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues from
Diagnosis and monitoring	173,293	77.0	269,484	38,058	83.3
provision of LDT services	168,579	74.9	234,569	33,127	72.5
sale of IVD products	4,714	2.1	34,915	4,931	10.8
Development services	51,883	23.0	53,941	7,618	16.7

Total	225,176	100.0	323,425	45,676	100.0

Our revenue increased by 43.6% from RMB225.2 million in 2018 to RMB323.4 million (US$45.7 million) in 2019. The growth of our revenue was largely driven by the increase in revenue generated from diagnosis and monitoring.

Diagnosis and monitoring

Our diagnosis and monitoring revenue consists of revenue generated from provision of LDT services and sale of IVD products. Our revenue generated from diagnosis and monitoring increased by 55.5% from approximately RMB173.3 million in 2018 to approximately RMB269.5 million (US$38.1 million) in 2019. The increase was mainly driven by the increase in the number of LDT services sold from approximately 15,600 diagnosis tests in 2018 to approximately 22,900 diagnosis tests in 2019. The increase in the number of LDT services sold was mainly attributable to the increase in the number of hospitals covered from approximately 270 as of December 31, 2018 to 450 as of December 31, 2019 and the coverage of additional cancer types. Our revenue generated from sales of IVD products increased by 640.7% from approximately RMB4.7 million in 2018 to approximately RMB34.9 million (US$4.9 million) in 2019. Such increase was mainly driven by the increase in the number of assays and sequencing platforms sold in 2019, especially the newly approved Genetron S5 Platform. Our revenue generated from sales of IVD products in 2019 accounted for 13.0% of our total diagnosis and monitoring revenue.

Development services

Our revenue generated from development services increased by 4.0% from approximately RMB51.9 million in 2018 to approximately RMB53.9 million (US$7.6 million) in 2019, mainly driven by an increase of RMB2.7 million (US$0.4 million) in the revenues generated from our sequencing services provided to other genomic sequencing companies attributable to the increase of our sequencing capacity.

Cost of revenue

Our cost of revenue primarily consists of (i) diagnosis and monitoring and (ii) development services. The following table sets forth cost of revenue in absolute amounts and as percentages of revenue for the periods indicated:

	For the Year Ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues	225,176	100.0	323,425	45,676	100.0
Cost of revenue:
Diagnosis and monitoring	78,257	34.7	115,976	16,379	35.9
provision of LDT services	75,034	33.3	93,027	13,138	28.8
sale of IVD products	3,223	1.4	22,949	3,241	7.1
Development services	54,193	24.1	62,459	8,821	19.3

Total	132,450	58.8	178,435	25,200	55.2

Our cost of revenue increased by 34.7% from RMB132.5 million in 2018 to RMB178.4 million (US$25.2 million) in 2019, which was in line with the increases of our revenues. This increase was primarily due to an increase in raw material and consumables used attributable to the increasing number of LDT tests and IVD products sold. Meanwhile, our cost of revenue as a percentage of our revenues decreased from 58.8% in 2018 to 55.2% in 2019, mainly driven by the increased economies of scale.

Cost of revenue for diagnosis and monitoring was RMB116.0 million (US$16.4 million) in 2019 compared to RMB78.3 million in 2018. The increase in cost of revenue for diagnosis and monitoring was attributed to (i) an increase in cost of revenue associated with LDT services from RMB75.0 million in 2018 to RMB93.0 million (US$13.1 million) in 2019; and (ii) an increase in cost of revenue associated with IVD products from RMB3.2 million in 2018 to RMB22.9 million (US$3.2 million) in 2019, which in turn was in line with growth of our LDT services and IVD products sold. Meanwhile, the cost of revenue for diagnosis and monitoring as a percentage of revenues from diagnosis and monitoring decreased from 45.2% in 2018 to 43.0% in 2019.

Cost of revenue for development services was RMB62.5 million (US$8.8 million) in 2019 compared to RMB54.2 million in 2018, and the cost of revenue for development services as a percentage of revenues from development services increased from 104.5% in 2018, to 115.8% in 2019, primarily due to the depreciation of the Renminbi against the U.S. dollar in 2019 which caused an increase in the cost of raw material purchased for our sequencing services.

Gross profit

As a result of the foregoing, our gross profit increased by 56.4% from approximately RMB92.7 million in 2018 to approximately RMB145.0 million (US$20.5 million) in 2019. In particular, our gross profit for diagnosis and monitoring increased by 61.5% from RMB95.0 million in 2018 to RMB153.5 million (US$21.7 million) in 2019. Our gross margin increased from 41.2% in 2018 to 44.8% in 2019.

The following table sets forth gross profit and gross margin for the periods indicated:

	For the Year Ended December 31,
	2018	2019
	RMB	RMB	US$
	(in thousands, except for percentages)
Gross profit
Diagnosis and monitoring	95,036	153,508	21,679
provision of LDT services	93,545	141,542	19,989
sale of IVD products	1,491	11,966	1,690
Development services	(2,310)	(8,518)	(1,203)

Total	92,726	144,990	20,476

Gross margin
Diagnosis and monitoring	54.8%	57.0%	—
provision of LDT services	55.5%	60.3%	—
sale of IVD products	31.6%	34.3%	—
Development services	(4.5%)	(15.8%)	—

Total	41.2%	44.8%	—

Selling expenses

Our selling expenses increased by 39.0% from RMB182.5 million in 2018 to RMB253.6 million (US$35.8 million) in 2019, which was mainly attributable to (i) an increase in market education efforts on newly established early screening business, newly approved IVD products such as Genetron S5 and Genetron S2000 platforms, and newly launched LDT services for additional cancer types, including hosting medical conferences and seminars, and establishing collaboration with leading KOLs, (ii) the expansion of sales and marketing team from approximately 240 personnel as of December 31, 2018 to approximately 280 personnel as of December 31, 2019 in line with our market efforts for our expanded offerings, and the increased compensation levels of our sales and marketing personnel, and (iii) an increase in sales and marketing efforts, covering approximately 450 hospitals as of December 31, 2019 compared to approximately 270 hospitals as of December 31, 2018. Our selling expenses as a percentage of our net revenues, however, slightly decreased from 81.0% in 2018 to 78.4% in 2019.

Administrative expenses

Our administrative expenses increased by 32.8% from RMB88.2 million in 2018 to RMB117.2 million (US$16.5 million) in 2019. The increase in administrative expenses was primarily due to (i) an increase in listing expenses attributed to our initial public offering efforts from RMB9.4 million in 2018 to RMB27.1 million (US$3.8 million) in 2019, (ii) an increase in the employee benefits expenses charged in this category attributable to the share-based payment expenses from RMB22.3 million in 2018 to RMB25.9 million (US$3.7 million) in 2019, and (iii) an increase in the number of our administration and management personnel.

Research and development expenses

Our research and development expenses increased by 28.4% from RMB71.4 million in 2018 to RMB91.7 million (US$13.0 million) in 2019, which was mainly attributable to the increase in the employee benefits expenses attributed to the increased number of our research and development personnel. Such increases are primarily due to (i) expanded clinical trial programs that support the development and NMPA registration of our IVD products, and (ii) the development of the new platform and technologies, including the liquid biopsy technology for cfDNA mutation or methylation detection and algorithm development for early detection of cancers.

Net impairment losses on financial and contract assets

Our net impairment losses on financial and contract assets increased by 315.3% from RMB0.7 million in 2018 to RMB2.7 million (US$0.4 million) in 2019, which was primarily due to (i) an increase in trade receivables, which is in line with the increase of revenues and (ii) an increased number of public hospital customers and certain other customers, who have longer payment cycles.

Other income—net

Our other income—net was RMB13.3 million (US$1.9 million) in 2019 compared to RMB17.1 million in 2018, a decrease of RMB3.8 million, or 22.1%. This decrease was primarily attributable to a decrease of RMB6.2 million generated from investment income from wealth management products as a result of our redemption of wealth management products.

Operating loss

As a result of the foregoing, our operating loss increased by 31.7% from approximately RMB233.0 million in 2018 to approximately RMB306.9 million (US$43.3 million) in 2019.

Finance income

Our finance income was RMB2.5 million (US$0.4 million) in 2019, as compared to RMB1.6 million in 2018, which was primarily attributable to the increase in net exchange gains.

Finance costs

We incurred nil and RMB11.7 million (US$1.7 million) finance costs in 2018 and 2019, respectively. The finance costs incurred in 2019 was primarily attributable to the issuance costs of financial instruments with preferred rights issued in 2019 and the interest of lease liabilities and financing activities.

Fair value loss of financial instruments with preferred right

We recorded RMB233.6 million and RMB333.4 million (US$47.1 million) fair value loss of financial instruments with preferred right in 2018 and 2019, respectively. The fair value loss of financial instruments with preferred right was primarily attributable to the change of fair value of our preferred shares. Our preferred shares are attached with certain key preferred rights, including anti-dilution rights, liquidation preference and redemption rights. With the increase of valuation in future rounds of financing, the fair value loss of financial instruments with preferred right may continue to incur.

Other loss of financial instruments with preferred right

We recorded nil and RMB26.5 million (US$3.8 million) other loss of financial instruments with preferred right in 2018 and 2019, respectively. The other loss of financial instruments with preferred right was primarily attributable to the loss incurred in connection with our series C-2 round of financing due to the fair value of the preferred shares issued exceeded the sum of consideration of the common shares and the fair value of the historical preferred shares being replaced.

Loss for the period

As a result of the foregoing, our loss for the period increased by 45.4% from RMB465.0 million in 2018 to RMB676.0 million (US$95.5 million) in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue

We generate revenue mainly from (i) diagnosis and monitoring and (ii) development services.

The following table sets forth our revenue in absolute amounts and as percentages of total revenue for the periods indicated:

	For the Year Ended December 31,
	2017		2018
	RMB	%	RMB	%
	(in thousands, except for percentages)
Revenues from
Diagnosis and monitoring	68,949	68.2	173,293	77.0
provision of LDT services	68,949	68.2	168,579	74.9
sale of IVD products	—	—	4,714	2.1
Development services	32,084	31.8	51,883	23.0

Total	101,033	100.0	225,176	100.0

Our revenue increased by 122.9% from RMB101.0 million in 2017 to RMB225.2 million in 2018. The growth of our revenue was largely driven by the increase in revenue generated from diagnosis and monitoring.

Diagnosis and monitoring

Our diagnosis and monitoring revenue consists of revenue generated from provision of LDT services and sale of IVD products. Our revenue generated from diagnosis and monitoring increased by 151.3% from approximately RMB68.9 million in 2017 to approximately RMB173.3 million in 2018. The increase was mainly driven by the increase in the number of LDT services from approximately 6,700 in 2017 to approximately 15,600 in 2018. The increase in the number of LDT services was mainly attributable to the increase in the number of hospitals covered from approximately 220 as of December 31, 2017 to approximately 270 as of December 31, 2018 and the coverage of additional cancer types. We started generating revenue from the sales of IVD products in 2018 after we obtained the NMPA registration for our platform and assays in December 2017. Our revenue generated from sales of IVD products was approximately RMB4.7 million in 2018 and accounted for 2.7% of our total diagnosis and monitoring revenue in 2018.

Development services

Our revenue generated from development services increased by 61.7% from approximately RMB32.1 million in 2017 to approximately RMB51.9 million in 2018, mainly driven by an increase of RMB17.7 million in the revenues generated from our sequencing services provided to other genomic sequencing companies attributable to the increase of our sequencing capacity.

Cost of revenue

Our cost of revenue primarily consists of (i) diagnosis and monitoring and (ii) development services. The following table sets forth cost of revenue in absolute amounts and as percentages of revenue for the periods indicated:

	For the Year Ended December 31,
	2017		2018
	RMB	%	RMB	%
	(in thousands, except for percentages)
Revenues	101,033	100	225,176	100
Cost of revenue:
Diagnosis and monitoring	39,121	38.7	78,257	34.7
provision of LDT services	39,121	38.7	75,034	33.3
sale of IVD products	—	—	3,223	1.4
Development services	35,090	34.8	54,193	24.1

Total	74,211	73.5	132,450	58.8

Our cost of revenue increased by 78.5% from RMB74.2 million in 2017 to RMB132.5 million in 2018, which was in line with the increases of our revenues. This increase was primarily due to an increase in raw material and consumables used attributable to the increasing sale amounts of LDT tests and IVD products. Meanwhile, our cost of revenue as a percentage of our revenues decreased from 73.5% in 2017 to 58.8% in 2018, mainly driven by our improved bargaining power over raw material and consumables used and the increased economies of scale.

Cost of revenue for diagnosis and monitoring was RMB78.3 million in 2018 compared to RMB39.1 million in 2017. The increase in cost of revenue for diagnosis and monitoring was in line with growth of our diagnosis and monitoring service. Meanwhile, the cost of revenue for diagnosis and monitoring as a percentage of revenues from diagnosis and monitoring decreased from 56.7% in 2017 to 45.2% in 2018.

Cost of revenue for development services was RMB54.2 million in 2018 compared to RMB35.1 million in 2017. The increase of cost of revenue for development services was in line with the growth of our development services business. In 2017 and 2018, the cost of revenue for development service was close to break-even with revenue from development service since we priced our sequencing services around the cost.

Gross profit

As a result of the foregoing, our gross profit increased by 245.7% from approximately RMB26.8 million in 2017 to approximately RMB92.7 million in 2018. In particular, our gross profit for diagnosis and monitoring increased by 218.6% from RMB29.8 million in 2017 to RMB95.0 million in 2018. Our gross margin increased from 26.5% in 2017 to 41.2% in the 2018.

The following table sets forth gross profit and gross margin for the periods indicated:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB
	(in thousands, except for percentages)
Gross profit
Diagnosis and monitoring	29,828	95,036
provision of LDT services	29,828	93,545
sale of IVD products	—	1,491
Development services	(3,006)	(2,310)

Total	26,822	92,726

Gross margin
Diagnosis and monitoring	43.3%	54.8%
provision of LDT services	43.3%	55.5%
sale of IVD products	—	31.6%
Development services	(9.4%)	(4.5%)

Total	26.5%	41.2%

Selling expenses

Our selling expenses increased by 93.0% from RMB94.6 million in 2017 to RMB182.5 million in 2018, which was mainly attributable to (i) the expansion of sales and marketing team from approximately 180 personnel as of December 31, 2017 to approximately 240 personnel as of December 31, 2018, (ii) an increase in market education efforts on additional cancer types in connection with newly launched products, including hosting medical conferences and seminars, promoting awareness, and establishing collaboration with leading KOLs, and (iii) an increase in sales and marketing efforts, covering approximately 270 hospitals as of December 31, 2018 compared to approximately 220 hospitals as of December 31, 2017. Meanwhile, our selling expenses as a percentage of our net revenues decreased from 93.6% in 2017 to 81.0% in 2018.

Administrative expenses

Our administrative expenses increased by 94.0% from RMB45.5 million in 2017 to RMB88.2 million in 2018. The increase in administrative expenses was primarily due to (i) an increase in the employee benefits expenses charged in this category attributable to increase in fair value of share options and (ii) an increase in professional fees attributed to our initial public offering efforts and re-branding.

Research and development expenses

Our research and development expenses increased by 56.0% from RMB45.8 million in 2017 to RMB71.4 million in 2018, which was mainly attributable to (i) the increased raw material and consumables used in research and development activities, and (ii) the increase in the employee benefits expenses attributed to the increased number of our research and development personnel. Such increases are primarily due to (i) expanded clinical trial programs that support the development of our IVD products and (ii) development of our platform and technologies, including early screening technology platform and Genetron One-Stop Seq Method ctDNA.

Net impairment losses on financial assets

Our net impairment losses on financial assets increased by 36.2% from RMB0.5 million in 2017 to RMB0.7 million in 2018, which was primarily due to the provision of impairment of trade receivables and contract assets.

Other income—net

Our other income—net was RMB17.1 million in 2018 compared to RMB7.0 million in 2017, an increase of RMB10.1 million, or 145.6%. This increase was primarily attributable to an increase of RMB4.6 million in our investment income on wealth management products and an increase of RMB5.9 million in the government grants, which were subsidies received for compensating our research and development expenses incurred for certain projects.

Operating loss

As a result of the foregoing, our operating loss increased by 52.7% from approximately RMB152.5 million in 2017 to approximately RMB233.0 million in 2018.

Finance income

Our finance income was RMB1.6 million in 2018, as compared to RMB0.7 million in 2017, which was primarily attributable to the increase in the interests generated from our bank deposit and loans to related parties.

Finance costs

We incurred RMB10.7 million and nil finance costs in 2017 and 2018, respectively. The finance costs incurred in 2017 were primarily in relation to fees for the financial advisor of our previous financing activities.

Fair value loss of financial instruments with preferred right

We recorded RMB258.1 million and RMB233.6 million fair value loss of financial instruments with preferred right in 2017 and 2018, respectively. The fair value loss of financial instruments with preferred right was primarily attribute to the change of fair value of our preferred shares. Our preferred shares are attached with certain key preferred rights, including anti-dilution rights, liquidation preference and redemption rights. With the increase of valuation in future rounds of financing, the fair value loss of financial instruments with preferred right may continue to incur.

Loss for the year

As a result of the foregoing, our loss for the year increased by 10.5% from RMB420.6 million in 2017 to RMB465.0 million in 2018.

Liquidity and Capital Resources

Since our inception, we have incurred net losses and negative cash flow from our operations. We expect to incur additional operating losses in the near future and our operating expenses will increase as we continue to expand our sales organization, increase our marketing efforts to drive market adoption, invest in clinical trials, develop new IVD product offerings and increase in administrative expenses as a public company. We anticipate that our capital expenditure requirements will also increase in order to build additional capacity. Moreover, following the completion of this offering, we expect to incur additional costs associated with operating as a public company, including expenses related to legal, accounting, regulatory, maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, and investor relations.

Prior to this offering, our principal source of liquidity has been cash generated from historical financing activities. As of March 31, 2020, we had RMB180.9 million (US$25.5 million) in cash and cash equivalents, a significant portion of which were held by our PRC subsidiaries and VIE and their subsidiaries in China. Our cash and cash equivalents consist primarily of bank deposits and are primarily denominated in Renminbi. In March

2020, we entered into two loan facility agreements with different commercial banks, each for a term of 12 months, pursuant to which we are entitled to borrow up to RMB30 million and RMB10 million, respectively, and as of the date of this prospectus, we have utilized a total of RMB40 million under such facilitates. In May 2020, we entered into a loan facility agreement with a commercial bank for a term of 24 months, pursuant to which we are entitled to borrow up to RMB25 million, and as of the date of this prospectus, we have utilized a total of RMB5 million under such facility. Based on our current business plan, we believe the proceeds from our financing activities and our current cash and cash equivalents will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

We have based these future funding requirements on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. We may, therefore, require additional cash due to changing business conditions or other future developments. If our available cash balances, anticipated cash generated from diagnosis and monitoring and development services, and the proceeds from our financing activities, including net proceeds from this offering, are insufficient to satisfy our liquidity requirements, we may seek to sell additional common or preferred equity or convertible debt securities, enter into an additional credit facility or another form of third-party funding or seek other debt financing. See “Risk Factors—Risks Relating to our Financial Prospects and Need for Additional Capital—We may need to obtain substantial additional financing to fund our growth and operations.” The sale of equity and convertible debt securities may result in dilution to our stockholders and, in the case of preferred equity securities or convertible debt, those securities could provide for rights, preferences or privileges senior to those of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. Additional capital may not be available on reasonable terms, or at all.

In utilizing the proceeds we expect to receive from this offering, we may make capital contributions to our PRC subsidiaries, acquire or establish new PRC subsidiaries, give loans to our PRC subsidiaries. However, most of these uses are subject to PRC regulations. See “Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Use of Proceeds.”

Substantially all of our future revenues are likely to continue to be denominated in Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign currencies for current account items, including profit distributions, interest payments and trade- and service-related foreign exchange transactions, without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

The following table presents our selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 and the three months ended March 31, 2019 and 2020.

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2017	2018	2019		2019	2020	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cash flows from operating activities
Cash used in operations	(129,920)	(201,016)	(196,957)	(27,816)	(59,151)	(71,533)	(10,102)

Net cash used in operating activities	(129,920)	(201,016)	(196,957)	(27,816)	(59,151)	(71,533)	(10,102)

Cash flows from investing activities
Purchase of property, plant and equipment	(19,167)	(43,910)	(21,323)	(3,011)	(2,841)	(3,748)	(529)
Payments for intangible assets	(2,167)	(3,515)	(4,261)	(602)	(343)	(1,800)	(254)
Proceeds from disposals of property, plant and equipment	—	—	4,940	698	1,050	—	—
Purchase of wealth management products	(890,020)	(895,140)	(479,100)	(67,662)	(164,700)	(238,000)	(33,612)
Redemption from wealth management products	711,560	1,109,675	395,697	55,883	153,847	265,224	37,457
Investment income from wealth management products	1,801	6,929	723	102	443	527	74
Loans to related parties	—	(43,550)	(5,000)	(706)	(5,000)	—	—
Repayments of loans by related parties	—	41,000	11,517	1,627	—	—	—

Net cash (used in)/generated from investing activities	(197,993)	171,489	(96,807)	(13,671)	(17,544)	8,289	1,171

Cash flows from financing activities
Proceeds from issuance of restricted shares	2,174	—	—	—	—	—	—
Proceeds from issuance of ordinary shares	—	—	18	3	—	—	—
Proceeds from issuance of financial instruments with preferred rights	350,000	60,000	456,568	64,480	—	70,026	9,890
Issuance costs of financial instruments with preferred rights	—	(10,600)	(6,303)	(890)	—	—	—
Repurchase of ordinary shares	—	—	(54,479)	(7,694)	—	—	—
Repurchase of financial instruments with preferred rights	—	—	(43,279)	(6,112)	—	—	—
Proceeds from an investor upon reorganization	—	—	15,000	2,118	—	—	—
Proceeds from bank borrowings	15,000	—	32,955	4,654	21,939	40,000	5,649
Repayments of bank borrowings	(15,000)	—	(9,798)	(1,384)	—	(3,558)	(502)
Proceeds from loans from a related party	6,000	—	35,000	4,943	—	—	—
Repayments of loans from a related party	(6,000)	—	(35,000)	(4,943)	—	—	—
Principal elements of lease payments	—	—	(12,286)	(1,735)	(2,997)	(1,014)	(143)
Interest paid	(669)	—	(5,396)	(762)	(401)	(1,216)	(172)
Payments in relation to listing expenses	—	—	(1,269)	(180)	—	(467)	(66)

Net cash generated from financing activities	351,505	49,400	371,731	52,498	18,541	103,771	14,656

Net increase/(decrease) in cash and cash equivalents	23,592	19,873	77,967	11,011	(58,154)	40,527	5,725
Cash and cash equivalents at beginning of year/period	18,360	42,030	62,126	8,774	62,126	139,954	19,765
Exchange differences	78	223	(139)	(20)	12	405	56

Cash and cash equivalents at end of year/period	42,030	62,126	139,954	19,765	3,984	180,886	25,546

Operating activities

Net cash used in operating activities was RMB71.5 million (US$10.1 million) for the three months ended March 31, 2020. The difference between our loss before income tax of RMB115.5 million (US$16.3 million) and the net cash used in operating activities was mainly due to (i) fair value loss/change of financial instruments with preferred rights of RMB44.8 million (US$6.3 million), (ii) depreciation and amortization of RMB12.1 million (US$1.7 million), and (iii) fair value loss/change of purchase of equity security of RMB6.5 million (US$0.9 million), partially offset by (i) a decrease in other payables and accruals of RMB19.4 million (US$2.7 million) and (ii) a decrease in inventories of RMB6.8 million (US$1.0 million).

Net cash used in operating activities was RMB197.0 million (US$27.8 million) in 2019. The difference between our loss before income tax of RMB676.0 million (US$95.5 million) and the net cash used in operating activities was mainly due to (i) losses related to financial instruments with preferred rights of RMB359.9 million (US$50.8 million), (ii) share-based compensation of RMB35.9 million (US$5.1 million), (iii) depreciation and amortization of RMB46.6 million (US$6.6 million), (iv) an increase in other payables and accruals RMB41.6 million (US$5.9 million), and (v) an increase in trade payables of RMB26.6 million (US$3.8 million), in line with the growth of our business, partially offset by an increase in trade receivables of RMB48.2 million (US$6.8 million).

Net cash used in operating activities was RMB201.0 million in 2018. The difference between our loss before income tax of RMB465.0 million and the net cash used in operating activities was mainly due to (i) fair value changes of financial instruments with preferred rights of RMB233.6 million, (ii) depreciation of RMB26.8 million, (iii) share-based compensation of RMB29.6 million and (iv) an increase in other payables and accruals of RMB26.6 million, partially offset by (i) an increase in trade receivables of RMB27.4 million, (ii) an increase in other current asset of RMB11.7 million and (iii) an increase in inventories of RMB8.8 million.

Net cash used in operating activities was RMB129.9 million in 2017. The difference between our loss before income tax of RMB420.6 million and the net cash used in operating activities was mainly due to (i) fair value changes of financial instruments with preferred rights of RMB258.1 million, (ii) depreciation of RMB19.6 million, (iii) share-based compensation of RMB20.7 million and (iv) an increase in other payables and accruals of RMB12.1 million, partially offset by (i) an increase in other current assets of RMB11.6 million and (ii) an increase in inventories of RMB9.2 million.

Investing activities

Net cash generated from investing activities was RMB8.3 million (US$1.2 million) for the three months ended March 31, 2020, which was primarily attributable to redemption of wealth management products of RMB265.2 million (US$37.5 million), partially offset by purchase of wealth management products of RMB238.0 million (US$33.6 million) and purchase of equity security of RMB13.9 million (US$2.0 million).

Net cash used in investing activities was RMB96.8 million (US$13.7 million) in 2019, which was primarily attributable to purchase of wealth management products of RMB479.1 million (US$67.7 million), partially offset by redemption of wealth management products of RMB395.7 million (US$55.9 million).

Net cash generated from investing activities was RMB171.5 million in 2018, which was primarily attributable to redemption of wealth management products of RMB1,109.7 million, partially offset by purchase of wealth management products of RMB895.1 million.

Net cash used in investing activities was RMB198.0 million in 2017, which was primarily attributable to purchase of wealth management products of RMB890.0 million, partially offset by redemption of wealth management products of RMB711.6 million.

Financing activities

Net cash generated from financing activities was RMB103.8 million (US$14.7 million) for the three months ended March 31, 2020, which was mainly attributable to the proceeds from borrowings of RMB40.0 million (US$5.6 million) and the proceeds from issuance of financial instruments with preferred rights of RMB70.0 million (US$9.9 million), partially offset by the repayments of borrowings RMB3.6 million (US$0.5 million) and the interest paid of RMB1.2 million (US$0.2 million).

Net cash generated from financing activities was RMB371.7 million (US$52.5 million) in 2019, which was mainly attributable to the proceeds from issuance of financial instruments with preferred rights of RMB456.6 million (US$64.5 million), and the proceeds from borrowings of RMB33.0 million (US$4.7 million), partially offset by the repurchase of ordinary shares of RMB54.5 million (US$7.7 million), the repurchase of financial instruments with preferred rights of RMB43.3 million (US$6.1 million), the repayments of borrowings RMB9.8 million (US$1.4 million) and the principal elements of lease payments of RMB12.3 million (US$1.7 million).

Net cash generated from financing activities in 2018 was RMB49.4 million, which was mainly attributable to proceeds from issuance of financial instruments with preferred rights of RMB60.0 million, partially offset by RMB10.6 million paid in 2018 which is related to the issuance costs of financial instruments with preferred rights issued in 2017.

Net cash generated from financing activities in 2017 was RMB351.5 million, which was primarily attributable to proceeds from issuance of financial instruments with preferred rights of RMB350.0 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of equipment. Our capital expenditures were RMB21.3 million, RMB47.4 million, RMB25.6 million (US$3.6 million) and RMB5.5 million (US$0.8 million), respectively, in 2017, 2018, 2019 and for the three months ended March 31, 2020. We intend to fund our future capital expenditures with our existing cash balance and net proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our commitments as of December 31, 2019 and March 31, 2020, respectively.

	Payments Due by December 31, 2019
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital commitments(1)	1,790	1,790	—	—	—
Operating leases(2)	50,165	17,403	20,897	11,865	—
Short-term bank borrowings(3)	5,126	5,126	—	—	—
Long-term borrowing(4)	19,783	15,883	3,900	—	—

Total	76,864	40,202	24,797	11,865	—

	Payments Due by March 31, 2020
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital commitments(1)	1,555	1,555	—	—	—
Operating leases(2)	50,848	22,347	18,469	10,032	—
Short-term bank borrowings(3)	46,030	46,030	—	—	—
Long-term borrowing(4)	15,729	13,167	2,562	—	—

Total	114,162	83,099	21,031	10,032	—

Notes:
(1)	Capital commitments relate to contracts for equipment and intangible assets.
(2)	Operating leases relate to certain office buildings under non-cancellable operating lease agreements.
(3)	The short-term bank borrowings were obtained for working capital purpose.
(4)	The long-term borrowing was obtained for working capital purpose.

Holding Company Structure

Genetron Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and our consolidated VIE. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, our consolidated VIE in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our consolidated VIE. Appropriation to discretionary surplus fund is made at the discretion of our consolidated VIE. Pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary’s discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIE when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries to our consolidated VIE or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Policies, Judgments and Estimates

Basis of Preparation

We prepare our financial statements in accordance with the IFRS issued by the IASB, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and revenues and expenses during the reporting periods. We have adopted IFRS 16 retrospectively from January 1, 2019, but have not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue Recognition

We have two revenue streams including diagnosis and monitoring and development services for the years ended December 31, 2017, 2018 and 2019.

(a) Diagnosis and monitoring

The diagnosis and monitoring refers to diagnosis and monitoring as well as early screening performed in the form of LDT services and IVD products. The services period of each diagnosis and monitoring is generally around 1 to 2 weeks. Our customers include individuals and enterprises, distributors and hospitals. Revenue is recognized when the performance obligations are satisfied.

Diagnosis and monitoring is designed for each individual. We recognize revenue over time when it has an enforceable right to payment for performance completed to date. The progress of diagnosis and monitoring recognized over time is measured based on our input to the satisfaction of related performance obligation.

Revenue from diagnosis and monitoring is recognized at a point in time when we do not have enforceable right to payment for performance completed to date. For those arrangements, we recognize revenue when the report is delivered.

Revenue from sales of IVD products is recognized when control of IVD products is transferred upon that hospitals and institutional customers have received and accepted the products.

(b) Development services

Revenue from development services refers to the research services and sequencing services. Research services are recognized over time when it has an enforceable right to payment for performance completed to date. The progress of research services is measured based on our outputs to the satisfaction of related performance obligation of research services. Sequencing services are recognized at a point in time when we do not have enforceable right to payment for performance completed to date. For those arrangements, we recognize revenue when the report is delivered.

Consolidation of variable interest entity

We exercise control over the VIE and have the right to recognize and receive substantially all the economic benefits through the Contractual Arrangements. We consider that we control the VIE notwithstanding the fact that it does not hold direct equity interests in the VIE, as we have power over the VIE and receive substantially all the economic benefits from the business activities of the VIE through the Contractual Arrangements. Accordingly, the VIE is accounted for as a controlled structured entity and its financial statements have also been consolidated by us.

Impairment of receivables

We apply the IFRS 9 simplified approach to measure expected credit losses which use a lifetime expected loss allowance and makes impairment loss based on assessments of the recoverability of the trade receivables and contract assets, including the current creditworthiness, the past collection history of each debtor and forward looking information. A considerable amount of judgement is required to estimate the expected loss rates. Where the actual result is different from the original estimate, such difference will impact the carrying value of the trade receivables and contract assets and loss allowances in the year in which such estimate is changed.

Financial instruments with preferred rights

Financial instruments with preferred rights issued by us are convertible into ordinary shares upon the completion of a qualified IPO or at the option of the holders and redeemable upon occurrence of certain future events.

We designates the financial instruments with preferred rights as financial liabilities at fair value through profit or loss. They are initially recognized at fair value. Any directly attributable transaction costs are expensed in the consolidated statements of loss.

The fair value of preferred shares that are not traded in an active market is determined using valuation techniques. We have used the discounted cash flow method to determine the equity value of our group and adopted equity allocation model to determine the fair value of the preferred shares. Key assumptions are discount rate, risk-free interest rate and discount for lack of marketability.

Subsequent to initial recognition, the amount of change in the fair value of the financial instruments with preferred rights that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income with the remaining changes in fair value recognized in the profit or loss.

The financial instruments with preferred rights are classified as non-current liabilities unless we have an obligation to settle the liabilities within 12 months after the end of the reporting period.

Share-based Payment

Share-based compensation benefits (including restricted ordinary shares and share options) are provided to employees and consultants via a share incentive plan.

The fair value of restricted shares and options granted under the plan is recognized as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the restricted shares and options granted:

•	including any market performance conditions (e.g. the entity’s share price),

•	excluding the impact of any service and non-market performance vesting conditions (e.g. profitability, sales growth targets and remaining an employee of the entity over a specified time period), and

•	including the impact of any non-vesting conditions (e.g. the requirement for employees to save or holdings shares for a specific period of time).

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, we revise our estimates of the expected IPO date and the number of restricted shares and options that are expected to vest based on the service and non-market performance vesting conditions. We recognize the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity. We apply prospective treatment in respect of accounting for modifications of equity-settled awards that reduce the vesting period, if any.

Current and deferred income tax

The income tax expense or credit for the period is the tax payable on the taxable income of current period based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where we and our subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax

We recognize deferred tax assets based on estimates that it is probable to generate sufficient taxable profits in the foreseeable future against which the deductible losses will be utilized. The recognition of deferred tax assets mainly involves management’s judgments and estimations about the timing and the amount of taxable profits of the companies which have tax losses.

Uncertain tax positions

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from us in determining the provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

In determining the amount of current and deferred income tax, we take into account the impact of uncertain tax positions and whether preferential tax rates, additional taxes, interest or penalties may be due and whether future taxable profits will be available to enable deferred tax assets resulting from deductible temporary differences and tax losses to be recognized. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes us to change its judgment regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Lease extension options

As adopted IFRS 16 for the first time, we assess the lease extension option involving significant judgment.

Extension options are included in a number of property leases across our company. These terms are used to maximize operational flexibility in terms of managing contracts.

In determining the lease term, we consider all facts and circumstances that create an economic incentive to exercise an extension option. Extension options are only included in the lease term if the lease is reasonably certain to be extended. The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of and for the three fiscal years ended December 31, 2017, 2018 and 2019, our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as at December 31, 2019. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The two material weaknesses that has been identified related to:

•

Our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of IFRS and reporting requirements set forth by the SEC to address complex IFRS technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with IFRS and SEC reporting requirements; and

•	Our lack of formal and effective period-end financial closing policies and procedures.

Such material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

To remediate our identified material weakness, we are in the process of adopting several measures to improve our internal control over financial reporting, including (i) hiring more qualified accounting personnel, with relevant IFRS and SEC reporting experience and qualifications to strengthen the financial reporting function and setting up a financial and system control framework; (ii) implementing regular and continuous IFRS accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls; and (iv) preparing comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of our period-end financial closing process.

We expect that we will incur significant costs in the implementation of such measures. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Risk factors—Risks Relating to Our Operations—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Quantitative and Qualitative Disclosure about Market Risk

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign exchange risk

Substantially all of our net revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while the ADSs representing our ordinary shares will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. While appreciating approximately by 7% against the U.S. dollar in 2017, the Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$181.0 million from this offering, if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the assumed initial offering price of US$12.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into RMB, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB7.0808 to US$1.00, the rate in effect as of March 31, 2020, to a rate of RMB7.7889 to US$1.00, will result in an increase of RMB128.2 million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB7.0808 to US$1.00, the rate in effect as of March 31, 2020, to a rate of RMB6.3727 to US$1.00, will result in a decrease of RMB128.2 million in our net proceeds from this offering.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.6%, 2.1% and 2.9%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2.2 to our Consolidated Financial Statements.

INDUSTRY OVERVIEW

Despite advances in new treatments, cancer remains a major challenge for modern medicine with significant unmet medical needs. According to Frost & Sullivan, cancer is the second leading cause of death in China—the number of total new cancer patients in China amounted to 4.4 million in 2019 and is expected to reach 4.9 million in 2023. Lung cancer, stomach cancer, colorectal cancer, liver cancer, breast cancer, thyroid cancer, esophagus cancer, cervix uteri cancer, CNS cancer and pancreas cancer are the top ten major cancer types in China in 2019 by incidence rate, and among all types of cancers, lung cancer, gastric cancer, liver cancer, colorectal cancer and breast cancer, together represent more than 50% of each year’s new cancer patients, according to Frost & Sullivan. China accounts for 23.7% of global cancer incidences and 26.7% of the cancer deaths, mainly because China has most cancer types associated with poorer prognosis and higher mortality rates, in addition to limited access to timely diagnosis and treatment, according to Frost & Sullivan.

Costs for cancer treatments, including drug costs, surgery costs, outpatient expenditure, etc., have grown rapidly in recent years. The growth of medical cost globally is mainly driven by the increasingly available effective oncology drugs, especially emerging targeted therapies, priced at relatively high levels. The increase in new cases of cancer patients further raises the medical cost. As a result, total cost of cancer treatments in China is US$240.7 billion in 2019, and is expected to reach US$351.7 billion in 2023, with a CAGR of 9.8% from 2019 to 2024, according to Frost & Sullivan. The cost is estimated to reach US$592.0 billion in 2030, with a CAGR of 7.5% from 2024 to 2030.

Costs for cancer treatment are generally lower when the cancer is detected at an earlier stage. Early detection of cancers allows option of surgical resection rather than medical treatment, or the use of standard, front-line drugs rather than more expensive, experimental regimens. As illustrated in the below chart, the estimated lifetime costs of cancer treatment for cancer diagnosed at the metastatic stage is on average two times higher than those diagnosed at the early stage, according to Frost & Sullivan. China has a 40.5% of 5-year survival rate across all cancers, lower than 67.1% in the U.S., according to Frost & Sullivan. Direct cost of cancer treatment per patient in the U.S. is much higher than that in China, which suggests significant commercial upside potential of China market.

Source: Frost & Sullivan

China has taken multiple initiatives to advance cancer treatments and control cancer treatment costs, including setting up 20 provincial-level cancer centers in a bid to improve the prevention and treatment of cancer. China has established a cancer registry system, with 574 cancer registries set up nationwide and 438 million people covered by the system as of February 2019. In addition, China has 8 life-saving cancer drugs newly included in its national drug reimbursement list (“NDRL”) in 2019 with significant price cuts after the price negotiations with pharmaceutical companies. In addition, China has adopted a fast-track approach in its drug evaluation and approval system, allowing more new domestic drugs, innovative drugs and imported drugs to be available to patients in China. China has also created a special approval channel for clinical trials, which takes two to three years after application previously but only 60 days currently, if no queries or negative feedback are returned to the applicants. With the increase in access of new anti-cancer drugs, adoption of precision oncology, especially cancer molecular profiling, will be further improved.

The Rise of Precision Oncology Medicine in China

Cancer treatments in China have gone through a long process of development and are evolving over time with innovative technologies. Traditionally, cancer has been classified by the specific organ in which it is located and treated independently of its molecular profile by surgery, radiotherapy or chemotherapy. China oncology market is dominant by chemotherapy drugs in 2018 with more than 80% market share, according to Frost & Sullivan. It is well understood that these traditional cancer treatments have limitations, including limited applications, serious side effects, lack of efficiency and inability to address early detection or prevent recurrence. For example, surgery is suitable for solid tumors that are contained in one area while it is not used for leukemia or for metastatic cancers; radiation not only kills or slows the growth of cancer cells, but also affects nearby healthy cells; chemotherapy usually causes serious side effects such as neutropenia, bleeding, mouth sores, nausea, and hair loss.

China’s precision oncology medicine segment has demonstrated huge market potential, evidenced by the under-penetration of targeted and immuno-oncology drugs. For example, globally, the majority of top ten oncology drugs consists of molecularly targeted drugs and monoclonal antibody drugs; whereas in China, chemotherapy drugs occupy seven seats on the list of top ten oncology drugs. In addition, there are total 43 marketed mAbs and small molecular targeted drugs in China in contrast to 105 similar drugs in the U.S., according to Frost & Sullivan. The difference between the global market and the China market suggests significant potential for molecularly targeted drug and immuno-oncology drug market growth in China. In addition, four out of the top ten oncology drugs globally were recently approved by NMPA since 2018, indicating China has started its paradigm shift to molecularly targeted drugs and immuno-oncology drugs.

Indeed, cancer treatment in China is seeing a rapid adoption of precision medicine, specifically, targeted therapies and immuno-oncology therapies, the practice of which seeks to match patients to personalized, targeted therapies based on the specific molecular profile of their tumors. According to Frost & Sullivan, the targeted therapy and immuno-oncology market grows at a faster rate than radiotherapy and chemotherapy market in China. The number of patients in China receiving targeted therapies and immuno-oncology therapies reached 1.3 million in 2018 and is expected to reach 3.3 million by 2023. Targeted therapies and immuno-oncology therapies are expected to represent 41.2% of China oncology market by 2023, according to Frost & Sullivan.

Source: Frost & Sullivan

As a result of the rise of immuno-oncology and target therapies and technical advancement in genomics, capital investment on global precision oncology market witnessed an explosive increase in the past several years. China precision oncology market is in line with the growth of global market and recorded a total investment of US$853.0 million in 2019.

The Promise of Cancer Molecular Profiling in China

Development of precision medicine in cancer treatment has led to increasing clinical utility and adoption of precision oncology diagnosis, or cancer molecular profiling—tests that focus on from a single or limited set of biomarkers, commonly referred to as hotspot testing, to comprehensive molecular profiling that provides a more thorough view of the tumor’s molecular information. Cancer molecular profiling facilitates the process of early screening, diagnosis, treatment and monitoring and provides patients with individualized care treatment. Major cancer types, including lung, breast and colorectal cancers, have become increasingly classified by molecular profiling and treated accordingly.

Development of biomarkers

With the emergence of molecular profiling technologies and targeted therapies, biomarkers play an increasingly important role in the clinical management of cancer patients in China. Biomarker development involves multiple processes, linking initial discovery in basic studies, validation, and clinical implementation. The ultimate goal of the processes is to establish clinically accessible biomarker tests with clinical utility, informing clinical decision-making to improve cancer treatment outcomes. The NCCN treatment guidelines, which are often followed by physicians in China, support multi-biomarker testing across several cancer types, which has led to increased adoption of comprehensive NGS-based cancer molecular profiling.

Growing popularity of cancer molecular profiling

According to Frost & Sullivan, the penetration rate of cancer molecular profiling in China was 5.4% in 2019, as compared to 10.1% in the United States. Moreover, the penetration rate of NGS-based molecular profiling in China is 1.3% in 2019, which is much lower than 4.6% in the United States. The penetration rates are calculated based on the total number of estimated cancer survivors in 2019 in China and the United States. Although cancer molecular profiling is at its early development stage in China with relatively low penetration rate, it has shown rapid growth rates due to increasing household income and affordability, accelerated approval of targeted and immuno-oncology therapies, the rise of adoption of the cancer molecular profiling methods by oncologists, the increase in the use of biomarkers in cancer molecular profiling, the increase in the demand for NGS techniques in cancer profiling and the growth of cancer incidence rate in China.

The fast adoption of non-invasive prenatal testing (“NIPT”) is an exemplar of commercializing precision oncology, including cancer molecular profiling, in China. Through several years of market education, the benefits and advantages of NIPT have been well accepted among physicians and families. According to Frost & Sullivan, penetration rate of NIPT in China was 31.1% in 2019, a significant increase from 0.5% in 2014. The 13th Five-Year Plan (2016-20) for Biology Industry Development issued in January 2017 by National Development and Reform Commission clarifies the objective that genomic testings should cover more than 50% of the whole birth population in China. Given the clear advantage of NIPT, such as safety and high accuracy, over other procedures, families are willing to pay for such tests out-of-pocket. The fast adoption of NIPT in China reflects that the market acceptance of NGS-based products and services that have clear clinical significance would grow rapidly in a relatively short period in China.

China’s favorable governmental policies

Precision oncology is listed as one of the new strategic industries to receive support in China’s 13th Five-Year Plan (2016-20) period, and breakthroughs in precision oncology are among the goals in the Health China

2030 blueprint issued by the State Council in 2016. The 13th Five-Year Plan on Science, Technology and Innovation, jointly issued by National Health Commission, Ministry of Science and Technology (“MOST”) and State Administration of Traditional Chinese Medicine in August 2016, encourages to develop the key technologies of precision medicine such as NGS technology, genomics research and big data technology and to develop precise solutions and decision support systems for early screening, molecular classification, individualized treatment, genomic monitoring of major diseases, and promote the transformation of medical diagnosis and treatments. The 13th Five-Year Plan for Biology Industry Development issued in January 2017 by National Development and Reform Commission clarifies the objective that genomic testings should cover more than 50% of the whole birth population in China, encourages to use genomic sequencing, big data and other technologies to achieve precision prevention, diagnosis and treatment in cancer, hereditary diseases, etc., and proposes to design optimal individualized treatment plans for patients, giving the right medicine at the right time, and using the right dose. At the first experts’ meeting on precision medicine strategy hosted by MOST in 2015, it was announced that investment totaling approximately US$9.2 billion was expected in this sector by 2030, including approximately US$3.1 billion from China’ central government.

Frost & Sullivan’s analysis of all innovative cancer drugs approved in China over the past five years shows that the period between Investigational New Drug (“IND”) approval and new drug application (“NDA”) approval has decreased drastically on average over that time. It took an average of 2,489 days for drugs with IND approval before 2015 to reach NDA approval. For drugs with IND approval after 2015, the time to NDA approval was only 823 days. The National Medical Products Administration, or NMPA, also announced in July 2018 that foreign drugs, such as oncology drugs, could use their clinical trial data overseas for approval in China, which opens the door for the registration in China of pharmaceutical drugs and medical devices that have already undergone clinical trials in other countries but previously could not be approved in China without undergoing domestic clinical trials. It allows faster access to the Chinese market with much lower costs for international pharmaceutical companies and medical device manufacturers. For example, the NMPA approved the first anti-PD-1 therapy (nivolumab) for locally advanced or metastatic non-small cell lung cancer in June 2018. The second anti-PD-1 therapy (pembrolizumab) for advanced melanoma in China was approved by the NMPA in July 2018, only a few months after its receipt of priority review status from the NMPA in early 2018. Subsequently, three additional anti-PD-1 therapies from domestic companies have been approved by the NMPA. It is expected that the rapid development and fast approval of innovative cancer drugs will further drive the demand of cancer molecular profiling.

During the February 19, 2019 Policy Briefing of the State Council, deputy director of National Health Commission said the government is accelerating general public’s access to cancer early screening, early diagnosis and early treatment. Specifically, for major cancers with high incident rate, such as upper gastrointestinal cancer, colorectal cancer and cervical cancer, that have relatively developed screening and treatment solutions, the government will formulate early screening, early diagnosis and early treatment guidelines; for major cancers with relatively under-developed or less cost-effective screening technologies, such as liver cancer and lung cancer, the government will focus on joint research and development efforts to optimize such early screening technologies. At the same time, the government will gradually expand early screening, early diagnosis and early treatment coverage of cancers with high incident rate and create favorable policies for cancer screening.

Payment Landscape in China

Unlike in the U.S., where cancer molecular profiling is largely covered by both public and commercial payers, comprehensive coverage of cancer molecular profiling by public medical insurance in China is still at its early stage. According to Frost & Sullivan, in contrast to the U.S., China currently has a large self-paid population for cancer molecular profiling services, given that comprehensive public medical insurance coverage is not readily available, yet the concept of cancer molecular profiling has increasingly been accepted among oncologists and cancer patients along with general increase of disposable income in China. With the favorable governmental policies supporting the development of precision oncology industry and increasing coverage of molecularly targeted therapies under public medical insurance, however, it is expected that in the near future China will expand its public medical insurance coverage to include cancer molecular profiling. At the same time, commercial health insurance in China, although at its early stage compared to most developed countries, is on the fast-track. According to Frost & Sullivan, China’s commercial health insurance revenue increased rapidly from US$37.1 billion to US$108.7 billion from 2015 to 2019, with a soaring annual growth rate of 30.9%. As commercial health insurance market competition intensifies, commercial health insurance plans in China are looking to differentiate and had shown great interest in the inclusion of cancer molecular profiling in their products, which is expected to further encourage development of cancer molecular profiling in China, according to Frost & Sullivan.

Market Opportunity

Introduction of advanced and rapid sequencing technologies, advancement in the bioinformatics field, supportive governmental policies, improving affordability, and growing awareness of precision medicine in China have fueled the market growth of China’s cancer molecular profiling industry.

The primary application of cancer molecular profiling could be divided into three segments, including (1) early screening, which identifies specific molecular biomarkers to enable early detection of cancer in higher risk population; (2) diagnosis and monitoring, which evaluate patients’ genomic profile to support treatment selection and recurrence detection; and (3) development services, which mainly involve cooperation with biopharmaceutical companies, hospitals, and research institutions in the development of new tests and treatments.

Targeted Clients	Higher risk population	Cancer Patients	Biopharma Companies, Hospitals and Research Institutions

Main Services	Screening refers to the use of simple tests across a healthy population in order to identify individuals who have disease, but do not yet have symptoms	Physical exam, laboratory tests, imaging tests, biopsy	Research and sequencing services

Objective	To identify individuals who have cancer at early stage	To diagnose cancer and to increase the chances for successful treatment and monitor recurrence in cancer survivors	To support biomarker evaluation, clinical trial enrollment, and companion diagnostics development

Source: Frost & Sullivan

Cancer diagnosis and monitoring market

Molecular diagnostics are increasingly used to guide patient management, from diagnosis to treatment, particularly in the fields of cancer, infectious disease, and congenital abnormalities, which makes critical differences in every stage of cancer care—risk assessment, screening, diagnosis, staging and prognosis, therapy selection, and monitoring.

According to Frost & Sullivan, the total market potential for cancer molecular diagnosis and monitoring market is estimated to be US$6.7 billion, based on estimated 31.6 million cancer survivors in China in 2023, assuming 95.5% of the cancer survivors will accept cancer treatment and 11.1% of whom will adopt genomic testing for immuno-oncology or targeted therapies on an average of two genomic testings per year, and further assuming that the average price for genomic testing services is US$1,000 per test, based on the average costs for the NGS-based tests currently available on the market.

According to Frost & Sullivan, in 2019, most of the NGS-based LDT revenues were generated from lung cancer testing, which accounted for approximately 50% market share in China; however, lung cancer incidences only accounted for approximately 20% of the total cancer incidences in China in 2019, indicating significant market opportunity for cancer molecular diagnosis and monitoring with respect to other cancer types, including digestive, thyroid, breast and urinary cancers.

Note: Digestive cancers refer to cancer that occurs in any part of the digestive system, including colon, rectal, pancreas, colon, stomach, liver, and esophagus; urinary cancer mainly includes bladder and prostate cancers.

Source: Frost & Sullivan

Most genomic testing companies in China only have one or two products and provide services of very limited scope, according to Frost & Sullivan. Market leading companies, which are able to offer services for different cancer types and provide physicians with training or knowledge on precision oncology technology, have showed rapid growth in the recent years and are expected to perform well in the near future.

Early screening market

Early detection of cancer greatly improves clinical outcomes by providing clinical care and medical intervention at early stage of cancer. Early-detection screening means that testing is applied to those who have no physical signs or symptoms of cancer. Although genomic testing that can accurately detect cancer at its earliest stages or even pre-cancer in a largely asymptomatic population remains challenging from technological, clinical and regulatory perspective, such a test can have significant benefits on mortality and perhaps eventually reduce incidence rates of cancer, if the molecular information provided can be effectively paired with the right preventative medicine or curative intervention.

According to Frost & Sullivan, cancer early screening has great market potential in China. For example, more patients of top cancers, such as liver cancer and lung cancer, in China are diagnosed at late stage. It is well understood that earlier detection of cancer is generally correlated with better clinical outcomes and a higher cure rate for many cancer types, specially liver cancer. For example, according to Frost & Sullivan, the 5-year survival rate for liver cancer at early-stage and late-stage are 45.0% and 8.7%, respectively.

Cancer early screening is expected to grow at a fast rate, according to Frost & Sullivan, as China has witnessed a rapid development of health examination industry, a closely related segment, in the past few years. The penetration rate of health examinations in China was approximately 36.0% in 2017, according to Frost & Sullivan, demonstrating well acceptance of the concept of preventive healthcare services by general public in China. As employers’ rising concerns about employees’ health to improve overall productivity and reduce potential future medical expenses, development of cancer early screening technologies as well as general public’s rising awareness of cancer early screening, cancer early screening industry is expected to enter the fast lane.

According to Frost & Sullivan, the total market potential for liver cancer early screening is approximately US$7.2 billion. This market potential is based on: (i) an estimate of 119.5 million individuals in 2023 who are at higher risk for liver cancer as defined by Chinese Society of Clinical Oncology (CSCO) Guideline, (ii) an assumed testing price of US$200 per test, and (iii) an assumed penetration rate of 30% for cancer early screening, using the ratio of households with income above US$20,000 in China.

Frost & Sullivan also estimates the total market potential for lung cancer early screening and gastric cancer early screening in China is approximately US$5.7 billion and US$14.8 billion, respectively. Such market potential is based on an estimate of 95.8 million individuals in 2023 who are at higher risk for lung cancer and an estimate of 246.4 million individuals in 2023 who are at higher risk for gastric cancer, respectively, as defined by CSCO Guideline, with the same assumed testing price and penetration rate as those for liver cancer early screening.

Cancer early screening industry in China is in its infancy. China has a large higher risk population and relatively low penetration rate of early screening compared to that in the U.S. However, the pioneering enterprises in the cancer early screening industry in China have been establishing technical barriers and accelerating the transition of cancer early screening industry from embryonic stage to growth stage, according to Frost & Sullivan. The cancer early screening market in China is driven by advancement of science and technology. Players with strong core technology in the industrial chain may take the lead in the market.

Development services market

Companies with strong gene sequencing capability are actively partnering with biopharmaceutical companies and other research collaborators on fronts of the research, development and commercialization of products, such as oncology medicine. Development services providers mainly provide two types of services for biopharmaceutical companies, i.e. research service and sequencing service, to assist biopharmaceutical companies with research at various stages, including patient identification and patient enrollment for clinical trials, analysis of clinical trial samples, and new drug development in adjuvant cancer settings. Scientific research institutions and pharmaceutical companies are main users of the biopharma service. In particular, pharmaceutical companies are increasingly expanding their investment in research and development of new drugs in recent years, reflecting their strong willingness and abilities to pay for development services. As such, companies that are able to provide one-stop services, including development or customizing new assays, obtaining regulatory approval of assays, and potential commercializing scale manufacturing and operation, to biopharmaceutical companies and other research institutions have competitive advantages in the development services market. On June 3, 2020, the Center for Medical Device Evaluation of the NMPA has issued the notice to collect the information of manufacturing enterprises of companion diagnostics (CDx) assays in order to guide the clinical trials for the NMPA registration of CDx assays. This indicates that the NMPA is in the process of formulating regulations to encourage or facilitate registration of CDx assays.

Frost & Sullivan estimates that the total market potential of development services with biopharmaceutical companies in China will be US$0.5 billion, based on (i) an estimated number of new clinical trials exceeding 700 in 2023, involving more than 150,000 new patients, (ii) an estimated price of US$800 per test, and (iii) an estimated average of four tests conducted throughout the whole cancer treatment cycle per patient.

Winning the China Market—Hospital Entry and Insurance Coverage

Entering into public hospitals in China is the key to large scale commercialization in China. According to Frost & Sullivan, such commercialization was mainly through provision of LDT services only and is now evolving into a comprehensive coverage through offering both LDT services and IVD products, due to their different features summarized below:

Source: Frost & Sullivan

Currently, all leading oncology hospitals in China can provide cancer diagnosis and monitoring via LDT services through partnering with third party labs including ours. Due to the high technology and hardware requirements, only around top 200 oncology hospitals have relevant capabilities to provide cancer diagnosis and monitoring via IVD on site, while the lower ranked oncology hospitals are expected to gradually build such capabilities in the mid- to long term, accordingly to Frost & Sullivan.

Competitive Landscape of NGS-based Cancer Molecular Profiling Market in China

NGS-based cancer molecular profiling market in China has become increasingly concentrated, despite its relatively short history of development. According to Frost & Sullivan, China’s NGS-based LDT cancer molecular profiling market has become increasing concentrated. The top three players including us account for 39.7% of the market share by NGS-based LTD revenue in 2019 while the top five players account for 55.6% of the market share. The top-tier companies, who are able to provide services for different cancer types and facilitate physicians’ better understanding on the precision oncology medicine technologies, have shown rapid growth in the recent years and are expected to perform well in the near future, according to Frost & Sullivan.

The market size of NGS-based cancer molecular profiling market in China, including LDT segment and IVD segment, has reached RMB2.2 billion in 2019 with a CAGR of 51.2% from 2015 to 2019, and it is expected to continue to expand at a CAGR of 35.5% from 2019 to 2024, according to Frost & Sullivan. Specifically, the LDT segment of NGS-based cancer molecular profiling market in China reached RMB2.0 billion in 2019 and is expected to have rapid growth at the CAGR of 15.6% from 2019 to 2024, according to Frost & Sullivan. The IVD segment of NGS-based cancer molecular profiling market in China is still in its infancy with less than 10 NGS-based IVD assays being proved by NMPA in late 2018 and 2019, according to Frost & Sullivan.

We are the No. 3 NGS-based cancer molecular diagnosis player by 2019 NGS-based LDT revenue in China, with a 11.6% market share, according to Frost & Sullivan. We are No. 1 among NGS-based cancer diagnosis and monitoring companies in China, both in terms of the number of NMPA approved IVD products and the number of collaborated biopharmaceutical companies, respectively, according to Frost & Sullivan.

The diagrams below set forth the respective market shares of the top five players in China’s overall NGS-based cancer molecular profiling market measured by NGS-based LDT revenue in 2019:

Overall Market Share in NGS-Based LDT Cancer Molecular Profiling Market in 2019

Source: Frost & Sullivan

We are No. 1 among NGS-based cancer diagnosis and monitoring companies in China, in terms of the number of NMPA approved IVD products. We have developed seven NMPA approved IVD products including four clinical molecular testing instruments and three diagnostics assays.

Comparison of Number of NMPA Approved IVD Products

Source: Frost & Sullivan

We are No. 1 NGS-based cancer diagnosis and monitoring company in China in terms of the number of collaborated biopharmaceutical companies in 2019.

Top NGS-based Oncology Focused Diagnosis and Monitoring Companies Conducting Service for Pharmaceutical Companies, 2019

Source: Frost & Sullivan

We are No. 1 NGS-based cancer diagnosis and monitoring companies in the PRC in terms of the number of articles published in peer-reviewed scientific journals with impact factor over 12, according to Frost & Sullivan.

Source: Frost & Sullivan

BUSINESS

OUR MISSION

Our mission is to transform cancer treatment and prevention globally by driving technological innovation and accelerating the adoption of precision oncology medicine.

OVERVIEW

We are a leading precision oncology platform company in China that specializes in cancer molecular profiling and harnesses advanced technologies in molecular biology and data science to transform cancer treatment. We have developed a comprehensive product and service portfolio that cover the full-cycle of cancer care from early screening, to diagnosis and treatment recommendations, to continuous monitoring and continuous care.

Precision oncology is an evolving approach to cancer care that leverages new knowledge regarding the pathogenesis of cancer. It focuses on a patient’s molecular profile to guide personalized clinical decisions, aiming for the right treatment for the right patient at the right time. Advancement in molecular biology globally has propelled significant advances in precision oncology. There is a critical need to offer a comprehensive profiling solution and expand the scope of precision oncology to enable early screening, diagnosis, continuous monitoring and continuous care. According to Frost & Sullivan, China has approximately 4.4 million cancer incidents in 2019, being the largest in the world. The unmet medical needs of the large cancer population in China present significant market opportunities for precision oncology, especially cancer molecular profiling.

We are China’s market leader in all our three business units: diagnosis and monitoring, early screening and development services. We believe advancing our services and products can expand the scope of precision oncology medicine to diagnosis, early screening, monitoring and continuous care, improve clinical outcomes and reduce overall cancer treatment costs.

Diagnosis and Monitoring

Market leader in LDT services in multiple major cancer types—We are a leading NGS-based cancer molecular diagnosis player by revenue in China with No. 3 market position and 11.6% market share in 2019, measured by NGS-based LDT revenue in 2019, according to Frost & Sullivan. While precision oncology is still in its fast development stage in China, precision oncology applications in CNS, lung, and digestive system cancers are most advanced. Our unique mix of industry leading cancer research capabilities, comprehensive products and services, and focused commercialization strategies have led to our success in building competitive advantages. Among the NGS-based cancer diagnosis and monitoring companies in China, we are No. 1 in the field of CNS cancer, No. 1 in digestive system cancer and No. 3 in lung cancer with approximately 58.3%, 14.8% and 9.2% market shares by NGS-based LDT revenue in 2019, respectively, according to Frost & Sullivan. In the field of lung cancer, the largest cancer molecular and diagnosis market in China by cancer type, our ranking by NGS-based LDT revenue moved up from No. 5 in 2018 to No. 3 in 2019 according to Frost & Sullivan, quickly closing the gap with our peers. We are also a pioneer in the diagnosis and monitoring of thyroid, upper tract urothelial and bladder cancers.

No. 1 in China by NMPA approved IVD products—We are No. 1 among NGS-based cancer diagnosis and monitoring companies in China, in terms of the number of National Medical Products Administration (“NMPA”) approved IVD products, according to Frost & Sullivan. We have developed seven NMPA approved IVD products including four clinical molecular testing instruments and three diagnostics assays, namely, our digital PCR system, Genetron 3D biochip reading instrument, IDH1/TERT gene assays for glioma, Genetron S5, a medium-throughput NGS system, and our Genetron S2000, a high-throughput NGS platform, together with our 8-gene Lung Cancer Assay (Tissue), an IVD assay product based on semiconductor sequencing, illustrating our clear leadership in the precision oncology market in China. In particular, our 8-gene Lung Cancer Assay (Tissue) has the most comprehensive gene coverage compared to other NMPA approved lung cancer clinical testing assays as of the date of this prospectus. Our deep and robust IVD product pipeline of seven assays, covering diagnostics, monitoring and early screening, and our NMPA approved IVD portfolio will deliver full spectrum solutions to address our customers’ needs.

Early Screening

First mover of liver cancer early screening—According to Frost & Sullivan, market potential for liver cancer early screening in China in 2023 is estimated to be US$7.2 billion. We are at the forefront of the development of liver cancer early screening products. We have published China’s first and only prospective study on liver cancer early screening, according to Frost & Sullivan, which was published in Proceedings of National Academy of Sciences. We have developed HCCscreen™, our proprietary assay for the early screening of liver cancer, which detects a combination of tumor-specific mutations and methylation alterations in ctDNA and protein markers. We have also started a multi-center prospective study with a cohort of 4,500 HBsAg+ individuals in 2019, performed HCCscreen™ test in approximately 2,000 cases and are tracking the clinical outcome. As of the date of this prospectus, one center in this prospective cohort has completed the follow up in approximately 80% of the cases (297 out of 375). The preliminary data showed 92% sensitivity, 93% specificity and 35% positive predictive value (“PPV”). We expect to complete the follow up of the 2,000-case prospective cohort by end of 2020. We are currently seeking NMPA IVD registration by utilizing the remaining 2,500 individuals from the cohort. In addition, we have been granted to join “AIDS, Hepatitis and Other Major Infectious Disease Control and Prevention” project, one of the 2020 Major National Science and Technology Projects led by the MOST. Specifically, we are responsible for the identification and development of biomarkers for early liver cancer detection and validate liver cancer early screening assay products. One of the key benefits of joining such project is that our liver cancer early screening assay products validated in this project will enter fast-track review process by NMPA.

Expansion into early screening of additional major cancer type—We leverage our leading technologies such as Mutation CapsuleTM to detect tumor-specific mutations and methylation in cfDNA, and establish models for cancer early screening. Our joint project with several leading medical institutions was selected to participate in 2019 China National Key Research and Development Project led by China National Center for Biotechnology Development, an organization under the MOST, to support development and evaluation of liquid biopsy technology for early screening in lung cancer and digestive system cancers. We plan to further validate the early screening models by conducting research and data accumulation on over 50,000 cohort for each cancer type in selected regions in China and apply for NMPA IVD registration post-validation. As of the date of this prospectus, we are the only NGS-based cancer diagnosis and monitoring company in China selected to participate in national key research and development projects organized by the MOST or its affiliates for liver, lung and gastric cancer early screening, according to Frost & Sullivan.

Development Services

No. 1 by the number of collaborating biopharmaceutical companies—The market potential for development services with biopharmaceutical companies in China is expected to be approximately US$0.5 billion in 2023, according to Frost & Sullivan. As of the date of this prospectus, we have collaborated with 26 biopharmaceutical companies, which makes us No. 1 NGS-based cancer diagnosis and monitoring company in China in terms of the number of collaborated biopharmaceutical companies, according to Frost & Sullivan. Our products and services are appealing to biopharmaceutical companies since we are able to provide customized services and products to suit their different needs, including biomarker evaluation for molecularly targeted therapy and immuno-therapy, clinical trial enrollment, companion diagnostics development and joint marketing post-drug approval. For example, we developed a customized technology of FusionScan based on the biopharmaceutical company’s request for comprehensive and efficient detection of actionable translocation mutations. With a reverse transcription and two PCR reactions, the FusionScan technology can efficiently detect translocations with high sensitivity and low cost. It can detect de novo translocation mutations without having to know the other segment fused to the target gene like NTRK or FGFR. Our strong regulatory approval capacity is readily to serve our biopharmaceutical company clients to facilitate NMPA registration process for their new drugs and companion diagnostics tests assays. Further, our robust commercial adoption capability is able to contribute significantly on joint marketing and promotion efforts post-drug approval. Our biopharmaceutical company partners include global pharmaceutical companies as well as innovative biopharma companies in China, such as AstraZeneca China, Bayer, Roche China, CStone, InnoCare, Alphamab Oncology, Fosun Pharma, Henlius and EdiGene. We believe our collaboration with biopharmaceutical companies will also build evidence of clinical utility for our platform as an effective diagnostic for advanced cancer therapies.

Our Platform

We have built a one-stop precision oncology platform with a suite of services and products that focus on every stage of a patient’s cancer care, from early screening and risk assessment, to diagnosis and treatment recommendations, to continuous monitoring. Our platform integrates a patient’s cancer care needs both when he or she is at high risk of cancer development and when he or she undergoes cancer treatment. At the same time, it collects the patient’s behavioral, genomics and medical data and leverages our AI and big data analytics to depict the patient’s health profile, to enable superior cancer management. Our platform cultivates a network nationwide that connects a patient with third-party healthcare service providers, including hospitals, medical examination centers, and insurance companies. We also stay at the forefront of targeted drug development by partnering with global biopharmaceutical companies and research institutions to evaluate biomarkers and facilitate clinical trials.

We strongly believe that a fully-integrated and best-in-class precision oncology platform is key to our business and will be the engine that drives our future success and solidifies our market leading position in the highly competitive precision oncology industry in China. Over the years, our platform has developed strengths across technology, regulatory approval and commercial adoption, which collectively form a barrier to entry and differentiate us from our peers.

Industry Leading Technology

Led by top notch scientists, our research and development team combines capabilities from multiple disciplines including biochemistry/molecular biology, next-generation sequencing and bioinformatics to enable our strong transformability from researches to applications. We have developed industry leading and differentiated technologies, including our Genetron One-Step SeqTM Method and Mutation CapsuleTM technology:

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Genetron One-Step SeqTM Method—Specifically designed for small to medium size panels, our proprietary One-Step SeqTM Method simplifies the traditional labor intensive library construction/enrichment experiments to a single mixture of DNA sample to our reagent and one PCR reaction, minimizing hands-on time and risk of contamination. With our proprietary One-Step SeqTM Method, total time for library construction could be reduced to 1.5 hours compared to 24 hours using hybridization capture method and eight hours using amplicon based sequencing. It is particularly suitable to develop IVD products for hospitals to carry out their own clinical tests on site due to its operational simplicity, high library quality, low risk of contamination, low cost, and low sample DNA input.

We enhanced Genetron One-Step SeqTM Method to be suitable for liquid biopsy, which is able to detect rare molecule in liquid biopsy with high sensitivity (up to 0.05% mutation frequency) and specificity. Our One-Step SeqTM Method minimizes loss of original ctDNA molecule in the steps before the ctDNA sample is amplified. This is a critical benefit for ctDNA-based liquid biopsy because the limited ctDNA yield of the testing sample is one of the primary impediments of ctDNA-based liquid biopsy, and any loss of original ctDNA would decrease the sensitivity.

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Mutation CapsuleTM Technology—In contrast to technologies that only detect a subset of alterations, Mutation CapsuleTM technology detects a broad spectrum of ctDNA alterations, including simple mutations, such as SNVs or Indels, and complicated mutations, such as translocations, HBV integrations, and copy number variations, and methylation changes. The parallel profiling of genetic and epigenetic alterations in a single reaction enable screening for multiple tumor types while minimizing the requirement for blood samples to acquire ctDNA. In addition, Mutation CapsuleTM technology supports multiple tests of one ctDNA sample without sacrificing sensitivity. With Mutation CapsuleTM technology, a sample collected in one study could be used to test new biomarkers in multiple different studies retrospectively, facilitating efficient product iteration.

Regulatory Approval

As it is practiced today in China, cancer diagnosis and treatments are dominantly performed in public hospitals. Therefore, accessibility to public hospitals is critical for companies specializing in precision oncology. Adoption by public hospitals and insurance coverage often requires registration from the NMPA or approval from competent regulatory authorities. Our regulatory capabilities are highlighted by our strong regulatory team, robust pipeline of IVD products and high-quality clinical laboratory services.

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Top-tier regulatory capacity—Led by Dr. Yun-Fu Hu, our Chief Medical Officer, we have built a dedicated and experienced regulatory team of 13 members with average of approximately 13 years’ experience in the industry responsible for preparation and coordination with NMPA registration process. Dr. Hu brings over two decades of experience in regulatory and managerial capacities related to medical devices and pharmaceutical industries to our team. During his tenure of over ten years at the U.S. Food and Drug Administration (FDA), he led a team of staff in pre-market reviews and post-market compliance of one of the first kind of IVD products and LDT services for genetic testing, molecular cancer diagnostics, companion diagnostics, radio dosimetry, digital pathology and artificial intelligence devices. We have also established a clinical development team consisting of 20 members who have completed over 76,000 validation tests and approximately 17,400 tests in five clinical trials at 21 GCP sites.

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Setting industry standards—As a leading precision oncology company in China, we actively participated in the drafting of the “Beijing Expert Consensus Statement on the Standardized Application of Next-Generation Sequencing Technology in Clinical Tests—Tumor (First Edition)” (“Beijing Consensus on NGS Technology”), which was published in National Medical Journal of China in March 2020. Beijing Consensus on NGS Technology represents the first authoritative consensus on the standardized application of NGS technology in oncological clinical practice within China. It is expected to serve as a base for standardized operation and management of NGS-based LDT services.

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Top notch quality management—Our clinical laboratory in Beijing has obtained comprehensive panel accreditation under the CLIA from the CMS and certification from the CAP. In particular, our clinical laboratories have passed over 160 national and provincial clinical laboratory EQA tests since our inception, covering germline, comprehensive panel, and liquid biopsy testings and bioinformatics, demonstrating our dedication to the highest service quality. In December 2019, our Onco PanScanTM (TS), a comprehensive gene panel testing service, was approved for pilot run by the Guangdong Bureau of the NCCL, being the first large panel NGS-based precision oncology LDT service approved for pilot run by the NCCL, according to Frost & Sullivan.

Commercial Adoption

Advancement in each of the elements above lays the foundation for commercial adoption of each of our business units with patients, hospitals and biopharmaceutical companies. Additionally, we have developed the following strengths to further facilitate commercial adoption of our services and products.

Diagnosis and monitoring services

•	Collaboration with hospitals—There is significant demand from hospitals in China for high quality genome analysis with a short turnaround time and relatively low cost. Therefore, hospitals in China usually collaborate with partners that are capable of offering comprehensive services and products of high quality. We offer comprehensive diagnosis and monitoring services to hospitals with a full spectrum of LDT services and IVD products. As of the date of this prospectus, we had entered into in-hospital contracts with over 30 hospitals, including in-hospital assay purchase agreements with 17 hospitals. Our NMPA approved NGS platforms, Genetron S5, together with our cutting edge technology Genetron One-Step SeqTM enabled 8-gene Lung Cancer Assay (Tissue), offering fast and easy-to-use testing procedures, are particularly suitable for hospitals to conduct in-hospital NGS testing. We have assembled a dedicated team to work side-by-side with hospitals throughout the process of developing their own in-hospital molecular diagnostics centers, from laboratory redesign, equipment procurement and system installation to ongoing training, support and on-demand consultation. Our well-trained sales team, consisting of approximately 270 members, also meets with hospitals’ representatives and doctors regularly, providing latest updates on the clinical utility of precision oncology in China, introducing our services and products and providing solutions to their technical questions. From January 1, 2017 to March 31, 2020, we had provided an aggregate of over 50,000 diagnosis tests to patients with LDT services. We believe that our comprehensive LDT/IVD portfolio, deep IVD products pipeline and cutting-edge technologies allow us to meet hospitals’ diversified needs.

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National reimbursement coverage—Our TERT and IDH1 IVD assays have been approved for sunshine medical centralized procurement in ten provinces including Zhejiang, Guangdong, Sichuan, and Shandong provinces, with three other provinces pending for approval. Following its NMPA approval, our 8-gene Lung Cancer Assay (Tissue) is also approved for sunshine medical centralized procurement in Shandong province, with Anhui, Sichuan and Zhejiang provinces pending for approval. We are collaborating with hospitals to have our diagnosis testing services approved by provincial healthcare security bureaus so that our diagnosis testing services could be included in the charge master and ordered by the collaborating hospitals. Several of our LDT services have been approved by Guangzhou Municipal Health Commission and Shandong Provincial Healthcare Security Bureau in January 2019 and October 2019, respectively. We regard the sunshine medical centralized procurement approval for IVD assays and charge master inclusion approval for LDT services as a significant step towards basic medical insurance coverage.

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Collaboration with KOLs—Despite of the huge market potential, penetration rate of precision oncology in China is lower than that in the U.S., partly due to relatively low awareness of and lack of understanding on precision oncology among physicians and patients. We collaborate with national and regional KOLs to promote and raise awareness of the clinical application of precision oncology among physicians and patients through sponsoring medical summits, conferences and seminars. To further solidify our partnership with KOLs, we closely collaborate with them in research projects and pilot studies and have co-authored many research papers in peer reviewed journals such as Nature Genetics, Cell Research, Nature Communications, Acta Neuropathologica, PNAS, reflecting our strong R&D capability with a focus on innovation. In addition, we cooperate with KOLs to establish and promote diagnosis and treatment guidelines in China. Further, we work closely with specialists in local hospitals by providing our proprietary know-how technologies and database to help doctors with the process of cancer therapy selection, management and monitoring. As of March 31, 2020, we are in collaboration with approximately 100 national KOLs and approximately 130 regional KOLs.

Early Screening

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Collaboration with medical examination centers—We recently entered into a collaboration agreement with iKang Healthcare Group, Inc. (“iKang”) to promote and provide liver cancer early screening testing services through medical examination centers owned by iKang across the country. Under the agreement, iKang will include liver cancer early screening testing services in their applicable medical examination services menu. We will provide liver cancer early screening testing services to iKang medical examination centers upon selection of such testing item by their customers. We believe such collaboration model will not only benefit us to transfer our industry-leading technology to commercialization efforts and further penetrate early screening market, but also benefit iKang to enrich its services provided to the end customers. In addition, inclusion of liver cancer early screening in the testing items provided by industry-leading medical examination centers, such as iKang, on national scale will further promote market acceptance of cancer early screening technology and educate the market; meanwhile, such inclusion would increase the liver cancer screening participation rate, which would contribute to early stage diagnosis of liver cancer and greater cure rate.

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Government procurement—We leverage our technology and cost-efficiency proposition to partner with local governments in China to promote the awareness and use of our early screening services among key stakeholders across the oncology community. For example, we are collaborating with a municipal government in China to provide liver cancer early screening testing services to 10,000 individuals. We believe similar projects bring value to all participants and ourselves: local governments are able to improve public health and reduce healthcare expenditures; participating individuals are able to manage cancer risks by early detection and intervention; and we are able to promote awareness of our products and services, and collective valuable real world study data to improve our early screening algorithm.

OUR GROWTH STRATEGIES

Our mission is to transform cancer treatment and prevention globally by driving technological innovation and accelerating the adoption of precision oncology medicine. To achieve this, we intend to:

Commercialize our “LDT services and IVD products” model to provide full suite of services to hospitals by:

•	further building awareness of genomics and precision oncology medicine;

•	continuing to educate hospitals, physicians, patients and KOLs;

•	applying our proprietary One-Step SeqTM Method to suitable pipeline IVD products to simplify on-site use by hospitals and research institutions;

•	growing IVD product portfolio and maintaining comprehensive LDT services complementary to IVD products;

•	further expanding cancer types; and

•	further collaborating with third party distributors to expand our sales network of IVD products.

Develop early screening products and services for liver cancer, lung cancer and other major cancer types by:

•	advancing NMPA registration of early screening IVD products for liver cancer, lung cancer and other major cancer types;

•	collaborating with hospitals and clinics to increase awareness of clinical utility of early screening precision oncology medicine products;

•	collaborating with governmental institutions to conduct nationwide large cohort clinical studies;

•	partnering with local governments and healthcare institutions to implement more accessible and affordable early screening programs; and

•	co-developing with health examination centers to include our early screening services as a testing item of health assessment plans.

Collaborate with biopharmaceutical companies on clinical trials and companion diagnostics development by:

•	providing customized genetic sequencing services to biopharma companies;

•

demonstrating the utility of our Mutation CapsuleTM technology to facilitate both prospective and retrospective studies on emerging clinically relevant biomarkers, which may help biopharmaceutical companies to discover and develop drug candidates; and

•	jointly developing companion diagnostics and marketing of approved products.

Acquire technology, expand accessible resources, extend overseas market coverage, and build up our own eco-system by:

•	extending R&D capabilities through M&A;

•	investing through potential M&A and partnership activities to prioritize frontier markets; and

•	developing and promoting diagnostic products overseas.

DIAGNOSIS AND MONITORING SERVICES

We offer diagnosis and monitoring services and products through both LDT services and IVD products. To adapt to the complex and evolving understanding of cancer, we have strategically developed our LDT services to provide whole exome sequencing (WES), comprehensive gene panel sequencing (over 300 genes) and focused gene panel sequencing (less than 300 genes) to address different needs. Our comprehensive diagnostic products and services cover eight out of the top ten major cancer types in China, including CNS, lung, liver, colon, breast, urinary system and thyroid and other types of cancers. We completed over 50,000 LDT diagnosis tests from January 1, 2017 to April 30, 2020. We have a team of top notch scientists who are at the forefront of cancer genomics research and are active in the research and discovery of new biomarkers associated with various cancers.

In addition, we are the No. 1 NGS-based cancer diagnosis and monitoring companies in China in terms of the number of NMPA approved IVD assays and platforms, according to Frost & Sullivan. With our NMPA registered IVD products and a deep and robust IVD registration pipeline, we aim to provide hospitals and research institutions in China with one-stop diagnostic and monitoring solutions, which we believe is the key to the commercialization in China. In comparison to our LDT services, our IVD products offer a more standardized, targeted and cost-effective way of detecting genomic mutations relating to cancer. Our registered IVD product portfolio primarily consists of a digital PCR system (Genetron 3D biochip reading instrument) and two NGS systems (Genetron S5 platform and Genetron S2000 platform) and IDH1/TERT gene assays and 8-gene Lung Cancer Assay (Tissue). In addition, we have an IVD product pipeline of seven assays, covering diagnosis, monitoring and early screening. Our Genetron S5 platform approved by NMPA on November 1, 2019, is a medium-throughput NGS system that enables simple targeted sequencing workflows at an affordable price, without compromising on performance or reliability. Genetron S5 platform offers several throughput options, which provide the flexibility to scale from small to large projects, enabling multiple targeted sequencing applications on a single system. We believe Genetron S5 is particularly suitable for hospitals as it offers more practical solutions and greater scalability. In addition, our Genetron S2000, approved by NMPA on February 5, 2020, is a high-throughput NGS platform that enables comprehensive gene panel sequencing. With Genetron S5 and Genetron S2000 targeted for different sequencing capabilities, we believe we will enjoy significant advantages in our future development of a wide range of IVD assays designed to cover different needs.

Comprehensive LDT Service Portfolio

We are pioneering the full-cycle cancer management with the focus on diagnosis, monitoring and early screening. Targeting patients with basic to comprehensive testing needs, we have developed a suite of LDT services that provide swift and reliable assistance to physicians in matching the genomic alterations identified in their patients’ tumors with appropriate clinical drug therapies.

The increasing diversity of targeted therapies and associated molecular biomarkers has given rise to comprehensive genomic profiling, particularly in tumor types where multiple genomic targets can be found and treated effectively. As of May 31, 2020, the NCCN treatment guidelines recommended testing for the following targetable genomic alterations across different cancer types, which demonstrates the requirement for broader genomic profiling:

Cancer Type	Targetable Genomic Alterations
CNS	IDH1	IDH2	1p19q	MGMT	ATRX	TERT	H3F3A	HIST1H3B	BRAF fusion and mutation	CDKN2A	CDKN2B	RELA fusion	TP53	CTNNB1	NTRK1/2/3 fusion (Brain Metastases)
NSCLC	EGFR	ALK	KRAS	ROS1	BRAF	RET	MET	NTRK1/2/3	ERBB2	PD-L1	TMB
Pancreatic Adenocarcinoma	BRCA1/2	PALB2	MMR/MSI	ALK fusion	NRG1 fusion	NTRK1/2/3	ROS1 fusion	BRAF
Breast	BRCA1/2	PIK3CA	HER2	NTRK	PD-L1	MSI-H/dMMR
Colorectal	KRAS	NRAS	BRAF	MMR/MSI	HER2	NTRK1/2/3
Thyroid	BRAF	RET	RAS	TERT	PAX8/PPAR
Gastric and Gastroesophageal	HER2	MMR/MSI	PD-L1	NTRK1/2/3
Urine	KIT	PDGFRA
Hepatobiliary Cancers	MMR/MSI	NTRK1/2/3
GIST	KIT	PDGFRA

We offer comprehensive genomic testing across all common cancer types using both comprehensive and focused assays. Our comprehensive LDT service portfolio is designed to test and analyze patients of various cancer types for clinically-relevant genomic mutations to support treatment selection. We believe that our suite of multi-tiered LDT services with proven reliability, sensitivity and specificity for clinical practice are able to provide doctors with actionable insights into each patient’s cancers. With in-depth knowledge of advantages and limitations of both tissue and liquid biopsies, we have developed our LDT services to be flexible on sample requirements. Depending on the nature of the cancers, most of our LDT services could be performed by testing either tumor samples or different kinds of liquid samples, such as blood, saliva, urine, or CSF.

The following table presents our comprehensive LDT services portfolio for diagnosis and monitoring services:

Comprehensive Gene Panel Testing Services—Onco PanScanTM

Our comprehensive gene panel testing service, Onco PanScanTM, is applicable for all solid tumor patients, including newly diagnosed patients, patients with drug resistance and patients with disease relapse. Onco PanScanTM is evolving in nature, as increasing numbers of driver mutations are identified and numbers of novel cancer drugs are approved by the FDA or NMPA. We started offering comprehensive gene panel testing with a 509-gene panel in September 2016, which was updated to a 831-gene panel in December 2018.

Onco PanScanTM features the following strengths:

•	It is one of the largest pan-cancer NGS panels in the world, according to Frost & Sullivan;

•	It detects SNVs, Indels, fusion, CNVs and the key immunotherapy biomarkers: tumor mutation burden (TMB) and microsatellite instability (MSI);

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It covers approximately 125 genes with CDx biomarkers as listed in WHO, NCCN, ESMO and other treatment guidelines, more than 90 genes related to immune-oncology, more than 150 proto-oncogenes and tumor-suppressor genes, approximately 145 genetic susceptibility genes and 12 cancer signaling pathways;

•	It has been comprehensively validated across the entire panel, especially on those clinically actionable mutations;

•	It provides comprehensive genomic profiles in an easy-to-read report for physicians and patients;

•	It is compatible with both Illumina and MGI sequencing platforms; and

•	It could be marketed as LDT and IVD, once approved by NMPA or similar governmental agencies.

In December 2019, our Onco PanScanTM (TS), a comprehensive gene panel testing service, was approved for pilot run by the Guangdong Bureau of the NCCL, being the first large panel NGS-based precision oncology LDT service approved for pilot run by the NCCL, according to Frost & Sullivan. The following table represents validation results of Onco PanScanTM (TS), our Onco PanScanTM service designed for tumor tissues:

Validation Results of Onco PanScanTM (TS)
Variant Categories	Level of Detection	Reporting Thresholds	Variant Level	Detection Rate
			>5%	100%
SNV	1%	0.8%/7 molecules	1%~5%	98%

			>5%	100%
Indels	1%	0.8%/7 molecules	1%~5%	99%

			>2%	100%
Fusions	1%	0.8%/4 molecules	1%~2%	99%

CNVs	4 copies	3.5 copies	>4 copies	100%

Given the practical challenges in obtaining high-quality tumor samples via biopsy, such as acquiring sufficient cancer cells for diagnosis and genomic analysis, we have developed Onco PanScanTM (TS) to work with a limited sample volume.

Onco PanScanTM (LB), may also be used to analyze ctDNA obtained from blood plasma, also known as a liquid biopsy. Through non-invasive liquid biopsy, ctDNA fragments in a cancer patient’s blood could be enriched to conduct molecular testing, which helps interpret the tumor molecular state of patients at any time. For example, we recommend using liquid biopsy for post-operative monitoring of surgical patients or for cancer patients for whom tumor tissue sample extraction is not feasible due to physical conditions.

The comprehensive and evolving coverage of genes, high level of precision and less sample volume make Onco PanScanTM suitable for targeted therapy guidance, immunotherapy guidance, cancer genetic risk assessment, evaluation of chemotherapy efficacy, molecular classification and disease monitoring across a wide variety of cancer types, as well as key information for new scientific discoveries.

Focused Gene Panel Testing Services

Other than comprehensive genomic testing across all cancer types, we also offer focused gene panel testing services. Focused gene panel testing services are useful tools for analyzing specific mutations in a given sample. Focused gene testing services contain a selected set of genes or gene regions that has known or suspected associations with the cancer under study. Focused gene panel testing services also produce a smaller, more manageable data set compared to broader approaches such as whole-exome sequencing. Our focused gene panel testing services currently cover a variety of cancer types, including CNS, lung, colorectal, thyroid, breast and bladder cancers.

Glioma

We were the first in China to design, develop and commercialize the combination of glioma testing items, which established the foundation of our market leadership, according to Frost & Sullivan. We are the market leader in precision oncology on brain cancer in China with 58.4% market share in 2019, more than twice that of the second place market player, according to Frost & Sullivan.

Glioma is the most common type of primary brain tumor. It has high recurrence and mortality rates. Accurate molecular classification plays a guiding role in subsequent treatments and prognosis. In 2016, the World Health Organization (“WHO”) Classification of Tumors of the Central Nervous System, which Dr. Hai Yan is a co-author, for the first time, introduced classification of CNS tumors integrated with both histological phenotypes and genotyping, setting up new guidelines for molecular classification in clinical diagnosis and treatment. In particular, IDH1 and IDH2 mutations were included as the most critical biomarkers for adult malignant glioma. Of note, Dr. Yan is one of the pioneers who discovered IDH1 and IDH2 mutations. As it is practiced today, clinical treatment of glioma involves surgery in combination with radiotherapy and chemotherapy. Because sensitivity to temozolomide, a chemotherapy drug for gliomas, is correlated with the methylation level of the MGMT gene, accurate measurement of the methylation level of the MGMT gene therefore better guides the chemotherapy with temozolomide.

Developed based on our proprietary One-Step SeqTM platform, our Glioma 8 biomarker panel testing services provide cost effective solutions to patients, which test eight genomic alterations commonly recommended by the NCCN, WHO and ESMO treatment guidelines, including TERT, IDH1, IDH2, 1p19q, BRAF, MGMT, H3F3A and HIST1H3B. We have optimized One-Step SeqTM Method to detect other types of alterations such as chromosome loss/gain or methylation changes, so that we can detect 1p19q and MGMT in addition to point mutations with this platform. Applicable to patients with glioma, Glioma 8 biomarker testing assay is suitable for molecular classification, targeted therapy guidance, evaluation of chemotherapy efficacy and disease monitoring, as well as key information for scientific discoveries and researches.

The following table represents validation results of our Glioma 8 biomarker panel, which are highly consistent with those determined by current technologies such as qPCR, FISH and pyrosequencing. The superiority of Glioma 8 biomarker panel is that all the eight biomarkers for glioma can be processed with the same sequencing platform and analysis pipeline.

Validation Results of Glioma 8 biomarker panel
Biomarker	Level of Detection	Comparative method	Detection Rate
IDH1	1%	qPCR	99%
IDH2	1%	qPCR	100%
TERT	1%	qPCR	100%
BRAF	1%	qPCR	99%
H3F3A	1%	qPCR	100%
HIST1H3B	1%	qPCR	100%
1p19q	—	FISH	96%
MGMT	—	pyrosequencing	96%

Thyroid cancer

China had 356,500 new cases of thyroid cancer in 2019. Fine-needle aspiration (FNA) is the standard pre-operative tool for the diagnosis of thyroid nodules. However, some thyroid nodules are classified as indeterminate cytology, leading to unnecessary surgery. To help diagnose the indeterminate nodules precisely, we developed NGS-based test Onco Thyroid. We collaborated with leading hospitals and enrolled 360 patients with thyroid nodules who underwent FNA. The FNA samples with indeterminate cytology were evaluated using both Onco Thyroid and BRAF V600E. Onco Thyroid test showed 73.2% sensitivity and 96.8% specificity for cancer diagnosis from thyroid nodules with indeterminate cytology, and the performance was significantly better than BRAF V600E test. The results were accepted as a poster titled “Highly accurate NGS-based multi-gene testing in the diagnosis of thyroid nodules with indeterminate cytology” for 2020 Annual Meeting of American Society of Clinical Oncology (ASCO).

Urine-based liquid biopsy for urinary cancers

There are limitations in the traditional diagnostic methods of urinary cancers, such as the invasiveness of cystoscopy and ureteroscopy. With our One-Step SeqTM technology, we developed a NGS-based urine-based assay, Onco Urine, to perform liquid biopsy diagnosis of urinary cancers. We collaborated with several leading hospitals in urology to perform a multi-center validation study, which enrolled 75 upper tract urinary carcinoma (UTUC) cases, 75 with benign urinary diseases and 100 healthy individuals. Onco Urine test showed 94% sensitivity and 96% specificity. Onco Urine’s excellent performance and the non-invasive feature make it a potential clinical alternative to ureteroscopy in the diagnosis and monitoring of UTUC. The results were accepted as a poster, titled “A urine-based liquid biopsy method for detection of upper tract urinary carcinoma” for 2020 Annual Meeting of American Association for Cancer Research (AACR).

CSF-based liquid biopsy for brain tumor

Many brain tumors are difficult to surgically resect or biopsy due to their location in the brain. Blood-based liquid biopsy is not working well as the blood-brain barrier largely limit the release of ctDNA into circulation. We developed a NGS-based test, Onco CSF, by sequencing ctDNA from CSF for the molecular profiling of brain tumors. In 2018, we performed a liquid biopsy study of brain tumors with Onco CSF and published the results in a high impact journal—Acta Neuropathologica. Onco CSF got positive detection from the CSF ctDNA in 97.3% cases whose primary tumors harbored at least one mutation, compared with the 38% sensitivity based on blood ctDNA detection.

LDT Service Process and Case Studies

We perform our LDT services primarily in our laboratory located in Beijing. Our clinical laboratory in Beijing has obtained comprehensive panel accreditation under the CLIA from the CMS and certification from the CAP. In addition, each of our clinical laboratories has obtained NCCL EQA Certifications in various aspects, including our high-throughput sequencing and our bioinformatics platforms. In particular, our clinical laboratories have passed over 160 national and provincial clinical laboratory EQA tests since our inception, covering germline, comprehensive panel and liquid biopsy testing and bioinformatics, demonstrating our dedication to the highest service quality.

Enjoying the benefits of our industry leading and differentiated technologies, including our Genetron One-Step SeqTM Method, liquid biopsy low-frequency mutation detection technology, Mutation CapsuleTM technology and bioinformatics, we are able to shorten total time for library construction and reduce the time required to analyze DNA samples, with an average turnaround time of eight days from the collection of testing samples.

Our LDT services starts with patient’s selection of relevant clinical services tests. Once the selection is made, we will collect sample (either tumor tissue or body fluids) from the patient. We will then perform genomic sequencing of DNA extracted from the sample. Once the genomic sequencing is completed, we will conduct data analysis and prepare final test report.

The test report, designed in collaboration with leading oncologists and KOLs, delivers actionable information in a manner that seamlessly integrates into their practices. It is divided into multiple sections, presenting crucial genomic information relating to the cancer patient in a concise and practice-friendly manner that facilitates physicians to make treatment decisions. The test results and their clinical significance are summarized at the beginning of the report to give a concise overview. In addition to the most reliable clinical guidelines from WHO and NCCN, we also provide physicians with comprehensive information of the detected biomarkers at sub-guideline levels. Our database includes the information of new drugs and biomarkers at clinical trial stage (including enrollment information) and at pre-clinical stage. The report provides a note to each piece of information to clarify its reliability (i.e. whether the information is from guideline that the physicians are recommended to follow, or such information is from a pre-clinical experiment for reference only). The comprehensive information in the reports helps the physician provide precise treatment to those who have a therapeutic target and drug, and provides off-label and other treatment choices for those who have not. An illustrative report is provided below.

1. Basic Information

Basic Information of Patient	
Patient Name：	
Gender：	male
Age：	38 years old
Previous diagnosis：	Lung adenocarcinoma
Previous treatment：	None
Targeted drugs used：	None
Family history of cancer：	None

Basic Information of Specimen	
Sample NO.：	**Q19080047T**
Type of tumor sample:	Paraffin volume
Collection site of tumor specimen:	NA
Tumor specimen collected:	2019-08-08
Tumor specimen received:	2019-08-10
Control specimen collected:	
Control specimen received:	2019-08-10
Date of report:	2019-08-17

2. Test Items and Results

This product uses probe hybridization capture technology and Illumina high-throughput sequencing to detect the entire exon and partial intron regions of 830 genes. The results cover all these variations (SNV, Indel, CNV and fusion), and also include TMB and MSI analyses.

Test Items	Test Results
Somatic Gene Variation Test	5 gene mutations No gene fusion No gene amplification
Tumor Mutation Burden（TMB）	1.88/Mb. The results suggest that the patient may not benefit from immune checkpoint inhibitor (Nivolumab, Pembrolizumab, Atezolizumab, etc.) monotherapy.
Microsatellite Instability Analysis（MSI）	Microsatellite Stable. The results suggest that the patient may not benefit from immune checkpoint inhibitor (Nivolumab, Pembrolizumab, Atezolizumab, etc.) monotherapy.
Test of SNPs Related to Chemotherapy（SNP）	Efficacy and toxicity of common chemotherapies. See Part 5 for details.
Cancer Genetic Susceptibility Gene Test	No genetically susceptible mutations were identified.

3. Potentially Beneficial Targeted Drugs

Gene Mutation	Drugs approved by FDA/NMPA for the cancer type or recommended by NCCN	Potentially beneficial drugs, approved by the FDA/NMPA for other cancer types	Potentially beneficial drug candidates in phase II or III trials	Potentially resistant drugs
EGFR p.Glu746_Ala750del	Gefitinib, Erlotinib Icotinib, Afatinib, Osimertinib, Dacomitinib	None	None	None
TSC1 P.Tyr965Ter	None	Everolimus, Temsirolimus	None	None
TP53 p.Ala83GlyfsTer37	None	None	MK-1775, Alisertib	None

Case study #1: Sequential liquid-based genomic testing guides treatment selection of an oligoastrocytoma patient

A Chinese female was diagnosed with advanced anaplastic oligoastrocytoma (AO) at age of 20 (2012). The patient underwent adjuvant radiotherapy concurrent with temozolomide, completed in June 2014. The patient was diagnosed of lung metastasis in April 2016. Subsequently, she received three cycles of chemotherapy. However, in November 2016 the patient developed AO metastasis to right supraclavicular lymph nodes. Two testing of ctDNA extracted from the patient’s blood samples using Genetron’s comprehensive and focused gene panels revealed BRAF V600E and PIK3CA K776E mutations, and so the patient was prescribed vemurafenib and everolimus with stable control of disease for 12 months. The patient re-caught cough and respiratory distress in January 2018, and was diagnosed with rapid progress in lung and brain lesions, considering drug resistance in targeted therapy. The third testing of ctDNA in January 2018 demonstrated amplification of ERBB2. BRAF V600E and PIK3CA K776E mutations still existed with similar mutation frequency. So the patient was treated with trastuzumab. However, trastuzumab failed to work this time and she died in February 2018 due to the rapid progress of the disease. The patient overall survived 22 months after metastasis with targeted therapies guided by our genomic testing service.

Case study #2: Sequential genomic testing finds targeted therapies for an EGFR T790M+ lung cancer patient

A 71-year old female was diagnosed with lung adenocarcinoma in June 2015. She was initially treated with gefitinib for approximately one year and developed resistance in June 2016. An in-hospital test revealed EGFR T790M mutation, the patient was therefore treated with osimertinib. In June 2017, a test of ctDNA extracted from the patient’s blood samples using Genetron’s lung cancer focused gene panel found EGFR L858R and C797S mutations while T790M mutation disappeared, and the patient was again treated with gefitinib. The patient developed resistance three months later and the second testing of ctDNA extracted from the patient’s blood samples using Genetron’s lung cancer focused gene panel revealed EGFR L858R and C797S mutations as well as re-appearance of T790M mutation in cis configuration, and all the known EGFR-TKIs were not sensitive. In March 2017, Nature Communications reported that combination of brigatinib and cetuximab may be effective to overcome C797S/T790M/activating-mutation (triple-mutation)-mediated EGFR-TKI resistance. The patient was treated with the combination and the tumor shrunk. This case illustrates the clinical utility of Genetron’s testing in advanced lung cancer when the patient develops resistance, to identify changes in the genomic status and guide treatment selection.

Rapidly Evolving IVD Product Portfolio

Gene sequencing IVD products generally focus on specific sets of genomic alterations relating to a certain cancer type, and are more standardized than LDT services. As such, IVD products are more suitable for hospitals to operate independently.

As hospitals rapidly develop their pathology departments and establish their own IVD genomic testing capabilities with increasing number of testing items, demand for IVD products continues to grow.

Leveraging our strong research and development capabilities, we are constantly developing innovative IVD products that enable faster, more accessible and affordable detection of cancer specific genetic alterations. We are one of the few precision oncology players in China with approved IVD registration for both instrument and assays, according to Frost & Sullivan.

The IDH1/TERT gene assays approved by NMPA for glioma diagnosis are not only important results of the clinical transformation of our research, but also embodiments of our in-depth promotion of the “LDT services and IVD products” model.

We believe with an in-depth registration pipeline of both platforms and assays, we are able to provide one-stop diagnostic and monitoring solutions for hospitals and research institutions. Our deep IVD product registration pipeline is illustrated as following:

Platforms and Assays Approved for Clinical Use

In late 2017, our digital PCR system, Genetron 3D biochip reading instrument, and first-in-class IDH1/TERT gene assays were approved by the NMPA for clinical use.

Based on digital PCR technology, our Genetron 3D biochip reading instrument presents a simple solution for testing multiple types of DNA alterations. Paired with different assays, Genetron 3D biochip reading instrument can test low frequency mutations in lung, colorectal and breast cancers and melanoma. Genetron 3D biochip reading instrument can also be used for other medical purposes such as viral load analysis, pathogen tests, prenatal screening tests and gene expression tests. Genetron 3D biochip reading instrument uses a sealed chip technology, providing a streamlined, reliable, and robust method for performing digital PCR. In addition, the risk of contamination is significantly reduced because of the fully enclosed system. With our proprietary analysis software, the testing results can be automatically generated with simple clicks.

Approved by both NMPA and CE, our IDH1 and TERT gene assays are detection assays for IDH1 R132H, TERT C228T and C250T gene mutations in brain tumor and could be a crucial tool for purposes of molecular classification and prognosis of a patient’s glioma. IDH1/TERT gene assays are capable of detecting low-frequency (1%) gene mutations in 10ng of DNA sample. In a clinical trial of IDH1 assay with 1,192 valid samples, in which Sanger sequencing was used as a control group, our IDH1 gene assay received 100% sensitivity and specificity, respectively, with Kappa value at 1.000 (p < 0.001). According to Frost & Sullivan, our IDH1/TERT gene assays are the first specific IVD products approved by NMPA for brain cancer, illustrating our clear leadership in cancer genomics in China.

Genetron S5 Platform

Genetron S5 approved by the NMPA on November 1, 2019 is a semiconductor-based NGS system manufactured under OEM model, which detects the nucleotide through detecting the change in pH. Compared with other sequencing systems, Genetron S5 does not require fluorescence or camera scanning, resulting in higher speed, better simplicity, lower cost and smaller instrument size.

Genetron S5 leverages the speed of semiconductor sequencing to enable the production of high quality sequencing data in a few hours and enables a laboratory technician to go from DNA library to data in as little as 24 hours with only 45 minutes of total hands-on time when paired with the Genetron Chef System. Genetron Chef System recently approved by the NMPA is a workflow simplification product that incorporates all steps of library preparation and all steps of template preparation and chip loading. In addition, we developed a simple One-Step library preparation method that offers a fast and efficient procedure for the preparation of high-quality libraries for as fast as 1.5 hour from as little as 10ng input samples. Genetron S5 provides a faster and easier way to promote the genomic research.

Genetron S2000 Platform

Genetron S2000, approved by the NMPA on February 5, 2020, is a comprehensive and flexible production-scale sequencer manufactured under OEM model. Genetron S2000 adopts an innovative “flow cell” system that can support various sequencing modes, and an optimized optical and biochemical system which enables the whole sequencing process to complete within a short period of time, offering the user a simplified and streamlined sequencing experience. It provides two types of Flow Cell and several read length options (including but not limited to SE50, SE100, SE400, PE100, PE150, PE200). The data output could range from 55G to 1440G. Genetron S2000 could support different sequencing application such as whole genome sequencing (WGS), whole exome sequencing (WES) and focused gene sequencing.

With Genetron S5 and Genetron S2000 targeted for different sequencing capabilities, we will enjoy significant advantages in our future development of a wide range of IVD assays.

8-gene Lung Cancer Assay (Tissue)

8-gene Lung Cancer Assay (Tissue) is an assay developed based on our One-Step SeqTM technology platform for the qualitative detection of biomarkers of non-small cell lung cancer (“NSCLC biomarkers”), the most common type of lung cancer. It was approved by the NMPA on February 6, 2020. NSCLC biomarkers include mutations of the Epidermal Growth Factor Receptor (EGFR), KRAS, BRAF, Human Epidermal Growth Factor Receptor 2 (HER2) and PIK3CA genes in the DNA, combination of the ALK and ROS1 translocation mutations and MET exon 14 skipping (METex14) mutation in the RNA. Several targeted therapy drugs have been approved and recognized by the NCCN as an effective clinical treatments of NSCLC. Through the identification of the presence or absence of any such NSCLC biomarkers, the 8-gene Lung Cancer Assay (Tissue) provides insights to physicians to select targeted clinical drug therapy and monitor its potential efficacy.

8-gene Lung Cancer Assay (Tissue) is compatible with both DA8600 (Ion Proton) and Genetron S5 sequencing platforms. The sequencing library is prepared using the multiplex PCR technique, specifically targeting the corresponding mutation hotspots related to these NSCLC biomarkers. The DNA or RNA library preparation process only requires one single PCR amplification and a purification. We have also developed a proprietary software for 8-gene Lung Cancer Assay (Tissue) to be used together with Genetron S5 platform. The software analyzes data generated from the assay and generates test reports with simple clicks.

We believe that our 8-gene Lung Cancer Assay (Tissue) has the following advantages:

•	Comprehensive genomic testing pool. The 8-gene Lung Cancer Assay (Tissue) is able to detect seven genes that 2018 NCCN guideline suggests to test for lung cancer patients in a single assay.

•

Simplified sequencing process and less contamination risk. The library preparation process only involves a single PCR amplification and its corresponding purification, which simplifies the sequencing process as well as prevents possibilities of contamination. This significantly reduces cost and time involved for the sequencing. Patients could receive test results in two days.

IVD Assays Under Development

ctDNA Lung Cancer Assay

We have also developed ctDNA Lung Cancer assay based on our One-Step SeqTM ctDNA technology platform testing patients’ peripheral blood samples for mutations in the EGFR gene. This IVD product is currently at the clinical trial stage. EGFR gene is located at the short arm of chromosome 7. Mutations in EGFR gene are widely regarded as one of the most common cancer biomarkers in NSCLC patients, with most of EGFR mutations located in exons 18,19, 20 and 21. Our ctDNA Lung Cancer Assay is for the qualitative detection of ten EGFR mutations that occur in exons 18, 19, 20 and 21.

We have also developed a proprietary software for ctDNA lung cancer assay to be used together with Genetron S5 platform. The software analyzes data from the assay, detects SNVs and Indels and other variants and generates test reports with simple clicks.

EARLY SCREENING SERVICES

China accounts for approximately 23.7% of global cancer incidences and approximately 26.7% of the cancer deaths, mainly because China has most cancer types associated with poorer prognosis and higher mortality rates, in addition to limited access to timely diagnosis and treatment, according to Frost & Sullivan. We believe that there is a significant demand to develop early screening services and products to expand precision oncology to early stage cancers, which would allow physicians to precisely detect and select appropriate interventions at the appropriate stages in the disease’s evolution.

HCCscreen™: Milestone of Our Liver Cancer Early Screening Products and Services

Market Potential

According to Frost & Sullivan, in 2019, there were about 862,200 liver cancer incidences globally and liver cancer is the fourth largest cause of cancer deaths worldwide. China alone accounts for approximately 47.5% of liver cancer incidences globally. Liver cancer is highly correlated with HBV infection, and China has approximately 73.9 million HBV carriers, representing significant market potential for early screening products.

Alpha-Fetoprotein (“AFP”) blood test and ultrasonography are traditional screening methods to detect hepatocellular carcinoma (“HCC”) cases; however precise detection remains largely challenging due to lack of experienced ultrasonography specialists and limited sensitivity of these methods. As a result, most HCC cases in China, as it is practiced today, are generally diagnosed based on symptoms and detected at advanced stages, resulting in a high mortality rate. Early screening of liver cancer therefore has significant benefits on prognosis and perhaps eventually reduce the mortality rates of liver cancer.

Our Proprietary Assay

Through years of research and development, we have developed HCCscreen™ to enable early detection of liver cancer. HCCscreen™ is a liquid biopsy assay developed to identify HCCs from the surface antigen of the HBV (HBsAg) positive asymptomatic individuals. Our HCCscreen™ assay uses both ctDNA mutations and protein biomarkers. The combination of these markers enabled outstanding performance of the assay in a cohort of asymptomatic HBV carriers in a pilot clinical study. HCCscreen™ robustly identified HCC cases from those who were non-HCC with a sensitivity of 85% and a specificity of 93% in the training cohort who had liver nodules and/or elevated serum AFP levels. We further validated the HCCscreen™ in a prospective cohort of 331 asymptomatic HBV carriers who were normal in AFP blood test or ultrasonography. HCCscreen™ identified 24 positive cases and four of them were diagnosed with HCC in the 6-month follow up. Notably, all the four HCC cases were in early stage (< 3 cm), which would have better outcome than late-stage HCCs detected on the basis of clinical symptoms. None of the 307 HCCscreen™-negative individuals were diagnosed of liver cancer in 12-month follow up. In this case, HCCscreen™ achieved 17% PPV, 100% sensitivity and 94% specificity in the validation cohort of this pilot study. The results in this study were published on PNAS on March 11, 2019, which, according to Frost & Sullivan, is the only published prospective study on liver cancer early screening in China as of the date of this prospectus.

We have optimized our liquid biopsy technology by enabling detection of methylation alterations in parallel with mutations from the same ctDNA sample. The updated HCCscreenTM assay has been validated in multiple cohorts from different regions of China and showed 88-95% sensitivity with 94-97% specificity. We also have an ongoing project in a prospective cohort of over 4,500 HBsAg+ individuals in multiple centers. We have performed the HCCscreen™ test in over 2,000 cases and are tracking the clinical outcome. As of the date of this prospectus, one center has completed the follow up in approximately 80% cases (297 out of 375). The preliminary data showed that our HCCscreenTM had 92% sensitivity, 93% specificity and 35% PPV in this prospective cohort. Most of the HCC cases identified by HCCscreen™ are in early stage (less than 3 cm) and are expected to have much better prognosis than advanced stage HCC. The follow up on the rest cases and in other centers is actively ongoing.

We believe that HCCscreen™ has the following advantages:

•

Potential first-in-class liver cancer screening assay globally. At present, there is no readily available liver cancer screening assay in the market, according to Frost & Sullivan. Our HCCscreen™ technology may successfully lead to the first-in-class liver cancer screening assay globally.

•	Non-invasive. Utilizing our ctDNA technology, our liquid biopsy technology can provide important diagnostic indicators for asymptomatic HBV carriers with a non-invasive blood test.

•	Affordable. We aim to price our HCCscreen™ early liver cancer screening assay competitively so that it would be accessible and affordable to the general public.

Our Development Efforts

Currently, we mainly conduct liver cancer early screening services through LDT services in our Beijing laboratory facility. We are collaborating with a municipal government in China to provide liver cancer early screening to 10,000 high-risk local residents who are either HBV carriers or aged 65 and above. In early 2019, we launched a prospective study cohort with over 4,500 HBV carriers. Data gathered from these studies will be used to support our clinical trials to register our HCCscreen™ assay with NMPA, an IVD assay for liver cancer early screening. In addition, we have been granted to join “AIDS, Hepatitis and Other Major Infectious Disease Control and Prevention” project, one of the 2020 Major National Science and Technology Projects led by the Ministry of Science and Technology. Specifically, we are responsible for identification and development of biomarkers for early liver cancer detection and validate liver cancer early screening assay products. Any products developed through this project will earn green channel fast-track review status with NMPA. Our joint project with a medical institution was also approved in December 2019 by China National Center for Biotechnology Development, an organization under the MOST, as one of National Key Research and Development Programs of China, where we will use our leading technologies such as Mutation CapsuleTM to help develop lung cancer early screening assay products.

As we continue to accumulate high quality data with clinical relevance through our comprehensive diagnostic and early screening products and services, we believe we will be better positioned to develop early screening assays covering additional cancer types. We are currently developing lung cancer and pan-cancer early screening products in our IVD product pipeline. We believe early screening will not only benefit clinical outcomes but also benefit biopharmaceutical companies by identifying a much larger at-risk patient population who may benefit from early therapeutic intervention or from preventative medicines.

DEVELOPMENT SERVICES

Our leading position in precision oncology attracts biopharmaceutical companies, hospitals, and research institutions to establish strong collaboration with us. We partner with hospitals, research institutions and biopharmaceutical companies in China and globally to serve their needs in genomics research and clinical development. As of the date of this prospectus, we had collaborated with 67 hospitals in the PRC, 26 biopharmaceutical companies, and 12 research institutions. We are able to provide support to pharmaceutical companies across many applications, including discovery of new targets and mechanisms of acquired resistance, retrospective sample analysis to rapidly identify biomarkers associated with response and lack of response, prospective screening and patient referral to accelerate clinical trial enrollment, and companion diagnostic development to support the approval and commercialization of therapeutics. By doing so, we are staying at the forefront of the development of targeted drugs, providing us with insights of the latest development of the industry and helping us to explore future commercialization potentials. Indeed, we are No. 1 NGS-based cancer diagnosis and monitoring company in China in terms of the number of collaborated biopharmaceutical companies, according to Frost & Sullivan. Our products and services may be used by biopharmaceutical companies for a range of applications, including biomarker evaluation for molecularly targeted therapy and immuno-therapy, clinical trial enrollment, companion diagnostics development and joint marketing post-drug approval. Our strong technology infrastructure is particularly suitable for the collaboration with biopharmaceutical companies. For instance, we developed a customized technology of FusionScan based on the pharmaceutical company’s request for comprehensive and efficient detection of actionable translocation mutations. With a reverse transcription and two PCR reactions, the FusionScan technology can efficiently detect translocations with high sensitivity and low cost. It can detect de novo translocation mutations without having to know the other segment fused to the target gene like NTRK or FGFR. Our experienced IVD registration capacity and robust commercial capabilities are appealing to biopharmaceutical companies as well. For example, we help CStone to develop CDx tests to support CStone’s development and commercialization of one of its licensed products in Greater China. We believe our collaboration with biopharmaceutical companies will also build evidence of clinical utility for our platform as an effective diagnostic tool for advanced cancer therapies. Our biopharmaceutical company partners including global pharmaceutical companies as well as innovative biopharma companies in China, such as AstraZeneca China, Bayer, Roche China, CStone, InnoCare, Alphamab Oncology, Fosun Pharma, Henlius and EdiGene. We also provide sequencing services to other similar genomic testing institutions as part of our development services.

PARTNERSHIP WITH BIOPHARMACEUTICAL COMPANIES

We have collaborated with 26 biopharmaceutical companies as of the date of this prospectus, which makes us No. 1 NGS-based cancer diagnosis and monitoring company in China in terms of the number of collaborated biopharmaceutical companies, according to Frost & Sullivan. We work closely with biopharmaceutical companies to execute clinical trials and develop companion diagnostics to support the approval and commercialization of therapeutics. We also help our biopharmaceutical customers with prospective screening and patient referral to accelerate clinical trial enrollment. Further, we leverage our big data base to accelerate drug discovery. In addition, we promote and raise awareness of the clinical application of precision oncology among physicians and patients through our close partnership with pharmaceutical companies. Selections of our collaborations include:

AstraZeneca China

From March 7, 2019 to March 30, 2020, we collaborated with AstraZeneca China on joint projects to establish the testing standard for BRCA gene. The joint projects help physicians better understand cancers associated with mutations in BRCA gene and support BRCAre Campaign sponsored by Beijing Love Book Cancer Foundation by donating free BRCA testing services to breast cancer patients.

We are working with a testing channel partner of AstraZeneca China, to provide BRCA mutation testing services through an online platform to end customers.

Bayer

In March 2020, we entered into a collaboration agreement with Bayer to identify patients with NTRK fusions through Genetron’s NGS-based cancer therapy selection tests to support Bayer’s slarotrectinib clinical trials.

Roche China

In September 2019, as one of the NGS-based testing services provider, we entered into a collaboration agreement with MediTrust Health, an innovative payment program partner of Roche China, whereby we provide ALK mutation testing services for patients with non-small cell lung carcinoma.

CStone

We have recently entered into a multi-year collaboration agreement with CStone to develop CDx tests to support CStone’s development and commercialization of one of its licensed products in Greater China.

InnoCare

In February 2020, we entered into a strategic partnership agreement with Beijing InnoCare Pharma Tech Co., Ltd. (“InnoCare”) to provide clinical trial genomic testing services for an innovative drug candidate of InnoCare for a solid tumor indication.

Alphamab Oncology

We provide genomic testing with Onco PanScanTM (TS), a comprehensive genomic testing service, and TMB evaluations for the global trials of Alphamab Oncology’s PDL1/CTLA4 bispecific antibody to help AlphaMab Oncology explore potential biomarkers.

Fosun Pharma

We provide clinical trial genomic testing for Fosun Pharma’s drug candidates. We also provide companion diagnostics development services to Fosun Pharma to explore potential biomarkers and study correlation between tumor biomarkers and therapeutic efficacy and mechanism of drug resistance.

Henlius

On March 24, 2020, we entered into a patient recruitment services agreement with Henlius, pursuant to which we agreed to recruit patients with MSI-H or dMMR solid tumors for Henlius.

EdiGene

We collaborate with EdiGene to develop and validate an assay to analyze on-target and off-target effects of EdiGene’s gene editing therapy.

OUR PROPRIETARY TECHNOLOGIES

We believe our technologies have set us apart from our competitors and made us a leader in cancer genomics, and more broadly, precision oncology medicine. Our core technologies, especially our proprietary Genetron One-Step SeqTM Method, liquid biopsy low-frequency mutation detection technology and Mutation CapsuleTM have enabled us to continuously deliver high-quality results while minimizing cost, operational complexity and operational turnaround time.

Genetron One-Step SeqTM Method

Applicable to small to medium gene panels, our One-Step SeqTM library construction is based on one-step multiplex PCR technology, which simplifies traditional technologies to a fast and convenient process. The traditional library construction technology involves multiple step process: construction of genomic library followed by hybridization-based enrichment of the target region, or multiplex PCR to amplify the target region and then adding adaptors to the PCR product. These strategies need complicated experiments with more than ten steps. Contamination could happen in the steps before the DNA is amplified. One-Step SeqTM Method allows DNA library to be prepared directly through one-step multiplex PCR reaction, minimizing the labor and the risk of contamination. One-Step SeqTM Method uses Qubit method for library quantitation instead of qPCR, which needs much less cost and time than the qPCR quantitation required for the library constructed by amplicon based sequencing and other traditional methods. A brief comparison of Genetron One-Step SeqTM Method against hybridization based capture and amplicon based sequencing is shown below:

Genetron One-Step SeqTM Method achieves automatic chemical reaction. The primers and adaptors are mixed with DNA sample in one tube for the multiplex PCR reaction. The primers are specially modified with special molecule linked to the DNA. Taking into consideration of the balance among primer pairs, we have built a program to design up to 10,000 pairs of primers in parallel, which is key to superior performance. We have optimized the program through numerous rounds of experiments and are able to design the primers with high success rate. In addition, the reaction buffer, enzyme, and the PCR program have all been optimized with deep know-how.

A brief explanation of our One-Step SeqTM Method is shown below:

We believe that One-Step SeqTM Method has the following advantages compared to traditional DNA sequencing process applying to small to medium gene panels and can therefore attribute great values at clinical application stage:

•

Less time for library construction: Through the reduction of the required number of intermediate steps, One-Step SeqTM Method substantially reduces the time of the library construction to 1.5 hours compared to 24 hours using hybridization based capture and eight hours using amplicon based sequencing method.

•

Higher quality of the library: One-Step SeqTM Method minimizes the difference among primer pairs, leading to higher quality (balanced coverage among amplicons) of the library and high success rate of primer design.

•

Lower risk of cross-contamination: The entire library construction process is completed in sealed centrifuge tubes with minimal hands-on time, which significantly reduced the risk of cross-contamination.

•

Lower production costs: We produce assays developed based on this method with simple raw materials such as water, primer and enzyme, instead of purchasing commercial assays from third parties. Our lower production costs provide us with flexibility in pricing strategies so as to allow us to achieve greater hospital acceptance and national drug reimbursement list (“NDRL”) inclusion, compared to our competitors. This pricing flexibility is especially important for commercializing IVD products.

•	Greater operational simplicity: One-Step SeqTM Method has less demand on operational space, particularly suitable for hospitals to conduct genomic testings.

•	Lower sample amount DNA input: One-Step SeqTM Method starts from sample amount as low as 1ng DNA and has less sample requirements and the success rate of library construction.

The following comparison chart illustrates the advantages and limitations using different methods:

	Genetron One-Step SeqTM	Amplicon Based Sequencing	Hybridization Capture
DNA input requirement	Low (as low as 1ng)	Low	High
Hands-on steps and time	Very simple (10 min)	Complicated (40 min)	Very complicated
Total time (from DNA to library)	1.5h	8h	24h
Contamination risk	Low	High	High
Laboratory section requirement	Low	Medium	High

We have successfully applied Genetron One-Step SeqTM Method into certain of our pipeline IVD products, such as 8-gene Lung Cancer Assay and ctDNA Lung Cancer Assay. In March 2020, we entered into a strategic collaboration agreement with MGI, under which MGI will integrate our One-Step SeqTM technology-enabled assays with its DNBSEQ-G400 and DNBSEQ-G50 platforms. Such strategic collaboration will enable both parties to jointly explore the overseas market. As of the date of this prospectus, our One-Step SeqTM technology has enabled commercial assays on two out of three mainstream sequencing platforms, including Thermo Fisher Scientific and MGI. Leveraging the advantages of Genetron One-Step SeqTM Method, our IVD products are particularly suitable for hospitals to carry out their own tests.

Liquid Biopsy Low-Frequency Mutation Detection Technology

Biomarkers like EGFR mutation are critical for the diagnosis and treatment selection of cancer patients. In the absence of tumor tissue samples, we could still detect the mutations from the ctDNA in the blood, urine and CSF of the cancer patient. The mutation frequency could be much lower in these sources of samples. As such, a more sensitive technology is required for the detection of mutations in ctDNA. Genetron is well experienced in ctDNA detection technology, and has developed multiple products to detect low frequency mutations.

We have integrated the DNA-barcode based technology to the One-Step SeqTM platform. By adding a special DNA barcode between the amplified DNA molecule and the adaptor, the false positive errors from PCR amplification and next generation sequencing would be efficiently filtered so that we can detect low-frequency mutations with high fidelity. Meanwhile, the Genetron One-Step SeqTM process minimizes loss of original ctDNA molecule during library construction. The limited ctDNA yield of the testing sample is one of the primary impediments of ctDNA based liquid biopsy, and higher transfer rate from ctDNA sample to detectable library means higher sensitivity to detect mutations. In this case, the combination of DNA-barcode technology and One-Step SeqTM process provide high sensitivity and specificity to detect low fraction mutations in ctDNA. The integration of the two technologies is particularly challenging to organize a series of molecular biology reactions, including amplification of target region, addition of barcode, and addition of adaptor, to take place in order, with all the reagents and primers mixed in the same tube.

We currently apply liquid biopsy low-frequency mutation detection technology in the following areas, all of which have achieved a high sensitivity and specificity yield and our assays are able to detect 0.05% mutation:

•

Blood samples: we extract the ctDNA sample from the patient’s blood. Relative to a tissue biopsy, collecting blood sample is minimally invasive. It is particularly suitable for minimal residual disease (MRD) testing, which is used to examine whether the cancer treatment is working and to guide further treatment plans.

•	CSF samples: surgical extraction of brain biopsy is risky, whereas detection of ctDNA from blood for the purpose of detecting CNS cancer is infeasible due to brain-blood barrier.

•

Urine samples: we extract DNA from patient’s urine sediments. Urine samples could be used to diagnose bladder cancer and other urinary system cancer types, which offers patients painless sample collection experience. The non-invasive nature of urine samples is also suitable for cancer monitoring services.

Mutation CapsuleTM Technology

We have developed Mutation CapsuleTM, an early screening technology, that combines the detection of genomic mutations and methylation alterations in one reaction of one sample. Compared to technologies that only detect a subset of alterations, Mutation CapsuleTM technology can detect a broad spectrum of ctDNA alterations, including simple mutations, such as SNVs and Indels, complicated mutations, such as translocations, HBV integrations and CNVs and methylation changes. The parallel profiling of genomic and epigenetic alterations in a single reaction enables comprehensive profiling of ctDNA biomarkers with minimal sample requirement. In addition, Mutation CapsuleTM technology supports multiple tests of one ctDNA sample without having to split samples and sacrificing sensitivity. To achieve this, we add DNA barcode and amplify ctDNA to generate a “mutation capsule library” (“MC Library”), which supports up to ten tests on different panels of biomarkers. After a test, the remaining MC Library could be used to detect new biomarkers in future test plans. The sensitivity of each test on MC Library is generally equivalent to the initial test directly on the original ctDNA sample, which could directly reflect mutation of the original DNA. In this case, a ctDNA sample collected in one study could be used to test new biomarkers in multiple different studies. One major hurdle of performing liquid biopsy study is not only to acquire blood samples, but also to track the individual to know the clinical outcome. With Mutation CapsuleTM technology, clinical outcome of one study could benefit multiple studies. Moreover, certain new studies could be completed even without collecting and tracking new samples or cohorts. We believe our proprietary Mutation CapsuleTM technology significantly saves our time and costs associated with future clinical studies and will increase the efficiency of our R&D efforts.

Furthermore, the MC Library supports both amplification and hybridization-based capture to enrich target region, which allows us to study wide range of panel sizes. Even at panel size as small as 10Kb, this technology keeps high (>80%) on-target rate, significantly increasing the efficiency of sequencing and lowering the cost. The DNA barcode added to the ctDNA molecule, in combination with our bioinformatic program, will filter false positive mutations from amplification and sequencing.

The following table reflects comparisons of different sequencing technologies:

	Mutation CapsuleTM	Hybridization based ctDNA sequencing	Amplification based ctDNA sequencing
Mutation types to detect	SNV, indel, complicated mutations (CNV, HBV integration, translocation, etc.)	SNV, indel, complicated mutations	SNV, indel

Methylation change	detect in parallel with mutations	in separate reaction to mutations	in separate reaction to mutations

Range of panel size	Small to large	Large	Small

On-target rate for small panel	High	Low	High

High GC region (TERT promoter region for example)	Comparable to normal GC regions and can amplify in parallel	Much lower coverage	Much lower coverage, need to amplify in separate reaction

Reagent cost	Low for amplification-based	High	Low

Sequencing throughput	Flexible	High	Low

Support multiple tests and available for future study	Yes, support multiple amplification- and/or hybridization-based tests	Yes, support multiple hybridization-based tests	No, one sample only supports one test

The combination of these characteristics makes Mutation CapsuleTM an ideal solution for cancer early detection studies—low cost yet high sensitivity. In addition, multiple types of ctDNA alterations can be detected in one reaction, and one sample can be used in multiple studies with different panels of biomarkers tested.

Bioinformatics

Integration of AI and big data analytics approaches such as machine learning, deep learning, and natural language processing to tackle the challenges of scalability and high dimensionality of data and to transform big data into clinically actionable knowledge is expanding and becoming the foundation of precision oncology. Our AI technology is able to automatically analyze DNA sequencing data to generate a ready-to-read data report.

As part of our AI technology capabilities and building on years of experience working with our patients, we have generated high quality genomic data, which contains approximately 89,785 accumulated tissue and blood genomic test results. We believe we also have one of the world’s largest brain tumor genomic database containing data of approximately 19,798 cases, which comprises quality samples that have been compared and cross-referenced with the patient’s personal medical history to ensure their clinical significance and accuracy. Our database will continue to grow along with the increasing number of tests we conducted, enabling us to continuously refine our database and enhance its predictive capability.

As an important part of our bioinformatics platform, we have developed our own algorithms to optimize the process for variant calling in most of our NGS products. Compared to other popular and published variant callers, our algorithm increased sensitivity from 95.6% to 97.9% and precision from 97.4% to 98.6% on the benchmark data. It can also reduce about half the false negative calls and false positive calls generated from other variant callers. Our variant calling platform is at least 50% faster than other commercial software.

The figures below shows the precision-recall curves for calling single nucleotide variants (SNVs) and insertions and deletions (InDels) on benchmark data for our variant caller – UVC, in comparison to three other commercially available variant callers. For each variant caller, the pair of sensitivity and precision that achieved the best F-score is marked with a dot.

We also developed an automated variant reviewer mutNET to replace the manual variant review process based on a machine learning framework. mutNET reduced the variability due to human judgment during the manual review process and cut down 95% of the review time. For example, the misclassification rate of our algorithm is 3.87% and 3.59% for SNVs and Indels respectively, and the average misclassification rate of manual check was reported as around 5% and subjected to human judgment.

The below graph illustrates the workflow and performance of mutNET in our somatic mutation calling pipeline for whole exome sequencing data.

Further, we have applied AI technologies in the development of diagnostic tests for detecting early stage cancers. We applied advanced machine learning technologies to integrate different types of biomarkers for an algorithm, to select key biomarkers for a simple assay for large-scale application, and to optimize our model and product of cancer early detection with enlarged cohort studies. We also trained our bioinformatics pipeline with our evaluation of mutations from clinical outcome to call low-frequency mutations with higher fidelity. These approaches led to increased accuracy of our early screening services. Our diagnostic classifier, a method to detect early stage cancers currently based on our algorithm for liver cancer, was published in PNAS.

OUR RESEARCH AND DEVELOPMENT CAPACITIES

We believe our continued research and development is the key driving force behind our long-term competitiveness, as well as our future growth and development. Our overall objective is to continuously broaden the spectrum of our services and products in order to detect a wider range of cancers and to optimize the treatment of cancer.

Our industry leading research team and achievements

Our R&D capacities are supported by our best-in-class research and development team led by scientists at the forefront of cancer genomics research. Dr. Hai Yan, our Chief Scientific Officer, and Dr. Yuchen Jiao, our Chief Technology Officer, lead our in-house research and development team consisting of 134 researchers and scientists, including 23 Ph.D. degree holders and 71 Master’s degree holders across medical, pharmaceutical, molecular biology, biotechnology and other related areas. Dr. Hai Yan obtained his M.D. from Peking University Health Center and his Ph.D. in molecular and cellular biology from Columbia University and was trained as a Postdoc in Dr. Bert Vogelstein Laboratory at the Howard Hughes Medical Institute and Johns Hopkins University School of Medicine. Dr. Yan has published 115 articles in peer reviewed journals, including New England Journal of Medicine, Nature, and Science, as the first or corresponding authors. Dr. Yuchen Jiao obtained his M.D. from Peking Union Medical College and his Ph.D. in biological chemistry at the Johns Hopkins University. Dr. Jiao also had his postdoc training at Dr. Bert Vogelstein Laboratory at the Howard Hughes Medical Institute and Johns Hopkins University School of Medicine. His research has been published in multiple renowned academic journals such as Science and Nature Genetics. In addition, we have established a R&D center in North Carolina, Hangzhou, and Beijing, respectively.

Our research and development capabilities are well-recognized in the industry. We have obtained an approval from the National Development and Reform Commission of the PRC to establish a national demonstration center for cancer genomic testing technologies. We are the No. 1 NGS-based cancer diagnosis and monitoring companies in the PRC in terms of the number of articles published in peer-reviewed scientific journals with impact factor over 12, according to Frost & Sullivan.

The table below summarizes some of our research collaborations and the related journal publications:

Publication Date	Research Institutions/ Hospital	Article Title	Journal Title	Journal Impact Factor
June 2014	Beijing Tiantan Hospital Capital Medical University	Exome sequencing identifies somatic gain of function PPM1D mutations in brainstem gliomas	Nature Genetics	25.455

September 2014	Cancer Hospital Chinese Academy of Medical Sciences	Genetic landscape of esophageal squamous cell carcinoma	Nature Genetics	25.455

March 2015	Huashan Hospital	Recurrent gain-of-function USP8 mutations in Cushing’s disease	Cell Research	17.874

May 2015	Zhejiang Provincial People’s Hospital	Recurrent TERT promoter mutations identified in a large-scale study of multiple tumor types are associated with increased TERT expression and telomerase activation	European Journal of Cancer	6.680

April 2016	Beijing Cancer Hospital	Clonality analysis of multifocal papillary thyroid carcinoma by using genetic profiles	Journal of Pathology	5.942

September 2016	Huashan Hospital Affiliated to Fudan University	The genome wide mutational landscape of pituitary adenomas	Cell Research	17.874

May 2017	Huashan Hospital Affiliated to Fudan University	Germline mutations in CDH23, encoding Cadherin-Related 23, are associated with both familial and sporadic pituitary adenomas	American Journal of Human Genetics	9.924

May 2018	Zhejiang Provincial People’s Hospital	The genomic landscape of TERT promoter wildtype-IDH wildtype glioblastoma	Nature Communications	11.878

August 2018	Huashan Hospital Affiliated to Fudan University	Identification of recurrent USP48 and BRAF mutations in Cushing’s disease	Nature Communications	11.878

Publication Date	Research Institutions/ Hospital	Article Title	Journal Title	Journal Impact Factor

October 2018	Cancer Hospital Chinese Academy of Medical Sciences	Sensitive and rapid detection of TERT promoter and IDH mutations in diffuse gliomas	Neuro-Oncology	10.091

November 2018	Beijing Tiantan Hospital Capital Medical University	Molecular profiling of tumors of the brainstem by sequencing of CSF-derived circulating tumor DNA	Acta Neuropathologica	18.174

March 2019	Cancer Hospital Chinese Academy of Medical Sciences	Detection of early-stage hepatocellular carcinoma in asymptomatic HBsAg-seropositive individuals by liquid biopsy	Proceedings of the National Academy of Sciences of the United States of America	9.580

June 2019	China-Japan Union Hospital of Jilin University	MTAP Loss Promotes Stemness in Glioblastoma and Confers Unique Susceptibility to Purine Starvation	Cancer Research	8.378

January 2020	West China Hospital, Sichuan University	Mutation Profile of Tibetan Lung Cancer Revealed by Whole Exome Sequencing	Journal of Thoracic Oncology	12.460

Our research and development capabilities are also acknowledged by the government. As a leading precision oncology company, we are accredited as a National High-Tech Enterprise, after being evaluated at all factors, including core independent intellectual property rights and the ability to apply the scientific and technological achievements. In addition, we have received government grants for three consecutive years to further develop high-throughput cancer genomic testings and relevant database.

R&D Plan

We have developed innovative technology platforms since our inception, including Genetron One-Step SeqTM Method, ctDNA low frequency mutations detection technology and Mutation CapsuleTM. We are fully committed to investing in R&D to develop new clinical services and IVD products. In the next three to five years, we will focus our near-term R&D efforts on early screening and seek NMPA registration of IVD products covering early screening of liver cancer, lung cancer, gastric cancer and pan-cancer.

R&D Expenses

We have invested RMB45.8 million, RMB71.4 million and RMB91.7 million (US$13.0 million) in research and development for the years ended December 31, 2017, 2018 and 2019, respectively, accounting for approximately 61.7%, 53.9% and 51.4% of cost of revenue, demonstrating our strong commitment in R&D.

INTELLECTUAL PROPERTY

Protection of our intellectual property is fundamental to the long- term success of our business. Specifically, our success is dependent on our ability to obtain and maintain protection for our technology and the know-how related to our business, defend and enforce our intellectual property rights, and operate our business without infringing, misappropriating, or otherwise violating valid and enforceable intellectual property rights of others.

Our patent strategy is focused on seeking coverage for our core technology, such as one-step library construction method, our sequencing platform, our assay, and specific follow-on applications and implementations for detecting, monitoring and early screening cancer or other diseases by determining genetic variations in patient samples. In addition, we file for patent protection on our ongoing research and development which may be applicable in cancer cases and other diseases.

As of the date of this prospectus, we have five issued patents and 19 pending patent applications in China, and have eight international patent applications under the PCT. Our patents cover our key technologies, including Genetron One-Step SeqTM Method (patent number 201710218529.4) and liquid biopsy library construction sequencing analysis. We also own 85 registered trademarks, copyrights to 45 software programs developed by us relating to various aspects of our operations, and nine registered domain names.

Our key patents and patent applications include:

•	Method for rapidly constructing amplicon library through one-step process

•	Construction method of amplicon library for detecting low-frequency mutation of target gene

•	Mutation CapsuleTM technology

We obtained an exclusive worldwide license from a leading research institution under certain patent rights make, use and sell products related to TERT mutation analysis.

We seek to ensure that investments made into the development of our technology are protected by relying on a combination of patents, trademarks, copyrights, trade secrets, including know-how, license agreements, confidentiality agreements and procedures, non-disclosure agreements with third parties, employee disclosure and invention assignment agreements and other contractual rights. We have also employed internal policies, confidentiality agreements, encryptions and data security measures to protect our proprietary rights. However, there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Risk Factors—Risks Related to Our Intellectual Property”.

OUR MANUFACTURING AND TESTING CAPACITY

Our Manufacturing Facilities

We use OEM model to manufacture our sequencing instruments, and all our assays are manufactured in-house. We carry out our manufacturing activities at two facilities located in Beijing and Chongqing. Our Beijing manufacturing facility has a total gross floor area of 402 square meters and is responsible for the production of our assays. Beijing manufacturing facility has designed annual production capacity of 100,000 assays with utilization rate being approximately 12%, 16% and 36% in 2017, 2018 and 2019, respectively. Our Chongqing manufacturing facility mainly assembles and manufactures medical devices and has a designed annual production capacity of 500 sequencing platforms. Utilization rate of Chongqing manufacturing facility was approximately 0.56%, 6.00% and 9.78% in 2017, 2018 and 2019, respectively. The manufacturing process of our medical devices takes approximately ten days while the manufacturing of our assays typically takes one month.

Our Testing Facilities

We have five clinical laboratories located at Beijing, Shanghai, Hangzhou, Chongqing and Guangzhou, China. Our clinical laboratories are equipped with sequencing platforms to support our cancer molecular profiling services. Our sequencing instruments include such as Illumina Novaseq 6000 and HiSeq XTen, as well as Thermo Fisher S5 Plus and BGI SEQ2000.

All our clinical laboratories in Beijing, Shanghai, Chongqing, Hangzhou and Guangzhou have conducted registrations and obtained the Medical Institution Practicing License. In addition, all these clinical laboratories other than the Guangzhou laboratory, which was recently established, are authorized to perform PCR amplification for clinical use. Our clinical laboratory in Beijing has obtained comprehensive panel accreditation under the CLIA from the CMS and certification from the CAP. In addition, each of our above mentioned clinical laboratories has obtained NCCL EQA Certifications in various aspects, including our high-throughput sequencing and our bioinformatics platforms. In particular, our above mentioned clinical laboratories have passed over 160 national and provincial clinical laboratory EQA tests since our inception, covering germline, comprehensive panel and liquid biopsy testing and bioinformatics, demonstrating our dedication to the highest service quality. Furthermore, our Beijing manufacturing facility has achieved both ISO 13485: 2016 certification and ISO 9001 2015 certification. Both Beijing manufacturing facility and Chongqing platform manufacturing facility have passed verification of quality management system for medical device registration. In late December 2019, an expert panel authorized by National Center for Clinical Laboratories, Guangdong Bureau reviewed Onco PanScanTM (TS), a comprehensive gene panel testing service proposed to be conducted through our Guangzhou lab, and recommended Onco PanScanTM (TS) for pilot run.

Quality Control

We believe that an effective quality management system is critical to ensuring the quality of our products and services. We have established an in-house quality management system and devoted significant attention to quality control of our raw materials, equipment, products and services. We have also established a quality control team consisting of 21 members who have an average of eight years of industry experience. We have established detailed quality control and assurance procedures guiding our internal production and external purchase of raw materials and equipment. We purchase our raw materials and equipment only from selected reputable suppliers. In addition, to ensure high product quality, we have implemented a “quality-by-design” approach pursuant to which manufacturing processes are designed during the research and development stage and quality control processes are continuously monitored. Furthermore, our Beijing manufacturing facility has achieved both ISO 13485: 2016 certification and ISO 9001 2015 certification. Both Beijing assays manufacturing facility and Chongqing platform manufacturing facility have met the requirements under GMP of medical devices. In addition, each of our medical devices, including platforms such as Genetron 3D biochip reading instrument, Genetron S5, Genetron Chef, and Genetron S2000 and assays such as IDH1 assay, TERT assay, and 8-gene Lung Cancer Assay (Tissue), has also satisfied such requirements. We are one of the first precision oncology companies in China that obtained both CAP and CLIA accreditations for NGS platform, according to Frost & Sullivan.

Supply of Raw Materials and Components

We have a dedicated team to procure required components to meet specific requirements of our hardware products. The primary raw materials and components used in our laboratories for our LDT services and IVD products include medical device sub-components and reagents such as enzymes, plasmid and buffer solution. We procure our raw materials from suppliers in China, the United States, Japan, Germany, South Africa, Netherlands and Singapore, which we believe have sufficient capacity to meet our commercial needs. We maintain a list of raw material suppliers and review their qualifications on an annual basis by taking into consideration the results of our on-site evaluation of their production facilities, to the extent applicable, as well as factors such as their product quality, business scale, market share and reputation. To monitor the quality of supplies, we implement a standardized operating system by setting out the procedures and guidelines on the procurement of raw materials, quality control inspection, warehousing, testing and storage. In addition, from time to time, we procure genomics sequencing machines. During the past three years, we have not experienced any material shortages or delays in the supply of raw materials. The experience with our suppliers during past four years has provided us confidence in their ability to produce consistent and quality instrumentation, reagents and materials.

We have taken active measures to control the increases in procurement costs. For example, we enter into long-term framework supply agreements with our major suppliers to secure sufficient raw materials and lock the prices of raw materials for the upcoming financial year. We also purchase manufacturing equipment and tools from multiple suppliers to ensure we maintain stable supply at reasonable prices. Furthermore, we are conducting research on certain key raw materials, and upon completion of our research, we seek to manufacture these raw materials in-house to control cost and quality. During the past three years, we had not experienced any material fluctuations in raw material costs that had a material impact on our results of operations.

License and Supply Agreement

In January 2018, we entered into a license and supply agreement with an international NGS instrument manufacturer (the “International Licensor”), pursuant to which the International Licensor granted a license for us to manufacture a localized version of the International Licensor’s next generation sequencing instruments and diagnostic assays and the International Licensor provides certain sequencers, equipment and other materials that we use in our laboratory operations. During the term of the license and supply agreement, the International Licensor will supply us with sequencing instruments, software, reagents and other consumables for use with the International Licensor instruments.

During the term of the license and supply agreement, we are required to make a rolling quarterly forecast of our expected needs for sequencing instruments, reagents and other consumables for the following four quarters, and place purchase orders for sequencing instruments, reagents and other consumables. Subject to discounts that vary depending on the volume ordered and an annual price adjustment, the price for instruments, reagents and other consumables is based on contract prices that are fixed for a set period of time and may increase in proportion to increases in the International Licensor’s published US list price for equivalent products. The license and supply agreement includes a minimum purchase requirement and requires us to source substantially similar products from the International Licensor.

The agreement contains negotiated use limitations, representations and warranties, indemnification, limitations of liability, and other provisions. The initial term of the license and supply agreement is five years and may be renewed by written mutual agreement. Either we or the International Licensor may terminate the license and supply agreement for the other’s uncured material breach, bankruptcy or insolvency-related events.

OEM Collaboration Agreement

In December 2018, we entered into an OEM cooperation agreement with a domestic NGS instrument manufacturer (the “Domestic Licensor”), for it to provide certain sequencers, equipment and other materials that we use in our laboratory operations and grant a license allowing us to assemble and manufacture instruments and consumables. During the term of the OEM cooperation agreement, the Domestic Licensor will supply us with sequencing instruments, reagents and other consumables for use with the Domestic Licensor instruments.

During the term of the OEM cooperation agreement, we are required to make a rolling monthly forecast of our expected needs for reagents and other consumables for the following three months, and place purchase orders for instruments, reagents and other consumables. The Domestic Licensor may not unreasonably reject conforming purchase orders. Subject to discounts that vary depending on the volume of instruments and consumables ordered, the price for instruments, reagents and other consumables is based on contract prices that are fixed for a set period of time. The OEM cooperation agreement includes a minimum purchase requirement.

The agreement contains negotiated use limitations, representations and warranties, indemnification, limitations of liability, and other provisions. The initial term of the OEM cooperation agreement is six years (or five years starting from the date when we obtain the regulatory approval for the instruments) and may be renewed by written mutual agreement. Either we or the Domestic Licensor may terminate the OEM cooperation agreement for the other’s uncured material breach, bankruptcy or insolvency-related events, acquisition by competitors or unpermitted assignment.

SALES AND MARKETING

As of March 31, 2020, we have established a robust sales and marketing team of approximately 270 members, consisting of both sales team and marketing team, to provide doctors, patients and other clients with the customized support. Since 2017 and as of March 31, 2020, we had provided products and services to patients in approximately 510 hospitals in China. We have also established an external sales network of distributors, covering tier-three and tier-four cities in China. In addition, our commercialization efforts are facilitated by our dedicated marketing team, responsible for promoting our services and products, ideas and mission of our company, through both online platforms and offline channels, to our existing customers and potential new customers. Our marketing team will also co-sponsor or organize medical summits, conferences and seminars to promote and raise awareness of the clinical application of precision oncology among physicians and patients.

Direct Sales

As of March 31, 2020, our direct sales team covers over 35 cities, including three tier-one cities, located in more than 25 provinces in China. In particular, we have over 35 sales representatives in Beijing, over 10 sales representatives in Shanghai, and 17 sales representatives in Guangzhou.

The majority of our business is derived from direct sales to patients, which is divided into three business units, focusing on diagnosis and monitoring services, early screening services and development services, respectively.

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Diagnosis and monitoring services—Our direct sales interact with doctors of respective areas in regular meetings/visits and help them to better understand the features of our services and products. We undertake various initiatives to effectively scale our business. We specifically focus on collaborating with KOLs and specialists in the local hospitals to educate the market on clinical significance of cancer molecular profiling. Our direct sales team together with our marketing team actively interact with national KOLs and reach out to regional KOLs in medical conferences, seminars and summits or through the co-authoring of research papers. We believe our close interaction and cooperation with KOLs will help us to achieve greater clinical application of our cancer genomics research and increased brand awareness of our services and products.

We sell most of our products and services to patients directly upon their consultation with physicians. We have also entered into in-hospital contracts, such as testing services agreements and assay purchase agreements with certain hospitals. As of the date of this prospectus, we had entered into in-hospital contracts with over 30 hospitals, including assay purchase agreements with 17 hospitals.

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Early screening services—We have established a special designated team covering early screening services. The early screening services sales team focuses on medical examination centers and enterprises, as we see great potential in the inclusion of our early screening services as one of the testing items on their physical examination and health assessment plans. Different from our direct sales team covering diagnosis and monitoring services, early screening services sales team has strong business-to-customer and e-commerce sales experiences as we expect a great portion of our early screening services and products customers will be individual customers acquired through online platforms.

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Development services—Our business development team and direct sales team covering development services is focused on selling to biopharmaceutical companies in China. Our strategy with each biopharmaceutical customer is to demonstrate our solid R&D capabilities, regulatory capability, especially registration capability, credentials, compliance and testing qualities, and strong relationship with leading KOLs and expand its utilization across the organization from early stage research through clinical development to commercialization.

We believe that precision oncology market requires further education and guidance on the benefits of genomic screening of cancer. In this regard, our sales and marketing team is well-positioned to guide and educate the market, driving market penetration in the markets we selected. In anticipation of our business expansion and as more of our pipeline products obtain approval for commercialization, we plan to further expand our sales and marketing force in the next few years.

Sales through Distributors

In addition to our direct sales, we also sell our products, primarily IVD products, to hospitals through our distributors. As of March 31, 2020, we had sold our products through approximately 30 distributors within China. We monitor the sales activities of our independent third-party distributors from time to time, including the levels of inventory of IVD assays and sequencing platforms at our distributors. We believe that our distribution model is consistent with customary industry practice and serves to complement our direct sales. In particular, to provide a wider and more comprehensive sales network, we engage our distributors mainly to penetrate into tier-three or tier-four cities in China. Combing both our sales and marketing team and our distributors network, we believe we are able to provide a more comprehensive sales network within China comparing to our peers.

COMPETITION

Growing understanding of the importance and effectiveness of precision oncology medicine is leading to more companies offering services and products in the industry. In the China market, due to various regulations, we are mainly competing with domestic players. Our competitors may include companies providing cancer molecular profiling, third-party service providers specializing in diagnosis and monitoring services, and upstream suppliers. We primarily compete on a number of factors, including efficiency and turnaround time for report preparation, support by KOLs, our product pipelines, technology platforms, ability to commercialize products, strong R&D and IVD registration capabilities.

We expect the competition in the precision oncology market to persist and intensify. Our competitors may announce or develop new clinical services, products or enhancements that allow for a more precise detection and/or quicker turnaround. They may also establish clinical trial sites or conduct preclinical testing and clinical trials with new scientific approaches that better cater for the medical needs of patients. We believe our comprehensive LDT services, deep IVD registration pipeline and R&D capability form a barrier to entry and competitive advantages. However, we cannot assure you that we will continue to compete effectively. For more information, see “Risk Factors—Risks relating to Our Business and Industry—We may face intense competition and our competitors may develop similar, but more advanced services and products than ours, which may adversely affect our business and financial conditions.”

EMPLOYEE

We had a total of 697 employees as of March 31, 2020. The following table sets forth the numbers of our employees categorized by function as of March 31, 2020.

Function	Number of Employees
Research and development	134
Testing operation	178
Sales, products, and marketing	268
Regulatory, manufacturing, and quality control	33
Administration and management	84

Total	697

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds. We are required under

PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees is represented by a labor union.

PROPERTIES AND FACILITIES

We are headquartered in Beijing, China and have material offices and clinical laboratories in Shanghai, Hangzhou, Chongqing, Guangzhou and Tianjin, China. As of March 31, 2020, we had leased office space, plants and clinical laboratories for our material facilities as summarized below. We lease our premises under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Location	Space (in square meters)	Use	Lease Term (months)
Beijing, China	7,586	Office, manufacturing, clinical laboratory, and storage	12 – 60
Changping, Beijing, China	7,192	Office, manufacturing, clinical laboratory, and storage	12 – 60	*
Huamao, Beijing, China	394	Office	36
Shanghai, China	1,201	Office and clinical laboratory	72
Hangzhou, China	986	Office and clinical laboratory	36
Chongqing, China	4,488	Office, manufacturing, clinical laboratory, and storage	63
Guangzhou, China	3,421	Office and clinical laboratory	60
Tianjin, China	2,617	Office	36

*

Our Changping facilities occupy multiple floors in different buildings at Beijing Life Science Park, therefore, we entered into multiple lease agreements, the terms of which varying from 12 months to 60 months.

INSURANCE

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We do not maintain property insurance to protect our equipment and other properties essential to our business operation against risks and unexpected events. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or “key person” insurance. We consider our insurance coverage sufficient and in line with market practice for our business operations in China.

LEGAL PROCEEDINGS

We are currently not a party to material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Risk Factors—Risks Relating to Our Operations—Allegations or lawsuits against us or our management may harm our reputation and business.”

REGULATION

This section sets forth a summary of the principal PRC laws, rules and regulations relevant to our business and operation in China.

Major Regulatory Authorities relating to Our Business in the PRC

The National Health Commission of the PRC (the “NHC”), formerly known as National Health and Family Planning Commission (the “NHFPC”), is responsible for, among others, formulating and implementing regulations relating to medical institutions, medical services and medical technologies. In particular, the medical test laboratories and clinical gene amplification test laboratories established for genomic testing services, and the medical technologies used in genomic testing services are under supervision of NHC.

The National Medical Products Administration (the “NMPA”), under and supervised by the State Administration for Market Regulation, was established to undertake part of duties of the former China Food and Drug Administration (the “CFDA”). NMPA is responsible for, among others, formulating and implementing regulations relating to research, manufacturing, operation, distribution, quality control, usage and registration of medical devices. In-vitro diagnostic reagents, gene sequencers or software relating to genomic testing services shall be deemed as medical devices and supervised by NMPA and its local counterparts.

The Ministry of Science and Technology of the PRC (the “MOST”) is responsible for regulating the collection, preservation, utilization and outbound provision of human genetic resources.

Regulations relating to Laboratories

Medical Test Laboratories

According to the Administrative Regulations on Medical Institutions, promulgated by the State Council, effective on September 1, 1994, and amended on February 6, 2016, and the Implementation Measures of the Administrative Regulations on Medical Institutions, effective on September 1, 1994, latest amended by NHFPC and effective from April 1, 2017, any entity or individual which intends to establish and operate a medical institution shall apply for an approval from NHC or its local counterparts to obtain a Medical Institution Practicing License.

According to the Basic Standards and Practice of Medical Test Laboratory, promulgated by NHFPC and effective from July 20, 2016, a medical test laboratory, which conducts clinical tests, including clinical hematology tests and body fluid tests, clinical chemistry tests, clinical immunology tests, clinical microbiology tests, clinical molecular cytogenetic tests and clinical pathology tests, for the purpose of diagnosis, management, prevention or treatment of diseases and health assessment, shall be regulated as a medical institution. The establishment and operation of a medical test laboratory shall apply for an approval from NHC or its local counterparts to obtain a Medical Institution Practicing License. We have established five medical test laboratories in PRC with Medical Institution Practicing License as of the date of this prospectus.

Clinical Gene Amplification Test Laboratories

Pursuant to the Administrative Measures for Clinical Gene Amplification Test Laboratories of Medical Institutions, promulgated by the Ministry of Health, the former of NHFPC, and effective from December 6, 2010, and the Catalogue of Clinical Laboratory Items for Medical Institutions (2013) promulgated by NHFPC on August 5, 2013, or Testing Items Catalogue, the NHC at the provincial level is responsible for the supervision and administration of clinical gene amplification test laboratories of medical institutions. A clinical gene amplification test laboratory shall register its clinical testing items with the NHC at the provincial level after technical verification passed by the center for clinical laboratories at the provincial level. In the event that any clinical testing items conducted by any clinical gene amplification test laboratory exceed the scope of clinical test items registered with the NHC, or clinical testing reagents used by any clinical gene amplification test laboratory for clinical gene amplification test are not registered with the NMPA, such laboratory may potentially be required to suspend its business of clinical gene amplification testing. In addition, pursuant to the Notice on Issues Related to the Management of Clinical Laboratory Items, or Circular 167, promulgated by the NHFPC on February 25, 2016, the clinical testing items which are not included in the Testing Items Catalogue, but with clear clinical significance, relatively high specificity and sensitivity, and reasonable price, shall be validated in time to meet clinical needs.

Pathogenic Microorganism Laboratories

Pursuant to the Regulations on Administration of Bio-safety in Pathogenic Microorganism Laboratories, promulgated by the State Council, effective on November 12, 2004, and latest amended on March 19, 2018, pathogenic microorganism laboratories are classified into four levels, namely bio-safety levels 1, 2, 3 and 4 in terms of bio-safety protection levels in accordance with national standards on biosafety of laboratories. Laboratories at bio-safety levels 1 and 2 shall not engage in laboratory activities related to highly pathogenic microorganisms. The construction, alternation or expansion of a laboratory at bio-safety level 1 or 2 shall be filed for record with the local counterparts of NHC. The entity launched a pathogenic microorganism laboratory shall develop a scientific and strict management system, regularly inspect the implementation of the regulations on bio-safety, and regularly inspect, maintain and update the facilities, equipment and materials in the laboratory, to ensure its compliance with the national standards.

Regulations relating to Medical Technologies

Pursuant to the Administration Measures for the Clinical Application of Medical Technologies promulgated by NHC on August 13, 2018 and effective from November 1, 2018, a negative list will be set up regarding the clinical application of medical technologies, which are classified into two categories: “restricted” and “prohibited”. Any medical institution shall refrain from conduct any clinical application of medical technologies that fall within the “prohibited” category, while a medical institution which engages in clinical application of medical technologies falling within the “restricted” category shall file with the NHC or its local counterpart within fifteen working days after the first clinical application of such technologies. In addition, pursuant to the Notice of Strengthening the Administration of Products and Technologies Relating to Clinical Gene Sequencing, jointly promulgated by General Office of NHFPC and CFDA on February 9, 2014, no medical institutions may apply gene sequencing technologies or products for clinical use before the issuance of relevant access standards and management regulations.

Regulations relating to Medical Devices

The manufacturing, using and operation of medical devices in China are subject to extensive regulations.

Pursuant to the Regulations on the Supervision and Administration of Medical Devices (the “Medical Devices Regulation”), promulgated by the State Council and effective from April 1, 2000, and latest amended on May 4, 2017, and the Administrative Measures for In-vitro Diagnostic Reagents, promulgated by CFDA and effective from October 1, 2014 and amended on January 25, 2017, medical devices, including in-vitro diagnostic reagents, are classified into three different categories, Class I, II and III on the basis of their respective degrees of risk. Medical devices of Class I refer to such devices with low level of risk, the safety and effectiveness of which can be ensured through routine administration. Medical devices of Class II refer to such devices with medium level of risk, the safety and effectiveness of which shall be strictly controlled. Medical devices of Class III refer to such devices with high level of risk, the safety and effectiveness of which shall be guaranteed and be subject to strict control through special administrative measures.

Pursuant to the Notice of Strengthening the Administration of Products and Technologies Relating to Clinical Gene Sequencing, jointly promulgated by General Office of NHFPC and CFDA on February 9, 2014,

gene sequencing diagnostic products, including gene sequencers and relevant diagnostic reagents and software, shall be regulated as medical devices.

Registration and Fling of Medical Devices

Pursuant to the Administrative Measures for Registration of Medical Devices, promulgated by CFDA and effective from October 1, 2014, among domestic manufactured medical devices, medical devices of Class I shall be filed with the NMPA at the city level; medical devices of Class II shall be subject to the inspection, approval and the granting of product registration certificates by the NMPA at the provincial level; medical devices of Class III are subject to the inspection, approval and the granting of product registration certificates by the NMPA. The product registration certificate is valid for five years, and the holder of such certificate shall apply for renewal within six months prior to its expiration. We have obtained NMPA registrations (including NMPA registrations at provincial level) for three assays and platforms as of the date of this prospectus.

Production Permit and GMP for Medical Devices

Pursuant to the Medical Devices Regulation and the Administrative Measures for Production of Medical Devices, promulgated by the CFDA, amended and effective from November 17, 2017, an entity engaging in the production of medical devices of Class I shall complete record-filing with the NMPA at city level where such entity is located; and an entity engaging in the production of medical devices of Class II or III shall obtain a production permit of medical devices from the NMPA at provincial level. The production permit of medical devices is valid for five years and the holder of such permit shall apply for extension within six months prior to its expiration.

According to the Good Manufacturing Practice of Medical Devices promulgated by CFDA and effective from March 1, 2015, an entity engaging in the design, developing, production, sales after-sales of medical devices shall establish and effectively maintain a quality control standards.

Operation Permit and GSP for Medical Devices

Pursuant to the Medical Devices Regulation and the Administrative Measures for Operation of Medical Devices, promulgated by the CFDA, and amended and effective from November 17, 2017, an entity engaging in the operation of medical devices of Class I is not required to obtain approval or filing for record with the NMPA or its local counterparts; an entity engaging in the operation of medical devices of Class II shall file for record with the NMPA at city level where such entity is located; an entity engaging in the operation of medical devices of Class III shall apply for an operation permit from the NMPA at city level. The operation permit of medical devices is valid for five years and the holder of such permit shall apply for extension within six months prior to its expiration. According to Medical Devices Regulation, any entity shall not sell or use medical devices which are not properly registered or filed with the NMPA or its local counterparts.

Pursuant to the Good Sales Practice of Medical Devices promulgated by CFDA and effective from December 12, 2014, an entity engaging in the procurement, acceptance, preservation, sales, transportation and after-sales of medical devices shall take effectively quality control measures.

Regulations relating to Export of Medical Devices or Medical Supplies

Pursuant to the Administrative Measures for Production of Medical Devices, an entity engaging in the production of medical devices for export shall complete record-filing of such medical devices with NMPA at city-level and shall ensure such medical devices for export must meet the relevant requirements of import country (region).

In accordance with the Notice of Strengthening the Export Quality Supervision of Medical Supplies for Anti-Epidemic which was jointly promulgated by MOFCOM, General Administration of Customs and SAMR on

April 25, 2020 and became effective on April 26, 2020, entities engaging in the export of medical supplies for anti-epidemic (including but not limited to reagents and materials used to perform Coronavirus COVID-19 testing), which has obtained certification or registration of foreign standard, shall submit written declaration that such medical supplies for export have met the quality standard and safety requirements of import country (region). In addition, customs shall check and release such medical supplies based on the list provided by MOFCOM of manufacturing enterprises that have obtained certification or registration of foreign standards. We have been approved to join such list.

Regulations relating to Human Genetic Resources

The Regulation for the Administration of Human Genetic Resources (the “HGR Regulation”) promulgated by the State Council on May 28, 2019, and effective from July 1, 2019, regulates entities engaging in collection, preservation, utilization and outbound provision of human genetic resources. Human genetic recourses include (i) human genetic resources materials, such as organs, tissues and cells that contain hereditary substances such as human genomes genes, and (ii) human genetic resources information, such as data generated from human genetic resources.

According to the HGR Regulation, collection and preservation of human substances such as organs, tissues and cells and carrying out related activities for the purposes of clinical diagnosis and treatment, blood collection and supply services, crime investigation, doping detection and funeral and interment shall be subject to other applicable laws and regulations.

Pursuant to the HGR Regulation, foreign entities, individuals and such entities established or actually controlled thereby (each, a “Restricted Entity”) shall not, within the territory of China, collect or preserve human genetic resources of China, nor provide human genetic resources of China outward across the border; while a Foreign Entity is allowed to conduct scientific research activities by utilizing human genetic resources of China through cooperation with scientific research institutions, higher education institutions, medical institutions or enterprises of China (each, a “Domestic Entity”). The utilization of human genetic resources of China in any international cooperative scientific research is subject to approval by the MOST. However, the aforesaid approval is not required, but instead a filing for record with the MOST is required, if human genetic resources of China are utilized for international cooperative clinical trials without any outbound provision of human genetic resources, for the purpose of obtaining product registration of relevant medicine and medical device in China.

Regulations relating to Product Quality and Consumer Protection

Product Quality

Pursuant to the Product Quality Law of the PRC which was promulgated by the SCNPC on February 22, 1993 and became effective as of September 1, 1993, and latest amended and came into force on December 29, 2018, and the Regulations on Quality Responsibility for Industrial Products which was promulgated by the State Council on April 5, 1986 and effective from July 1, 1986, a manufacturer is liable for the quality of products that it produces. The quality of a product shall be inspected and proved to be conformed to the standards. Industrial products which may be hazardous to health or safety of human life and property shall be in compliance with national and industrial standards safeguarding the health and safety of human life and property; in the absence of such national or industrial standards, such products shall meet the requirements for procuring the protection of health and safety of human life and property.

According to the Product Quality Law of the PRC, consumers or other victims who suffer personal injury or property losses due to product defects may demand compensation from the manufacturer as well as the seller. Where the responsibility for product defects lies with the manufacturer, the seller shall, after settling compensation, have the right to recover such compensation from the manufacturer, and vice versa.

Pursuant to the Tort Liability Law of the PRC which was promulgated by the SCNPC on December 26, 2009 and effective from July 1, 2010, manufacturers shall assume tort liability where the defects in relevant products cause damage to others. Sellers shall assume tort liability where the defects in relevant products causing damage to others are attributable to the sellers. The aggrieved party may claim for compensation from the manufacturer or the seller of the relevant product in which the defects have caused damage.

Consumer Protection

Pursuant to the Consumer Protection Law of the PRC which was promulgated by the SCNPC on October 31, 1993, and latest amended and came into force on March 15, 2014, the rights and interests of the consumers who buy or use commodities or receive services for the purposes of daily consumption are protected, and all manufacturers and sellers involved shall ensure that the products and services provided will not cause damage to the customers. Violations of the Consumer Protection Law of the PRC may result in the imposition of fines. In addition, the manufacturers and sellers may be ordered to suspend operations and its business license may be revoked, while criminal liability may be imposed in serious cases.

Regulations relating to Intellectual Property

China is a signatory to several major international conventions on intellectual property rights, including the Agreement on Trade-Related Aspects of Intellectual Property Rights, Paris Convention for the Protection of Industrial Property, Berne Convention for the Protection of Literary and Artistic Works, World Intellectual Property Organization Copyright Treaty, Madrid Agreement Concerning the International Registration of Marks and Patent Cooperation Treaty.

Patent Law

According to the Patent Law of the PRC (the “Patent Law”), promulgated by the SCNPC on March 12, 1984, latest amended and effective from October 1, 2009, and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001 and latest amended on January 9, 2010, the National Intellectual Property Administration is responsible for administering patents in the PRC. The Patent Law and its implementation rules provide for three types of patent: “invention”, “utility model” and “design”. The protection period is 20 years for invention patents and 10 years for utility model patents and design patents, commencing from their respective application dates. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use of constitutes an infringement of the patent rights, and shall pay compensation to the patentee and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law.

In addition to the above, under the HGR Regulation, patent right derived from the cross-border cooperation concerning genetic resources of China shall be shared by the parties jointly.

Trademark Law

Trademarks are protected by the Trademark Law of the PRC (the “Trademark Law”), promulgated by the SCNPC on August 23, 1982 and latest amended and effective from November 1, 2019, as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council on August 3, 2002 and further amended on April 29, 2014. In China, registered trademarks include commodity trademarks, service trademarks, collective trademarks and certification trademarks.

The Trademark Office under the National Intellectual Property Administration is responsible for registrations and administration of trademarks. The period of validity for a registered trademark is 10 years, commencing from the date of registration. Upon expiry of the period of validity, the registrant shall go through the formalities for renewal within twelve months prior to the date of expiry as required if the registrant needs to continue to use the trademark. As with patents, a “first come, first file” principle has been adopted with respect to trademark registration pursuant to the Trademark Law. Industrial and commercial administrative authorities have the authority to investigate any behavior in infringement of the exclusive right under a registered trademark in accordance with the law. In case of a suspected criminal offense, the case shall be timely referred to a judicial authority and decided according to law.

Copyright Law

Pursuant to the Copyright Law of the PRC (the “Copyright Law”) which was promulgated on September 7, 1990 and latest amended on February 26, 2010, and the Implementation Regulation of the Copyright Law of the PRC promulgated by the State Council on August 2, 2002 and latest amended January 30, 2013, Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, engineering technology and computer software. The purpose of the Copyright aims to encourage the creation and dissemination of works which is beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of Chinese culture.

Domain Names

The Implementing Rules for China Internet Network Information Center Domain Name Registration, promulgated by the China Internet Network Information Center on May 29, 2012, stipulates detailed rules for registration of domain names. Pursuant to the Administrative Measures on Internet Domain Name promulgated Ministry of Industry and Information Technology (the “MIIT”) on August 24, 2017, and became effective from November 1, 2017, domain name owners are required to register their domain names and the MIIT is in charge of the administration of PRC Internet domain names. The domain name registrations follow a “first come, first file” principle.

Regulations relating to Information Security and Confidentiality

Pursuant to the Regulations for Medical Institutions on Medical Records Management, jointly promulgated by NHFPC and National Administration of Traditional Chinese Medicine on November 20, 2013, and effective from January 1, 2014, medical institutions and medical practitioners shall strictly protect the privacy information of patients, and any leakage of patients’ medical records for non-medical, non-teaching or non-research purposes is prohibited. The Administrative Measures for Population Health Information promulgated by NHFPC on May 5, 2014, stipulates that medical service providers collecting or using population healthcare information shall guarantee the information security and protect individual privacy.

Regulations relating to Advertisement

Pursuant to the Advertisement Law of the PRC, which was promulgated by Standing Committee of the National People’s Congress (the “SCNPC”) on October 27, 1994 and effective from February 1, 1995 and latest amended and effective from October 26, 2018, advertisements shall not contain false statements or be deceitful or misleading to consumers. Advertisements which are subject to censorship, including advertisements relating to pharmaceuticals and medical devices, shall be reviewed by relevant authorities in accordance with applicable rules before being distributed by broadcasting, movies, television, newspapers, journals or otherwise. The Advertisement Law of the PRC further stipulates that advertisements for medical treatment, pharmaceutical products or medical devices shall not contain: (i) any assertion or guarantee for efficacy and safety; (ii) any statement on cure rate or effectiveness rate; (iii) any comparison with the efficacy and safety of other pharmaceutical products or medical devices or with other healthcare institutions; (iv) any use of endorsements or testimonials; or (v) other items as prohibited by laws and regulations.

Pursuant to the Interim Measures for the Administration of Internet Advertisement which was promulgated by the State Administration of Industry and Commerce on July 4, 2016 and became effective as of September 1, 2016, the Internet advertisement shall be identifiable and clearly identified as an “advertisement”. Advertisement of any medical treatment, medicines, foods for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplement or other special commodities or services shall not be released unless it has passed the required review by advertisement regulating authorities.

Pursuant to the Measures for Administration of Medical Advertisement which were jointly promulgated by the State Administration of Industry and Commerce and the Ministry of Health on November 10, 2006 and effective on January 1, 2007, medical advertisements shall be reviewed by relevant health authorities and obtain a Medical Advertisement Examination Certificate before being released. Medical Advertisement Examination Certificate is valid for one year and may be renewed upon application.

Pursuant to the Interim Administrative Measures for Censorship of Advertisements for Drugs, Medical Devices, Dietary Supplements and Foods for Special Medical Purpose promulgated by the SAMR on December 24, 2019 and effective from March 1, 2020, no advertisement for any drug, medical device, dietary supplement or food for special medical purpose may be published without censorship. The SAMR shall be responsible for organizing and guiding the censorship of advertisements for drugs, medical devices, dietary supplements and foods for special medical purpose. Departments for market regulation and drug administration of provinces, autonomous regions and municipalities directly under the central government shall be responsible for the censorship of advertisements for drugs, medical devices, dietary supplements and foods for special medical purpose and may legally entrust other administrative authorities with specifically carrying out advertisement censorship. Advertisements for drugs, medical devices, dietary supplements and foods for special medical purpose shall be authentic and legal, and shall not contain any false or misleading content.

Regulations relating to Environment Protection

Pursuant to the Environmental Protection Law of the PRC which was promulgated by the SCNPC on December 26, 1989, and amended on April 24, 2014 and came into force on January 1, 2015, all enterprises and institutions which discharge pollutants shall adopt measures to prevent and control pollution and damage to the environment from waste gas, waste water, waste residues, medical waste, dust, malodorous gases, radioactive substances, noise, vibration, ray radiation and electromagnetic radiation generated in the course of production, construction or other activities. Pollution prevention and control facilities of a construction project shall be simultaneously designed, constructed and put into operation with the principal part of the construction project. Enterprises that manufacture, store, transport, sell, use or dispose of chemicals and materials containing radioactive substances shall comply with the relevant State regulations to prevent environmental pollution. The relevant authorities are authorized to impose various types of penalties on the persons or entities in violation of the environmental regulations, including fines, restriction or suspension of operation, shut-down, detention of office-in-charge, etc.

Regulations relating to Anti-bribery

According to the Anti-Unfair Competition Law of the PRC promulgated by SCNPC on September 1, 1993 and latest amended on April 23, 2019, and the Interim Provisions on the Prohibition of Commercial Bribery promulgated by the State Administration for Industry and Commerce on November 15, 1996, any business operator shall not provide or promise to provide economic benefits (including cash, other property or by other means) to a counter-party in a transaction or a third party that may be able to influence the transaction, in order to entice such party to secure a transactional opportunity or a competitive advantages for the business operator. Any business operator breaching the relevant anti-bribery rules above-mentioned may be subject to administrative punishment or criminal liability depending on the seriousness of the cases.

Regulations relating to Labor

Labor Protection

The main PRC employment laws and regulations include the Labor Law of the PRC (the “Labor Law”) promulgated by SCNPC and latest amended on December 29, 2018, the Labor Contract Law of the PRC (the “Labor Contract Law”) promulgated by SCNPC and latest amended and became effective from July 1, 2013, and the Implementing Regulations of the Labor Contract Law of the PRC promulgated by the State Council on September 18, 2008. The Labor Law and the Labor Contract Law govern the establishment of employment relationships between employers and employees, and the execution, performance, termination of, and the amendment to, labor contracts. The Labor Contract Law is primarily aimed at regulating rights and obligations of employee or employer, including matters with respect to the establishment, performance and termination of labor contracts. Moreover, according to the Labor Contract Law: (i) employees must comply with regulations in the labor contracts concerning commercial confidentiality and non-competition; (ii) employees may terminate their labor contracts with their employers if their employers fail to make social insurance contributions in accordance with the law; and (iii) enterprises and institutions shall establish and improve their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety, educate laborers in labor safety and sanitation in the PRC.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury, effective on January 1, 2004 and amended and came into force from in January 1, 2011, the Provisional Measures for Maternity Insurance of Employees of Corporations, effective on January 1, 1995, the Decisions on the Establishment of a Unified Program for Basic Old-Aged Pension Insurance of the State Council promulgated on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC effective on July 1, 2011 and amended on December 29, 2018, enterprises are obliged to provide their employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities and any employer that fails to contribute may be fined and ordered to make up within a prescribed time limit.

In accordance with the Regulations on the Management of Housing Funds which was promulgated by the State Council in 1999 and amended in 2002 and on March 24, 2019, enterprises must register at the competent managing center for housing funds and upon the examination by such managing center of housing funds, these enterprises shall complete procedures for opening an account at the relevant bank for the deposit of employees’ housing funds. Enterprises are also required to pay and deposit housing funds on behalf of their employees in full and in a timely manner.

Regulations relating to Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaces the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The existing foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms within five years.

Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (the “FIEs”) means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports and foreign investment shall be subject to the national security review.

On December 26, 2019, the State Council issued the Implementation Regulation of the Foreign Investment Law which came into effect on January 1, 2020 and replaced the Implementation Regulation of the Sino-Foreign Equity Joint Venture Enterprise Law, the Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Implementing Rules on Wholly Foreign-owned Enterprises and the Implementing Regulations on the Sino-foreign Cooperative Joint Venture Enterprise Law. According to the Implementation Regulation of the Foreign Investment Law, the foreign-invested enterprises shall submit investment information to the competent commerce authorities via the enterprise registration system and the enterprise credit information publicity system.

Regulations relating to Foreign Investment Restrictions

Investment activities in China by foreign investors are classified into four categories with regard to foreign investment: (i) “encouraged”, (ii) “restricted”, (iii) “prohibited” and (iv) “permitted”. On June 30, 2019, National Development and Reform Committee (the “NDRC”) and Ministry of Commerce of the PRC (the “MOFCOM”) jointly promulgated the 2019 version of Special Administrative Measures (Negative List) and Catalog of Industries for Encouraging Foreign Investment (2019 Version), both of which are became effective from July 30, 2019. Industries that are not listed in the 2019 version of Special Administrative Measures (Negative List) are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects may be subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Pursuant to the 2019 version of Special Administrative Measures (Negative List), the Gene diagnosis and treatment technology falls in the prohibited industry for foreign investment.

Regulations relating to M&A and Overseas Listing

On August 8, 2006, Six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or M&A rules, a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and revised on June 22, 2009. Foreign investors shall comply with the M&A rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. The M&A rules, among other things, purport to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

Regulations relating to Tax

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the Enterprise Income Tax Law of the PRC which was amended on February 24, 2017 and December 29, 2018, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax which were amended on April 23, 2019 (collectively, the “EIT Law”). The EIT Law came into effect on January 1, 2008. According to the EIT Law, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applicable. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC.

The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT on April 22, 2009 and amended on December 29, 2017 sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of the PRC and controlled by PRC enterprises or PRC enterprise groups is located within the PRC.

According to the EIT Law, the EIT tax rate of a high-tech enterprise is 15%. Pursuant to the Administrative Measures for the Recognition of High and New Technology Enterprises, come into effect from January 1, 2008 and amended on January 29, 2016, the certificate of a high and new technology enterprise is valid for three years. An enterprise shall, after being accredited as a high-tech enterprise, fill out and submit the statements on annual conditions concerning the intellectual property rights, scientific and technical personnel, expenses on research and development and operating income for the previous year on the “website for the administration of accreditation of high-tech enterprises”. Besides, when any high-tech enterprise has changed its name or has undergone any major change concerning the accreditation conditions (such as a division, merger, reorganization or change of business), it shall report the change to the accreditation institution within three months upon occurrence of the change. If the high-tech enterprise is qualified upon review by the accreditation institution, it continues to have the qualification as a high-tech enterprise, and in case of change in the name, a new accreditation certificate will be issued with the number and term of validity remaining the same as the previous certificate; otherwise, the qualification as a high-tech enterprise shall be canceled as of the year of change in the name or any other condition.

Value Added Tax

Pursuant to the Provisional Regulations of the PRC on Value-added Tax, promulgated by the State Council on November 19, 2017, the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax, promulgated by the Ministry of Finance and the SAT on December 15, 2008 and latest amended and came into effect on November 1, 2011 (collectively, the “VAT Law”), all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax.

Dividend Withholding Tax

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement Between the Mainland of china and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Tax on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, promulgated by the SAT in February 2009, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (1) it should be a company as provided in the tax treaty; (2) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (3) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective in November 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

Income Tax for Share Transfers

According to the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-resident Enterprise, or SAT Bulletin 7, promulgated by the SAT in February 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares in public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. In October 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the SAT Bulletin 37, which, among others, repeals certain rules stipulated in SAT Bulletin 7 and became effective on December 1, 2017. The SAT Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises.

Regulations relating to Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal legislation with respect to payment or distribution of dividends by wholly foreign-owned enterprises include (1) the Company Law of the PRC, most recently amended by the SCNPC in March 2014, and (2) the Wholly Foreign-Owned Enterprise Law, most recently amended by the SCNPC in September 2016, and its implementation rules. Under these laws, wholly foreign-owned enterprises in the PRC may pay dividends only out of accumulated profits, after setting aside annually at least 10% of accumulated after-tax profits as reserve fund, if any, unless these reserves have reached 50% of the registered capital of the enterprises. These reserve funds may not be distributed as cash dividends. A wholly foreign-owned enterprise may allocate a portion of its after-tax profits to its employee welfare and bonus funds at its discretion. Profit of a wholly foreign-owned enterprise shall not be distributed before the losses thereof for the previous accounting years have been made up. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations relating to Import and Export of Goods

Pursuant to the Customs Law of the PRC which was promulgated by the SCNPC on January 22, 1987 and became effective as of July 1, 1987, and latest amended on November 4, 2017 and came into force on November 5, 2017, the import of goods throughout the period from the time of arrival in the territory of China to the time of customs clearance, the export of goods throughout the period from the time of declaration to the customs to the time of departure from the territory of China, and the transit, transshipment and through-shipment goods throughout the period from the time of arrival in the territory of China to the time of departure from the territory of China shall be subject to customs control.

Pursuant to the Foreign Trade Law of the PRC which was promulgated by the SCNPC on May 12, 1994 and became effective as of July 1, 1994, and latest amended and came into force on November 7, 2016, any foreign trade business operator that is engaged in the import and export of goods or technology shall be registered for archival purposes with the administrative authority of foreign trade of the State Council or the institution entrusted thereby, unless it is otherwise provided for by any law, administrative regulation or the foreign trade department of the State Council. Where any foreign trade business operator that fails to file for archival registration according to relevant provisions, the customs may not handle the procedures of customs declarations and release of the import or export goods.

Pursuant to the Administrative Provisions on the Registration of Customs Declaration Entities of the PRC which was promulgated by the General Administration of Customs on and became effective as of March 13, 2014, and amended on May 29, 2018 and came into force on July 1, 2018, the import and export of goods shall be declared by the consignor or consignee itself, or by a customs declaration enterprise entrusted by the consignor or consignee and duly registered with the customs authority. Consignors and consignees of imported and exported goods shall go through customs declaration entity registration formalities with the competent customs departments in accordance with the applicable provisions. After completing the registration formalities with the customs, consignors and consignees of the imported and exported goods may handle their own customs declarations at customs ports or localities where customs supervisory affairs are concentrated within the customs territory of the PRC.

Regulations relating to Foreign Exchange

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, or the Foreign Exchange Administration Regulations, which were promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of State Administration of Foreign Exchange, or the SAFE, or its local counterparts has been obtained.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE Notice 13, according to which, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which came into effect on

June 1, 2015. According to Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretionary Foreign Exchange Settlement, which means that the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise, and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, Circular 19 stipulates that the use of capital by foreign-invested enterprises shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of a foreign-invested enterprise and capital in Renminbi obtained by the foreign-invested enterprise from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for granting entrust loans in Renminbi (unless permitted by the scope of business), repaying inter-enterprise borrowings (including advances by the third-party) or repaying the bank loans in Renminbi that have been sub-lent to third parties; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

The Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, was promulgated by SAFE on June 9, 2016 and became effective on the same date. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self- discretionary basis. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Foreign Exchange Registration of Overseas Investment by PRC Resident

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration on Domestic Residents’ Overseas Investment, Financing and Roundtrip Investment via Special Purpose Vehicles, or SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE On October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Share Option Rules

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participation in Equity Incentive Plans of Overseas Listed Companies promulgated by SAFE on February 15, 2012, or the SAFE Circular 7, PRC residents who are granted shares or share options by companies listed on overseas stock exchanges under share incentive plans are required to (i) register with SAFE or its local branches, (ii) retain a qualified PRC agent, which may be a PRC subsidiary of the overseas listed company or another qualified institution selected by the PRC subsidiary, to conduct SAFE registration and other procedures with respect to the share incentive plans on behalf of the participants, and (iii) retain an overseas institution to handle matters in connection with their exercise of share options, purchase and sale of shares or interests and funds transfers.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position/Title
Executive Officers
Sizhen Wang	43	Chief Executive Officer and Director
Hai Yan, Ph.D./M.D.	52	Chief Scientific Officer and Director
Yuchen Jiao, Ph.D./M.D.	43	Chief Technology Officer
Evan Ce Xu	39	Chief Financial Officer
Kevin Ying Hong	48	Chief Operations Officer
Yun-Fu Hu, Ph.D.	58	Chief Medical Officer
Non-executive Directors
Weiwu He, Ph.D.	55	Chairman of the Board of the Directors
Xia Wu	39	Director
Weidong Liu	52	Director
Dian Kang*	71	Independent Director Appointee*
Webster Cavenee*	68	Independent Director Appointee*
Wing Kee Lau*	55	Independent Director Appointee*

Note:

*

Each of Mr. Kang, Dr. Cavenee and Mr. Lau has accepted appointment as a director, which will be immediately effective upon the declaration of effectiveness of our registration statement on Form F-1 by the SEC, of which this prospectus is a part.

Executive Officers

Sizhen Wang is our co-founder and served as our Chief Executive Officer since May 2015. Prior to founding our company, Mr. Wang co-founded iTalkBB in 2004, a company providing voice, TV, data and mobile communication services globally and served as executive vice president until October 2013. He led iTalkBB to enter America’s VoIP residential service market and expand its business to Canada, Australia, Singapore and China over eight years and made iTalkBB to become the biggest VoIP and IPTV service provider for overseas Chinese. He previously spent seven years in finance industry, where he gained valuable experience working for Capital One and GD Capital. Mr. Wang received his bachelor’s degree in economics from the Central University of Finance and Economics in 1995 and his M.B.A. degree from the HEC Paris School of Management in 2000.

Hai Yan, Ph.D./M.D. is our co-founder and has served as our Chief Scientific Officer since our inception. Dr. Yan serves as Henry S. Friedman professor of neuro-oncology in the School of Medicine of Duke University. Dr. Yan has been a co-director of the neuro oncology program at the Duke Cancer Center and the director of the Molecular Genomics Lab since 2016 and 2013, respectively. He has also served as an investigator at the Preston Robert Tisch Brain Tumor Center at Duke since April 2003. Dr. Yan has been a selected member of the American Society for Clinical Investigation since 2013. Throughout his career, Dr. Yan has also received various awards and prizes, including the Founders Award for Research Excellence by the National Brain Tumor Society of the United States in 2009 and AACR Team Science Award in 2014 by the American Association for Cancer Research. Dr. Yan received his M.D. in basic medicine from Peking University Health Center in 1991 and his Ph.D. degree in molecular and cellular biology from Columbia University in 1997. Dr. Yan also served as research associate at Johns Hopkins University.

Yuchen Jiao, Ph.D./M.D. has served as our Chief Technology Officer since August 2017. From December 2013 to date, Dr. Jiao is also serving as a professor at National Cancer Center/Cancer Hospital, Chinese

Academy of Medical Sciences, focusing on the studying of cancer genomics and early diagnosis of cancer. Dr. Jiao’s research has been published in multiple renowned academic journals such as Science and Nature Genetics. Dr. Jiao has also received various awards throughout his academic and research careers, including Hans Joaquim Prochaska Research Award, which was awarded by the Johns Hopkins School of Medicine. Dr. Jiao received his M.D. in clinical medicine from Peking Union Medical College in July 2003, and his Ph.D. degree in biological chemistry at the Johns Hopkins University in 2009.

Evan Ce Xu has served as our Chief Financial Officer since March 2018. Mr. Xu has more than 12 years of experience in corporate finance and mergers and acquisition transactions. Prior to joining our Company, Mr. Xu served as director of investment banking division at Deutsche Bank AG, Hong Kong Branch, from December 2016 to March 2018. Prior to that, Mr. Xu served as associate and executive director at investment banking division of Goldman Sachs (Asia) L.L.C., from July 2010 to September 2016. Prior to that, Mr. Xu spent a number of years in various roles at different financial institutions, such as Citigroup, Lehman Brothers and Nomura Securities (Hong Kong) Limited. Mr. Xu received his bachelor’s degree in computer engineering from the National University of Singapore in 2004 and his master’s degree in information and computer engineering from the National University of Singapore in 2005.

Kevin Ying Hong has served as our Chief Operating Officer since January 2016. Mr. Hong has over 16 years of operations and general management experience in healthcare industry. Prior to joining us, Mr. Hong served as general manager of China and vice president of North Asia at C.R. Bard, Inc. from August 2008 to December 2014. Mr. Hong served as director of marketing and franchise director of Ethicon Endo-Surgery at Johnson & Johnson from August 1998 to July 2008. Mr. Hong received his bachelor’s degree from Hunan University in 1994 and his M.B.A. degree from Simon Business School, University of Rochester in 1998.

Yun-Fu Hu, Ph.D. has served as our Chief Medical Officer since 2020. Dr. Hu brings over two decades of experience in regulatory and managerial capacities related to medical devices and pharmaceutical industries. Dr. Hu had more than ten years of service at US Food and Drug Administration (“FDA”), where he had served as Deputy Director and other positions at Division of Molecular Genetics and Pathology, Office of In Vitro Diagnostics and Radiological Health, Center for Device and Radiological Health. During his tenure at FDA, Dr. Hu supervised a staff of scientists, engineers, consumer safety officers and medical officers in premarket reviews and post-market compliance of IVD products and LDTs for genetic testing, molecular cancer diagnostics, companion diagnostics, radio dosimetry, digital pathology and artificial intelligence devices. Some of the notable authorizations by Dr. Hu’s group at FDA include: the first NGS-based LDT as CDx (Foundation Medicine FoundationFocus CDxBRCA); the first NGS-based CDx kit (Thermo Fisher Oncomine Dx Target Test); the first NGS-based LDT for tumor profiling (MSK-IMPACT) and later on FoundationOne CDx); the first liquid biopsy test for NSCLC (Roche Cobas EGFR Mutation Test v2); and FDA’s only two approved cancer screening tests in the last decade (Exact Sciences’ Cologuard and Epigenomics’ Epi ProColon). He was a member of the steering committee to stand up the FDA’s Oncology Center of Excellence (OCE) under the 21st Century Cures and served as the Center’s first Acting Associate Director of In Vitro Diagnostics.

Prior to joining FDA, Dr. Hu has more than ten years of product development experience in diagnostic and pharmaceutical industries, including his prior employments at GlaxoSmithKline and Becton Dickinson Diagnostic Systems. Dr. Hu received his bachelor degree from Central China Agricultural University in 1983, his master degree in reproductive endocrinology from the Ohio State University in 1990 and his Ph.D. degree in veterinary physiology & pharmacology from the Ohio State University in 1994 followed by a postdoctoral cancer research fellowship at Fox Chase Cancer Center. Dr. Hu has four US patents and over 30 publications.

Non-executive Directors

Weiwu He, Ph.D., is our co-founder and has served as our Chairman of the Board of the Directors since May 2015. Dr. He began his career as a research fellow at Massachusetts General Hospital and Mayo Clinic, then joined Human Genome Sciences, a biopharmaceutical corporation, in 1993 where he served as a scientist until

1996. Dr. He has served as chairman of OriGene Technologies, Inc. since 1995 and served as its chief executive officer from 1995 through April 2, 2019. In 2000, Dr. He founded Emerging Technology Partners, LLC, a venture capital firm specializing in the investment of biotechnology companies, where he serves as its general partner. Dr. He received his bachelor’s degree in biochemistry from Nanjing University, his Ph.D. degree in molecular biology from Baylor college of Medicine in 1991, and his M.B.A. degree from Wharton Business School in 1999. Dr. He also serves on the Board of Directors of other biotechnology companies, including CASI Pharmaceuticals, Inc., a Nasdaq listed company.

Xia Wu has served as our Director since September 2017. Ms. Wu has over 10 years of experience in investments, particularly healthcare industry. Ms. Wu has been serving in CICC Jia Cheng Investment Management Company Limited since July 2008 and has served as vice president from January 2012 to December 2014, as executive director from January 2015 to February 2019, and as managing director since March 2019. She currently serves as a member of the investment committee of CICC Kangrui I (Ningbo) Equity Investment Limited Partners (Limited Partnership). Ms. Wu received her bachelor degree in finance from Peking University in 2003 and her master degree in economics and finance from the Warwick Business School of Warwick University in 2005.

Weidong Liu, Ph.D., has served as our director since November 2019. Dr. Liu has been working at Vivo Capital since August 2017 and currently serves as a managing director of Vivo Capital. Dr. Liu served as a principal research investigator and held various positions at Array BioPharma, INC from October 2001 to May 2015. Afterwards, Dr. Liu served as a director of process chemistry at Avista Pharma Solutions from June 2015 to March 2016 and served as an executive director of process research & development at STA-WuXi AppTec from March 2016 to April 2017. Dr. Liu received his bachelor of science degree in chemistry and his master of science degree in organometallic chemistry from Peking University in July 1989 and August 1994, respectively. Dr. Liu received his Ph.D. degree in organic chemistry from University of Pittsburgh in December 1999.

Dian Kang will serve as our director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Kang served as the chief executive officer, and the executive director and the chairman of board of directors of New China Life Insurance Company Ltd. (HKEx: 1336) from 2013 to 2016 and from 2009 to 2016, respectively. Prior to that, he served as chairman of the board of supervisors of Shenzhen Development Bank Company Limited (a company listed on the Shenzhen Stock Exchange, stock code: 000001) from 2005 to 2009, chairman of Springridge Investment Management Limited from 2001 to 2005, director and vice president of the Guangdong Enterprises (Holdings) Limited, chairman of the board of the Guangdong Securities Limited and Guangdong Capital Holdings Ltd. from 1994 to 2000, as well as vice president of China National Packaging Corporation from 1990 to 1994. He also served as vice president of China Agribusiness Trust & Investment Corporation from 1987 to 1990 and worked at the Overseas Investment Department of China International Trust & Investment Corporation from 1984 to 1987. Mr. Kang also served as an independent non-executive director of Silver Grant International Industries Limited (a company listed on the HKSE, stock code: 00171) from May 1998 to February 2014. Mr. Kang graduated from Beijing Steel and Iron Institute in 1982. He also received a master’s degree in economics from the Graduate School of the Chinese Academy of Social Sciences in 1984.

Webster Cavenee, Ph.D., will serve as our director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. He has served as a director of Strategic Alliances in Central Nervous System Cancers at Ludwig Cancer Research since 2015 and as Distinguished Professor at the University of California San Diego since 1991. Dr. Cavenee joined Ludwig Cancer Research as a member in 1985 and served as Ludwig Montreal branch director from December 1985 to September 1991. Dr. Cavenee served as Ludwig San Diego branch director from September 1991 to June 2015. Prior to joining Ludwig Cancer Research, Dr. Cavenee did postdoctoral work between November 1977 and September 1983 at the Jackson Laboratory, at Massachusetts Institute of Technology, to and the Howard Hughes Medical Institute at the University of Utah. Dr. Cavenee held professorships at the University of Cincinnati from September 1983 to December 1985 and at McGill University from December 1985 to September 1991. Dr. Cavenee received his

Bachelor of Science degree in Microbiology from Kansas State University in 1973 and his Ph.D. with honors from the University of Kansas in 1977.

Wing Kee Lau will serve as our director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Lau served as the director of Perfect World Holding Company Limited during the period from April 2016 to June 2018. Mr. Lau served as the Chief Financial Officer of Perfect World Company Limited (Nasdaq: PWRD) from March 2007 to March 2016. Prior to joining PWRD, Mr. Lau was the chief financial officer and company secretary of Beijing Media Corporation Limited (HKEX: 1000) from November 2004 to February 2007. From July 2000 to October 2004, Mr. Lau was the group finance director of Shanghai Ogilvy & Mather Advertising Limited Beijing Branch. Mr. Lau worked for PricewaterhouseCoopers Hong Kong, Shanghai and Beijing offices from September 1990 to June 2000. Mr. Lau received his bachelor’s degree in business administration from Hong Kong Baptist University in 1990 and his EMBA degree from Cheung Kong Graduate School of Business in 2011. He is a member of Association of Chartered Certified Public Accountants and Hong Kong Institution of Certified Public Accountants.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for two years following the last date of employment.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Board of Directors

Our Board of Directors will consist of eight directors, including three independent directors, namely Dian Kang, Webster Cavenee and Wing Kee Lau, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our Board of Directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered, subject to any separate requirement for Audit Committee approval under applicable law or the Listing Rules of the Nasdaq. Our Board of Directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Dian Kang, Webster Cavenee and Wing Kee Lau, and is chaired by Wing Kee Lau. We have determined that each of Dian Kang, Webster Cavenee and Wing Kee Lau satisfies the requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Wing Kee Lau qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•

reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•

approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•	obtaining a written report from our independent auditor describing matters relating to quality control procedures;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•

discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•	establishing and overseeing procedures for the handling of complaints and whistleblowing;

•	meeting separately and periodically with management and the independent registered public accounting firm;

•	overseeing compliance with our code of business conduct and ethics; and

•	reporting periodically to the board.

Compensation Committee. Our compensation committee will consist of Sizhen Wang, Xia Wu and Dian Kang and is chaired by Sizhen Wang. We have determined that Dian Kang satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	overseeing the development and implementation of compensation programs in consultation with our management;

•	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

•	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•	reviewing executive officer and director indemnification and insurance matters;

•	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;

•	periodically reviewing and reassessing the adequacy of the committee charter;

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•	reporting regularly to the board.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Sizhen Wang, Dian Kang and Webster Cavenee, and is chaired by Sizhen Wang. We have determined that each of Dian Kang and Webster Cavenee satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•

reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•

developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

•

selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•	periodically reviewing and reassessing the adequacy of the committee charter;

•	evaluating the performance and effectiveness of the board as a whole.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. The functions and powers of our Board of Directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board of Directors. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office pursuant to the applicable provisions of our memorandum and articles of association. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) is prohibited by law or applicable stock exchange rules from being a director; (v) without special leave of absence from our Board of Directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable Nasdaq listing rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, we paid an aggregate of RMB3.8 million (US$0.5 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

Share Incentive Plans

2017 Genetron Health Share Incentive Plan and 2018 Genetron Health Share Incentive Plan

In January 2017, Genetron Health adopted the 2017 Genetron Health Share Incentive Plan, or the 2017 Plan. Under the 2017 Plan, Genetron Health reserved 2,375,800 options to certain of its management members and employees to purchase the equity interests of Genetron Health. The term of the options will not exceed ten years from the date of the grant.

In June 2018, Genetron Health adopted the 2018 Genetron Health Share Incentive Plan, or the 2018 Plan. Under the 2018 Plan, Genetron Health reserved 4,416,500 options to certain of its management members and employees to purchase the equity interests of Genetron Health. The term of the options will not exceed ten years from the date of the grant.

The options granted under the 2017 Plan and 2018 Plan will be completely replaced by the awards under the 2019 Plan.

2019 Genetron Health Share Incentive Plan and 2019 Genetron Health Share Incentive Scheme

We adopted the 2019 Genetron Health Share Incentive Plan, or the 2019 Plan, in July 2019, and the 2019 Genetron Health Share Incentive Scheme, or the 2019 Scheme, in November 2019. The purpose of the 2019 Plan and the 2019 Scheme is to attract and retain exceptionally qualified personnel and to encourage them to acquire a proprietary interest in our growth and performance. The 2019 Plan provides for the issuance of up to an aggregate of 33,961,500 of our ordinary shares. As of the date of this prospectus, we have granted 23,270,320 awards under the 2019 Plan to purchase up to 23,270,320 ordinary shares. The 2019 Scheme provides for the issuance of up to an aggregate of 20,830,100 of our ordinary shares. As of the date of this prospectus, we have not granted any awards under the 2019 Scheme.

We issued 9,523,900 and 13,031,720 ordinary shares to Genetron Health (Hong Kong) Limited and EVER PRECISE INVESTMENTS LIMITED, respectively, our employee shareholding platforms established to hold the ordinary shares underlying the restricted shares and options granted under the 2019 Plan. Those 22,555,620 ordinary shares are issued but deemed not outstanding and are excluded from the number of our outstanding ordinary shares as of the date of this prospectus.

The terms under the 2019 Plan and the 2019 Scheme are substantially the same. The following paragraphs summarize the principal terms of the 2019 Plan and the 2019 Scheme.

Types of Awards. The 2019 Plan and the 2019 Scheme permit the awards of options, phantom options, restricted shares, restricted share units (“RSUs”) and phantom RSUs under the 2019 Plan and the 2019 Scheme.

Plan Administration. The 2019 Plan and the 2019 Scheme shall be administrated by our Board of Directors or the management committee of the Company to be established by the Board of Directors unless otherwise resolved by the Board of Directors.

Eligibility. The plan administrators may decide that an award under the 2019 Plan and the 2019 Scheme be granted to any employee or director of the Company or its related entities, or that it be granted to any consultant, adviser or other person who provides services to the Company or its related entities, selected by the Plan Administrators.

Award Agreements. Each award under the 2019 Plan and the 2019 Scheme shall be evidenced and governed exclusively by an award agreement executed by the Company and the participants, including any amendments thereto. The terms of the award agreements will be determined by the plan administrators and consistent with the terms of the 2019 Plan and the 2019 Scheme.

Conditions of Award. The plan administrators shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, including, but not limited to, the types of awards, award vesting schedule, number of awards to be granted and the number of shares to be covered by the awards, exercise price of options (if applicable), restricted shares price (if applicable), any restrictions or limitations on the award and term of each award.

Transfer Restrictions. No right of interest of a participant in any award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or its related entities, or shall be subject to any lien, obligation, or liability of such participant to any other party other than the Company or its related entities. This restriction does not apply to the transmission of an award on the death of a participant to his or her personal representatives, nor does it apply to the assignment of an award, with the prior written consent of the plan administrators, subject to any terms and conditions the plan administrators impose.

Reduction or Clawback of Awards. Within the time period specified in the 2019 Plan and the 2019 Scheme, the plan administrators may decide that the number of shares subject to any award be reduced, that the participant must transfer to or to the order of the Company a number of shares equal or less than the number of shares issued or transferred to such participant pursuant to the award, or that the award be otherwise limited or paid back to the Company, if certain events occur. Such events include but are not limited to, that the participant has engaged in financial misstatement, that the participant breaches any non-competition covenant, and that the participant’s behavior has resulted in material reputational damage to the Company or its related entities as determined by the plan administrators.

Amendment of the 2019 Plan and the 2019 Scheme. The plan administrators may in its sole discretion at any time amend the 2019 Plan and the 2019 Scheme in any way, including any performance condition or other terms of an award granted.

Termination of the 2019 Plan and the 2019 Scheme. The 2019 Plan and the 2019 Scheme will terminate on the tenth anniversary of our listing on Nasdaq or any earlier date as the plan administrators may determine. No additional awards may be granted after termination.

The following table summarizes, as of the date of this prospectus, the number of ordinary shares under outstanding options, restricted shares and RSUs that we granted to our directors and executive officers under the 2019 Plan which replaced the 2017 Plan and the 2018 Plan. We have not granted any awards under 2019 Scheme.

Name	Ordinary Shares Underlying Equity Awards Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Executive Officers
Sizhen Wang	—	—	—	—
Hai Yan, Ph.D./M.D.	—	—	—	—
Yuchen Jiao, Ph.D./M.D.	3,259,000	0.03	October 14, 2019	October 14, 2029
Evan Ce Xu	*	*	March 31, 2018	March 31, 2028
Kevin Ying Hong	2,536,000	0.03	June 15, 2018	June 15, 2028
Yun-Fu Hu	—	—	—	—
Non-Executive Directors
Weiwu He, Ph.D.	—	—	—	—
Xia Wu	—	—	—	—
Weidong Liu	—	—	—	—
Dian Kang**	—	—	—	—
Webster Cavenee* **	*	*	July 1, 2018	July 1, 2028
Wing Kee Lau**	—	—	—	—
All directors and executive officers as a group	9,489,030	0.03	Various dates from March 31, 2018 to October 14, 2019	Various dates from March 31, 2028 to October 14, 2029

Notes:

*	Less than 1% of our total outstanding shares.
**

Each of Mr. Kang, Dr. Cavenee and Mr. Lau has accepted appointment as a director, which will be immediately effective upon the declaration of effectiveness of our registration statement on Form F-1 by the SEC, of which this prospectus is a part.

As of the date of this prospectus, our award holders other than our senior management as a group held awards to purchase 13,781,290 ordinary shares, with an exercise price of US$0.03 per share under the 2019 Plan.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2019 Plan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Judgments and Estimates—Share-based compensation.”

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming conversion of all of our outstanding series A-1 preferred shares, series A-2 preferred shares, series B preferred shares, series C preferred shares, series C-2 preferred shares and series D preferred shares into ordinary shares, on a one-to-one basis(1) by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 361,810,100(1) ordinary shares on an as-converted basis outstanding as of the date of this prospectus and 441,810,100 ordinary shares outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs and excluding 9,523,900 and 13,031,720 ordinary shares issued to Genetron Health (Hong Kong) Limited and EVER PRECISE INVESTMENTS LIMITED, respectively, and reserved for the purpose of our employee shareholding platforms established for the restricted shares and options granted under the 2019 Plan.

Several existing shareholders and their affiliates have indicated an interest in purchasing up to an aggregate of US$54 million of ADSs in this offering. Among them, Vivo Capital Fund IX, L.P. and its affiliated entity (“VIVO Entities”), one of our principal shareholders, an affiliate of EASY BENEFIT INVESTMENT LIMITED, one of our principal shareholders, and ETP BioHealth III Fund, L.P. (“ETP”), an affiliate of Mr. Weiwu He, our co-founder and Chairman of the Board of the Directors, and one of our principal shareholders, have indicated interests in purchasing up to US$30 million, US$10 million and US$5 million, respectively, of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Such indication of interests is not a binding agreement or commitment to purchase, and we and the underwriters are under no obligations to sell any ADSs to such investors and such investors are under no obligations to purchase any ADSs. See “Underwriting” for more information. The calculations in the table below do not take into account of the subscription of these shareholders or their affiliates in this offering, if any.

Note:

(1)

In connection with the completion of this offering, all of our preferred shares will convert into ordinary shares. Other than our series D preferred shares, all outstanding preferred shares will convert to ordinary shares on a one-to-one basis. Our series D preferred shares will be converted to ordinary shares on the basis of a formula that is based on the price of this offering. Unless otherwise indicated, all share number gives effect to the assumed conversion of our preferred shares into ordinary shares on a one-to-one basis, including with respect to our series D preferred shares. See “Series D Conversion” for further discussion.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. The table below excludes 9,523,900 and 13,031,720 ordinary shares issued to Genetron Health (Hong Kong) Limited and EVER PRECISE INVESTMENTS LIMITED, respectively, and reserved for the purpose of our employee shareholding platforms established for the restricted shares and options granted under the 2019 Plan, except when calculating the number of shares underlying share options held by such person or group that are exercisable or restricted shares that will become vested within 60 days after the date of this prospectus.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering
	Number	%**	Number	Percentage of total ordinary shares on an as-converted basis	Percentage of aggregate voting power***
Directors and Executive Officers:†
Executive Officers
Sizhen Wang(1)	106,898,800	29.5%	106,898,800	24.2%	24.2%
Hai Yan, Ph.D./M.D.(2)	33,332,000	9.2%	33,332,000	7.5%	7.5%
Yuchen Jiao, Ph.D./M.D.(3)	6,890,750	1.9%	6,890,750	1.5%	1.5%
Evan Ce Xu	*	*	*	*	*
Kevin Ying Hong(4)	10,052,000	2.8%	10,052,000	2.3%	2.3%
Yun-Fu Hu	—	—	—	—	—
Non-Executive Directors
Weiwu He, Ph.D.(5)	25,949,300	7.2%	25,949,300	5.9%	5.9%
Xia Wu	—	—	—	—	—
Weidong Liu	—	—	—	—	—
Dian Kang	—	—	—	—	—
Webster Cavenee	—	—	—	—	—
Wing Kee Lau	—	—	—	—	—
All directors and executive officers as a group	117,529,080	31.8%	117,529,080	26.2%	26.2%

Principal Shareholders:
FHP acting-in-concert group(6)	102,559,300	28.3%	102,559,300	23.2%	23.2%
CICC entities(7)	57,824,500	16.0%	57,824,500	13.1%	13.1%
Hai Yan, Ph.D.(2)	33,332,000	9.2%	33,332,000	7.5%	7.5%
Tianjin Genetron Jun’an Business Management Partnership (Limited Partnership) ( )(8)	30,152,000	8.3%	30,152,000	6.8%	6.8%
Weiwu He, Ph.D.(5)	25,949,300	7.2%	25,949,300	5.9%	5.9%
Vivo Capital Fund IX, L.P.(9)	25,449,300	7.0%	25,449,300	5.8%	5.8%
EASY BENEFIT INVESTMENT LIMITED and its affiliated entity(10)	23,401,500	6.5%	23,401,500	5.3%	5.3%
Tianjin Tianshu Xingfu Corporation Management L.P. (Limited Partnership) ( )(11)	23,003,000	6.4%	23,003,000	5.2%	5.2%

Notes:

*	Less than 1% of our total outstanding shares on an as-converted basis.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 361,810,100, being the number of ordinary shares on an as-converted basis outstanding as of the date of this prospectus, excluding 9,523,900 and 13,031,720 ordinary shares issued to Genetron Health (Hong Kong) Limited and EVER PRECISE INVESTMENTS LIMITED, respectively, and reserved for the purpose of our employee shareholding platforms established for the restricted shares and options granted under the 2019 Plan, and

(ii) the number of shares such person or group has the right to acquire upon exercise of option, warrant or other rights within 60 days after the date of this prospectus. As of the date of the prospectus, the above calculation also does not reflect the potential dilution impact of shares issuance of 11,405,880 ordinary shares reserved under the 2019 Plan and 20,830,100 ordinary shares reserved under the 2019 Scheme.
***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†

The address of our directors and executive officers, except for Weiwu He, Xia Wu, Weidong Liu, Dian Kang, Webster Cavenee and Wing Kee Lau, is 1F/2F, Building No. 2, 8 Sheng Ming Yuan Road, Life Science Park, Zhong Guan Cun, Changpin District, Beijing, PRC. The address of Weiwu He is Unit 502, China Central Place Tower 3, Jianguo Road, Chaoyang District, Beijing, PRC. The address of Xia Wu is Unit 909, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC. The address of Weidong Liu is Suite 1801, West Tower, Twin Towers B12 Jianguomenwai Ave Chaoyang District, Beijing, 100022. The address of Dian Kang is Room S, 26/F., One Midtown, 11 Hoi Shing Road, Tsuen Wan, Hong Kong. The address of Webster Cavenee is Ludwig Institute, 9500 Gilman Drive, La Jolla, CA 92093-0660 USA. The address of Wing Kee Lau is Flat 6, 23rd floor, Mei Fai Court, Yue Fai Yuen, Aberdeen, Hong Kong.

(1)

Represents (i) 102,559,300 shares held by FHP acting-in-concert group, as set forth in note (6) below; and (ii) 544,510 ordinary shares and 3,794,990 series A-1 preferred shares held by Genetron Discovery Holdings Limited. Mr. Sizhen Wang owns approximately 50.8% equity interests in Genetron Discovery Holdings. The registered address of Genetron Discovery Holdings Limited is Harneys Corporate Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands. 10,814,480 ordinary shares held by FHP Holdings Limited, 6,296,478 ordinary shares held by Mr. Weiwu He, 5,313,500 ordinary shares held by Mr. Kevin Ying, 247,990 ordinary shares and 5,552,010 series A-1 preferred shares held by Genetron Alliance Holdings Limited, and 544,510 ordinary shares and 3,794,990 series A-1 preferred shares held by Genetron Discovery Holdings Limited have been pledged to secure a payment of consideration for purchasing certain shares of Genetron Health from a shareholder of Genetron Health.

(2)	Represents 33,332,000 ordinary shares directly held by Mr. Hai Yan.
(3)

Represents (i) 3,259,000 ordinary shares held by Eugene Health Limited, a British Virgin Islands company wholly owned by Mr. Yuchen Jiao; (ii) 73,718 ordinary shares and 513,782 series A-1 preferred shares held by Genetron Discovery Holdings Limited and (iii) 3,044,250 ordinary shares Mr. Yuchen Jiao may purchase upon exercise of options within 60 days of the date of this prospectus. Mr. Yuchen Jiao owns approximately 13.5% equity interests in Genetron Discovery Holdings. The registered address of Eugene Health Limited is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of Genetron Discovery Holdings Limited is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands. 3,259,000 ordinary shares held by Eugene Health Limited, and 73,718 ordinary shares and 513,782 series A-1 preferred shares held by Genetron Discovery Holdings Limited have been pledged to secure a payment of consideration for purchasing certain shares of Genetron Health from a shareholder of Genetron Health.

(4)

Represents (i)5,313,500 ordinary shares directly held by Mr. Kevin Ying Hong; (ii) 94,172 ordinary shares and 2,108,328 series A-1 preferred shares held by Genetron Alliance Holdings Limited and (iii) 2,536,000 ordinary shares Mr. Kevin Ying Hong may purchase upon exercise of options within 60 days of the date of this prospectus. Mr. Kevin Ying Hong owns approximately 38.0% equity interests in Genetron Alliance Holdings Limited. The registered address of Genetron Alliance Holdings Limited is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands. 5,313,500 ordinary shares held by Mr. Kevin Ying Hong, and 94,172 ordinary shares and 2,108,328 series A-1 preferred shares held by Genetron Alliance Holdings Limited have been pledged to secure a payment of consideration for purchasing certain shares of Genetron Health from a shareholder of Genetron Health.

(5)

Represents (i) 20,390,500 ordinary shares directly held by Mr. Weiwu He; and (ii) 91,671 ordinary shares and 2,052,329 series A-1 preferred shares held by Genetron Alliance Holdings Limited and (iii) 3,414,800 series D preferred shares held by ETP BioHealth II Fund, L.P. Mr. Weiwu He owns approximately 37.0% equity interests in Genetron Alliance Holdings Limited. The general partner of ETP BioHealth II Fund, L.P. is Emerging Technology Partners LLC, a limited liability company ultimately controlled by Mr. Weiwu He. The registered address of Genetron Alliance Holdings Limited is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of ETP BioHealth II Fund, L.P. is Corporation Service Company, 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808. 6,296,478 ordinary shares held by Mr. Weiwu He, and 91,671 ordinary shares and 2,052,329 series A-1 preferred shares held by Genetron Alliance Holdings Limited have been pledged to secure a payment of consideration for purchasing certain shares of Genetron Health from a shareholder of Genetron Health.
(6)

Represents the shares held by FHP act-in-concert group, consisting of (i) 34,308,500 ordinary shares held by FHP Holdings Limited, a British Virgin Islands company wholly owned by Mr. Sizhen Wang; (ii) 33,332,000 ordinary shares held by Mr. Hai Yan; (iii) 20,390,500 ordinary shares directly held by Mr. Weiwu He; (iv) 5,313,500 ordinary shares directly held by Mr. Kevin Ying Hong; (v) 247,990 ordinary shares and 5,552,010 Series A-1 preference shares held by Genetron Alliance Holdings Limited; and (vi) 3,414,800 series D preferred shares held by ETP BioHealth II Fund, L.P. On November 19, 2019, FHP Holdings Limited, Mr. Hai Yan, Mr. Weiwu He, Mr. Kevin Ying Hong, Genetron Alliance Holdings Limited and ETP BioHealth II Fund, L.P. entered into a concert party agreement, pursuant to which the parties agree to (i) always be acting in concert in respect of their respective direct or indirect voting rights at our shareholders’ general meetings and our board meetings, (ii) recognize the controlling position of FHP Holdings Limited; and (iii) act in concert in accordance with FHP Holdings Limited’s opinions in respect of the daily operations and management and the major decision-making of us. The registered address of FHP Holdings Limited is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of Genetron Alliance Holdings Limited is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of ETP BioHealth II Fund, L.P. is Corporation Service Company, 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808. 10,814,480 ordinary shares held by FHP Holdings Limited, 6,296,478 ordinary shares held by Mr. Weiwu He, 5,313,500 ordinary shares held by Mr. Kevin Ying, and 247,990 ordinary shares and 5,552,010 series A-1 preferred shares held by Genetron Alliance Holdings Limited have been pledged to secure a payment of consideration for purchasing certain shares of Genetron Health from a shareholder of Genetron Health.

(7)

Represents (i) 44,165,500 series C preferred shares held by Tianjin Kangyue Business Management Partnership (Limited Partnership) ( ( )), or Tianjin Kangyue, a limited partnership incorporated in the People’s Republic of China; and (ii) 13,659,000 series D preferred shares held by CICC Healthcare Investment Fund, L.P., or CICC Healthcare, a partnership incorporated in Cayman Island. The general partner of Tianjin Kangyue is CICC Kangzhi (Ningbo) Equity Investment Management Co., Ltd., or CICC Kangzhi. CICC Kangzhi is controlled by CICC Capital Management Co., Ltd., which is a wholly owned subsidiary of China International Capital Corporation Limited. The general partner of CICC Healthcare is CICC Capital Healthcare Investment Management Limited, which is controlled by China International Capital Corporation Limited. China International Capital Corporation Limited is a listed company on The Stock Exchange of Hong Kong. The registered address of Tianjin Kangyue is Custody No. 0700, Deqin (Tianjin) Registrar Co., Ltd., 113 Building No. 2, Guo Tai Mansion, East Side of Yingbin Avenue, Tianjin Pilot Free Trade Zone, PRC. The registered address of CICC Healthcare is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(8)

Represents 12,232,500 series A-1 preferred shares, 3,606,000 series A-2 preferred shares, 2,536,000 series B preferred shares and 11,777,500 series C preferred shares held by Tianjin Genetron Jun’an Business Management Partnership (Limited Partnership) ( ( )), or Tianjin Genetron Jun’an, a limited partnership incorporated in the People’s Republic of China. The general partner of Tianjin Genetron Jun’an is Zhuhai Jinchang Junying Management Consulting Co., Ltd. The limited partners of Tianjin Genetron Jun’an are Suzhou Fenxiang High-tech Healthcare Entrepreneurship Investment Co. (Limited Partnership) (or Suzhou Fenxiang), Guangxi Yueyin Dade Investment Management Partnership (Limited Partnership) (or Guangxi Yueyin Dade), Shenzhen Fenxiang Precision Medicine Investment Partnership (Limited Partnership) (or Shenzhen Fenxiang), Shanghai Yuanxing

Yinshi Equity Investment Partnership (Limited Partnership) (or Shanghai Yuanxing) and Shenzhen Shenshang Xingye Entrepreneurship Investment Fund Partnership (Limited Partnership) (or Shenzhen Shenshang). In accordance with a supplemental limited partnership agreement entered among the general partner and the limited partners of Tianjin Genetron Jun’an, the investment or divestment decision for Tianjin Genetron Jun’an requires the unanimous approval of all limited partners of Tianjin Genetron Jun’an. The general partner of both Suzhou Fenxiang and Shenzhen Fenxiang is Shenzhen Fenxiang Chengzhang Investment Management Limited, whose designated executive representative is Wentao Bai. The general partner of Guangxi Yueyin Dade is Ningbo Meishan Baoshui Gangqu Yueyin Kangtai Equity Investment Partnership (Limited Partnership), whose designated executive representative is Yufen Zheng. The general partner of Shanghai Yuanxing is Ningbo Yuanxing Haozhi Equity Investment Management Partnership (Limited Partnership), whose designated executive representative is Fumin Zhuo. The general partner of Shenzhen Shenshang is Shenzhen City Shenshang Fubo Xingye Fund Management Limited Company, whose designated executive representative is Muxiong Lin. The registered address of Tianjin Genetron Jun’an is Custody No. 0703, Deqin (Tianjin) Registrar Co., Ltd., 113 Building No. 2, Guo Tai Mansion, East Side of Yingbin Avenue, Tianjin Pilot Free Trade Zone, PRC.
(9)

Represents 15,205,000 series C-2 preferred shares and 10,244,300 series D preferred shares held by Vivo Capital Fund IX, L.P., a limited partnership incorporated in the State of Delaware. The general partner of Vivo Capital Fund IX, L.P. is Vivo Capital IX, LLC. The voting members of Vivo Capital IX, LLC are Frank Kung, Albert Cha, Shan Fu, Edgar Engleman and Chen Yu, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares. The registered address of Vivo Capital Fund IX, L.P. is 1209 Orange Street, Wilmington, Delaware 19801.

(10)

Represents 4,185,000 ordinary shares, 11,200,000 series A-1 preferred shares, 2,536,000 series B preferred shares and 2,944,500 series C preferred shares held by EASY BENEFIT INVESTMENT LIMITED, and 2,536,000 series B preferred shares held by EASY BEST INVESTMENT LIMITED. Both EASY BENEFIT INVESTMENT LIMITED and EASY BEST INVESTMENT LIMITED are British Virgin Islands companies wholly owned by Mr. KUNG Hung Ka. The registered address of EASY BENEFIT INVESTMENT LIMITED is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. 4,185,000 ordinary shares, 11,200,000 series A-1 preferred shares, 2,536,000 series B preferred shares, and 2,944,500 series C preferred shares held by EASY BENEFIT INVESTMENT LIMITED and 2,536,000 series B preferred shares held by EASY BEST INVESTMENT LIMITED have been pledged to an affiliate of one of our non-principal shareholders.

(11)

Represents 23,003,000 series B preferred shares held by Tianjin Tianshu Xingfu Corporation Management L.P. (Limited Partnership) ( ( )), or Tianjin Tianshu Xingfu, a limited partnership incorporated in the People’s Republic of China. The general partner of Tianjin Tianshu Xingfu is Shenzhen Haixia Assets Management Co., Ltd., which is controlled by Mr. Junjie Sun. The registered address of Tianjin Tianshu Xingfu is Custody No. 0709, Deqin (Tianjin) Registrar Co., Ltd., 113 Building No. 2, Guo Tai Mansion, East Side of Yingbin Avenue, Tianjin Pilot Free Trade Zone, PRC.

As of the date of this prospectus, 38.5% of our outstanding ordinary shares or outstanding preferred shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Contractual Arrangements

See “Corporate History and Structure—Contractual Arrangements with the VIE and its Shareholders.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Share Incentives

See “Management—Share Incentive Plan.”

Other Related Party Transactions

Transaction with Mr. Sizhen Wang

In December 2016, we provided a loan of RMB3.0 million to Mr. Sizhen Wang, our Chief Executive Officer and Director. The loan is interest-free with an initial term of one year and permits extension. We settled all the outstanding balance of the related-party loan due from Mr. Sizhen Wang in October 2019.

In February 2018, we provided a loan of RMB35.0 million to Mr. Sizhen Wang. The loan is with an interest rate of 4.35% per annum and a term of six months, and permits prepayment. We settled all the outstanding balance of the related-party loan due from Mr. Sizhen Wang in June 2018.

In March 2018, we provided a loan of RMB2.6 million to Mr. Sizhen Wang. The loan is with an interest rate of 4.35% per annum and due December 2019, and permits prepayment. We settled all the outstanding balance of the related-party loan due from Mr. Sizhen Wang in October 2019.

In August 2018, we provided a loan of RMB6.0 million to Mr. Sizhen Wang. The loan is with an interest rate of 4.35% per annum and a term of six months, and permits prepayment. We settled all the outstanding balance of the related-party loan due from Mr. Sizhen Wang in December 2018.

In January 2019, we provided a loan of RMB5.0 million to Mr. Sizhen Wang. The loan is with an interest rate of 4.35% per annum and a term of six months, and permits prepayment. We settled all the outstanding balance of the related-party loan due from Mr. Sizhen Wang in October 2019.

Transaction with Edigene (Beijing) Inc.

We provide gene sequencing services to Edigene (Beijing) Inc., or Edigene, which is an affiliate of Mr. Sizhen Wang. The amounts for the provision of the service were nil and RMB0.1 million and RMB1.1 million (US$0.2 million) in 2017, 2018 and 2019, respectively, and as of December 31, 2017, December 31, 2018 and December 31, 2019, the amount due from Edigene were nil, RMB0.1 million and RMB0.5 million (US$0.1 million), respectively.

For the three months ended March 31, 2020, the amounts for the provision of services to Edigene were RMB76.0 thousand (US$10.7 thousand), and as of March 31, 2020, the amount due from Edigene were RMB326.0 thousand (US$46.0 thousand).

Transaction with Mr. Weiwu He

In October 2017, we received a loan of RMB6.0 million from Mr. Weiwu He, our Chairman of the Board. The loan is with an interest rate of 8% per annum and a term of 31 days, and permit prepayment. We settled all the outstanding balance of the related-party loan due to Mr. Weiwu He in November 2017.

Transaction with Vcanbio Gene Technology Corp., Ltd.

We provide gene sequencing services to Vcanbio Gene Technology Corp., Ltd., or Vcanbio, an affiliate of Tianjin Tianyuantong Equity Investment Partnership (Limited Partnership), one of our shareholders. The amount for the provision of the service was RMB0.2 million and RMB1.2 million (US$0.2 million) in 2017 and 2018, respectively, and as of December 31, 2017 and December 31, 2018, the amount due from Vcanbio were RMB0.06 million and RMB0.4 million (US$50,700.5), respectively.

Transaction with Juventas Cell Therapy Ltd.

In August 2019, we received a loan of RMB35.0 million from Juventas Cell Therapy Ltd., which is guaranteed by Mr. Sizhen Wang. The loan is with an interest rate of 12% per annum and repayable on August 31, 2019. As of date of this prospectus, we have settled all the outstanding balance due to Juventas Cell Therapy Ltd. Certain directors of Juventas Cell Therapy Ltd. are also our directors.

Transaction with TCRCure Biopharma (Beijing) Ltd.

We provide gene sequencing services to TCRCure Biopharma (Beijing) Ltd. or TCRCure, which is an affiliate of Mr. Weihu He, our Chairman of the Board. The amounts for the provision of the service were RMB0.6 million (US$0.1 million) in 2019, and as of December 31, 2019, the amount due from TCRCure were RMB0.6 million (US$0.1 million).

For the three months ended March 31, 2020, the amounts for the provision of services to TCRCure were RMB14.0 thousand (US$2.0 thousand), and as of March 31, 2020, the amount due from TCRCure were RMB623.0 thousand (US$88.0 thousand).

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Law (2020 Revision) of the Cayman Islands, which we refer to as the “Companies Law” below, and the common law of the Cayman Islands.

As of the date hereof, our authorized share capital consists of US$50,000 divided into 2,500,000,000 shares with a par value of US$0.00002, of which: (i) 2,272,734,900 are designated as ordinary shares of a nominal or par value of US$0.00002 each, (ii) 227,265,100 preferred shares of US$0.00002 par value each which are further designated as 47,600,000 series A-1 preferred shares of a nominal or par value of US$0.00002 each, 19,760,000 series A-2 preferred shares of a nominal or par value of US$0.00002 each, 43,363,500 series B preferred shares of a nominal or par value of US$0.00002 each, 60,359,500 series C preferred shares of a nominal or par value of US$0.00002 each, 15,205,000 series C-2 preferred shares of a nominal or par value of US$0.00002 each, and 40,977,100 series D preferred shares of a nominal or par value of US$0.00002 each. As of the date of this prospectus, there are 164,033,620 ordinary shares, 44,404,500 series A-1 preferred shares, 17,544,000 series A-2 preferred shares, 41,842,000 series B preferred shares, 60,359,500 series C preferred shares, 15,205,000 series C-2 preferred shares and, 40,977,100 series D preferred shares issued and outstanding, except that 9,523,900 and 13,031,720 ordinary shares issued to Genetron Health (Hong Kong) Limited and EVER PRECISE INVESTMENTS LIMITED, respectively, are issued for the purposes of the 2019 Plan but deemed not outstanding. All of our issued and outstanding shares are fully paid, except for RMB300 million in equivalent US dollars to be paid by Tianjin Kangyue and approximately RMB48.6 million in equivalent US dollars to be paid by Tianjin Yuanjufu. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares will be redesignated or converted into ordinary shares on a one-for-one basis and our authorized share capital immediately prior to the completion of this offering will be US$50,000 divided into 2,500,000,000 ordinary shares with a par value of US$0.00002 each.

We plan to adopt an amended and restated memorandum and articles of association, which will become effective and replace the current fourth amended and restated memorandum and articles of association in its entirety immediately prior to completion of this offering. Our authorized share capital immediately prior to completion of the offering will be US$50,000 divided into 2,500,000,000 ordinary shares of a par value of US$0.00002 each. We will issue 80,000,000 ordinary shares represented by ADSs in this offering, assuming the underwriters do not exercise their over-allotment option. All awards, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.

The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary Shares

General. Immediately prior to the completion of this offering, our authorized share capital is US$50,000 divided into 2,500,000,000 ordinary shares, with a par value of US$0.00002 each. Holders of ordinary shares will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid, except for RMB300 million in equivalent US dollars to be paid by Tianjin Kangyue, approximately RMB48.6 million in equivalent US dollars to be paid by Tianjin Yuanjufu, and approximately US$460.1 to be paid by Tianjin Tianshu Xingfu as described above, and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our post-IPO memorandum and articles of association and the Companies Law. In addition, our shareholders may, subject to the provisions of our articles of association, by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our post-IPO memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote for each ordinary share registered in his or her name on our register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder.

A quorum required for a meeting of shareholders consists of two or more shareholders holding not less than one-half of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-IPO memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our board of directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules of the Nasdaq Global Market. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our Board of Directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-IPO memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least seven (7) days is required for the convening of our annual general meeting and other general meetings in accordance with our post-IPO memorandum and articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-IPO memorandum and articles of association.

Transfer of Ordinary Shares. Subject to the restrictions in our post-IPO memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•	the shares are free from any lien in favor of the Company; and

•	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our post-IPO memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound- up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our post-IPO memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-IPO memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our post-IPO memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

Register of Members

Under the Companies Law, we must keep a register of members and there should be entered therein:

•	the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under the Companies Law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Law to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v.

Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-IPO memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-IPO memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Law and our post-IPO memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-IPO memorandum and articles of association allow our shareholders holding in aggregate not less than ten percent (10%) of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-IPO memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-IPO memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-IPO memorandum and articles of association, directors not appointed by the Founders, Vivo or Tianjin Kangyue may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our post-IPO memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with fiduciary duties which they owe to the Company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-IPO memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our post-IPO memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Nonresident or Foreign Shareholders. There are no limitations imposed by our post-IPO memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-IPO memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

Investments in Equity Interests of Genetron Health

The following is a summary of investments in equity interests of Genetron Health.

In July 2015, Shenzhen Jiadao Gongcheng Equity Investment Fund (Limited Partnership), Beijing Chongde Hongxin Venture Capital Center (Limited Partnership) and certain other investors made investments in an aggregate amount of RMB70 million in Genetron Health’s equity interests.

In August 2015, Yueyin (Tianjin) Asset Management Center (Limited Partnership) made investments in an aggregate amount of RMB15 million in Genetron Health’s equity interests.

In September 2015, Gongqingcheng Fenxiang Houde Guoqian Venture Capital Management Partnership (Limited Partnership) and Yueyin (Tianjin) Asset Management Center (Limited Partnership) made investments in an aggregate amount of RMB50 million in Genetron Health’s equity interests.

In September 2016, Zhongyuan Xiehe Cell Genetic Engineering Co., Ltd. made investments in an aggregate amount of RMB100 million in Genetron Health’s equity interests.

In November 2016, Tianjin Tianyuantong Equity Investment Partnership (Limited Partnership) and certain other investors made investments in an aggregate amount of RMB74 million in Genetron Health’s equity interests.

In October 2017, CICC Kangrui I (Ningbo) Equity Investment Limited Partners (Limited Partnership) and another investor made investments in an aggregate amount of RMB350 million in Genetron Health’s equity interests.

In December 2017, Shenzhen Shenshang Xingye Venture Capital Fund Partnership (Limited Partnership) and certain other investors made investments in an aggregate amount of RMB60 million in Genetron Health’s equity interests.

Issuances of Shares by Genetron Holdings Limited

The following is a summary of securities issuances by Genetron Holdings Limited in the past three years.

Ordinary Shares

We issued three ordinary share on April 9, 2018, of which two ordinary shares were repurchased by the Company on July 2, 2019 and one ordinary shares was subdivided into five ordinary shares upon a 1:5 share split on July 2, 2019.

On July 2, 2019, We issued a total of 149,749,995 ordinary shares to FHP Holdings Limited, Hai Yan, Weiwu He, Genetron Voyage Holdings Limited, Genetron United Holdings Limited, Kevin Ying Hong, Eugene Health Limited, IN Healthcare Limited, EASY BENEFIT INVESTMENT LIMITED, Tianjin Yuanjufu Business Management Partnership (Limited Partnership), Genetron Alliance Holdings Limited and Genetron Discovery Holdings Limited for an aggregate consideration of US$5.7 million.

On January 14, 2020, we issued a total of 22,555,620 ordinary shares to Genetron Health (Hong Kong) Company and EVER PRECISE INVESTMENT LIMITED for a nominal consideration for the purpose of holding shares for the plan participants according to the restricted shares and options granted to them under the

2019 Plan adopted in July 2019. Those 22,555,620 ordinary shares are issued but deemed not outstanding and are excluded from the number of our outstanding ordinary shares as of the date of this prospectus.

On November 18, 2019, we repurchased 8,272,000 ordinary shares.

Preferred Shares

On July 2, 2019. We issued a total of 47,600,000 series A-1 shares to IN Healthcare Limited, EASY BENEFIT INVESTMENT LIMITED, Parkland Medtech Limited, Tianjin Genetron Jun’an Business Management Partnership (Limited partnership), Tianjin Genetron Juncheng Business Management Partnership (Limited Partnership), Genetron Alliance Holdings Limited and Genetron Discovery Holdings Limited for an aggregate consideration of US$2.2 million.

On July 2, 2019. We issued a total of 19,760,000 series A-2 shares to IN Healthcare Limited, EASY BENEFIT INVESTMENT LIMITED, SUPERPOWER INVESTMENTS LTD. and Tianjin Genetron Jun’an Business Management Partnership (Limited Partnership) for an aggregate consideration of US$395.2.

On July 2, 2019. We issued a total of 43,363,500 series B shares to IN Healthcare Limited, EASY BENEFIT INVESTMENT LIMITED, Tianjin Yuanjufu Business Management Partnership (Limited Partnership), CrowdBees Holdings Limited, J&K BIOTECH INVESTMENT CO. LTD., EASY BEST INVESTMENT LIMITED, Tianjin Genetron Jun’an Business Management Partnership (Limited Partnership), Tianjin Genetron Juncheng Business Management Partnership (Limited Partnership) and Tianjin Tianshu Xingfu Corporation Management L.P. (Limited Partnership) for an aggregate consideration of US$1.4 million.

On July 2, 2019. We issued a total of 60,359,500 redeemable series C shares to EASY BENEFIT INVESTMENT LIMITED, Tianjin Kangyue Business Management Partnership (Limited Partnership), Tianjin Genetron Jun’an Business Management Partnership (Limited Partnership) and Tianjin Genetron Juncheng Business Management Partnership (Limited Partnership) for an aggregate consideration of US$43.6 million.

On November 19, 2019, we issued 15,205,000 series C-2 preferred shares to Vivo Capital Fund IX, L.P. for a consideration of US$15.0 million.

On November 19, 2019, we issued a total of 34,147,600 series D preferred shares to CICC Healthcare Investment Fund, L.P., Vivo Capital Fund IX, L.P., Alexandria Venture Investments, LLC, ETP BioHealth II Fund, L.P. and GIANT PLAN LIMITED for an aggregate consideration of US$50.0 million.

On February 19, 2020, we issued 6,829,500 series D preferred shares to CICC Healthcare Investment Fund, L.P. for consideration of US$10.0 million.

On November 18, 2019, we repurchased 3,195,500 series A-1 preferred shares, 2,216,000 series A-2 preferred shares and 1,521,500 series B preferred shares.

Award Grants

We have granted awards to purchase our ordinary shares to certain of our executive officers and employees. Upon completion of this offering, an award to purchase our ordinary shares granted under the 2019 Plan and 2019 Scheme prior to this offering will entitle the holder to purchase an equivalent number of ordinary shares.

As of the date of this prospectus, the aggregate number of our ordinary shares underlying our outstanding awards under the 2019 Plan is 23,270,320. We have not granted any awards under 2019 Scheme. See “Management—Share Incentive Plan.”

Shareholders Agreement

We entered into an shareholders agreement on November 19, 2019 with our shareholders, which consist of holders of our ordinary shares, series A-1 preferred shares, series A-2 preferred shares, series B preferred shares, series C preferred shares, series C-2 preferred shares, and series D preferred shares.

The shareholders agreement provides for certain special rights, including information and inspection rights, right of participation, right of first refusal, co-sale right, drag-along right, redemption, liquidation and protective provisions. Except for board representation right, and registration rights, all preferred shareholders’ rights will automatically terminate upon the completion of this offering.

Board Representation

So long as Vivo Capital Fund IX, L.P. holds no less than 5% of our ordinary shares on a fully-diluted and an as-converted basis, it shall be entitled to appoint and remove one director. So long as Tianjin Kangyue Business Management Partnership (Limited Partnership) holds no less than 5% of our ordinary shares on a fully-diluted and an as-converted basis, it shall be entitled to appoint and remove one director. As long as one of Mr. Sizhen Wang, Dr. Hai Yan and Dr. Weiwu He directly or indirectly hold any of our shares, they collectively shall be entitled to appoint and remove three directors.

Each of SUPERPOWER INVESTMENTS LTD., Alexandria Venture Investments, LLC, VIVO CAPITAL FUND IX, L.P. and GIANT PLAN LIMITED shall be entitled to appoint and remove one observer so long as they each continue to hold no less than 1% of our ordinary shares on a fully-diluted and an as-converted basis.

Registration Rights

Pursuant to the Shareholders Agreement dated November 19, 2019, we have granted certain registration rights to our shareholders. Such registration rights would terminate upon the six years after the completion of this offering.

Demand registration. At any time after the earlier of (i) March 31, 2021, or (ii) one hundred eighty (180) days after an initial public offering, holders of at least 10% of the registrable securities then outstanding have the right to demand that we file a registration statement covering the proposed registration. If the underwriter(s) advise(s) us in writing that marketing factors require a limitation of the number of securities to be underwritten, then we shall advise all holders of registrable securities which would otherwise be registered and underwritten. The number of shares of registrable securities to be included in such underwriting and registration shall not be reduced by more than twenty percent (20%). We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders under certain conditions, but we cannot exercise the deferral right more than once in any 12-month period.

Piggyback registration rights. If we propose to file a registration statement under the Securities Act for purposes of effecting a public offering of our securities, we will afford each holder of registrable securities an opportunity to include in such registration statement all or any part of the registrable securities then held by such holder. If the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting shall be allocated, first to us, and second, to each of the holders requesting inclusion of their registrable securities in such registration statement on a pro-rata basis based on the total number of registrable securities then held by each such holder. The underwriting as described above shall be restricted so that the number of registrable securities included in any such registration is not reduced below 25% of the aggregate number of shares of registrable securities for which inclusion has been requested.

Form F-3 registration rights. After its initial public offering, we shall use our best efforts to qualify for registration on Form S-3 or Form F-3 or any comparable or successor form promptly and to maintain such qualification thereafter. If we are qualified to use Form S-3 or Form F-3, any holder or holders shall have a right to request in writing that we effect a registration on either Form S-3 or Form F-3 and any related qualification or compliance with respect to all or a part of the registrable securities owned by such holder or holders

Expenses of registration. We will pay all expenses relating to registration other than the underwriting discounts and commissions relating to the registrable Securities sold by the holders.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent five ordinary shares (or a right to receive five ordinary shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office is located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•  Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•  Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• $.05 (or less) per ADS	• Any cash distribution to ADS holders

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

• $.05 (or less) per ADS per calendar year	• Depositary services

Persons depositing or withdrawing shares or ADS holders must pay:	For:

• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

• Expenses of the depositary	• Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•

we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	we delist our shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;

•	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•

are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•

are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•

the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 16,000,000 ADSs outstanding, representing 80,000,000 ordinary shares, or approximately 18.1% of our outstanding ordinary shares (excluding 9,523,900 and 13,031,720 ordinary shares issued to Genetron Health (Hong Kong) Limited and EVER PRECISE INVESTMENTS LIMITED, respectively, and reserved for the purpose of our employee shareholding platforms established for the restricted shares and options granted under the 2019 Plan), assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while our ADSs have been approved for listing on the [Nasdaq], we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lockup Agreements

We, our directors and executive officers, our existing shareholders and all of our award holders have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus, except that 5,000,000 ordinary shares on an as-converted basis upon the completion of this offering, which are a portion of the shares held by Tianjin Tianshu Xingfu Corporation Management L.P. (Limited Partnership), are exempted from the lock-up restrictions. In addition, through a letter agreement, we will instruct The Bank of New York Mellon, as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance. We will also agree not to provide such consent without the prior written consent of the underwriters, except for the portion of the shares held by Tianjin Tianshu Xingfu that are exempted from the lock-up restrictions. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares of the same class (excluding 9,523,900 and 13,031,720 ordinary shares issued to Genetron Health (Hong Kong) Limited and EVER PRECISE INVESTMENTS LIMITED, respectively, and reserved for the purpose of our employee shareholding platforms established for the restricted shares and options granted under the 2019 Plan), in the form of ADSs or otherwise, which will equal approximately 4,418,101 ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•

the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise on the [Nasdaq] during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers (Hong Kong), our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Shihui Partners, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision-making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including our ADS holders). In addition, nonresident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether in practice non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Material U.S. Federal Income Tax Considerations

In the opinion of Davis Polk & Wardwell LLP, the following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire ADSs. This discussion applies only to a U.S. Holder that acquires ADSs in this offering and that holds the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ADSs or ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own 10% or more of our stock by vote or value; or

•	persons holding ADSs or ordinary shares in connection with a trade or business conducted outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns ADSs or ordinary shares, the U.S. federal income tax treatment of its partners will generally depend on the status of its partners and the activities of the partnership. Partnerships owning ADSs or ordinary shares and partners in those partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is a person that is for U.S. federal income tax purposes a beneficial owner of ADSs or ordinary shares and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

Taxation of Distributions

This discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” below. Distributions other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as “dividends” for U.S. federal income tax purposes. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid on our ADSs to certain non-corporate U.S. investors are taxable at the favorable rates applicable to long-term capital gains for so long as our ADSs are listed on the Nasdaq Global Market or if in future we are eligible for benefits under the Treaty. The favorable rate does not apply if the non-U.S. corporation is a passive foreign investment company, or PFIC, for the year the dividend is paid or the preceding year. Non-corporate U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Dividends will be included in a U.S. Holder’s income generally on the date of the U.S. Holder’s, or in the case of ADSs, the Depositary’s, receipt. The amount of any dividend income paid in currency other than U.S. dollars will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on that date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by the Company may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include amounts withheld in respect of any PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of ADSs or ordinary shares

This discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” below. For U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of ADSs or ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.

As described in “—People’s Republic of China Taxation” above, gains on the sale of ADSs or ordinary shares may be subject to PRC taxes if we are treated as a PRC resident enterprise for PRC tax purposes. A U.S. Holder will be entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source income for foreign tax credit purposes and therefore claim foreign tax credits in respect of PRC taxes on disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which could be volatile). Furthermore, we raised a substantial amount of cash during our financing activities and will hold a substantial amount of cash following this offering and therefore our risk of being a PFIC for any taxable year will increase if our market capitalization declines. Moreover, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us for these purposes. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

If we were a PFIC for any taxable year and any entity in which we own or are treated as owning equity interests (including our VIE and its subsidiaries) were also a PFIC (any such entity, a “Lower-tier PFIC”), a U.S. Holder would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive the proceeds of those distributions or dispositions.

In general, if we were a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or ordinary shares would be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period for the ADSs or ordinary shares, whichever is shorter, such distributions would be subject to taxation in the same manner. If we were a PFIC for any taxable year during which a U.S. Holder owned ADSs or ordinary shares, we would generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owned ADSs or ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder made a timely “deemed sale” election, in which case any gain on the deemed sale would be taxed under the PFIC rules described above.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” as defined in applicable Treasury regulations, a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq Global Market, where our ADSs are expected to be listed, is a qualified exchange for this purpose. U.S. Holders will not be able to make a mark-to-market election with respect to Lower-tier PFICs, if any. Accordingly, if we were a PFIC for any taxable year, a U.S. Holder that made the mark-to-market election would continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any Lower-tier PFICs.

If a U.S. Holder make the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year in which we were a PFIC over their adjusted tax basis, and would recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder made the election, the U.S. Holder’s tax basis in the ADSs would be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when the Company is a PFIC would be treated as ordinary income and any loss would be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder made the mark-to-market election, distributions paid on ADSs would be treated as discussed under “—Taxation of Distributions” above, but subject to the discussion in the immediately preceding paragraph.

If we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

We do not intend to provide the information that would otherwise enable U.S. Holders to make a “qualified electing fund election,” which would have resulted in alternate treatment if we were a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder owned any ADSs or ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service.

U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds from the sale or exchange of our ADSs or ordinary shares, that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding, generally on Internal Revenue Service Form W-9. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ADSs or ordinary shares, or non-U.S. accounts through which ADSs or ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs or ordinary shares.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and China International Capital Corporation Hong Kong Securities Limited are acting as representatives, the following respective numbers of ADSs:

Underwriters	Number of ADSs
Credit Suisse Securities (USA) LLC
China International Capital Corporation Hong Kong Securities Limited
BTIG, LLC
Canaccord Genuity LLC

Total	16,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker/dealers registered with the SEC. China International Capital Corporation Hong Kong Securities Limited is not a broker/dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker/dealers in compliance with applicable laws and regulations.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 2,400,000 additional ADSs from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of ADSs.

The underwriters propose to offer ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of US$             per ADS. The underwriters and selling group members may allow a discount of US$             per ADS on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

Several existing shareholders and their affiliates have indicated an interest in purchasing up to an aggregate of US$54 million of ADSs in this offering. Among them, VIVO Entities, one of our principal shareholders, an affiliate of Easy Benefit Entities, one of our principal shareholders, and ETP, an affiliate of Mr. Weiwu He, our co-founder and Chairman of the Board of the Directors, and one of our principal shareholders, have indicated interests in purchasing up to US$30 million, US$10 million and US$5 million, respectively, of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. If VIVO Entities, Easy Benefit Entities or ETP is allocated all or a portion of such ADSs and purchases any such ADSs, such purchase may reduce the available public float for the ADSs. As a result, any purchase of ADSs by VIVO Entities, Easy Benefit Entities or ETP in this offering may reduce the liquidity of the ADSs relative to what it would have been had these ADSs been purchased by the public. Such indications of interest are not binding agreements or commitments to purchase, and we and the underwriters are currently under no obligations to sell any ADSs to such investors.

The following table summarizes the compensation and estimated expenses we will pay:

	Per ADS		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We have agreed to pay all fees and expenses that we incur in connection with the offering. We have agreed to reimburse the underwriters for certain expenses in an amount not to exceed US$            .

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any ADSs, our ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and China International Capital Corporation Hong Kong Securities Limited for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

Our officers, directors, existing shareholders and all of our award holders have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs, our ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or our ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of ADSs or our ordinary shares, whether any of these transactions are to be settled by delivery of ADSs or our ordinary shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and China International Capital Corporation Hong Kong Securities Limited for a period of 180 days after the date of this prospectus (the “Lock-up Period”); except that 5,000,000 ordinary shares on an as-converted basis upon the completion of this offering, which are a portion of the shares held by Tianjin Tianshu Xingfu Corporation Management L.P. (Limited Partnership) (“Tianjin Tianshu Xingfu”), are exempted from the lock-up restrictions. Moreover, certain of our shareholders have pledged certain of our shares (the “Pledged Shares”) to secure borrowings and entered into several deeds of share charge (the “Share Charges”) with the lenders. See “Principal Shareholders,” footnotes (1), (3), (4), (5), (6) and (10). These shareholders have agreed that, during the Lock-up Period, in cases of transfers of the shares to the lenders upon any bona fide enforcement of the pledge, which are exempted from the lock-up restrictions, they will use their best efforts to have the lenders enter into similar lock-up agreements before the transfers. The lenders have undertaken, subject to certain exceptions, that, during the Lock-up Period, they will not exercise any right or remedy to sell or dispose of any of the Pledged Shares to a third-party purchaser following a default under the Share Charge, unless such purchaser has, before such sale or disposal, agreed in writing with the underwriters to enter into a lock-up letter with respect to the Pledged Shares.

In addition, through a letter agreement, we will instruct The Bank of New York Mellon, as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance. We will also agree not to provide such consent without the prior written consent of the underwriters, except for the portion of the shares held by Tianjin Tianshu Xingfu that are exempted from the lock-up restrictions. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

We have applied to list the ADSs on the Nasdaq Global Market.

Prior to this offering, there has been no public market for the ADSs. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the ADSs following this offering. The principal factors that were considered in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active trading market for the ADSs will develop and continue after this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of ADSs or preventing or retarding a decline in the market price of ADSs. As a result the price of ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	“sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)

“sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	person associated with the company under section 708(12) of the Corporations Act; or

(iv)	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

(b)

you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Bermuda

ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons

(including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The ADSs may be offered to companies incorporated under the British Virgin Islands Business Companies Act, 2004, or BVI Companies, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), no ADSs have been offered or will be offered pursuant to this offering to the public in that Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require us to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland

The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq listing fee, all amounts are estimates.

SEC Registration Fee	US$	32,242
Nasdaq Listing Fee	US$	150,000
FINRA Filing Fee	US$	37,760
Printing and Engraving Expenses	US$	201,300
Legal Fees and Expenses	US$	2,436,000
Accounting Fees and Expenses	US$	1,323,000
Miscellaneous	US$	863,000

Total	US$	5,043,302

LEGAL MATTERS

We are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters of U.S. federal securities and New York state law. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Clifford Chance US LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Walkers (Hong Kong). Legal matters as to PRC law will be passed upon for us by Shihui Partners and for the underwriters by Fangda Partners. Davis Polk & Wardwell LLP may rely upon Walkers (Hong Kong) with respect to matters governed by Cayman Islands law and Shihui Partners with respect to matters governed by PRC law. Clifford Chance US LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

The financial statements as of December 31, 2017, 2018 and 2019 and for each of the three years in the period ended December 31, 2019 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of PricewaterhouseCoopers Zhong Tian LLP is located at 6/F., DBS Bank Tower, 1318 Lu Jia Zui Ring Road, Pudong New Area, Shanghai, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Genetron Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Genetron Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2019, 2018 and 2017, and the related consolidated statements of loss, comprehensive loss, changes in shareholders’ deficit and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Changes in Accounting Principle

As discussed in Note 2.2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

June 4, 2020

We have served as the Company’s auditor since 2018.

GENETRON HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF LOSS

		Year ended December 31,
	Notes	2017	2018	2019	2019
		RMB’000	RMB’000	RMB’000	US$’000
					Note 2.5(d)
Revenue	6	101,033	225,176	323,425	45,676
Cost of revenue		(74,211)	(132,450)	(178,435)	(25,200)

Gross profit		26,822	92,726	144,990	20,476

Selling expenses		(94,569)	(182,474)	(253,558)	(35,809)
Administrative expenses		(45,486)	(88,233)	(117,169)	(16,547)
Research and development expenses		(45,777)	(71,411)	(91,697)	(12,950)
Net impairment losses on financial and contract assets		(483)	(658)	(2,733)	(386)
Other income - net	9	6,953	17,074	13,297	1,878

Operating expenses		(179,362)	(325,702)	(451,860)	(63,814)

Operating loss		(152,540)	(232,976)	(306,870)	(43,338)

Finance income	10	676	1,615	2,483	351
Finance costs	10	(10,669)	—	(11,704)	(1,653)

Finance (costs)/income - net	10	(9,993)	1,615	(9,221)	(1,302)

Financial instruments with preferred rights
- loss on fair value changes	29	(258,106)	(233,632)	(333,401)	(47,085)
- other loss	29	—	—	(26,542)	(3,749)

Loss before income tax		(420,639)	(464,993)	(676,034)	(95,474)

Income tax expense	11	—	—	—	—

Loss for the year		(420,639)	(464,993)	(676,034)	(95,474)

Loss attributable to:
Owners of the Company		(420,639)	(464,993)	(676,034)	(95,474)

Loss per share		RMB	RMB	RMB	US$

- Basic and diluted	12	(4.64)	(4.09)	(5.41)	(0.76)

The accompanying notes are an integral part of these consolidated financial statements.

GENETRON HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31,
	Notes	2017	2018	2019	2019
		RMB’000	RMB’000	RMB’000	US$’000
					Note 2.5(d)
Loss for the year		(420,639)	(464,993)	(676,034)	(95,474)

Other comprehensive income/(loss)

Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(242)	141	(1,824)	(258)

Items that will not be reclassified to profit or loss
Changes in fair value of financial instruments with preferred rights due to own credit risk	29	2,378	(9,061)	(17,299)	(2,443)

Other comprehensive income/(loss) for the year, net of tax		2,136	(8,920)	(19,123)	(2,701)

Total comprehensive loss for the year		(418,503)	(473,913)	(695,157)	(98,175)

Total comprehensive loss attributable to:
Owners of the Company		(418,503)	(473,913)	(695,157)	(98,175)

The accompanying notes are an integral part of these consolidated financial statements.

GENETRON HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

		As at December 31,
	Notes	2017	2018	2019	2019
		RMB’000	RMB’000	RMB’000	US$’000
					Note 2.5(d)

ASSETS
Non-current assets
Property, plant and equipment	13	65,303	82,551	83,013	11,724
Right-of-use assets	14(a)(i)	—	—	43,182	6,098
Intangible assets	15	3,882	3,395	5,482	774
Prepayments for purchase of non-current assets		4,903	7,805	12,679	1,791

Total non-current assets		74,088	93,751	144,356	20,387

Current assets
Inventories	17	12,769	21,615	17,896	2,527
Contract assets	6	2,809	2,341	1,020	144
Other current assets	18	25,800	37,489	43,711	6,173
Trade receivables	19	11,476	38,252	83,757	11,829
Other receivables and prepayments	20	16,544	23,562	19,526	2,758
Amounts due from related parties	32(c)	3,030	6,704	1,064	150
Financial assets at fair value through profit or loss	21	252,915	38,597	122,224	17,261
Cash and cash equivalents	22	42,030	62,126	139,954	19,765

Total current assets		367,373	230,686	429,152	60,607

Total assets		441,461	324,437	573,508	80,994

LIABILITIES
Non-current liabilities
Financial instruments with preferred rights	29	1,018,019	1,320,712	2,106,334	297,471
Borrowings	27	—	—	3,643	514
Lease liabilities	14(a)(ii)	—	—	29,124	4,113

Total non-current liabilities		1,018,019	1,320,712	2,139,101	302,098

Current liabilities
Trade payables		8,849	11,897	49,955	7,055
Contract liabilities	6	3,399	8,867	18,189	2,569
Other payables and accruals	28	33,380	47,007	109,683	15,490
Amounts due to related parties	32(c)	—	—	34	5
Borrowings	27	—	—	19,514	2,756
Lease liabilities	14(a)(ii)	—	—	15,363	2,169

Total current liabilities		45,628	67,771	212,738	30,044

Total liabilities		1,063,647	1,388,483	2,351,839	332,142

Net (liabilities)/assets		(622,186)	(1,064,046)	(1,778,331)	(251,148)

SHAREHOLDERS’ (DEFICIT)/EQUITY
(Deficit)/equity attributable to owners of the Company
Share capital	23	—	—	17	2
Share premium		—	—	—	—
Treasury shares	24	(10,772)	(8,363)	(3,578)	(505)
Capital reserve	25(a)	37,550	37,550	—	—
Other reserves	25(b),(c),(d)	53,986	74,710	69,207	9,774
Accumulated losses		(702,950)	(1,167,943)	(1,843,977)	(260,419)

Total shareholders’ (deficit)/equity		(622,186)	(1,064,046)	(1,778,331)	(251,148)

The accompanying notes are an integral part of these consolidated financial statements.

GENETRON HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Notes	Share capital (Note 23)	Treasury shares (Note 24)	Capital reserve (Note 25(a))	Share-based compensation reserve (Note 25(b))	Other reserve (Note 25(c))	Other comprehensive losses (Note 25(d))	Accumulated losses	Total shareholders’ deficit
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2017		—	(14,221)	35,376	19,778	14,606	(3,229)	(282,311)	(230,001)

Comprehensive income/(loss)
Loss for the year		—	—	—	—	—	—	(420,639)	(420,639)
Exchange differences		—	—	—	—	—	(242)	—	(242)
Changes in fair value of financial instruments with preferred rights due to own credit risk	29	—	—	—	—	—	2,378	—	2,378

		—	—	—	—	—	2,136	(420,639)	(418,503)

Transactions with owners
Issue of restricted shares	26(c)	—	(2,174)	2,174	—	—	—	—	—
Vesting of restricted shares		—	5,623	—	(17,535)	17,535	—	—	5,623
Share-based compensations	26(d)	—	—	—	20,695	—	—	—	20,695

		—	3,449	2,174	3,160	17,535	—	—	26,318

Balance at December 31, 2017		—	(10,772)	37,550	22,938	32,141	(1,093)	(702,950)	(622,186)

GENETRON HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (Continued)

	Notes	Share capital (Note 23)	Treasury shares (Note 24)	Capital reserve (Note 25(a))	Share-based compensation reserve (Note 25(b))	Other reserve (Note 25(c))	Other comprehensive losses (Note 25(d))	Accumulated losses	Total shareholders’ deficit
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2018		—	(10,772)	37,550	22,938	32,141	(1,093)	(702,950)	(622,186)

Comprehensive income/(loss)
Loss for the year		—	—	—	—	—	—	(464,993)	(464,993)
Exchange differences		—	—	—	—	—	141	—	141
Changes in fair value of financial instruments with preferred rights due to own credit risk	29	—	—	—	—	—	(9,061)	—	(9,061)

		—	—	—	—	—	(8,920)	(464,993)	(473,913)

Transactions with owners
Vesting of restricted shares		—	2,409	—	(7,513)	7,513	—	—	2,409
Share-based compensations	26(d)	—	—	—	29,644	—	—	—	29,644

		—	2,409	—	22,131	7,513	—	—	32,053

Balance at December 31, 2018		—	(8,363)	37,550	45,069	39,654	(10,013)	(1,167,943)	(1,064,046)

The accompanying notes are an integral part of these consolidated financial statements.

GENETRON HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (Continued)

	Notes	Share capital (Note 23)	Treasury shares (Note 24)	Capital reserve (Note 25(a))	Share-based compensation reserve (Note 25(b))	Other reserve (Note 25(c))	Other comprehensive losses (Note 25(d))	Accumulated losses	Total shareholders’ deficit
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2019		—	(8,363)	37,550	45,069	39,654	(10,013)	(1,167,943)	(1,064,046)

Comprehensive loss
Loss for the year		—	—	—	—	—	—	(676,034)	(676,034)
Exchange differences		—	—	—	—	—	(1,824)	—	(1,824)
Changes in fair value of financial instruments with preferred rights due to own credit risk	29	—	—	—	—	—	(17,299)	—	(17,299)

		—	—	—	—	—	(19,123)	(676,034)	(695,157)

Transactions with owners
Issuance of ordinary shares	23(iv)	18	—	—	—	—	—	—	18
Repurchase of ordinary shares	23(v)	(1)	—	(35,174)	—	(22,264)	—	—	(57,439)
Re-designation of treasury shares	24	—	2,376	(2,376)	—	—	—	—	—
Vesting of restricted shares		—	2,409	—	(7,513)	7,513	—	—	2,409
Share-based compensations	26(d)	—	—	—	35,884	—	—	—	35,884

		17	4,785	(37,550)	28,371	(14,751)	—	—	(19,128)

Balance at December 31, 2019		17	(3,578)	—	73,440	24,903	(29,136)	(1,843,977)	(1,778,331)

The accompanying notes are an integral part of these consolidated financial statements.

GENETRON HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2017	2018	2019	2019
		RMB’000	RMB’000	RMB’000	US$’000
					Note 2.5(d)
Cash flows from operating activities

Cash used in operations	30(a)	(129,920)	(201,016)	(196,957)	(27,816)

Net cash used in operating activities		(129,920)	(201,016)	(196,957)	(27,816)

Cash flows from investing activities

Purchase of property, plant and equipment		(19,167)	(43,910)	(21,323)	(3,011)

Proceeds from sale of property, plant and equipment		—	—	4,940	698
Purchase of intangible assets		(2,167)	(3,515)	(4,261)	(602)
Purchase of wealth management products		(890,020)	(895,140)	(479,100)	(67,662)
Redemption of wealth management products		711,560	1,109,675	395,697	55,883
Investment income from wealth management products		1,801	6,929	723	102
Loans to a related party	32(b)(ii)	—	(43,550)	(5,000)	(706)
Repayments of loans to a related party	32(b)(ii)	—	41,000	11,517	1,627

Net cash (used in)/generated from investing activities		(197,993)	171,489	(96,807)	(13,671)

Cash flows from financing activities

Proceeds from issuance of restricted shares	26(c)	2,174	—	—	—

Proceeds from issuance of ordinary shares	23(iv)	—	—	18	3
Proceeds from issuance of financial instruments with preferred rights	30(b), 29	350,000	60,000	456,568	64,480
Issuance costs of financial instruments with preferred rights		—	(10,600)	(6,303)	(890)
Repurchase of ordinary shares		—	—	(54,479)	(7,694)
Repurchase of financial instruments with preferred rights	30(b)	—	—	(43,279)	(6,112)
Proceeds from an investor upon reorganization	30(b), 28	—	—	15,000	2,118
Proceeds from borrowings	30(b)	15,000	—	32,955	4,654
Repayments of borrowings	30(b)	(15,000)	—	(9,798)	(1,384)
Proceeds from loans from a related party	30(b), 32(b)(ii)	6,000	—	35,000	4,943
Repayments of loans from a related party	30(b), 32(b)(ii)	(6,000)	—	(35,000)	(4,943)
Principal elements of lease payments		—	—	(12,286)	(1,735)
Interest paid		(669)	—	(5,396)	(762)
Payments in relation to listing expenses		—	—	(1,269)	(180)

Net cash generated from financing activities		351,505	49,400	371,731	52,498

Net increase in cash and cash equivalents		23,592	19,873	77,967	11,011

Cash and cash equivalents at beginning of year		18,360	42,030	62,126	8,774
Exchange differences		78	223	(139)	(20)

Cash and cash equivalents at end of year	22	42,030	62,126	139,954	19,765

The accompanying notes are an integral part of these consolidated financial statements.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information, reorganization and basis of presentation

1.1	General information

Genetron Holdings Limited (the “Company”) was incorporated in the Cayman Islands on April 9, 2018 as an exempted company with limited liability under the Companies Law (2020 Revision) of the Cayman Islands. The address of the Company’s registered office is at the office of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1 - 9008, Cayman Islands.

The Company, its subsidiaries, its controlled structured entity (“variable interest entity” or “VIE”) and its subsidiaries (“subsidiaries of VIE”) are collectively referred to as the “Group”. The Group is principally engaged in precision oncology testing and development services (the “Listing Business”) in the People’s Republic of China (“PRC” or “China”).

1.2	Reorganization

Prior to the incorporation of the Company and the completion of the reorganization as described below, the Listing Business was carried out by Genetron Health (Beijing) Co., Ltd. (“Genetron Health”) and its subsidiaries (collectively the “Operating Companies”).

Genetron Health was incorporated in the PRC on May 7, 2015 with Mr. Weiwu He, Mr. Sizhen Wang and Mr. Hai Yan considered as founding individuals (collectively the “Founders”).

The Group completed a few rounds of financing from investors through issuing certain shares with preferred rights (“Preferred Shares”), details of which are disclosed in Note 29.

Incorporation of overseas companies and wholly foreign-owned enterprise

For the purpose of preparation for the listing of the shares of the Company, the Group underwent a group reorganization (the “Reorganization”) to establish the Company as the ultimate holding company. The Reorganization mainly involves the following:

(i)	On April 9, 2018, the Company was incorporated in the Cayman Islands with an authorized share capital of US$50,000 divided into 500,000,000 ordinary shares with a par value of US$0.0001 each.

(ii)	On June 6, 2018, Genetron Health (Hong Kong) Company Limited (“Genetron HK”) was incorporated in Hong Kong (“HK”) as a direct wholly-owned subsidiary of the Company.

(iii)	On March 8, 2019, Genetron (Tianjin) Co., Ltd. (“Genetron TJ”) was established in the PRC as a wholly foreign-owned enterprise with Genetron HK being its sole equity holder.

(iv)

On July 2, 2019, the Company conducted a 1:5 share sub-division to amend its authorized share capital to 2,500,000,000 ordinary shares with a par value of US$0.00002 each in accordance with the resolution of the shareholders of the Company.

(v)

Pursuant to a series of contractual arrangements in July 2019 (collectively referred to as the “Contractual Arrangements”) between Genetron TJ, Genetron Health and its respective equity holders, Genetron TJ is able to effectively control and receive substantially all the economic benefits of the business and operations of Genetron Health and its subsidiaries. Accordingly Genetron Health and its subsidiaries are treated as VIE and subsidiaries of VIE respectively which became controlled entities of the Company.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information, reorganization and basis of presentation (Continued)

1.2	Reorganization (Continued)

Incorporation of overseas companies and wholly foreign-owned enterprise (Continued)

Upon completion of the Reorganization, each of the equity holders of Genetron Health became the shareholders of the Company with substantially the same rights and shareholding percentages in Genetron Health before and after the Reorganization, and the Company became the holding company of the companies now comprising the Group. The historical fundings (excluding those from Preferred Shares) provided to Genetron Health for the Listing Business are presented as contributions to the Group which are recorded in “Capital reserve” in the consolidated balance sheets.

As of December 31, 2019, the Group has direct or indirect interests in the following subsidiaries, VIE and subsidiaries of VIE:

Company name	Place and date of incorporation	Registered capital	Effective equity interest held	Principal activities
Directly held:

Genetron HK	Hong Kong, June 6, 2018	HK$10,000	100%	Investment holding

Indirectly held:

Genetron TJ	Tianjin, PRC March 8, 2019	RMB500,000,000	100%	Biotechnology development and technical services

VIE:

Genetron Health	Beijing, PRC May 7, 2015	RMB70,958,900	100%	Gene-related detection services

Subsidiaries of VIE:

Shanghai Genetron Bio-Technology Co., Ltd.	Shanghai, PRC July 8, 2015	RMB20,000,000	100%	Investment holding

Hangzhou Genetron Bio-Technology Co., Ltd.	Hangzhou, PRC October 8, 2015	RMB10,000,000	100%	Investment holding

Chongqing Genetron Bio-Technology Co., Ltd.	Chongqing, PRC March 1, 2016	RMB20,000,000	100%	Investment holding and IVD products sales

Beijing Genetron Biotechnology Co., Ltd.	Beijing, PRC March 11, 2016	RMB20,000,000	100%	Investment holding

Nanjing Genetron Bio-Technology Co., Ltd.*	Nanjing, PRC January 26, 2018	RMB40,000,000	100%	Investment holding

Guangzhou Genetron Biotechnology Co., Ltd.	Guangzhou, PRC July 4, 2019	RMB10,000,000	100%	Investment holding

Hangzhou Genetron Medical Laboratory Co., Ltd.	Hangzhou, PRC April 24, 2014	RMB10,000,000	100%	Gene-related detection services

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information, reorganization and basis of presentation (Continued)

1.2	Reorganization (Continued)

Incorporation of overseas companies and wholly foreign-owned enterprise (Continued)

Company name	Place and date of incorporation	Registered capital	Effective equity interest held	Principal activities

Beijing Genetron Medical Laboratory Co., Ltd.	Beijing, PRC November 5, 2015	RMB8,510,000	100%	Gene-related detection services

Shanghai Genetron Medical Laboratory Co., Ltd.	Shanghai, PRC December 14, 2015	RMB30,000,000	100%	Gene-related detection services

Chongqing Genetron Medical Laboratory Co., Ltd.	Chongqing, PRC August 11, 2016	RMB20,000,000	100%	Gene-related detection services

Nanjing Genetron Medical Laboratory Co., Ltd.*	Nanjing, PRC February 9, 2018	RMB40,000,000	100%	Gene-related detection services

Guangzhou Genetron Medical Laboratory Co., Ltd.	Guangzhou, PRC July 8, 2019	RMB10,000,000	100%	Gene-related detection services

Shanghai Junran Bio-Technology Co., Ltd.	Shanghai, PRC July 1, 2019	RMB1,000,000	100%	Biotechnology development and technical services

Genetron Health Technologies, Inc.	Delaware, United Stated of America April 28, 2015	US$10,000,000	100%	Research services

Zhuhai Genetron Junhe Investment Management Co. (Limited Partnership) (“Junhe”) (Note)	Zhuhai, PRC September 13, 2017	RMB5,000,000	100%	Employee share scheme management

*	deregistered in March 2020.

Note:

Junhe was established for the purpose of holding shares for the Group’s share incentive plan (“Share Incentive Plan”). The Company consolidated Junhe as the Group has power to govern the relevant activities of Junhe and can derive benefits from the contributions of the eligible employees who are awarded with the shares under the Share Incentive Plan.

Except for Genetron HK and Genetron TJ which are controlled by the Company through direct or indirect equity ownerships, other subsidiaries are controlled by the Company mainly through Contractual Arrangements. The details of the Contractual Arrangements are disclosed in Note 2.4.1(a).

1.3	Basis of presentation

Immediately prior to and after the Reorganization, the Listing Business was operated by Genetron Health and its subsidiaries. Pursuant to the Reorganization, the Listing Business was transferred to and held by the Company through the Operating Companies. The Company has not been involved in any other business prior to the Reorganization and does not meet the definition of a business. The Reorganization is merely a reorganization of the Listing Business with no change in management of such business. Accordingly, the Group resulting from the Reorganization is regarded as a recapitalization of the Listing

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information, reorganization and basis of presentation (Continued)

1.3	Basis of presentation (Continued)

Business under the Operating Companies for the purpose of these financial statements. The financial statements of the Group have been prepared on a consolidated basis as if the Reorganization had occurred historically and are presented using the carrying values of the assets, liabilities and operating results of the Listing Business under the Operating Companies.

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

These consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through profit or loss and financial instruments with preferred rights.

The financial statements were authorized for issue by the board of directors of the Company on June 4, 2020.

Going concern

As at December 31, 2019, the Group had net liabilities of RMB1,778,331,000, accumulated losses of RMB1,843,977,000 and net current assets of RMB216,414,000. For the year ended December 31, 2019, the Group had net operating loss of RMB306,870,000 and net operating cash outflow of RMB196,957,000.

The principal sources of funding have historically been continuous cash contributions from equity holders and preferred shareholders amounting to approximately RMB1,102 million up to December 31, 2019, subsequent to which a cash financing of US$10 million was further received in February 2020 from a preferred shareholder (Note 33(a)). Furthermore preferred shareholders of all series have extended the redemption dates of their corresponding Preferred Shares totally of about RMB2 billion from March 31, 2021 to March 31, 2022 upon failure of a qualified IPO (Note 29(c)(i), Note 33(c)).

During 2020 the Group obtained new and extended bank facilities totalled RMB60 million and RMB5 million respectively, with a total loan amount of RMB45 million having been drawn up to the date of issuance of these financial statements (Note 33(b)).

Taking these into consideration the directors believe that the Group will have sufficient available financial resources generated by these financing activities and normal operating revenues to meet its obligations falling due and working capital requirements in the next twelve months from the date of issuance of these financial statements. Accordingly, the directors of the Company consider that it is appropriate to prepare the consolidated financial statements on a going concern basis.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.2	New standards, amendments to standards and interpretations adopted by the Group

The Group has applied the following for the first time for their annual reporting period commencing January 1, 2019:

• IFRS 16	Leases

• Amendments to IAS 19	Plan Amendment, Curtailment or Settlement

• Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures

• Amendments to IFRS 9	Prepayment Features with Negative Compensation

• IFRIC 23	Uncertainty over Income Tax Treatments

The impact of the adoption of the leasing standard and the new accounting policies that have been applied from January 1, 2019 are disclosed below and in Note 2.28 respectively. The other standards did not have any significant impact on the Group’s accounting policies and did not require retrospective adjustments.

The Group has adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparatives for the 2018 and 2017 reporting periods, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as “operating leases” under the principles of IAS 17 “Leases”. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was approximately 5%.

(a)	Practical expedients applied

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics,

•	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases, and

•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and IFRIC 4 “Determining whether an Arrangement contains a Lease”.

(b)	Measurement of lease liabilities

RMB’000
Operating lease commitments disclosed as at December 31, 2018	27,324
Less: short-term leases recognized on a straight-line basis as expense	(612)

26,712
Less: Interest discount calculated using the lessee’s incremental borrowing rate at the date of initial application	(1,964)
Add: Adjustments as a result of extension options (Note 4(d))	16,670

Lease liabilities recognized as at January 1, 2019 (Note 14(a)(ii))	41,418

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.2	New standards, amendments to standards and interpretations adopted by the Group (Continued)

(c)	Measurement of right-of-use assets

Right-of-use assets were measured at the amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as at

December 31, 2018. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

(d)	Adjustments recognized on adoption of IFRS 16

The change in accounting policy affected the following items in the balance sheet on January 1, 2019:

•	Right-of-use assets – increase by RMB42,611,000

•	Other receivables and prepayments – decrease by RMB1,193,000

•	Lease liabilities – increase by RMB41,418,000

There was no impact on accumulated losses on January 1, 2019.

The net loss and loss per share of the Group increased by RMB1,873,000 and RMB0.01 per share respectively for the year ended December 31, 2019 as a result of the adoption of IFRS 16.

2.3	New standards, amendments to standards and interpretations not yet adopted

Effective for annual periods beginning on or after
Amendments to IAS 1 and IAS 8	Definition of Material	January 1, 2020
Amendments to IFRS 3	Definition of a Business	January 1, 2020
Amendments to IFRS 9, IAS 39 and IFRS 17	Interest Rate Benchmark Reform	January 1, 2020
IFRS 17	Insurance Contracts	January 1, 2021
Amendments to IAS 1	Classification of Liabilities	January 1, 2022
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

There are no new standards, amendments to existing standards or interpretations that are not yet effective and would be expected to have a material impact to the Group.

2.4	Subsidiaries

2.4.1	Consolidation

A subsidiary is an entity (including VIE, as stated in Note 1.1 above) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Intra-group transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

(a)	Subsidiaries controlled through Contractual Arrangements

As described in Note 1.2(v), a wholly-owned subsidiary of the Company, Genetron TJ has entered into the Contractual Arrangements, including the Shareholder Voting Rights Entrustment Agreement, Spousal

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.4	Subsidiaries (Continued)

2.4.1	Consolidation (Continued)

(a)	Subsidiaries controlled through Contractual Arrangements (Continued)

Consent Letter, Equity Interest Pledge Agreement, Exclusive Business Cooperation Agreement and Exclusive Option Agreement with Genetron Health and its equity holders.

(i)	Agreements that provide the Company with effective control over Genetron Health

Shareholder Voting Rights Entrustment Agreement

Pursuant to this agreement among Genetron TJ, Genetron Health and the shareholders of Genetron Health, these shareholders irrevocably authorize Genetron TJ or any person(s) designated by Genetron TJ to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of Genetron Health, including, but not limited to, the right to call and attend shareholders’ meetings, execute and deliver any and all written resolutions and meeting minutes as a shareholder, vote by itself or by proxy on any matters discussed on shareholders’ meetings, sell, transfer, pledge or dispose of any or all of the shares, nominate, appoint or remove the directors, supervisors and senior management, and other shareholders rights conferred by the articles of association of Genetron Health and the relevant laws and regulations.

Spousal Consent Letter

The spouse of each of Mr. Sizhen Wang and certain other individuals has signed a spousal consent letter. Under the spousal consent letter, the spouse unconditionally and irrevocably waives any rights or entitlements whatsoever to such shares that may be granted to her pursuant to applicable laws and undertakes not to make any assertion of rights to such shares. The spouse agrees and undertakes that she will take all necessary actions to ensure the proper performance of the Contractual Arrangements, and will be bound by the Contractual Arrangements in case she obtains any equity of Genetron Health due to any reason.

Equity Interest Pledge Agreement

Pursuant to this agreement among Genetron TJ and the shareholders of Genetron Health, the shareholders of Genetron Health have pledged 100% equity interest in Genetron Health in favor of Genetron TJ to guarantee the performance by Genetron Health and its shareholders of their obligations under the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement and any other agreements to be executed among Genetron TJ, Genetron Health and the shareholders from time to time. If Genetron Health or its shareholders breach their contractual obligations under these agreements, Genetron TJ, as pledgee, will have the right to dispose of the pledged shares entirely or partially. The shareholders of Genetron Health also agreed, without Genetron TJ’s prior written consent, not to transfer the pledged shares, establish or permit the existence of any security interest or other encumbrance on the pledged shares, or dispose of the pledged shares by any other means, except by the performance of the Exclusive Option Agreement.

(ii)	Agreements that allow the Company to receive economic benefits from Genetron Health

Exclusive Business Cooperation Agreement

Pursuant to this agreement between Genetron TJ and Genetron Health, Genetron TJ or its designated entities affiliated has the exclusive right to provide Genetron Health with technical support, business

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.4	Subsidiaries (Continued)

2.4.1	Consolidation (Continued)

(a)	Subsidiaries controlled through Contractual Arrangements (Continued)

(ii)	Agreements that allow the Company to receive economic benefits from Genetron Health (Continued)

Exclusive Business Cooperation Agreement (Continued)

support and consulting services in return for fees equal to 100% of the consolidated net profits of Genetron Health. Without Genetron TJ’s prior written consent, Genetron Health shall not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party, or enter into any similar agreement with any third party. Genetron TJ has the right to determine the service fee charged to Genetron Health under this agreement by considering, among other things, the complexity of the services, the time spent by employees of Genetron TJ to provide the services, contents and commercial value of the service provided, as well as the benchmark price of similar services in the market. Genetron TJ will have the exclusive ownership of all intellectual property rights developed by performance of this agreement.

(iii)	Agreements that provide the Company with the option to purchase the equity interests in Genetron Health

Exclusive Option Agreement

Pursuant to this agreement among Genetron TJ, Genetron Health and its shareholders, the shareholders of Genetron Health irrevocably granted Genetron TJ or any third party designated by Genetron TJ an exclusive option to purchase all or part of their equity interests in Genetron Health at the lowest price permitted by applicable PRC laws. Those shareholders further undertake that they will neither allow the encumbrance of any security interest in Genetron Health, except for the pledge created pursuant to the Equity Interest Pledge Agreement, nor transfer, mortgage or otherwise dispose of their legal or beneficial interests in Genetron Health without the prior written consent of Genetron TJ, and will cause the shareholders’ meeting and/or the board of directors and/or the executive directors of Genetron Health not to approve such proposal.

In the opinion of the Company’s management, the Contractual Arrangements enable Genetron TJ and the Group to:

-	exercise effective control over Genetron Health;

-	receive substantially all of the economic benefits of Genetron Health; and

-	have an exclusive option to purchase all or part of the equity interest in and/or assets of Genetron Health when and to the extent permitted by laws.

The Group does not have any equity interests in Genetron Health. As a result of the Contractual Arrangements, the Group has rights to variable returns from its involvement in Genetron Health and has the ability to affect those returns through its power over Genetron Health, and is thereby considered to control Genetron Health. Consequently, the Company regards Genetron Health as an indirect subsidiary under IFRS. The Group has included the financial position and results of Genetron Health and its subsidiaries in the consolidated financial statements. There is currently no contractual arrangement that requires the Company to provide additional financial support to the VIE.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.4	Subsidiaries (Continued)

2.4.1	Consolidation (Continued)

(b)	Risks in relation to VIE and subsidiaries of VIE

After completion of the Reorganization, a significant part of the Group’s business is conducted through VIE and subsidiaries of VIE. The Company becomes the primary beneficiary through the Contractual Arrangements. In the opinion of management, the Contractual Arrangements are in compliance with PRC laws and are legally enforceable. However, uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules could limit the Company’s ability to enforce the Contractual Arrangements.

In March 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which became effective on January 1, 2020. Among other things, the PRC Foreign Investment Law defines the “foreign investment” as investment activities in China by foreign investors in a direct or indirect manner, including those circumstances explicitly listed above as establishing new projects or foreign invested enterprises or acquiring shares of enterprises in China, and other approaches of investment as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law leaves uncertainty as to whether foreign investors’ controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and thus be subject to the restrictions/prohibitions on foreign investments.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in the development and application of technologies for diagnosis and treatment of human stem cells and genes (“genomics business”), to which the precision oncology service of the Group relates. Pursuant to the Special Administrative Measures (Negative List) issued by the National Development and Reform Committee and Ministry of Commerce of the PRC on June 30, 2019, which came into force on July 30, 2019, certain industries are specifically prohibited for foreign investment, including genomics business. To comply with PRC laws and regulations, the Group conducts related business in China through VIE.

If the corporate structure of the Group or the Contractual Arrangements between Genetron TJ, VIE and subsidiaries of VIE and their respective shareholders were found to be in violation of the current or future PRC laws and regulations, the PRC government could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict its operations;

•	restrict the Group’s right to collect revenues;

•	require the Group to restructure the operations, re-apply for the necessary licenses or relocate its businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The Company’s ability to conduct its business may be negatively affected if the PRC government carries out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE and subsidiaries of VIE in its consolidated financial statements as it may lose the ability to exert effective control over them or it may lose the ability to receive economic benefits from them.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.4	Subsidiaries (Continued)

2.4.1	Consolidation (Continued)

(b)	Risks in relation to VIE and subsidiaries of VIE (Continued)

For the years ended December 31, 2017 and 2018 (and the period from January 1, 2019 to completion of the Reorganization in July 2019), the financial statements of VIE and subsidiaries of VIE are substantially the same stated with the financial statements of the Group since the Company and most other entities within the Group did not conduct any business until the Reorganization completion.

Summarized financial information of the Group’s VIE and subsidiaries of VIE for the year ended December 31, 2019:

	As at December 31,
	2019	2019
	RMB’000	US$’000
		Note 2.5(d)
Non-current assets	138,033	19,494
Current assets	298,815	42,201

Total assets	436,848	61,695

Non-current liabilities	265,353	37,475
Current liabilities	169,522	23,941

Total liabilities	434,875	61,416

	Year ended December 31,
	2019	2019
	RMB’000	US$’000
		Note 2.5(d)
Revenue	323,425	45,676
Loss for the year	(406,239)	(57,372)

Net cash used in operating activities	(192,068)	(27,125)
Net cash used in investing activities	(96,807)	(13,672)
Net cash generated from financing activities	238,061	33,621

Net decrease in cash and cash equivalents	(50,814)	(7,176)

The above includes intercompany balances and transactions which have been eliminated on the Company’s consolidated financial statements.

As of December 31, 2019, the total assets of the Group’s VIE and subsidiaries of VIE mainly include cash and cash equivalents, financial assets at fair value through profit or loss, trade and other receivables as well as property, plant and equipment; and the total liabilities of the Group’s VIE and subsidiaries of VIE mainly include trade payables as well as other payables and accruals.

(c)	Business combination

The Group applies the acquisition method to account for business combinations except for business combinations under common control. For acquisition method, the consideration transferred for the

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.4	Subsidiaries (Continued)

2.4.1	Consolidation (Continued)

(c)	Business combination (Continued)

acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in profit or loss.

There is no business combination or non-controlling interest during the reported periods.

2.5	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The financial statements are presented in Renminbi (“RMB”), which is the functional currency of most entities within the Group, unless otherwise stated.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in profit or loss.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statements of loss within finance income/(costs). All other foreign exchange gains and losses are presented in the statements of loss within other income/(loss).

(c)	Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

-	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.5	Foreign currency translation (Continued)

(c)	Group companies (Continued)
-

income and expenses for each statement of comprehensive income/(loss) are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

-	all resulting currency translation differences are recognized in other comprehensive income/(loss).

(d)	Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of loss, comprehensive loss and cash flows from RMB into United States dollars (“US$”) as of and for the year ended December 31, 2019 are solely for the convenience of the readers and calculated at the rate of US$1.00=RMB7.0808 representing the exchange rate as of March 31, 2020 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate, on December 31, 2019.

2.6	Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

Instruments and equipment	3-5 years
Office equipment and furniture	3-5 years
Transporting equipment	4 years
Leasehold improvements	shorter of lease period or 3-5 years

The assets’ residual values and useful lives are reviewed and adjusted if appropriate at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.8).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income/(loss) in the statements of loss.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.7	Intangible assets

(a)	Software

Acquired software licenses are capitalized on the basis of the costs incurred to acquire and bring the specific software into usage. These costs are amortized using the straight-line method over their estimated useful lives of about 5-10 years. Costs associated with maintaining software programs are recognized as expense as incurred.

(b)	Patented technologies

Separately acquired patent technologies are shown at historical cost. Patent technologies acquired in a business combination are recognized at fair value at the acquisition date. They have finite useful lives based on the terms of patents and are subsequently carried at cost less accumulated amortization and impairment losses.

(c)	Other intangible assets

Other intangible assets were recognized upon a historical acquisition of a subsidiary. It is amortized using the straight-line method over the estimated useful life of the intangible assets of 4 years.

(d)	Research and development

The Group incurs costs and efforts on research and development activities. Research expenditures are charged to the profit or loss as an expense in the period the expenditure is incurred. Development costs are recognized as assets if they can be directly attributable to a newly developed service or product and all the following can be demonstrated:

-	the technical feasibility to complete the development project so that it will be available for use or sale;

-	the intention to complete the development project to use or sell the service or product;

-	the ability to use or sell the service or product;

-	the manner in which the development project will generate probable future economic benefits for the Group;

-	the availability of adequate technical, financial and other resources to complete the development project and use or sell the service or product; and

-	the expenditure attributable to the asset during its development can be reliably measured.

The development cost of an internally generated intangible asset is the sum of the expenditure incurred from the date the asset meets the recognition criteria above to the date when it is available for use. The development costs capitalized in connection with the intangible asset include costs of materials and services used or consumed, employee costs incurred in the creation of the asset and an appropriate portion of relevant overheads.

Capitalized development costs are amortized using the straight-line method over the life of the related service or product. Amortization shall begin when the asset is available for use.

Development expenditures not satisfying the above criteria are recognized in the profit or loss as incurred.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.8	Impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. No goodwill or intangible assets with an indefinite useful life were recognized during the reported periods.

Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.9	Financial assets

(a)	Classification

The Group classifies its financial assets in the following measurement categories:

-	those to be measured subsequently at fair value (either through other comprehensive income (“OCI”) or through profit or loss), and

-	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through OCI (“FVOCI”).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

(b)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(c)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.9	Financial assets (Continued)

(c)	Measurement (Continued)

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

(i)	Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

-

Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other income/(loss). Impairment losses are presented as separate line item in the statements of loss.

-

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other income/(loss). Interest income from these financial assets is included in finance income using the effective interest rate method. Impairment losses are presented as separate line item in the statements of loss.

-

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented within other income/(loss) in the period in which it arises.

(ii)	Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in other income/(loss) in the statements of loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

There is no equity investment during the reported periods.

(d)	Impairment

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.9	Financial assets (Continued)

(d)	Impairment (Continued)

For trade receivables and contract assets with no significant financing component, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

2.10	Inventories

Raw materials, work in progress and finished goods are stated at the lower of cost and net realizable value. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). Costs of purchased inventories are determined after deducting rebates and discounts. Cost is determined using the weighted average method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

2.11	Trade and other receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of trade and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade and other receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The Group holds the trade and other receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. See Note 3.1(b) for a description of the Group’s impairment policies.

2.12	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheets.

2.13	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.14	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. Trade payables are unsecured with usual payment terms of 30 days.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.15	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Borrowings are removed from the balance sheets when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as finance costs.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

2.16	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other borrowing costs are expensed in the period in which they are incurred.

2.17	Financial instruments with preferred rights

Financial instruments with preferred rights issued by the Group are convertible into ordinary shares upon the closing of a qualified initial public offering (“IPO”) or at the option of the holders and redeemable upon occurrence of certain future events as detailed in Note 29.

The Group designates the financial instruments with preferred rights as financial liabilities at fair value through profit or loss. They are initially recognized at fair value. Any directly attributable transaction costs are expensed in the consolidated statements of loss.

Subsequent to initial recognition, the amount of change in the fair value of the financial instruments with preferred rights that is attributable to changes in the credit risk of that liability shall be presented in OCI with the remaining changes in fair value recognized in profit or loss.

As at December 31, 2017, 2018 and 2019, management believes that there are no triggering events resulting in redemption in 12 months from each end of the reporting period and so the financial instruments with preferred rights are classified as non-current liabilities unless the Group has an obligation to settle the liabilities within 12 months after the end of the reporting period.

2.18	Current and deferred income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income, based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.18	Current and deferred income tax (Continued)

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

(a)	Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(b)	Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Group is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority.

2.19	Employee benefits

(a)	Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheets.

(b)	Pension obligations

The Group incorporated in the PRC contributes based on certain percentage of the salaries of the employees to a defined contribution retirement benefit plan organized by relevant government authorities

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.19	Employee benefits (Continued)

(b)	Pension obligations (Continued)

in the PRC on a monthly basis. The government authorities undertake to assume the retirement benefit obligations payable to all existing and further retired employees under these plans and the Group has no further obligation for post-retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred. Assets of the plans are held and managed by government authorities and are separate from those of the Group.

(c)	Housing funds and medical insurance

The PRC employees of the Group are entitled to participate in various government-supervised housing funds and medical insurance. The Group contributes on a monthly basis to these funds based on certain percentage of the salaries of the employees, subject to certain ceiling. The Group’s liability in respect of these funds is limited to the contribution payable in each period and recognized as employee benefit expense when they are due.

2.20	Share-based payment

Share-based compensation benefits (including restricted ordinary shares and share options) are provided to employees and consultants via the Share Incentive Plan with information being set out in Note 26(a).

The fair value of restricted shares and options granted under the Share Incentive Plan is recognized as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the restricted shares and options granted:

-	including any market performance conditions (e.g. the entity’s share price)

-	excluding the impact of any service and non-market performance vesting conditions (e.g. profitability, sales growth targets and remaining an employee of the entity over a specified time period), and

-	including the impact of any non-vesting conditions (e.g. the requirement for employees to save or hold shares for a specific period of time).

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the Group revises its estimates of the expected IPO date and the number of restricted shares and options that are expected to vest based on the service and non-market performance vesting conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity. The Group applies prospective treatment in respect of accounting for modifications of equity-settled awards that reduce the vesting period, if any.

2.21	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.

Revenues are recognized when, or as, the control of the goods or services is transferred to the customer. Depending on the terms of the contract and the laws applicable, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

-	provides all of the benefits received and consumed simultaneously by the customer;

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.21	Revenue recognition (Continued)

-	creates and enhances an asset that the customer controls as the Group performs; or

-	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

The progress towards complete satisfaction of performance obligation, depending on the nature of the goods and services to be transferred, is measured based on one of the following methods that best depicts the Group’s performance in satisfying the performance obligation:

-	direct measurements of the value of individual services transferred by the Group to the customer; or

-	the Group’s efforts or inputs to the satisfaction of the performance obligation.

When determining the transaction price to be allocated to different performance obligations, the Group first determines the fees that the Group entitles in the contract period. The Group includes in the transaction price some or all of an amount of variable considerations only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

If contracts involve the sale of multiple goods, goods followed by related services, or multiple services, the transaction price will be allocated to each performance obligation based on their relative stand-alone selling prices. If the stand-alone selling prices are not directly observable, they are estimated based on expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information.

The Group has two main revenue streams which are diagnosis and monitoring and development services.

(a)	Diagnosis and monitoring

Diagnosis and monitoring as well as early screening (collectively “precision oncology testing”) refer to those performed in the form of laboratory developed tests (“LDT”) services and in-vitro diagnostic (“IVD”) products. The service period of each testing is generally around 1 to 2 weeks. Customers of the Group include individuals and enterprises, distributors and hospitals. Revenue is recognized when the performance obligations are satisfied.

The testing is designed for each individual. The Group recognizes revenue over time when it has an enforceable right to payment for performance completed to date. The progress of precision oncology recognized over time is measured based on the Group’s input to the satisfaction of related performance obligation.

Revenue from the testing is recognized at a point in time when the Group does not have enforceable right to payment for performance completed to date. For those arrangements, the Group recognizes revenue when the report is delivered.

Revenue from sales of IVD products is recognized when control of IVD products is transferred upon that hospitals and institutional customers have received and accepted the products.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.21	Revenue recognition (Continued)

(b)	Development services

Revenue from development services refers to the research services and sequencing services. Research services are recognized over time when it has an enforceable right to payment for performance completed to date. The progress of research services is measured based on the Group’s outputs to the satisfaction of related performance obligation of research services. Sequencing services are recognized at a point in time when the Group does not have enforceable right to payment for performance completed to date. For those arrangements, the Group recognizes revenue when the report is delivered.

(c)	Principal agent consideration

The Group performs the underlying precision oncology testing and development services. When another party is involved in providing the service to an end customer, the Group will determine whether the other party is the principal or the agent to the end customer. The Group reports the revenue on a gross or net basis depending on whether the other party is acting as a principal or an agent to the end customer in a transaction. This determination is based on an evaluation of various factors including but not limited to whether the other party (i) is the primary obligor in the arrangement; (ii) has latitude in establishing the selling price; and (iii) has inventory risk before the specified good or service is transferred to a customer or after transfer of control to the customer. When the other party is acting as a principal to the end customer, the Group considers the other party as its customer and records the net amount from the other party as revenue. When the other party is acting as an agent, the Group considers the end customer as its customer and records the gross amount from the end customer as revenue.

(d)	Financing components

The Group does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeding one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.

(e)	Contract assets and liabilities

When either party to a contract has performed, the Group presents the contracts in balance sheets as a contract asset or a contract liability, depending on the relationship between the Group’s performance and customers’ payment.

A contract asset is the Group’s right to consideration in exchange for goods or services which the Group has transferred to customers. Contract asset is subject to the impairment of expected credit losses model under IFRS 9.

Incremental costs incurred to obtain a contract, if recoverable, are capitalized and presented as contract assets and subsequently amortized when the related revenue is recognized. For those costs with amortization periods of less than 1 year, they are expensed as incurred.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract as a contract liability when the payment is made or the receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.21	Revenue recognition (Continued)

(e)	Contract assets and liabilities (Continued)

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

2.22	Cost of revenue

Cost of revenue is principally related to costs of services. Costs of services primarily consist of costs of raw materials consumed during the process of revenue-generating services, salaries and benefits for production personnel (including related share-based compensations), rental and depreciation expenses as well as maintenance of equipment, and other related costs of operations.

2.23	Selling expenses

Selling expenses primarily include promotion and marketing expenses as well as employee benefits related to sales personnel including share-based compensations.

2.24	Administrative expenses

Administrative expenses primarily include payroll and related expenses for employees involved in general corporate functions including finance, legal and human resources, rental and depreciation expenses related to facilities and equipment used by these functions, professional service expenses and other general corporate related expenses.

2.25	Research and development expenses

As stated in Note 2.7(d), all expenditure related to research and development is recorded in expenses when it could not meet the criteria of capitalization.

2.26	Interest income

Interest income is recognized using the effective interest method.

2.27	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Where the grants relates to an expense item, it is recognized as income on a systematic basis over the period that the costs, which it is intended to compensate, are expensed. Where the grants relates to an asset, the fair value is credited to a deferred income account and is released to profit or loss over the expected useful life of the relevant asset on straight-line basis or deducted from the carrying amount of the asset and released to the profit or loss by way of a reduced depreciation charge.

2.28	Leases

The Group leases various properties and office equipment. Rental contracts are typically made for fixed periods of approximately 2 to 5 years but may have extension options as described below.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.28	Leases (Continued)

Until December 31, 2018, leases in which a significant portion of the risks and rewards of ownership were not transferred to the Group as lessee were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable,

•	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date,

•	amounts expected to be payable by the Group under residual value guarantees,

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that termination option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability,

•	any lease payments made at or before the commencement date less any lease incentives received,

•	any initial direct costs, and

•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

In the statement of cash flows, cash flows related to leases are classified as the followings:

•	cash payments for the principal and interest elements of the lease liabilities are classified within financing activities;

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.28	Leases (Continued)

•	short-term lease payments, payments for leases of low-value assets and variable lease payments not included in the measurement of the lease liabilities are classified within operating activities.

2.29	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM has been identified as the Chief Executive Officer (“CEO”) of the Company who makes strategic decisions, monitors daily operation of the Group, allocates resources and assesses performance of the operating segments.

2.30	Loss per share

To calculate loss per share, the Company assumes the capital structure upon the Reorganization in July 2019 had been in effect historically as stated in Note 1.3.

(a)	Basic loss per share

Basic loss per share is calculated by dividing:

•	the loss attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares

•	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares

(b)	Diluted loss per share

Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account:

•	the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

3.	Financial risk management

3.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including interest rate risk and exchange risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out by the senior management of the Group.

(a)	Market risk

(i)	Interest rate risk

The Group’s interest rate risk primarily arises from wealth management products (Note 21), bank deposits (Note 22), borrowings (Note 27) and loans to/from related parties (Note 32(b)(ii)). Those

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Financial risk management (Continued)

3.1	Financial risk factors (Continued)

(a)	Market risk (Continued)

(i)	Interest rate risk (Continued)

carried at variable rates expose the Group to cash flow interest rate risk whereas those at fixed rates expose the Group to fair value interest rate risk. Interest amounts continue to be insignificant during the reported periods.

(ii)	Exchange risk

The Group is exposed to exchange risk arising from foreign currency exposures, primarily with respect to US$. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the functional currency of the Group entity. The Group does not have significant exchange risk as foreign operations are insignificant.

(b)	Credit risk

Credit risk primarily arises from wealth management products, cash and cash equivalents, trade and other receivables, amounts due from related parties and contract assets. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheets.

The credit risk of wealth management products and cash and cash equivalents is limited because the counterparties are mainly state-owned or reputable commercial institutions located in the PRC.

For trade and other receivables, amounts due from related parties and contract assets, management makes periodic as well as individual assessments on the recoverability based on historical settlement records and past experience and adjusts for forward looking information on macroeconomic factors affecting the ability of the debtors to settle the receivables.

The Group applies the simplified approach for the Group’s trade receivables and contract assets without significant financial component by using a lifetime expected loss provision. Management has assessed that, on the basis of lifetime expected credit loss approach, the expected credit loss % for trade receivables and contract assets due less than 2 months, between 2 months to 1 year, between 1 to 2 years, between 2 to 3 years and after 3 years are close to 1%, 1%, 10%, 20% and 100% respectively during the years ended December 31, 2017 and 2018 and 1%, 1%, 20%, 60% and 100% respectively during the year ended December 31, 2019.

In view of the history of cooperation with debtors and the sound collection history of other receivables and amounts due from related parties, management believes that the credit risk inherent in these outstanding receivables is not significant. There are no significant increases in credit risk of the receivables comparing with initial recognition and so the 12-month expected credit loss approach is adopted.

Loss allowance provision for trade and other receivables and contract assets was disclosed in Note 19, Note 20 and Note 6 respectively.

(c)	Liquidity risk

The Group aims to maintain sufficient cash to meet obligations falling due as well as operating and capital requirements.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Financial risk management (Continued)

3.1	Financial risk factors (Continued)

(c)	Liquidity risk (Continued)

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period at each year-end date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows except for financial instruments with preferred rights, which are presented on a fair value basis. The maturity dates are determined by the terms of the IPO condition in financing agreements presented in Note 29(c)(i) as management considers the other redemption terms are not probable to occur.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at December 31, 2017
Financial instruments with preferred rights	—	—	662,148	355,871	1,018,019
Trade payables	8,849	—	—	—	8,849
Other payables	16,324	—	—	—	16,324

Total	25,173	—	662,148	355,871	1,043,192

As at December 31, 2018
Financial instruments with preferred rights	—	—	1,320,712	—	1,320,712
Trade payables	11,897	—	—	—	11,897
Other payables	22,752	—	—	—	22,752

Total	34,649	—	1,320,712	—	1,355,361

As at December 31, 2019
Financial instruments with preferred rights	—	2,106,334	—	—	2,106,334
Borrowings	21,009	3,293	607	—	24,909
Lease liabilities	16,788	13,308	19,439	—	49,535
Trade payables	49,955	—	—	—	49,955
Other payables	79,923	—	—	—	79,923
Amounts due to a related party	34	—	—	—	34

Total	167,709	2,122,935	20,046	—	2,310,690

3.2	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group monitors capital by regularly reviewing the capital structure. The Group may adjust the amount of dividends paid to shareholders, provide returns for shareholders, issue new shares or sell assets to repay borrowings.

The Group monitors capital on the basis of the debt-to-adjusted capital ratio. This ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total borrowings and lease liabilities less cash and cash equivalents. Adjusted capital comprises all components of equity as shown in the consolidated balance sheets and Preferred Shares on an as-if-converted basis. As at December 31, 2017, 2018 and 2019, the Group has no net debt outstanding.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Financial risk management (Continued)

3.3	Fair value estimation

The table below analyzes the Group’s financial instruments carried at fair value as at December 31, 2017, 2018 and 2019 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

(i)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

(ii)	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

(iii)	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at December 31, 2017
Assets
Financial assets at fair value through profit or loss	—	—	252,915	252,915

Liabilities
Financial instruments with preferred rights	—	—	1,018,019	1,018,019

As at December 31, 2018
Assets
Financial assets at fair value through profit or loss	—	—	38,597	38,597

Liabilities
Financial instruments with preferred rights	—	—	1,320,712	1,320,712

As at December 31, 2019
Assets
Financial assets at fair value through profit or loss	—	—	122,224	122,224

Liabilities
Financial instruments with preferred rights	—	—	2,106,334	2,106,334

There were no transfers between levels 1, 2 and 3 during the reported periods.

Financial instruments in Level 3

If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer quotes for similar instruments;

•	Discounted cash flow model and unobservable inputs mainly including assumptions of expected future cash flows and discount rate; and

•	A combination of observable and unobservable inputs, including risk-free rate, expected volatility, discount rate for lack of marketability, market multiples, etc.

Level 3 instruments of the Group’s assets and liabilities include wealth management products measured at fair value through profit or loss and financial instruments with preferred rights, respectively.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Financial risk management (Continued)

3.3	Fair value estimation (Continued)

The following table presents the movements in level 3 instruments of wealth management products for the reported periods.

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Opening balance	73,660	252,915	38,597
Additions	890,020	895,140	479,100
Settlements	(713,361)	(1,116,604)	(396,420)
Investment income credited to profit or loss (Note 9)	2,596	7,146	947

Closing balance	252,915	38,597	122,224

The movements in level 3 instruments of financial instruments with preferred rights for the reported periods are presented in Note 29.

The valuations of Level 3 instruments of wealth management products and financial instruments with preferred rights are set out in Note 21 and Note 29, respectively.

The carrying amounts of the Group’s other financial assets and liabilities, including cash and cash equivalents, trade and other receivables, trade and other payables, amounts due from/to related parties and borrowings, approximate their fair values.

4.	Critical accounting estimates and judgments

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies.

Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances.

(a)	Fair value of Preferred Shares

The fair value of Preferred Shares that are not traded in an active market is determined using valuation techniques. The Group has used the discounted cash flow method to determine the equity value of the Group and adopted equity allocation model to determine the fair value of the Preferred Shares. Key assumptions such as discount rate, risk-free interest rate and discount for lack of marketability (“DLOM”) are disclosed in Note 29.

The estimated fair value carrying amounts of Preferred Shares as at December 31, 2017, 2018 and 2019 would have been RMB77,898,000 lower/RMB89,133,000 higher, RMB106,456,000 lower/RMB122,025,000 higher and RMB155,171,000 lower/RMB195,579,000 higher, respectively, should the discount rate used in discounted cash flow analysis be higher/lower by 100 basis points from management’s estimates.

(b)	Recognition of share-based compensation expenses

As mentioned in Note 26, an equity-settled share-based compensation plan was granted to employees and consultants. Restricted shares held by the Founders and the 2,173,600 shares subscribed by one of the

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Critical accounting estimates and judgments (Continued)

(b)	Recognition of share-based compensation expenses (Continued)

Founders were also regarded as share-based compensation arrangements. The Group has used Binomial model to determine the total fair value of the awarded options and shares, which is to be expensed over the vesting period. Significant estimate on assumptions, such as the fair value of underlying shares, risk-free interest rate, expected volatility, vesting period and dividend yield, is required to be made by the management.

(c)	Impairment of receivables

The Group applies the IFRS 9 simplified approach to measure expected credit losses which use a lifetime expected loss allowance and makes impairment loss based on assessments of the recoverability of the trade receivables and contract assets, including the current creditworthiness, the past collection history of each debtor and forward looking information. A considerable amount of judgment is required to estimate the expected loss rates. Where the actual result is different from the original estimate, such difference will impact the carrying value of the trade receivables and contract assets and loss allowances in the year in which such estimate is changed.

(d)	Lease extension options

Extension options are included in a number of property leases across the Group. These terms are used to maximize operational flexibility in terms of managing contracts.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option. Extension options are only included in the lease term if the lease is reasonably certain to be extended. The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee.

(e)	Current and deferred income taxes

(i)	Deferred income tax

The Group recognizes deferred tax assets based on estimates that it is probable to generate sufficient taxable profits in the foreseeable future against which the deductible losses will be utilized. The recognition of deferred tax assets mainly involves management’s judgments and estimations about the timing and the amount of taxable profits of the companies which have tax losses.

(ii)	Uncertain tax positions

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

In determining the amount of current and deferred income tax, the Group takes into account the impact of uncertain tax positions and whether preferential tax rates, additional taxes, interest or penalties may be due and whether future taxable profits will be available to enable deferred tax assets resulting from deductible temporary differences and tax losses to be recognized. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Critical accounting estimates and judgments (Continued)

(e)	Current and deferred income taxes (Continued)

(ii)	Uncertain tax positions (Continued)

available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expense in the period that such a determination is made.

(f)	Consolidation of VIE

The Group exercises control over the VIE and has the right to recognize and receive substantially all the economic benefits through the Contractual Arrangements. The Group considers that it controls the VIE notwithstanding the fact that it does not hold direct equity interests in the VIE, as it has power over the VIE and receives substantially all the economic benefits from the business activities of the VIE through the Contractual Arrangements. Accordingly, the VIE and subsidiaries of VIE are accounted for as controlled structured entities and their financial statements have also been consolidated by the Company.

5.	Segment reporting

During the reported periods, the Group is principally engaged in the Listing Business mentioned in Note 1.1. Management reviews the operating results of the business based on operating segments to make decisions about resources to be allocated. Upon certain enhancements in the Group’s internal reporting structure management presents the following segments by which the CODM makes strategic decisions for the year ended December 31, 2019 (Note 6):

–	Diagnosis and monitoring – provision for LDT services

–	Diagnosis and monitoring – sale of IVD products

–	Development services

Comparatives figures for the years ended December 31, 2017 and 2018 are disclosed on same basis.

The major operating entities of the Group are domiciled in the PRC. Accordingly, substantially all of the Group’s operating results were derived from the PRC during the reported periods. As at December 31, 2017, 2018 and 2019, substantially all of the Group’s assets were located in the PRC.

6.	Revenue and segment information

	Diagnosis and monitoring – provision of LDT services	Diagnosis and monitoring- – sale of IVD products	Development services	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Year ended December 31, 2017
Revenue	68,949	—	32,084	101,033

Segment profit/(loss)	29,828	—	(3,006)	26,822

Year ended December 31, 2018
Revenue	168,579	4,714	51,883	225,176

Segment profit/(loss)	93,545	1,491	(2,310)	92,726

Year ended December 31, 2019
Revenue	234,569	34,915	53,941	323,425

Segment profit/(loss)	141,542	11,966	(8,518)	144,990

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	Revenue and segment information (Continued)

Reconciliation of segment profits to loss for the year:

	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Total segment profits	26,822	92,726	144,990
Unallocated expenses
- operating expenses	(179,362)	(325,702)	(451,860)
- finance (costs)/income — net	(9,993)	1,615	(9,221)
- losses from financial instruments with preferred rights	(258,106)	(233,632)	(359,943)

Loss for the year	(420,639)	(464,993)	(676,034)

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Timing of revenue recognition
- over time	65,339	149,906	204,406
- at a point in time	35,694	75,270	119,019

	101,033	225,176	323,425

The Group has recognized the following assets and liabilities related to contracts with customers:

	As at December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Contract assets	2,809	2,365	1,131
Less: provision for impairment	—	(24)	(111)

	2,809	2,341	1,020

Contract liabilities	3,399	8,867	18,189

Revenue recognized that was included in the contract liabilities balance at the beginning of the year	1,146	2,687	8,469

Note:

Contract assets arise from provision of services ahead of the agreed payment schedules for fixed-price contracts. The contract assets were aged within one year with insignificant credit risk.

Contract liabilities mainly arise from the advance payments made by customers while the underlying services are yet to be provided. Most of these remaining obligations under such agreement are expected to be fulfilled within one year based on the estimation from management.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Expenses by nature

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Cost of inventories and consumables used (Note 17)	54,924	110,970	144,644
Employee benefit expenses (Note 8)	108,708	176,507	236,476
Depreciation on property, plant and equipment (Note 13)	19,596	26,752	30,458
Depreciation on right-of-use assets (Note 14)	—	—	14,784
Amortization on intangible assets (Note 15)	1,016	1,106	1,344
Provision for impairment of trade and other receivables and contract assets	483	658	2,733
Promotion expenses	38,223	92,811	130,599
Rental, utilities and office expenses	16,384	17,670	9,663
Listing expenses	—	9,392	27,064

8.	Employee benefit expenses

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Wages, salaries and bonuses	66,513	111,794	153,815
Welfare expenses	4,520	7,500	8,866
Housing funds	4,625	7,996	11,465
Contributions to pension plans (Note)	12,355	19,573	26,446
Share-based compensation expenses (Note 26(d))	20,695	29,644	35,884

	108,708	176,507	236,476

Note:

The employees of the Group in the PRC are members of a state-managed pension scheme operated by the PRC Government. The Group is required to contribute a specified percentage of payroll costs as determined by local government authority to the pension obligations to fund the benefits. The only obligation of the Group with respect to the retirement benefits scheme is to make the specified contribution under the scheme.

Employee benefit expenses were charged in the following categories in the consolidated statements of loss:

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Cost of revenue	12,721	21,737	27,375
Selling expenses	47,740	75,303	101,378
Administrative expenses	26,294	48,529	60,084
Research and development expenses	21,953	30,938	47,639

	108,708	176,507	236,476

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	Other income — net

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Investment income from wealth management products	2,596	7,146	947
Government grants (Note)	4,836	10,695	11,695
Gain on disposal of property, plant and equipment	—	—	1,505
Loss on disposal of intangible assets	(469)	—	—
Others	(10)	(767)	(850)

	6,953	17,074	13,297

Note:

Government grants are subsidies received for compensating the Group’s research and development expenses incurred for certain projects.

10.	Finance (costs)/income — net

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Finance income
Interests from bank deposits	513	798	198
Interests from loans to a related party	—	749	243
Net exchange gains	163	68	2,042

	676	1,615	2,483

Finance costs
Issuance costs of financial instruments with preferred rights	(10,000)	—	(6,303)
Interests on lease liabilities	—	—	(2,076)
Interests on borrowings	(669)	—	(2,133)
Interests on loans from a related party	—	—	(1,192)

	(10,669)	—	(11,704)

Finance (costs)/income — net	(9,993)	1,615	(9,221)

11.	Income tax expense

Income tax expense is recognized based on the income tax rates in the following main tax jurisdictions where the Group operates for the reported periods.

(a)	Cayman Islands

The Company is incorporated in the Cayman Islands as an exempted company with limited liabilities under the Companies Law of Cayman Islands and accordingly, is exempted from Cayman Islands income tax.

(b)	Hong Kong

Hong Kong profits tax rate is 16.5% up to April 1, 2018 when the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$ 2 million and 16.5% for any assessable profits in excess. No Hong Kong profit tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax during the reported periods.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	Income tax expense (Continued)

(c)	PRC

Provision for PRC corporate income tax is calculated based on the statutory income tax rate of 25% on the assessable income of respective PRC Group entities during the reported periods in accordance with relevant PRC enterprise income tax rules and regulations (“EIT Law”) except for certain Group entities in PRC with preferential tax rates as detailed below.

No provision for PRC corporate income tax has been made for the reported periods as the Group has no such assessable profit for the years.

The reconciliation between the Group’s actual tax charge and the amount that is calculated based on the statutory income tax rate of 25% in the PRC is as follows:

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Loss before income tax	(420,639)	(464,993)	(676,034)
Tax credits calculated at statutory tax rate of 25%	(105,160)	(116,248)	(169,009)
Effects of preferential tax rates (Note (i))	40,644	44,728	37,139
Expenses not deductible for income tax purpose (Note (ii))	42,298	44,926	101,536
Super deduction of research and development expenses	(1,234)	(4,279)	(6,273)
Tax losses and deductible temporary differences for which no deferred income tax assets were recognized	23,452	30,873	36,607

Income tax expense	—	—	—

Notes:

(i)	Certain Group entities in PRC have been eligible as High/New Technology Enterprises (“HNTEs”) with preferential tax rate of 15% as set out in PRC EIT Law.

(ii)	These mainly include fair value loss of financial instruments with preferred rights and share-based compensation expenses which are treated as permanent differences under PRC EIT Law.

The Group did not recognize deferred income tax assets amounting to approximately RMB39 million, RMB70 million and RMB106 million as at December 31, 2017, 2018 and 2019 respectively in respect of tax losses and deductible temporary differences that can be carried forward against future taxable income.

Pursuant to the notice on extension for expiries of unused tax losses of HNTEs and Small and Medium-sized Technological Enterprises (Caishui [2018] No. 76)) issued in July 2018, which retrospectively effects from January 1, 2018. The accumulated tax losses which did not expire from 2018 will have expiries extending from 5 years to 10 years from then on. The unrecognized tax losses of approximately RMB247 million, RMB441 million and RMB660 million as at December 31, 2017, 2018 and 2019 respectively will mainly expire between 2019 and 2022, between 2020 and 2028 and between 2021 and 2029 respectively as a result.

As of December 31, 2017, 2018 and 2019 the Group did not have any significant unrecognized uncertain tax positions.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	Loss per share

Basic and diluted loss per share reflecting the effect of the issuance of ordinary shares by the Company are presented as follows.

To calculate loss per share, the capital structure in July 2019 when the Reorganization completed is pushed back assuming it had been in effect historically. Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of ordinary shares outstanding, excluding treasury shares which are detailed in Note 24. Restricted ordinary shares have been considered in the calculation when they vested on monthly basis.

	Year ended December 31,
	2017	2018	2019
Loss attributable to owners of the Company (RMB’000)	(420,639)	(464,993)	(676,034)

Weighted average number of ordinary shares outstanding (in thousands) (Note)	90,594	113,757	124,895

Basic loss per share (RMB)	(4.64)	(4.09)	(5.41)

Share options, restricted shares and Preferred Shares are considered as potential dilutive shares throughout the reporting periods. However, due to the Group’s negative financial results for the reported periods, the potential dilutive shares have anti-dilutive effect on loss per share if they are converted to ordinary shares. Thus diluted loss per share is equivalent to basic loss per share.

Note:

Movement of number of ordinary shares outstanding for the reported periods are shown as follows. Restricted ordinary shares have been considered in the calculation when they vested on monthly basis.

	Year ended December 31,
	2017 in thousands	2018 in thousands	2019 in thousands
Number of ordinary shares outstanding (excluding treasury shares) at beginning of the year	79,658	107,768	119,812
Number of restricted ordinary shares vested	28,110	12,044	12,044
Number of ordinary shares repurchased	—	—	(8,272)

Number of ordinary shares outstanding (excluding treasury shares) at end of the year	107,768	119,812	123,584

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	Property, plant and equipment

	Instruments and equipment	Office equipment and furniture	Transporting equipment	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2017
Cost	60,952	1,970	—	10,903	73,825
Accumulated depreciation	(12,826)	(233)	—	(2,228)	(15,287)

Net book value	48,126	1,737	—	8,675	58,538

Year ended December 31, 2017
Opening net book value	48,126	1,737	—	8,675	58,538
Additions	20,435	652	—	5,343	26,430
Depreciation	(15,872)	(389)	—	(3,335)	(19,596)
Exchange differences	(69)	—	—	—	(69)

Closing net book value	52,620	2,000	—	10,683	65,303

As at December 31, 2017
Cost	81,297	2,622	—	16,246	100,165
Accumulated depreciation	(28,677)	(622)	—	(5,563)	(34,862)

Net book value	52,620	2,000	—	10,683	65,303

	Instruments and equipment	Office equipment and furniture	Transporting equipment	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Year ended December 31, 2018
Opening net book value	52,620	2,000	—	10,683	65,303
Additions	40,610	345	445	2,625	44,025
Depreciation	(21,010)	(521)	(53)	(5,168)	(26,752)
Exchange differences	(25)	—	—	—	(25)

Closing net book value	72,195	1,824	392	8,140	82,551

As at December 31, 2018
Cost	121,895	2,967	445	18,871	144,178
Accumulated depreciation	(49,700)	(1,143)	(53)	(10,731)	(61,627)

Net book value	72,195	1,824	392	8,140	82,551

	Instruments and equipment	Office equipment and furniture	Transporting equipment	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Year ended December 31, 2019
Opening net book value	72,195	1,824	392	8,140	82,551
Additions	27,766	986	24	2,210	30,986
Disposals	(173)	—	—	—	(173)
Depreciation	(25,332)	(611)	(113)	(4,402)	(30,458)
Exchange differences	107	—	—	—	107

Closing net book value	74,563	2,199	303	5,948	83,013

As at December 31, 2019
Cost	147,658	3,953	469	21,081	173,161
Accumulated depreciation	(73,095)	(1,754)	(166)	(15,133)	(90,148)

Net book value	74,563	2,199	303	5,948	83,013

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	Leases

(a)	Amounts recognized in the consolidated balance sheets are as follows:

(i)	Right-of-use assets

	Properties	Office equipment	Total
	RMB’000	RMB’000	RMB’000
As at January 1, 2019
Cost	42,561	50	42,611

Year ended December 31, 2019
Opening net book amount	42,561	50	42,611
Additions	15,355	—	15,355
Depreciation	(14,766)	(18)	(14,784)

Closing net book amount	43,150	32	43,182

As at December 31, 2019
Cost	57,916	50	57,966
Accumulated depreciation	(14,766)	(18)	(14,784)

Net book value	43,150	32	43,182

(ii)	Lease liabilities

	As at
	January 1, 2019	December 31, 2019
	RMB’000	RMB’000
Non-current	27,530	29,124
Current	13,888	15,363

	41,418	44,487

(b)	Amounts recognized in the consolidated statements of loss in addition to depreciation shown above are as follows:

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Interest expense (included in finance costs) (Note 10)	—	—	2,076
Expense relating to short-term leases (included in cost of revenue and research and development expenses)	—	—	621
Expense relating to leases of low-value assets that are not shown above as short-term leases (included in cost of revenue, administrative expenses and research and development expenses)	—	—	403

(c)	The total cash outflow for leases in 2019 was RMB15,234,000.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	Intangible assets

	Software	Patented technology	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at January 1, 2017
Cost	1,741	19,930	2,030	23,701
Accumulated amortization and impairment	(232)	(19,930)	(508)	(20,670)

Net book value	1,509	—	1,522	3,031

Year ended December 31, 2017
Opening net book value	1,509	—	1,522	3,031
Additions	2,424	—	—	2,424
Amortization	(509)	—	(507)	(1,016)
Disposals	(469)	—	—	(469)
Exchange differences	(88)	—	—	(88)

Closing net book value	2,867	—	1,015	3,882

As at December 31, 2017
Cost	3,563	230	2,030	5,823
Accumulated amortization and impairment	(696)	(230)	(1,015)	(1,941)

Net book value	2,867	—	1,015	3,882

Year ended December 31, 2018
Opening net book value	2,867	—	1,015	3,882
Additions	608	—	—	608
Amortization	(599)	—	(507)	(1,106)
Exchange differences	11	—	—	11

Closing net book value	2,887	—	508	3,395

As at December 31, 2018
Cost	4,200	230	2,030	6,460
Accumulated amortization and impairment	(1,313)	(230)	(1,522)	(3,065)

Net book value	2,887	—	508	3,395

Year ended December 31, 2019
Opening net book value	2,887	—	508	3,395
Additions	3,376	—	—	3,376
Amortization	(836)	—	(508)	(1,344)
Exchange differences	55	—	—	55

Closing net book value	5,482	—	—	5,482

As at December 31, 2019
Cost	7,679	230	2,030	9,939
Accumulated amortization and impairment	(2,197)	(230)	(2,030)	(4,457)

Net book value	5,482	—	—	5,482

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	Financial instruments by category

Financial assets	Financial assets at FVPL	Financial assets at amortized cost	Total
	RMB’000	RMB’000	RMB’000
As at December 31, 2017

Trade receivables	—	11,476	11,476
Other receivables	—	2,019	2,019
Amounts due from related parties	—	3,030	3,030
Financial assets at fair value through profit or loss	252,915	—	252,915
Cash and cash equivalents	—	42,030	42,030

	252,915	58,555	311,470

As at December 31, 2018

Trade receivables	—	38,252	38,252
Other receivables	—	4,536	4,536
Amounts due from related parties	—	6,704	6,704
Financial assets at fair value through profit or loss	38,597	—	38,597
Cash and cash equivalents	—	62,126	62,126

	38,597	111,618	150,215

As at December 31, 2019

Trade receivables	—	83,757	83,757
Other receivables	—	4,273	4,273
Amounts due from related parties	—	1,064	1,064
Financial assets at fair value through profit or loss	122,224	—	122,224
Cash and cash equivalents	—	139,954	139,954

	122,224	229,048	351,272

Financial liabilities	Financial liabilities at FVPL	Financial liabilities at amortized cost	Total
	RMB’000	RMB’000	RMB’000
As at December 31, 2017

Financial instruments with preferred rights	1,018,019	—	1,018,019
Trade payables	—	8,849	8,849
Other payables	—	16,324	16,324

	1,018,019	25,173	1,043,192

As at December 31, 2018

Financial instruments with preferred rights	1,320,712	—	1,320,712
Trade payables	—	11,897	11,897
Other payables	—	22,752	22,752

	1,320,712	34,649	1,355,361

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	Financial instruments by category (Continued)

Financial liabilities	Financial liabilities at FVPL	Financial liabilities at amortized cost	Total
	RMB’000	RMB’000	RMB’000
As at December 31, 2019
Financial instruments with preferred rights	2,106,334	—	2,106,334
Borrowings	—	23,157	23,157
Lease liabilities	—	44,487	44,487
Trade payables	—	49,955	49,955
Other payables	—	79,923	79,923
Amounts due to a related party	—	34	34

	2,106,334	197,556	2,303,890

17.	Inventories

	As at December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Raw materials	10,196	13,791	14,824
Work-in-progress	421	474	1,325
Finished goods	2,152	7,350	1,747

	12,769	21,615	17,896

Inventories recognized as expenses and included in cost of revenue during the years ended December 31, 2017, 2018 and 2019 amounted to RMB54,924,000, RMB110,970,000 and RMB144,644,000 respectively.

18.	Other current assets

Other current assets include deductible value-added tax (“VAT”) balances which can offset against future VAT payables.

19.	Trade receivables

	As at December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Trade receivables	11,675	39,085	87,236
Less: provision for impairment	(199)	(833)	(3,479)

	11,476	38,252	83,757

Trade receivables are generally due for settlement within 30 days. As at December 31, 2017, 2018 and 2019 majority of the trade receivables are aged within one year. The amounts of trade receivables that were past due but not impaired were insignificant to the Group. The expected credit losses of trade receivables and the Group’s exposure to credit risk are disclosed in Note 3.1 (b).

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	Other receivables and prepayments

	As at December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Deposits	2,019	4,536	4,273
Prepayment for goods and service	11,432	15,047	10,694
Prepayment for rental expenses	1,639	2,021	1,216
Others	1,931	2,435	3,820

	17,021	24,039	20,003
Less: provision for impairment	(477)	(477)	(477)

	16,544	23,562	19,526

21.	Financial assets at fair value through profit or loss

	As at December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Wealth management products	252,915	38,597	122,224

Wealth management products held by the Group with various maturities bear floating interest rates at ranges of 4.30%-4.99%, 3.86%-4.50% and 2.78% per annum as at December 31, 2017, 2018 and 2019 respectively. The underlying investments were mostly debt instruments with low to moderate risk levels.

The fair values of wealth management products are based on discounted cash flows using their expected returns. Changes in fair values of these financial assets are recorded in other income – net in the consolidated statements of loss.

22.	Cash and cash equivalents

	As at December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Cash at bank
-RMB deposits	39,743	60,142	9,339
-US$ deposits	2,283	1,984	130,545
-HK$ deposits	—	—	70
Cash on hand	4	—	—

	42,030	62,126	139,954

Cash at banks earns interest at floating rates based on daily bank deposit rates.

Cash at banks denominated in RMB are deposited with banks in the PRC. The conversion of these RMB-denominated balances into foreign currencies and the remittance of funds out of China are subject to the rules and regulations of foreign exchange control promulgated by the Government of the PRC.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	Share capital

	Note	Number of ordinary shares	Nominal value of ordinary shares	Number of preferred shares	Nominal value of preferred shares
			US$’000		US$’000
Authorized:
Upon incorporation	(i)	500,000,000	50	—	—

As at December 31, 2018		500,000,000	50	—	—

Share sub-division	(ii)	2,000,000,000	—	—	—
Re-designation upon issuance of then preferred shares at share conversion	(iii)	(171,083,000)	(3)	171,083,000	3
Shares repurchase and issuance
-repurchase	(v)	(8,272,000)	—	(6,933,000)	—
-issuance	(v)	—	—	15,205,000	—
Re-designation upon issuance of Series D preferred shares	(vi)	(34,147,600)	(1)	34,147,600	1

As at December 31, 2019		2,286,497,400	46	213,502,600	4

	Note	Number of ordinary shares	Nominal value of ordinary shares (Share capital)
			US$’000	RMB’000
Issued and fully paid:
Upon incorporation	(i)	3	—	—

As at December 31, 2018		3	—	—

Share repurchase	(ii)	(2)	—	—
Share sub-division	(ii)	4	—	—
Issuance of ordinary shares being paid-up	(iv)	127,705,495	3	18
Repurchase of ordinary shares	(v)	(8,272,000)	—	(1)

As at December 31, 2019		119,433,500	3	17

Notes:

(i)

On April 9, 2018, the Company was incorporated in the Cayman Islands with an authorized share capital of US$50,000 divided into 500,000,000 ordinary shares with a par value of US$0.0001 each and 3 ordinary shares were issued.

(ii)

On July 2, 2019, the Company repurchased 2 ordinary shares and conducted a 1:5 share sub-division to amend its authorized share capital to 2,500,000,000 ordinary shares with a par value of US$0.00002 each in accordance with the resolution of the shareholders of the Company.

(iii)

On July 2, 2019, the Company issued 171,083,000 preferred shares (equivalent to then 34,216,600 preferred shares of Genetron Health with each share having been converted to five shares of the Company) at par value of US$0.00002 per share.

(iv)

On July 2, 2019, the Company further issued 149,749,995 ordinary shares to each of the then equity holders of Genetron Health with substantially the same rights and shareholding percentages in Genetron Health upon the Reorganization. Together with the 5 ordinary shares of the Company resulted from (i) and (ii) above, this totalled 149,750,000 ordinary shares of the Company (equivalent to then 32,325,800 shares of Genetron Health less 2,375,800 treasury shares of Genetron

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	Share capital (Continued)

Health held by Beijing Genetron Junmeng Investment Management Co. (Limited Partnership) (“Junmeng”), with each share of Genetron Health having been converted to five shares of the Company).

Subsequent to above ordinary shares conversion, 127,705,500 ordinary shares of the Company had been fully paid-up and as a result a total nominal value of US$2,554 (equivalent to approximately RMB18,000) was credited to share capital of the Company.

(v)

In November 2019 the Group repurchased 8,272,000 ordinary shares and 6,933,000 preferred shares from certain then shareholders including the Founders for an aggregate consideration of US$15 million, and issued 15,205,000 Series C-2 preferred shares to a new investor (“C-2 investor”) for the same amount of consideration (Note 29).

Consequently the total nominal value of ordinary shares repurchased of US$165 (equivalent to approximately RMB1,000) was deducted from share capital, and the excess of the relevant portion of consideration paid over the total nominal value of repurchased ordinary shares of US$8,160,000 (equivalent to approximately RMB57,438,000) was debited to (a) the balance standing to then capital reserve of RMB35,174,000 and (b) other reserve of RMB22,264,000.

(vi)	In November 2019 the Company further issued 34,147,600 Series D preferred shares for an aggregate consideration of US$50 million to certain investors including the C-2 investor.

24.	Treasury shares

33,961,500 ordinary shares of the Company (equivalent to then 2,375,800 issued shares of Genetron Health held by Junmeng and 4,416,500 shares of Genetron Health reserved in Junhe respectively, with each share of Genetron Health having been converted to five shares of the Company) were reserved for the Share Incentive Plan.

A total of 93,506,000 ordinary shares of the Company held by the Founders were put in escrow with service conditions and vested on monthly basis or by one tranche which are detailed in Note 26(b) and Note 26(c) respectively. As at December 31, 2017, 2018 and 2019, 41,982,000, 29,938,000 and 17,894,000 ordinary shares of the Company were still in escrow and considered as treasury shares, respectively.

25.	Reserves

(a)	Capital reserve

Capital reserve mainly included historical cash contributions to Genetron Health by its equity holders.

On August 28, 2017, a Founder invested RMB2,173,600 to Genetron Health in cash to subscribe for 2,173,600 ordinary shares of Genetron Health, details of which are set out in Note 26(c).

In November 2019 the Group repurchased certain ordinary shares with the excess of consideration paid over their nominal value being debited to the balances standing to then capital reserve and other reserve of the Group as detailed in Note 23(v).

(b)	Share-based compensation reserve

The share-based compensation reserve represents the fair value of the actual or estimated number of unvested restricted shares and unexercised options granted to employees recognized in accordance with the accounting policy adopted for equity-settled share-based payments in Note 2.20 to the financial statements.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	Reserves (Continued)

(c)	Other reserve

Other reserve includes the reserve transferred from share-based compensation reserve upon vesting of restricted shares and exercise of share options.

(d)	Other comprehensive losses

Other comprehensive losses comprise the exchange translation reserve which represents the foreign exchange differences arising from the translation of the financial statements of foreign operations in accordance with the accounting policy set out in Note 2.5(c) to the financial statements, and changes in the fair value of the financial instruments with preferred rights which are attributable to changes in the credit risk of that liability set out in Note 2.17.

(e)	Statutory reserves

In accordance with the PRC regulations and the articles of association of the PRC companies now comprising the Group, before annual profit distribution companies registered in the PRC are required to set aside 10% of its net profit for the year after offsetting any prior year losses as determined under relevant PRC accounting standards to the statutory surplus reserve fund. When the balance of such reserve reaches 50% of the company’s registered capital, any further appropriation is optional. No profit appropriation to the reserve fund was made for those Group entities for the reported periods as they were in accumulated loss positions.

26.	Share-based payment

(a)	Share Incentive Plan

Genetron Health had two previous employee share incentive plans for its key employees, key management and consultants, which were approved by its board of directors and became effective in January 2017 and June 2018, respectively. The purpose is to provide incentives and rewards to eligible participants for their contribution or potential contribution to the Group and to recruit and retain high calibre persons who are valuable to the Group. The incentive shares had included 2,375,800 shares of Genetron Health held by Junmeng which were considered as treasury shares and 4,416,500 shares of Genetron Health reserved in Junhe which were authorized but not issued.

In July 2019, the Group adopted the 2019 Genetron Health Share Incentive Plan (the “2019 Plan”) under which the awards completely replaced all options granted under previous similar share incentive plans. In October 2019, the Group further adopted the 2019 Genetron Health Share Incentive Scheme (the “2019 Scheme”) with substantially the same terms. The 2019 Plan and 2019 Scheme provide for the issuance of up to an aggregate of 33,961,500 and 20,830,100 of the Company’s ordinary shares respectively.

Pursuant to the plans, a grantee has the right to subscribe for the ordinary shares at a price determined by management. The options granted can only vest if the performance conditions (including certain annual performance rating and sales or development performance indicator, which have been defined on grant date) and service conditions are met. The service condition of the options granted to employees and key management is usually four years since the grant date and 25% of the granted options are progressively vested on each anniversary of the grant date. The service condition for consultants is one to three years. The grantees are entitled to subscribe for underlying shares only if an IPO is achieved, provided that the service condition is also met. As of each grant date during the reported periods, management believed achievement of the IPO was probable. Grantees who leave the Group before the exercisable date will lose their entitlement to the vested options. Options granted typically expire in ten years from the grant date as stated in grant agreements.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	Share-based payment (Continued)

(a)	Share Incentive Plan (Continued)

Participation in the plans is at the discretion of the board of directors of the Company and no individual has contractual right to participate in the plans or receive any guaranteed benefits.

Set out below are movements of employee share options during the reported periods.

	Year ended December 31,
	2017		2018		2019
	Exercise price	Number of options	Exercise price	Number of options	Exercise price	Number of options
Outstanding at beginning of the year	—	—	RMB1.00	1,624,456	RMB1.00	4,578,933
Granted during the year	RMB1.00	1,698,411	RMB1.00	3,205,000	RMB1.00	713,840
Forfeited before Reorganization (Note (ii))	RMB1.00	(73,955)	RMB1.00	(250,523)	RMB1.00	(47,507)
Share sub-division upon Reorganization (Note (i))	—	—	—	—	US$0.03	18,321,704
Forfeited after Reorganization (Note (ii))	—	—	—	—	US$0.03	(85,000)

Outstanding at end of the year	RMB1.00	1,624,456	RMB1.00	4,578,933	US$0.03	23,481,970

Exercisable at end of the year (Note (iii))	—	—	—	—	—	—

Notes:

(i)	Each share of Genetron Health was converted to five shares of the Company upon the Reorganization in July 2019.
(ii)	The shares are forfeited if the employment terminates or the performance condition is not met.
(iii)	None of the options are exercisable as the options are only exercisable upon completion of IPO.

The weighted average remaining contractual lives of options outstanding as at the years ended December 31, 2017, 2018 and 2019 are 9.0 years, 9.0 years and 8.0 years, respectively.

Fair value of options granted

The Group used the discounted cash flow method to determine the underlying equity fair value and adopted equity allocation model to determine the fair value of the underlying ordinary shares.

Based on the fair value of underlying ordinary shares, the Group used Binominal option-pricing model to determine the fair value of options as at each of the grant dates. Key assumptions for the options granted are set as below:

Grant date	January 1, 2017	June 15, 2018	June 15, 2019	October 31, 2019
Fair value at grant date
- (RMB per share of Genetron Health) (Note)	10.83	28.19	36.32	—
- (RMB per share of the Company) (Note)	—	—	—	8.85
Exercise price
- (RMB per share of Genetron Health) (Note)	1.00	1.00	1.00	—
- (US$ per share of the Company) (Note)	—	—	—	0.03
Risk-free interest rate	2.51%	2.94%	2.09%	1.69%
Dividend yield	nil	nil	nil	nil
Expected volatility	55.08%	53.48%	50.20%	48.80%
Expected terms	10 years	10 years	10 years	10 years

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	Share-based payment (Continued)

(a)	Share Incentive Plan (Continued)

Note:

Each share of Genetron Health was converted to five shares of the Company upon the Reorganization in July 2019 when the exercise price of all then existing options was modified from RMB1.00 per share of Genetron Health to US$0.03 per share of the Company without impact on option values.

(b)	Restriction of ordinary shares held by Founders

On May 7, 2015, an aggregate of 16,527,600 ordinary shares of Genetron Health at par value of RMB1.00 per share were issued to three directors, who are also Founders of Genetron Health. In accordance with Series A financing agreement on July 17, 2015, all the 16,527,600 ordinary shares held by the individual Founders were put in escrow since that date with a five-year service condition. Such restriction is deemed as a compensatory arrangement for services to be provided by the Founders and therefore accounted for as a share-based compensation arrangement.

The Group applied Binomial option-pricing model to determine the fair value of this share-based payment as RMB3.12 per share on the grant date. Key assumptions included risk-free interest rate of 1.70%, expected volatility of 50.00%, dividend yield of nil and expected terms of 5 years based on best estimates.

As modified since Series B financing in September 2016, one sixtieth of the award became vested on a monthly basis over five years provided that the Founders remain employment relationship with Genetron Health. Under the Series C financing in October 2017, the shares owned by one of the Founders were no longer subject to the five-year service condition and his then 2,540,650 restricted shares were vested immediately on the modification date. Accordingly, the unrecognized grant date fair value of those shares were accelerated and recognized as share-based compensation expenses on the modified date.

If the Founders terminate service, the Group has to repurchase the shares put in escrow at RMB1.00 per share, which is considered a leaver provision and recorded in other payables and accruals to be released proportionally as the restricted shares are progressively released from escrow.

The movement of the restricted shares for the years ended December 31, 2017, 2018 and 2019 are summarized as below:

Number of restricted shares (in thousands)
Outstanding at January 1, 2017	11,845
Vested and released	(5,623)

Outstanding at December 31, 2017	6,222

Outstanding at January 1, 2018	6,222
Vested and released	(2,409)

Outstanding at December 31, 2018	3,813

Outstanding at January 1, 2019	3,813
Vested and released before Reorganization	(1,204)
Share sub-division upon Reorganization (Note)	10,439
Vested and released after Reorganization	(6,024)

Outstanding at December 31, 2019	7,024

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	Share-based payment (Continued)

(b)	Restriction of ordinary shares held by Founders (Continued)

Note:

Each share of Genetron Health has been converted to five shares of the Company upon the Reorganization.

(c)	Share-based payment to a Founder

Pursuant to the Series A preferred shares agreement in July 2015, a Founder was granted the right to subscribe for shares of Genetron Health amounted to 3% to 5% of its total shares outstanding at par value of RMB1.00 per share if the appraised value of Genetron Health reached RMB590 million before Series B preferred shares financing. The shares have a five-year service condition.

The market condition of target appraised value was met in 2016 and the Founder was allowed to subscribe for 2,173,600 shares (representing 5% of the total number of ordinary and preferred shares then outstanding) of Genetron Health at RMB1.00 per share. The shares were paid up in 2017 and the funds received represent a leaver provision being recorded in other payables and accruals as Genetron Health has to pay such amount to repurchase the shares if the service condition is not met.

The Group applied Binomial option-pricing model to determine the fair value of this share-based payment as RMB1.79 per share on the grant date. Key assumptions included probability of achieving the market condition, risk-free interest rate of 0.51%, expected volatility of 55.80%, dividend yield of nil and expected terms of 1.5 years based on best estimates.

(d)	Share-based compensation expenses were charged in the following categories in the consolidated statements of loss:

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Cost of revenue	143	234	446
Selling expenses	989	1,186	2,720
Administrative expenses	12,145	22,259	25,940
Research and development expenses	7,418	5,965	6,778

	20,695	29,644	35,884

27.	Borrowings

	As at December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Non-current
Other borrowings (Note (i))	—	—	3,643

Current
Bank borrowings (Note (ii))	—	—	5,000
Current portion of other borrowings (Note (i))	—	—	14,514

	—	—	19,514

Total	—	—	23,157

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	Borrowings (Continued)

Notes:

(i)

In March 2019, the Group entered into a sale and leaseback agreement with a two-year term with an independent party, to which the Group transferred the ownership of certain instruments with a consideration of RMB25,000,000 and thereby obtained cash proceeds of the same amount, with guarantee provided by a director of the Group and pledge of all equity interest of Beijing Genetron Medical Laboratory Co., Ltd., a subsidiary of the Company. In June 2019 another similar agreement with a three-year term and an amount of RMB6,960,000 was entered into.

The Group continues to have control over the assets which make the above ownership transfers not qualify as sales transactions as a result. The proceeds received by the Group are thus in substance borrowings with the assets not being derecognized.

The interest rates of these borrowings are approximately 7%-8% per annum and subject to adjustments in accordance with the benchmark lending interest rate promulgated by the People’s Bank of China. The principals and interests are repaid in quarterly or monthly instalments based on respective agreements.

(ii)

On June 26, 2019, the Group entered into a loan facility agreement with a bank, pursuant to which the bank granted the Group a facility in an aggregate amount of RMB5,000,000. Up to December 31, 2019, an outstanding loan amount of RMB5,000,000 has been drawn and will mature in June 2020 under original terms. In May 2020 the Group made an extension by obtaining a new two-year facility which contains this loan amount (Note 33(b)).

The balance bears interest rate of about 5% per annum with reference to benchmark lending interest rate published by the People’s Bank of China.

The bank borrowing is guaranteed by an independent party (the “guarantor”), to which each of Mr. Sizhen Wang (a director of the Group) and Genetron Health have provided counter-guarantees, in addition to a facility fee of RMB110,000 being paid by the Group. To provide the counter-guarantee Genetron Health has to pledge not less than RMB10 million of certain of its receivables to the guarantor (balance pledged as of December 31, 2019 approximated RMB11 million).

28.	Other payables and accruals

	As at December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Payroll and welfare payables	7,954	15,156	19,205
Issuance costs of financial instruments with preferred rights	10,600	—	—
Accrued professional service fees and listing expenses	—	8,485	27,375
Accrued taxes other than income tax	706	929	4,633
Amount due to an investor (Note)	—	—	15,000
Payable to investors for shares repurchase	—	—	3,539
Leaver provisions related to restricted shares (Note 26(b))	8,396	5,987	3,578
Others	5,724	16,450	36,353

	33,380	47,007	109,683

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	Other payables and accruals (Continued)

Note:

Upon the Reorganization an original preferred shareholder of Genetron Health (i) subscribed preferred shares of the Company with a consideration of RMB15,000,000 to replace its historical investment in Genetron Health; and (ii) would thereby be paid an equivalent amount for its historical investment in Genetron Health.

As at December 31, 2019, the cash consideration for the subscription had been received by the Company while the historical investment in Genetron Health had not yet been repaid to the investor. Consequently the balance to be repaid has been recorded as an amount due to the investor which is non-interest bearing and expected to be settled in 2020.

29.	Financial instruments with preferred rights

The Group has completed a series of financing by issuing Preferred Shares, of which the preferred shares issued by Genetron Health before July 2019 have been converted to shares of the Company on one-for-five basis upon the Reorganization, with following details:

Date of subscription	Round	Number of Preferred Shares of the Company	Subscription/ (repurchase) consideration
		(in thousands)	RMB’000

July 17, 2015	Series A-1	39,200	70,000
August 6, 2015	Series A-1	8,400	15,000
September 24, 2015	Series A-2	19,760	50,000
September 18, 2016	Series B	25,358	100,000
November 2, 2016	Series B	18,005	71,000
October 10, 2017	Series C	51,525	350,000
December 29, 2017	Series C	8,835	60,000
November 18, 2019	Series A-1, A-2, B (Note)	(6,933)	(48,105)
November 19, 2019	Series C-2 (Note)	15,205	105,325

November 19, 2019	Series D (Note 23(vi))	34,148	351,243

		213,503

Note:

In November 2019 the Group (i) repurchased 8,272,000 ordinary shares and 6,933,000 preferred shares from certain then shareholders including the Founders for an aggregate consideration of US$15 million (equivalent to approximately RMB105,325,000); and (ii) issued 15,205,000 Series C-2 preferred shares to the C-2 investor for the same consideration in which approximately US$8 million for ordinary shares exchange (the “ordinary shares consideration”) and US$7 million for preferred shares exchange (the “preferred shares consideration”).

The fair value of the issued Series C-2 preferred shares exceeded the sum of (i) the ordinary shares consideration and (ii) the then fair value of those historical preferred shares being replaced, by approximately RMB26,542,000 which was charged to the consolidated statement of loss. As the C-2 investor also subscribed for the new Series D preferred shares altogether, management considers this loss being incurred to obtain fundings and thus non-operating in nature.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.	Financial instruments with preferred rights (Continued)

The key preferred rights of the above Preferred Shares are summarized as follows:

(a)	Conversion Feature

(i)	Optional conversion

Unless converted earlier pursuant to the automatic conversion terms below, each holder of Preferred Shares shall have the right, at such holder’s sole discretion, to convert all or any portion of the Preferred Shares into ordinary shares at any time.

The conversion rate for Preferred Shares shall be determined by dividing the applicable deemed issue price by the conversion price then in effect at the date of the conversion. The initial conversion price at which ordinary shares shall be issued upon conversion of the applicable Preferred Shares will be the deemed issue price, which will be subject to adjustments to reflect share dividends, share splits and other events.

(ii)	Automatic conversion

Each Preferred Share shall automatically be converted into ordinary shares, at the then applicable Preferred Share conversion price upon the closing of a qualified IPO.

A qualified IPO is defined as an IPO on the Nasdaq Global Market System, the New York Stock Exchange, the Main Board or the Growth Enterprise Market of the Hong Kong Stock Exchange, or any other recognized regional or national securities exchange (excluding the National Equities Exchange and Quotations) acceptable to all the investors, which has duly obtained the affirmative votes of majority investor directors in accordance with the shareholders agreement, and in which the offering price (exclusive of underwriting commissions and expenses) reflects that the equity valuation of the Company immediately prior to such offering is not less than an agreed level and the gross proceeds to be received by the Company from new investors are not less than a pre-determined amount.

For Series D preferred shares, if the IPO offering price is less than an agreed amount being set by reference to its issue price, its conversion price will be subject to adjustments to reflect the discount.

(b)	Liquidation preferences

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, distributions to the shareholders of the Company shall be made in the following manner:

(i)

before any distribution or payment shall be made to the holders of any other series preferred shares and ordinary shares, each holder of Series D preferred shares shall be entitled to receive, on parity with each other, an amount equal to 100% of the Series D issue price, plus all dividends declared and unpaid with respect thereto per Series D preferred share, then held by such holder (the “Series D Preference Amount”). If, upon the occurrence of any liquidation event, the assets of the Company shall be insufficient to make payment of the foregoing amounts in full on all Series D preferred shares, then such assets shall be distributed among the holders of Series D preferred shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled thereon;

(ii)

after distribution or payment in full of the Series D Preference Amount pursuant, before any distribution or payment shall be made to the holders of any ordinary shares, each holder of other series preferred shares shall be entitled to receive, on parity with each other, an amount per preferred

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.	Financial instruments with preferred rights (Continued)

(b)	Liquidation preferences (Continued)

share equal to 100% of the applicable deemed issue price, plus all accrued or declared but unpaid dividends thereon (collectively, the “other series Preference Amount”). If, upon any liquidation event, the assets of the Company shall be insufficient to make payment of the foregoing amounts in full on all such other series preferred shares, then such assets shall be distributed among the holders of such other series preferred shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled thereon;

(iii)

after the full (Series D and other series) Preference Amounts on all outstanding Preferred Shares has been paid, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata, pari passu basis among the holders of the Preferred Shares (on an as-converted basis), together with the holders of the ordinary shares.

(c)	Redemption rights

Upon the occurrence of any of the following events:

(i)

the Company has not consummated a qualified IPO before March 31, 2021 (which, upon entering into Series D financing agreements, was a change from the original redemption dates of December 31, 2021 as set out in Series A and Series B financing agreements and August 31, 2023 in Series C agreements);

(ii)

Mr. Hai Yan and/or Mr. Sizhen Wang directly or indirectly participates in or owns any interest in business of molecular diagnosis outside the Group companies which is substantially competitive with the Group (other than as a holder of less than five percent of the outstanding capital stock of a company without decision rights) and has not stopped it within sixty days after the written notice issued by any holder of Series C and/or Series D preferred shares;

(iii)	any material violation of law or act of dishonesty committed by any Group companies or any Founders;

(iv)	Mr. Hai Yan and/or Mr. Sizhen Wang resigns from the Group companies or no longer holds any shares of the Company directly or indirectly;

(v)

any change in the laws and regulations or the reinterpretation or enforcement of such laws and regulations, that causes the control documents invalid, illegal or unenforceable where (a) the shareholders of the Company fail to revert to be the shareholders of the VIE or reach an agreement with respect to any feasible alternative arrangements satisfactory to the then shareholders of the Company, and (b) there is material adverse effect on the VIE, within six months after such change, reinterpretation or abolition of any law or regulation; or

(vi)

the Company, the Founders or any other party terminate any control document or cause any control document to be terminated, unless otherwise approved by the Board (including the affirmative vote of the majority investor directors);

subject to the applicable laws of the Cayman Islands and, if so requested by any holder of the Preferred Shares, the Company and/or any Founder shall redeem or repurchase all or part of the outstanding Preferred Shares in cash out of funds legally available therefor.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.	Financial instruments with preferred rights (Continued)

(c)	Redemption rights (Continued)

The price at which each Preferred Share shall be redeemed or repurchased is the sum of the deemed issue price for the Preferred Share, annual interests at 10% (except for that of Series C-2 which is 8%) per annum and all declared but unpaid dividends up to the date of redemption.

The Group designates the entire instruments as financial liabilities at fair value through profit or loss with the changes in the fair value recorded in the consolidated statements of loss, except for the changes in fair value due to own credit risk, which are recorded in other comprehensive income/(loss).

Movements of financial instruments with preferred rights during the years ended December 31, 2017, 2018 and 2019 are:

RMB’000
Year ended December 31, 2017
At January 1, 2017	412,291
Issuance of Series C preferred shares	350,000
Changes in fair value recognized in profit or loss	258,106
Changes in fair value due to own credit risk recognized in OCI	(2,378)

At December 31, 2017	1,018,019

Year ended December 31, 2018
At January 1, 2018	1,018,019
Issuance of Series C preferred shares	60,000
Changes in fair value recognized in profit or loss	233,632
Changes in fair value due to own credit risk recognized in OCI	9,061

At December 31, 2018	1,320,712

Year ended December 31, 2019
At January 1, 2019	1,320,712
Repurchase of Series A-1, A-2, B preferred shares	(48,105)
Issuance of Series C-2 preferred shares	105,325
Issuance of Series D preferred shares	351,243
Changes in fair value recognized in profit or loss	333,401
Changes in fair value due to own credit risk recognized in OCI	17,299
Other loss	26,542
Exchange differences	(83)

At December 31, 2019	2,106,334

The Group used the discounted cash flow method to determine the underlying share value and adopted the equity allocation model to determine the fair value of the financial instruments with preferred rights as at each date of issuance and at the end of each reporting period.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.	Financial instruments with preferred rights (Continued)

Key valuation assumptions used to determine the fair value of the financial instruments with preferred rights are as follows:

	2017	2018	2019
Discount rate	20.0%	19.0%	18.0%
Risk-free interest rate	1.4%-2.2%	2.2%-2.7%	1.6%-1.9%
DLOM	20%-25%	15%	5%
Volatility	41.5%-53.6%	48.0%-52.9%	37.4%-41.6%

Discount rates were estimated by the weighted average costs of capital as of each valuation date.

Risk-free interest rates were estimated based on the yield of China government bonds as of each valuation date.

DLOM was estimated based on the option-pricing method. Under option-pricing method, the cost of put option, which can hedge price changes before the privately held shares are sold, was considered as a basis to determine the DLOM.

Volatility was estimated based on annualized standard deviation of daily stock price return of comparable companies for periods from respective valuation dates and with similar span as time to exit.

Probability weights under each of the redemption feature and liquidation preferences were based on the Group’s best estimates.

In addition to the above assumptions, projections of future performance of the Group were also factored into the determination of the fair value of financial instruments with preferred rights on each valuation date.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.	Cash flow information

(a)	Reconciliation from loss before income tax to cash used in operations

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Loss before income tax	(420,639)	(464,993)	(676,034)
Adjustments for:
-Depreciation on property, plant and equipment	19,596	26,752	30,458
-Depreciation on right-of-use assets	—	—	14,784
-Amortization on intangible assets	1,016	1,106	1,344
-Provision for impairment of trade and other receivables and contract assets	483	658	2,733
-Investment income from wealth management products	(2,596)	(7,146)	(947)
-Gain on disposal of property, plant and equipment	—	—	(1,505)
-Loss on disposal of intangible assets	469	—	—
-Finance costs/(income) - net	10,506	(68)	9,419
-Share-based compensation expenses	20,695	29,644	35,884
-Losses related to financial instruments with preferred rights	258,106	233,632	359,943
Changes in working capital:
-Inventories	(9,225)	(8,846)	3,719
-Contract assets	703	444	1,234
-Other current assets	(11,566)	(11,689)	(6,687)
-Trade receivables	(6,925)	(27,410)	(48,151)
-Other receivables and prepayments	(7,983)	(4,468)	(33)
-Amounts due from related parties	2,855	(3,674)	(634)
-Trade payables	1,847	2,938	26,633
-Contract liabilities	2,253	5,468	9,322
-Other payables and accruals	12,144	26,636	41,561
-Amounts due to a related party	(1,659)	—	—

Cash used in operations	(129,920)	(201,016)	(196,957)

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.	Cash flow information (Continued)

(b)	Reconciliation of liabilities arising from financing activities

	Financial instruments with preferred rights (Note 29)	Amount due to an investor (Note 28)	Borrowings (Note 27)	Loans from a related party (Note 32(b)(ii))	Lease liabilities (Note 14(a)(ii))	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2017	412,291	—	—	—	—	412,291
Cash received	350,000	—	15,000	6,000	—	371,000
Cash repaid	—	—	(15,000)	(6,000)	—	(21,000)
Non-cash movements	255,728	—	—	—	—	255,728

At December 31, 2017	1,018,019	—	—	—	—	1,018,019

At January 1, 2018	1,018,019	—	—	—	—	1,018,019
Cash received	60,000	—	—	—	—	60,000
Non-cash movements	242,693	—	—	—	—	242,693

At December 31, 2018	1,320,712	—	—	—	—	1,320,712

At January 1, 2019	1,320,712	—	—	—	41,418	1,362,130
Cash received	456,568	15,000	32,955	35,000	—	539,523
Cash repaid	(43,279)		(9,798)	(35,000)	(14,362)	(102,439)
Non-cash movements	372,333	—	—	—	17,431	389,764

At December 31, 2019	2,106,334	15,000	23,157	—	44,487	2,188,978

31.	Commitments

(a)	Capital commitments

	As at December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Equipment and intangible assets
-Contracted but not provided for	—	7,500	1,790

(b)	Lease commitments

The Group leases certain office buildings under non-cancellable lease agreements.

From January 1, 2019, the Group has recognized right-of-use assets for these leases, except for short-term and low-value leases (Note 14). The future minimum lease payables under non-cancellable leases not recognized in the financial statements at each year-end date are as follows:

	As at December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
No later than 1 year	10,892	13,172	615
Later than 1 year but no later than 3 years	16,354	13,257	15
Later than 3 year but no later than 5 years	4,463	895	—

	31,709	27,324	630

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control or exercise significant influence over the other party. Parties are also considered to be related if they are subject to common control. Members of key management of the Group and their close family members are also considered as related parties.

Names of related parties	Nature of relationship
Mr. Sizhen Wang	A director of the Group
Mr. Weiwu He	A director of the Group
Vcanbio Gene Technology Corp., Ltd.	An investor of the Group
Edigene (Beijing) Inc.	A director of this entity is also a director of the Company
Juventas Cell Therapy Ltd.	Certain directors of this entity are also directors of the Group
TCRCure Biopharma (Beijing) Ltd.	Certain directors of this entity are also directors of the Group
FHP Holdings Ltd.	An entity controlled by a director of the Company

In addition to other related party transactions and balances disclosed elsewhere in these financial statements, the following is a summary of significant transactions and balances with related parties during the reported periods and at each year-ends.

(a)	Interests in subsidiaries of the Company are set out in Note 1.2.

(b)	Significant transactions with related parties

(i)	Provision of services

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Edigene (Beijing) Inc.	—	97	1,071
Vcanbio Gene Technology Corp., Ltd.	221	1,236	—
TCRCure Biopharma (Beijing) Ltd.	—	—	588

	221	1,333	1,659

(ii)	Loans to/from related parties

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Loans to Mr. Sizhen Wang:
- Loans advanced	—	43,550	5,000
- Loans repaid	—	(41,000)	(10,525)
- Interest charged	—	749	243
- Interest paid	—	—	(992)

Loans to Mr. Sizhen Wang were unsecured, interest-bearing at 0%-4.35% per annum and repayable within twelve months from the balance sheet date.

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	Related party transactions (Continued)

(b)	Significant transactions with related parties (Continued)

(ii)	Loans to/from related parties (Continued)

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Loans from Juventas Cell Therapy Ltd.:
- Loans advanced	—	—	35,000
- Loans repaid	—	—	(35,000)
- Interest charged	—	—	1,192
- Interest paid	—	—	(1,192)

Loans from Juventas Cell Therapy Ltd. were guaranteed by Mr. Sizhen Wang, interest-bearing at 12% per annum and repaid in 2019.

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Loans from Mr. Weiwu He:
- Loans advanced	6,000	—	—
- Loans repaid	(6,000)	—	—

Loans from Mr. Weiwu He were unsecured, non-interest-bearing and repaid in 2017.

(c)	Balances with related parties

(i)	Trade receivables

	As at December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Edigene (Beijing) Inc.	—	71	456
Vcanbio Gene Technology Corp., Ltd.	55	359	—
TCRCure Biopharma (Beijing) Ltd.	—	—	608

	55	430	1,064

(ii)	Other receivables

	As at December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Mr. Sizhen Wang (Note 32(b)(ii))	2,975	6,274	—

(iii)	Other payables

	As at December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
FHP Holdings Ltd.	—	—	34

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	Related party transactions (Continued)

(d)	Key management compensation

Key management includes directors, supervisors and senior management personnel. The compensations paid or payable to key management for employee services are shown below:

	Year ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Salaries and other short-term employee benefits	3,078	5,250	5,034
Contributions to pension plans	23	50	125
Share-based compensation expenses	13,246	19,952	17,454

	16,347	25,252	22,613

33.	Events occurring after the reporting period

In addition to those disclosed elsewhere in these financial statements, the following events occurring after the reported periods are noted.

(a)	The Group issued additional 6,829,500 Series D preferred shares to an investor for a cash consideration of US$10 million which was received in February 2020.

(b)	Subsequent to December 31, 2019 the Group obtained the following new and extended bank facilities:

Date of obtaining	Term	Facility amount	Loan amount drawn up to date of issuance of these financial statements
		RMB’000	RMB’000
March 2020	1 year	40,000	40,000
May 2020	2 year	25,000	5,000

		65,000	45,000

(c)	Subsequent to reported periods the Group reached agreement with all then preferred shareholders to extend the redemption date of not consummating a qualified IPO from March 31, 2021 to March 31, 2022.

(d)

After the outbreak of Coronavirus Disease (“COVID-19”) in early 2020, the epidemic has resulted in quarantines, travel restrictions, temporary closure of stores and facilities, etc. in China subsequent to the reported periods. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. Most of the Group’s operations and workforce are based in China and the Group’s business has been adversely affected as a result of temporary measures implemented by hospitals as well as movement restrictions imposed on the employees and distributors of the Group, leading to negative impacts to the Group’s overall revenue and decelerated collection of receivables in the first quarter of 2020 as compared with those in fourth quarter of 2019. However, the outbreak has created more sales of certain IVD products in 2020.

Subsequent to the first quarter of 2020, the impacts of COVID-19 to the Group continue to reduce with its overall revenue having resumed an increased trend as compared with corresponding period in 2019. The collection of receivables is restoring to normal turnover pattern as well which does not indicate increased credit risk.

Up to the date of issuance of these financial statements there have been signs of recovery in the economy of the PRC. Any potential impacts to the Group will depend on, to a large extent, future developments

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.	Events occurring after the reporting period (Continued)

and further actions taken by government authorities and other parties to contain the COVID-19 which are beyond the Group’s control. Management will continue to monitor the impacts of the outbreak on the financial position and operating results of the Group.

34.	Unaudited pro forma loss per share

Upon the closing of a qualified IPO of the Company, the Preferred Shares shall be automatically converted into ordinary shares.

Unaudited pro-forma basic and diluted loss per share were computed to give effect to the automatic conversion of the Preferred Shares using the “if converted” method as though the conversion had occurred (with series D preferred shares being converted at unadjusted 1:1 ratio) as of the beginning of the year 2019.

For the year ended December 31, 2019
Numerator (RMB’000):
Net loss attributable to ordinary shareholders of the Company	(676,034)
Pro-forma effect of conversion of Preferred Shares	333,401

Pro-forma net loss attributable to ordinary shareholders of the Company - basic and diluted	(342,633)

Denominator (in thousands):
Weighted average number of ordinary shares outstanding	124,895
Pro-forma effect of conversion of Preferred Shares	213,503

Denominator for pro-forma loss per share - basic and diluted	338,398

Pro-forma loss per share attributable to the Company’s ordinary shareholders (RMB):
- Basic and diluted	(1.01)

Note:

Share options and restricted shares are considered as potential dilutive shares throughout the reporting period. However, due to the Group’s negative financial results, the potential dilutive shares have anti-dilutive effect on loss per share if they are converted to ordinary shares. Thus pro-forma diluted loss per share is equivalent to the pro-forma basic loss per share.

35.	Restricted net assets and parent company only condensed financial information

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries and VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

In accordance with the PRC laws and regulations, statutory reserve funds shall be made and can only be used for specific purposes and are not distributable as cash dividends. As a result of these PRC laws and regulations that require annual appropriation of 10% of net after-tax profits to be set aside prior to

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	Restricted net assets and parent company only condensed financial information (Continued)

payment of dividends as statutory surplus fund, unless such reserve fund reaches 50% of the entity’s registered capital, VIE and PRC subsidiaries of VIE are restricted in their ability to transfer a portion of their net assets to the Company.

The Company performs a test on the restricted net assets of its consolidated subsidiaries, VIE and subsidiaries of VIE (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3) “General Notes to Financial Statements” and concludes that the condensed financial information for the parent company is required to be presented as at and for the years ended December 31, 2018 and 2019, while it was not applicable as at and for the year ended December 31, 2017 as the Company had not been incorporated as of December 31, 2017.

(a)	Balance sheets

	As at December 31,
	2018	2019	2019
	RMB’000	RMB’000	US$’000
			Note 2.5(d)
ASSETS
Non-current assets
Interests in subsidiaries	9	1,839,044	259,723
Prepayments	—	4,172	589

Total non-current assets	9	1,843,216	260,312

Current assets
Other receivables and prepayments	—	645	91
Amounts due from related parties	—	4,674	660
Cash and cash equivalents	—	122,104	17,244

Total current assets	—	127,423	17,995

Total assets	9	1,970,639	278,307

LIABILITIES
Non-current liabilities
Financial instruments with preferred rights	—	2,106,334	297,471

Total non-current liabilities	—	2,106,334	297,471

Current liabilities
Other payables and accruals	9	26,492	3,741
Amounts due to related parties	—	564	80

Total current liabilities	9	27,056	3,821

Total liabilities	9	2,133,390	301,292

Net liabilities	—	(162,751)	(22,985)

SHAREHOLDERS’ DEFICIT
Share capital	—	17	2
Treasury shares	—	(3,578)	(505)
Other reserves	—	100,723	14,225
Accumulated losses	—	(259,913)	(36,707)

Total shareholders’ deficit	—	(162,751)	(22,985)

GENETRON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	Restricted net assets and parent company only condensed financial information (Continued)

(b)	Statements of loss

	Year ended December 31,
	2018	2019	2019
	RMB’000	RMB’000	US$’000
			Note 2.5(d)
Administrative expenses	—	(18,199)	(2,570)
Finance costs - net	—	(6,303)	(890)
Financial instruments with preferred rights
- loss on fair value changes	—	(208,869)	(29,498)
- other loss	—	(26,542)	(3,748)

Loss before income tax	—	(259,913)	(36,706)
Income tax expense	—	—	—

Loss for the year	—	(259,913)	(36,706)

(c)	Statements of cash flows

	Year ended December 31,
	2018	2019	2019
	RMB’000	RMB’000	US$’000
			Note 2.5(d)
Cash flows from operating activities
Cash used in operations	—	(10,805)	(1,526)

Net cash used in operating activities	—	(10,805)	(1,526)

Cash flows from investing activities
Investment in subsidiaries	—	(231,062)	(32,632)

Net cash used in investing activities	—	(231,062)	(32,632)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	—	18	3
Proceeds from issuance of financial instruments with preferred rights	—	456,568	64,480
Issuance costs of financial instruments with preferred rights	—	(6,303)	(890)
Repurchase of ordinary shares	—	(54,479)	(7,694)
Repurchase of financial instruments with preferred rights	—	(43,279)	(6,112)
Proceeds from an investor upon reorganization	—	15,000	2,118
Payments in relation to listing expenses	—	(1,081)	(153)

Net cash generated from financing activities	—	366,444	51,752

Net increase in cash and cash equivalents	—	124,577	17,594
Cash and cash equivalents at beginning of year	—	—	—
Exchange differences	—	(2,473)	(350)

Cash and cash equivalents at end of year	—	122,104	17,244

(d)

The Company did not have any significant guarantees, capital or other commitments as of December 31, 2018 and 2019. The VIE and subsidiaries of VIE did not pay any dividends to the Company for the reported periods.

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS

		For the three months ended March 31,
	Notes	2019	2020	2020
		RMB’000	RMB’000	US$’000
				(Note 2.3)
Revenue	6	66,651	76,843	10,852
Cost of revenue		(38,085)	(34,605)	(4,887)

Gross profit		28,566	42,238	5,965

Selling expenses		(53,585)	(53,824)	(7,601)
Administrative expenses		(27,207)	(21,623)	(3,054)
Research and development expenses		(19,416)	(27,629)	(3,902)
Net impairment losses on financial and contract assets		(649)	(723)	(102)
Other income/(loss) - net		1,083	(5,602)	(791)

Operating expenses		(99,774)	(109,401)	(15,450)

Operating loss		(71,208)	(67,163)	(9,485)

Finance income	8	328	30	4
Finance costs	8	(401)	(3,548)	(501)

Finance costs - net	8	(73)	(3,518)	(497)

Fair value loss of financial instruments with preferred rights	3.3	(60,194)	(44,779)	(6,324)

Loss before income tax		(131,475)	(115,460)	(16,306)

Income tax expense		—	—	—

Loss for the period		(131,475)	(115,460)	(16,306)

Loss attributable to:
Owners of the Company		(131,475)	(115,460)	(16,306)

Loss per share		RMB	RMB	US$

-Basic and diluted	9	(1.08)	(0.92)	(0.13)

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the three months ended March 31,
	Notes	2019	2020	2020
		RMB’000	RMB’000	US$’000
				(Note 2.3)
Loss for the period		(131,475)	(115,460)	(16,306)

Other comprehensive income/(loss)

Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		83	3,114	440

Items that will not be reclassified to profit or loss
Changes in fair value of financial instruments with preferred rights due to own credit risk	3.3	(993)	(72)	(10)

		(910)	3,042	430

Total comprehensive loss for the period		(132,385)	(112,418)	(15,876)

Total comprehensive loss attributable to:
Owners of the Company		(132,385)	(112,418)	(15,876)

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		As at December 31,	As at March 31,
	Notes	2019	2020	2020	2020	2020
		RMB’000	RMB’000	US$’000	RMB’000	US$’000
				(Note 2.3)		(Note 2.3)

					Pro forma (Note 21)
ASSETS
Non-current assets
Property, plant and equipment	10	83,013	76,801	10,846	76,801	10,846
Right-of-use assets	11(a)	43,182	41,346	5,839	41,346	5,839
Intangible assets	12	5,482	5,606	792	5,606	792
Prepayments		12,679	14,452	2,041	14,452	2,041

Total non-current assets		144,356	138,205	19,518	138,205	19,518

Current assets
Inventories		17,896	24,659	3,483	24,659	3,483
Contract assets		1,020	909	128	909	128
Other current assets		43,711	43,819	6,189	43,819	6,189
Trade receivables		83,757	89,036	12,574	89,036	12,574
Other receivables and prepayments		19,526	23,874	3,372	23,874	3,372
Amounts due from related parties	19(b)	1,064	949	134	949	134
Financial assets at fair value through profit or loss	13	122,224	103,021	14,549	103,021	14,549
Cash and cash equivalents		139,954	180,886	25,546	180,886	25,546

Total current assets		429,152	467,153	65,975	467,153	65,975

Total assets		573,508	605,358	85,493	605,358	85,493

LIABILITIES
Non-current liabilities
Financial instruments with preferred rights	3.3	2,106,334	2,221,211	313,695	—	—
Borrowings	14	3,643	2,406	340	2,406	340
Lease liabilities	11(b)	29,124	25,408	3,588	25,408	3,588

Total non-current liabilities		2,139,101	2,249,025	317,623	27,814	3,928

Current liabilities
Trade payables		49,955	61,831	8,732	61,831	8,732
Contract liabilities		18,189	12,848	1,814	12,848	1,814
Other payables and accruals		109,683	89,487	12,638	89,487	12,638
Amounts due to a related party	19(b)	34	34	5	34	5
Borrowings	14	19,514	57,193	8,077	57,193	8,077
Lease liabilities	11(b)	15,363	20,036	2,830	20,036	2,830

Total current liabilities		212,738	241,429	34,096	241,429	34,096

Total liabilities		2,351,839	2,490,454	351,719	269,243	38,024

Net (liabilities)/assets		(1,778,331)	(1,885,096)	(266,226)	336,115	47,469

SHAREHOLDERS’ (DEFICIT)/EQUITY
(Deficit)/equity attributable to owners of the Company
Share capital	15	17	17	2	48	7
Share premium		—	—	—	2,221,180	313,690
Treasury shares	16	(3,578)	(2,976)	(420)	(2,976)	(420)
Other reserves		69,207	77,300	10,917	77,300	10,917
Accumulated losses		(1,843,977)	(1,959,437)	(276,725)	(1,959,437)	(276,725)

Total shareholders’ (deficit)/equity		(1,778,331)	(1,885,096)	(266,226)	336,115	47,469

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Notes	Share capital (Note 15)	Treasury shares (Note 16)	Capital reserve	Share-based compensation reserve	Other reserves	Other comprehensive losses	Accumulated losses	Total shareholders’ deficit
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2019		—	(8,363)	37,550	45,069	39,654	(10,013)	(1,167,943)	(1,064,046)

Comprehensive income/(loss)
Loss for the period		—	—	—	—	—	—	(131,475)	(131,475)
Exchange differences		—	—	—	—	—	83	—	83
Changes in fair value of financial instruments with preferred rights due to own credit risk	3.3	—	—	—	—	—	(993)	—	(993)

		—	—	—	—	—	(910)	(131,475)	(132,385)

Transactions with owners
Vesting of restricted shares		—	602	—	(1,878)	1,878	—	—	602
Share-based compensations	17(d)	—	—	—	11,615	—	—	—	11,615

		—	602	—	9,737	1,878	—	—	12,217

Balance at March 31, 2019		—	(7,761)	37,550	54,806	41,532	(10,923)	(1,299,418)	(1,184,214)

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (Continued)

	Notes	Share capital (Note 15)	Treasury shares (Note 16)	Capital reserve	Share-based compensation reserve	Other reserves	Other comprehensive losses	Accumulated losses	Total shareholders’ deficit
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2020		17	(3,578)	—	73,440	24,903	(29,136)	(1,843,977)	(1,778,331)

Comprehensive income/(loss)
Loss for the period		—	—	—	—	—	—	(115,460)	(115,460)
Exchange differences		—	—	—	—	—	3,114	—	3,114
Changes in fair value of financial instruments with preferred rights due to own credit risk	3.3	—	—	—	—	—	(72)	—	(72)

		—	—	—	—	—	3,042	(115,460)	(112,418)

Transactions with owners
Vesting of restricted shares		—	602	—	(1,878)	1,878	—	—	602
Share-based compensations	17(d)	—	—	—	5,051	—	—	—	5,051

		—	602	—	3,173	1,878	—	—	5,653

Balance at March 31, 2020		17	(2,976)	—	76,613	26,781	(26,094)	(1,959,437)	(1,885,096)

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended March 31,
	Notes	2019	2020	2020
		RMB’000	RMB’000	US$’000
				(Note 2.3)
Cash flows from operating activities

Cash used in operations		(59,151)	(71,533)	(10,102)

Net cash used in operating activities		(59,151)	(71,533)	(10,102)

Cash flows from investing activities

Purchase of property, plant and equipment		(2,841)	(3,748)	(529)
Proceeds from sale of property, plant and equipment		1,050	—	—
Payments for intangible assets		(343)	(1,800)	(254)
Purchase of wealth management products		(164,700)	(238,000)	(33,612)
Redemption of wealth management products		153,847	265,224	37,457
Investment income from wealth management products		443	527	74
Purchase of equity security	13(ii)	—	(13,914)	(1,965)
Loans to a related party	19(a)(ii)	(5,000)	—	—

Net cash (used in)/generated from investing activities		(17,544)	8,289	1,171

Cash flows from financing activities

Proceeds from issuance of financial instruments with preferred rights		—	70,026	9,890
Proceeds from borrowings		21,939	40,000	5,649
Repayments of borrowings		—	(3,558)	(502)
Principal elements of lease payments		(2,997)	(1,014)	(143)
Interests paid		(401)	(1,216)	(172)
Payments in relation to listing expenses		—	(467)	(66)

Net cash generated from financing activities		18,541	103,771	14,656

Net (decrease)/increase in cash and cash equivalents		(58,154)	40,527	5,725

Cash and cash equivalents at beginning of period		62,126	139,954	19,765
Exchange differences		12	405	56

Cash and cash equivalents at end of period		3,984	180,886	25,546

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GENETRON HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

1.	General information, reorganization and basis of presentation

1.1	General information

Genetron Holdings Limited (the “Company”) was incorporated in the Cayman Islands on April 9, 2018 as an exempted company with limited liability under the Companies Law (2018 Revision) of the Cayman Islands. The address of the Company’s registered office is at the office of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

The Company, its subsidiaries, its controlled structured entity (“variable interest entity” or “VIE”) and its subsidiaries (“subsidiaries of VIE”) are collectively referred to as the “Group”. The Group is principally engaged in precision oncology testing and development services (the “Listing Business”) in the People’s Republic of China (“PRC” or “China”).

This Interim Condensed Consolidated Financial Information (“Interim Financial Information”) is presented in Renminbi (“RMB”), unless otherwise stated, and is approved for issue by the Board of Directors on June 4, 2020.

This Interim Financial Information has not been audited.

1.2	Reorganization

The reorganization of the Group (the “Reorganization”) was completed in July 2019. The details of reorganization should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2019.

1.3	Basis of presentation

The Interim Financial Information has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” and should be read in conjunction with the annual financial statements for the year ended 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by International Accounting Standards Board (“IASB”).

Immediately prior to and after the Reorganization, the Listing Business was operated by Genetron Health (Beijing) Co., Ltd. (“Genetron Health”) and its subsidiaries (collectively the “Operating Companies”). Pursuant to the Reorganization, the Listing Business was transferred to and held by the Company through the Operating Companies. The Company has not been involved in any other business prior to the Reorganization and does not meet the definition of a business. The Reorganization is merely a reorganization of the Listing Business with no change in management of such business. Accordingly, the Group resulting from the Reorganization is regarded as a recapitalization of the Listing Business under the Operating Companies for the purpose of this financial information. The financial information of the Group has been prepared on a consolidated basis as if the Reorganization had occurred historically and is presented using the carrying values of the assets, liabilities and operating results of the Listing Business under the Operating Companies for the three months ended March 31, 2019 and 2020.

Going concern

As at March 31, 2020, the Group had net liabilities of RMB1,885,096,000, accumulated losses of RMB1,959,437,000 and net current assets of RMB225,724,000. For the three months ended March 31, 2020, the Group had net operating loss of RMB67,163,000 and net operating cash outflow of RMB71,533,000.

GENETRON HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

1.	General information, reorganization and basis of presentation (Continued)

1.3	Basis of presentation (Continued)

The principal sources of funding have historically been continuous cash contributions from equity holders and preferred shareholders amounting to approximately RMB1,172 million up to March 31, 2020. Furthermore preferred shareholders of all series have extended the redemption dates of their corresponding Preferred Shares totally of about RMB2 billion from March 31, 2021 to March 31, 2022 upon failure of a qualified IPO (Note 20(b)).

Subsequent to March 31, 2020 the Group obtained new and extended bank facilities totalled RMB20 million and RMB5 million respectively (Note 14(ii)). Up to the date of issuance of this financial information, out of the total RMB65 million bank facilities a total loan amount of RMB45 million has been drawn (Note 20(a)).

Taking these into consideration the directors believe that the Group will have sufficient available financial resources generated by these financing activities and normal operating revenues to meet its obligations falling due and working capital requirements in the next twelve months from the date of issuance of this Interim Financial Information. Accordingly, the directors of the Company consider that it is appropriate to prepare the Interim Financial Information on a going concern basis.

2.	Summary of significant accounting policies

2.1	Accounting policies

The accounting policies applied in this Interim Financial Information are consistent with those of the annual financial statements for the year ended December 31, 2019, as described in those annual financial statements. There are no other new standards, amendments to existing standards or interpretations that are not yet effective and would be expected to have a material impact to the Group.

2.2	Amended standards adopted by the Group

A number of amended standards became applicable for the current reporting period, and the Group did not have to significantly change its accounting policies or make retrospective adjustments as a result of adopting them.

2.3	Convenience translation

Translations of the condensed consolidated balance sheets, the condensed consolidated statements of loss, comprehensive loss and cash flows from RMB into United States dollars (“US$”) as of and for the three months ended March 31, 2020 are solely for the convenience of the readers and calculated at the rate of US$1.00=RMB7.0808, representing the exchange rate as of March 31, 2020 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate, on March 31, 2020.

3.	Financial risk management

3.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including interest rate risk and exchange risk), credit risk and liquidity risk.

GENETRON HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

3.	Financial risk management (Continued)

3.1	Financial risk factors (Continued)

The Interim Financial Information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2019.

There have been no significant changes in the risk management policies since the years end.

Liquidity risk

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period at each year/period-end date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows except for financial instruments with preferred rights (“Preferred Shares”), which are presented on a fair value basis. The maturity dates are determined by the terms of the IPO condition in financing agreements as management considers the other redemption terms are not probable to occur.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at March 31, 2020
Financial instruments with preferred rights (Note 20(b))	—	2,221,211	—	—	2,221,211
Borrowings	59,197	2,562	—	—	61,759
Lease liabilities	22,014	11,484	16,997	—	50,495
Trade payables	61,831	—	—	—	61,831
Other payables	69,631	—	—	—	69,631
Amounts due to a related party	34	—	—	—	34

Total	212,707	2,235,257	16,997	—	2,464,961

As at December 31, 2019
Financial instruments with preferred rights	—	2,106,334	—	—	2,106,334
Borrowings	21,009	3,293	607	—	24,909
Lease liabilities	16,788	13,308	19,439	—	49,535
Trade payables	49,955	—	—	—	49,955
Other payables	79,923	—	—	—	79,923
Amounts due to a related party	34	—	—	—	34

Total	167,709	2,122,935	20,046	—	2,310,690

3.2	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

GENETRON HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

3.	Financial risk management (Continued)

3.2	Capital management (Continued)

The Group monitors capital by regularly reviewing the capital structure. The Group may adjust the amount of dividends paid to shareholders, provide returns for shareholders, issue new shares or sell assets to repay borrowings.

The Group monitors capital on the basis of the debt-to-adjusted capital ratio. This ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total borrowings and lease liabilities less cash and cash equivalents. Adjusted capital comprises all components of equity as shown in the consolidated balance sheets and Preferred Shares on an as-if-converted basis. As at December 31, 2019 and March 31, 2020, the Group has no net debt outstanding.

3.3	Fair value estimation

The table below analyses the Group’s financial instruments carried at fair value as at December 31, 2019 and March 31, 2020 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

(i)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

(ii)	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

(iii)	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at March 31, 2020
Assets
Financial assets at fair value through profit or loss
– Wealth management products	—	—	95,293	95,293
– Equity security	7,728	—	—	7,728

	7,728	—	95,293	103,021

Liabilities
Financial instruments with preferred rights	—	—	2,221,211	2,221,211

As at December 31, 2019
Assets
Financial assets at fair value through profit or loss	—	—	122,224	122,224

Liabilities
Financial instruments with preferred rights	—	—	2,106,334	2,106,334

There were no transfers between levels 1, 2 and 3 during the reported periods.

GENETRON HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

3.	Financial risk management (Continued)

3.3	Fair value estimation (Continued)

Financial instruments in Level 3

Level 3 instruments of the Group’s assets and liabilities include wealth management products measured at fair value through profit or loss and financial instruments with preferred rights, respectively.

The following table presents the changes in level 3 instruments for the three months ended March 31, 2019 and 2020.

	For the three months ended March 31,
	2019	2020
	RMB’000	RMB’000
Wealth management products
Opening balance	38,597	122,224
Additions	164,700	238,000
Settlements	(154,073)	(265,527)
Investment income credited to profit or loss	317	596

Closing balance	49,541	95,293

Financial instruments with preferred rights
Opening balance	1,320,712	2,106,334
Issuance of Series D preferred shares	—	70,026
Changes in fair value recognized in profit or loss	60,194	44,779
Changes in fair value due to own credit risk recognized in other comprehensive loss	993	72

Closing balance	1,381,899	2,221,211

4.	Critical accounting estimates and judgments

The preparation of the Interim Financial Information requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgement in applying the Group’s accounting policies.

Estimates and judgements are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances.

GENETRON HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

4.	Critical accounting estimates and judgments (Continued)

Fair value of Preferred Shares

The fair value of Preferred Shares that are not traded in an active market is determined using valuation techniques. The Group has used the discounted cash flow method to determine the equity value of Genetron Health and adopted equity allocation model to determine the fair value of the Preferred Shares. Key assumptions such as discount rate, risk-free interest rate and discount for lack of marketability (“DLOM”) are as follows:

	As at
	March 31, 2019	December 31, 2019	March 31, 2020
Discount rate	19.0%	18.0%	17.5%
Risk-free interest rate	2.2%-2.5%	1.6%-1.9%	0.2%-0.3%
DLOM	15%	5%	8%
Volatility	50.0%-51.4%	37.4%-41.6%	40.0%-43.5%

The estimated fair value carrying amounts of Preferred Shares as at March 31, 2019, December 31, 2019 and March 31, 2020 would have been RMB108,597,000 lower/RMB124,990,000 higher, RMB155,171,000 lower/RMB195,579,000 higher and RMB190,065,000 lower/RMB219,452,000 higher, respectively, should the discount rate used in discounted cash flow analysis be higher/lower by 100 basis points from management’s estimates.

In preparing the Interim Financial Information, the nature of significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were consistent with those described in the annual financial statements for the year ended December 31, 2019.

5.	Segment reporting

During the three months ended March 31, 2019 and 2020, the Group is principally engaged in the Listing Business mentioned in Note 1.1. Segment determination is consistent with those described in the annual financial statements for the year ended December 31, 2019.

The major operating entities of the Group are domiciled in the PRC. Accordingly, substantially all of the Group’s results were derived from the PRC during the three months ended March 31, 2019 and 2020. As at December 31, 2019 and March 31, 2020, substantially all of the Group’s assets were located in the PRC.

GENETRON HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

6.	Revenue and segment information

	Diagnosis and monitoring – provision of LDT services	Diagnosis and monitoring – sale of IVD products	Development services	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Three months ended March 31, 2019
Revenue	50,776	1,175	14,700	66,651

Segment profit/(loss)	30,429	525	(2,388)	28,566

Three months ended March 31, 2020
Revenue	47,576	19,213	10,054	76,843

Segment profit/(loss)	28,656	15,347	(1,765)	42,238

Reconciliation of segment profits to loss for the period

	For the three months ended March 31,
	2019	2020
	RMB’000	RMB’000
Total segment profits	28,566	42,238
Unallocated expenses
- operating expenses	(99,774)	(109,401)
- finance costs - net	(73)	(3,518)
- losses from financial instruments with preferred rights	(60,194)	(44,779)

Loss for the period	(131,475)	(115,460)

	For the three months ended March 31,
	2019	2020
	RMB’000	RMB’000
Timing of revenue recognition
- over time	43,912	42,716
- at a point in time	22,739	34,127

	66,651	76,843

7.	Expenses by nature

	For the three months ended March 31,
	2019	2020
	RMB’000	RMB’000
Cost of inventories and consumables used	28,980	28,583
Employee benefit expenses	58,534	62,341
Depreciation on property, plant and equipment (Note 10)	7,670	8,071
Depreciation on right-of-use assets (Note 11)	3,482	3,807
Amortization on intangible assets (Note 12)	286	265
Provision for impairment of trade and other receivables and contract assets	649	723
Promotion expenses	23,649	22,193
Rental, utilities and office expenses	1,673	2,333
Listing expenses	3,266	986

GENETRON HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

8.	Finance costs - net

	For the three months ended March 31,
	2019	2020
	RMB’000	RMB’000
Finance income
Interests from bank deposits	161	30
Interests from loans to a related party	167	—

	328	30

Finance costs
Interests on lease liabilities	(363)	(506)
Interests on borrowings	(38)	(710)
Net exchange losses	—	(2,332)

	(401)	(3,548)

Finance costs - net	(73)	(3,518)

9.	Loss per share

Basic and diluted loss per share reflecting the effect of the issuance of ordinary shares by the Company are presented as follows.

To calculate loss per share, the capital structure in July 2019 when the Reorganization completed is pushed back assuming it had been in effect historically. Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of ordinary shares outstanding, excluding treasury shares which are detailed in Note 16. Restricted ordinary shares have been considered in the calculation when they vested on monthly basis.

	For the three months ended March 31,
	2019	2020
Loss attributable to owners of the Company (RMB’000)	(131,475)	(115,460)

Weighted average number of ordinary shares outstanding (in thousands) (Note)	121,251	125,029

Basic loss per share (RMB)	(1.08)	(0.92)

Share options, restricted shares and Preferred Shares are considered as potential dilutive shares throughout the reporting periods. However, due to the Group’s negative financial results for the three months ended March 31, 2019 and 2020, the potential dilutive shares have anti-dilutive effect on loss per share if they are converted to ordinary shares. Thus diluted loss per share is equivalent to basic loss per share.

Note:

Movement of number of ordinary shares outstanding for the reported periods are shown as follows. Restricted ordinary shares have been considered in the calculation when they vested on monthly basis.

	For the three months ended March 31,
	2019	2020
	in thousands	in thousands
Number of ordinary shares outstanding (excluding treasury shares) at beginning of period	119,812	123,584

Number of restricted ordinary shares vested	3,011	3,011

Number of ordinary shares outstanding (excluding treasury shares) at end of period	122,823	126,595

GENETRON HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

10.	Property, plant and equipment

	Instruments and equipment	Office equipment and furniture	Transporting equipment	Leasehold improve- ments	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at December 31, 2018

Cost	121,895	2,967	445	18,871	144,178
Accumulated depreciation	(49,700)	(1,143)	(53)	(10,731)	(61,627)

Net book amount	72,195	1,824	392	8,140	82,551

For the three months ended March 31, 2019

Opening net book amount	72,195	1,824	392	8,140	82,551
Additions	6,674	157	24	134	6,989
Disposals	(168)	—	—	—	(168)
Depreciation	(6,269)	(142)	(29)	(1,230)	(7,670)
Exchange differences	68	—	—	—	68

Closing net book amount	72,500	1,839	387	7,044	81,770

As at March 31, 2019

Cost	127,186	3,124	469	15,050	145,829
Accumulated depreciation	(54,686)	(1,285)	(82)	(8,006)	(64,059)

Net book value	72,500	1,839	387	7,044	81,770

As at December 31, 2019

Cost	147,658	3,953	469	21,081	173,161
Accumulated depreciation	(73,095)	(1,754)	(166)	(15,133)	(90,148)

Net book amount	74,563	2,199	303	5,948	83,013

For the three months ended March 31, 2020
Opening net book amount	74,563	2,199	303	5,948	83,013
Additions	1,769	79	—	—	1,848
Depreciation	(6,782)	(191)	(28)	(1,070)	(8,071)
Exchange differences	11	—	—	—	11

Closing net book amount	69,561	2,087	275	4,878	76,801

As at March 31, 2020

Cost	149,460	4,032	469	21,081	175,042
Accumulated depreciation	(79,899)	(1,945)	(194)	(16,203)	(98,241)

Net book value	69,561	2,087	275	4,878	76,801

GENETRON HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

11.	Leases

Amounts recognized in the unaudited condensed consolidated balance sheets are as follows:

(a)	Right-use of assets

	Properties	Office equipment	Total
	RMB’000	RMB’000	RMB’000
As at January 1, 2019
Cost	42,561	50	42,611

For the three months ended March 31, 2019
Opening net book amount	42,561	50	42,611
Depreciation	(3,477)	(5)	(3,482)

Closing net book amount	39,084	45	39,129

As at March 31, 2019
Cost	42,561	50	42,611
Accumulated depreciation	(3,477)	(5)	(3,482)

Net book value	39,084	45	39,129

As at December 31, 2019
Cost	57,916	50	57,966
Accumulated depreciation	(14,766)	(18)	(14,784)

Net book value	43,150	32	43,182

For the three months ended March 31, 2020
Opening net book amount	43,150	32	43,182
Additions	1,971	—	1,971
Depreciation	(3,802)	(5)	(3,807)

Closing net book amount	41,319	27	41,346

As at March 31, 2020
Cost	59,887	50	59,937
Accumulated depreciation	(18,568)	(23)	(18,591)

Net book value	41,319	27	41,346

(b)	Lease liabilities

	As at
	December 31, 2019	March 31, 2020
	RMB’000	RMB’000
Non-current	29,124	25,408
Current	15,363	20,036

	44,487	45,444

GENETRON HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

11.	Leases (Continued)

(c)	Amounts recognized in the consolidated statements of loss in addition to depreciation shown above are as follows:

	For the three months ended March 31,
	2019	2020
	RMB’000	RMB’000
Interest expense (included in finance costs) (Note 8)	363	506
Expense relating to short-term leases (included in cost of revenue and research and development expenses)	9	26
Expense relating to leases of low-value assets that are not shown above as short-term leases (included in cost of revenue, administrative expenses and research and development expenses)	91	176

(d)	The total cash outflow for leases for the three months ended March 31, 2020 was RMB1,637,000 (three months ended March 31, 2019: RMB3,431,000).

12.	Intangible assets

	Software	Patented technology	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As at December 31, 2018

Cost	4,200	230	2,030	6,460
Accumulated amortization and impairment	(1,313)	(230)	(1,522)	(3,065)

Net book value	2,887	—	508	3,395

For the three months ended March 31, 2019

Opening net book value	2,887	—	508	3,395
Additions	145	—	—	145
Amortization	(159)	—	(127)	(286)
Exchange differences	24	—	—	24

Closing net book value	2,897	—	381	3,278

As at March 31, 2019

Cost	4,376	230	2,030	6,636
Accumulated amortization and impairment	(1,479)	(230)	(1,649)	(3,358)

Net book value	2,897	—	381	3,278

As at December 31, 2019

Cost	7,679	230	2,030	9,939
Accumulated amortization and impairment	(2,197)	(230)	(2,030)	(4,457)

Net book value	5,482	—	—	5,482

For the three months ended March 31, 2020

Opening net book value	5,482	—	—	5,482
Additions	381	—	—	381

GENETRON HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

12.	Intangible assets (Continued)

	Software	Patented technology	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Amortization	(265)	—	—	(265)
Exchange differences	8	—	—	8

Closing net book value	5,606	—	—	5,606

As at March 31, 2020

Cost	8,092	230	2,030	10,352
Accumulated amortization and impairment	(2,486)	(230)	(2,030)	(4,746)

Net book value	5,606	—	—	5,606

13.	Financial assets at fair value through profit or loss

	As at
	December 31, 2019	March 31, 2020
	RMB’000	RMB’000
Wealth management products (Note (i))	122,224	95,293
Equity security (Note (ii))	—	7,728

	122,224	103,021

Notes:

(i)

Wealth management products held by the Group with various maturities bear floating interest rates at 2.78% and 2.74% per annum as at December 31, 2019 and March 31, 2020 respectively. The underlying investments were mostly debt instruments with low to moderate risk levels.

The fair values of wealth management products are based on discounted cash flows using their expected returns. Changes in their fair values are recorded in other income—net in the consolidated statements of loss.

(ii)

This is investment of an equity security listed in Hong Kong held for trading with purchase cost of approximately RMB14 million. Its fair value at end of reporting period is determined by closing price quoted in an active stock market.

GENETRON HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

14.	Borrowings

	As at
	December 31, 2019	March 31, 2020
	RMB’000	RMB’000
Non-current
Other borrowings (Note (i))	3,643	2,406

Current
Bank borrowings (Note (ii) & (iii))	5,000	45,000
Current portion of other borrowings (Note (i))	14,514	12,193

	19,514	57,193

Total	23,157	59,599

Notes:

(i)

In March 2019, the Group entered into a sale and leaseback agreement with a two-year term with an independent party, to which the Group transferred the ownership of certain instruments with a consideration of RMB25,000,000 and thereby obtained cash proceeds of the same amount, with guarantee provided by a director of the Group and pledge of all equity interest of Beijing Genetron Medical Laboratory Co., Ltd., a subsidiary of the Company. In June 2019 another similar agreement with a three-year term and an amount of RMB6,960,000 was entered into.

The Group continues to have control over the assets which make the above ownership transfers not qualify as sales transactions as a result. The proceeds received by the Group are thus in substance borrowings with the assets not being derecognized.

The interest rates of these borrowings are approximately 7%-8% per annum and subject to adjustments in accordance with the benchmark lending interest rate promulgated by the People’s Bank of China. The principals and interests are repaid in quarterly or monthly instalments based on respective agreements.

(ii)

On June 26, 2019, the Group entered into a loan facility agreement with a bank, pursuant to which the bank granted the Group a facility in an aggregate amount of RMB5,000,000. Up to December 31, 2019, an outstanding loan amount of RMB5,000,000 has been drawn and will mature in June 2020 under original terms. In May 2020 the Group made an extension by obtaining a new two-year facility which contains this loan amount (Note 20(a)).

The balance bears interest rate of about 5% per annum with reference to benchmark lending interest rate published by the People’s Bank of China.

The bank borrowing is guaranteed by an independent party (the “guarantor”), to which each of Mr. Sizhen Wang (a director of the Group) and Genetron Health have provided counter-guarantees, in addition to a facility fee of RMB110,000 being paid by the Group. To provide the counter-guarantee Genetron Health has to pledge not less than RMB10 million of certain of its receivables to the guarantor (balance pledged as of March 31, 2020 approximated RMB11 million).

(iii)

In March 2020, the Group entered into loan facility agreements with banks, pursuant to which the banks granted the Group one-year facilities in an aggregate amount of RMB40,000,000 with the same amount of outstanding loan having been drawn up to March 31, 2020.

The balances bear interest rates of 2%—4% per annum with reference to benchmark lending interest rate published by the People’s Bank of China.

GENETRON HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

14.	Borrowings (Continued)

The bank borrowings are guaranteed by Mr. Sizhen Wang except for a portion of RMB10,000,000 which is guaranteed by an independent party, to which Mr. Sizhen Wang has provided counter-guarantee, in addition to a facility fee of RMB100,000 being paid by the Group.

15.	Share capital

	Number of ordinary shares	Nominal value of ordinary shares	Number of preferred shares	Nominal value of preferred shares
		US$’000		US$’000
Authorized:
As at December 31, 2018 and March 31, 2019	500,000,000	50	—	—

As at December 31, 2019	2,286,497,400	46	213,502,600	4
Re-designation upon issuance of Series D preferred shares (Note)	(6,829,500)	—	6,829,500	—

As at March 31, 2020	2,279,667,900	46	220,332,100	4

	Number of ordinary shares		Nominal value of ordinary shares (Share capital)
			US$’000	RMB’000
Issued and fully paid:
As at December 31, 2018 and March 31, 2019	3		—	—

As at December 31, 2019 and March 31, 2020	119,433,500	*	3	17

*	Out of 126,595,000 outstanding issued ordinary shares (Note 9) together with 14,883,000 ordinary shares still in escrow (Note 16), 22,044,500 shares have not been paid up as at March 31, 2020.

Note:

In February 2020 the Company further issued 6,829,500 Series D preferred shares for a cash consideration of US$10 million (equivalent to approximately RMB70,026,000) (Note 3.3).

16.	Treasury shares

33,961,500 ordinary shares of the Company were reserved for the Share Incentive Plan, out of which 22,555,620 ordinary shares have been issued but not paid as at March 31, 2020.

A total of 93,506,000 ordinary shares of the Company held by Mr. Weiwu He, Mr. Sizhen Wang and Mr. Hai Yan (collectively the “Founders”) were put in escrow with service conditions and vested on monthly basis or by one tranche which are detailed in Note 17(b) and Note 17(c) respectively. As at March 31, 2019, December 31, 2019 and March 31, 2020, 26,927,000, 17,894,000 and 14,883,000 ordinary shares of the Company were still in escrow and considered as treasury shares, respectively.

17.	Share-based payment

(a)	Share Incentive Plan

Details of the Share Incentive Plan of the Group are consistent with those described in the annual financial statements for the year ended December 31, 2019.

GENETRON HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

17.	Share-based payment (Continued)

(a)	Share Incentive Plan (Continued)

Set out below are movements of employee share options during the reported periods.

	For the three months ended March 31,
	2019		2020
	Exercise price	Number of options (Note (i))	Exercise price		Number of options (Note (i))
Outstanding at beginning of the period	RMB1.00	4,578,933	US$	0.03	23,481,970
Forfeited during the period (Note (ii))	RMB1.00	(31,507)		—	—

Outstanding at end of the period	RMB1.00	4,547,426	US$	0.03	23,481,970

Exercisable at end of the period (Note (iii))	—	—		—	—

Notes:

(i)

The underlying shares of the options for the three months ended March 31, 2019 were shares of Genetron Health and each share of Genetron Health was converted to five shares of the Company upon the Reorganization in July 2019.

(ii)	The shares are forfeited if the employment terminates or the performance condition is not met.

(iii)	None of the options are exercisable as the options are only exercisable upon completion of IPO.

The weighted average remaining contractual lives of options outstanding as at March 31, 2019, December 31, 2019 and March 31, 2020 are 8.7 years, 8.0 years and 7.8 years, respectively.

(b)	Restriction of ordinary shares held by Founders

On May 7, 2015, an aggregate of 16,527,600 ordinary shares of Genetron Health at par value of RMB1.00 per share were issued to three directors, who are also Founders of Genetron Health. In accordance with Series A financing agreement on July 17, 2015, all the 16,527,600 ordinary shares held by the individual Founders were put in escrow since that date with a five-year service condition. Such restriction is deemed as a compensatory arrangement for services to be provided by the Founders and therefore accounted for as a share-based compensation arrangement.

The Group applied Binomial option-pricing model to determine the fair value of this share-based payment as RMB3.12 per share on the grant date. Key assumptions included risk-free interest rate of 1.70%, expected volatility of 50.00%, dividend yield of nil and expected terms of 5 years based on best estimates.

As modified since Series B financing in September 2016, one sixtieth of the award became vested on a monthly basis over five years provided that the Founders remain employment relationship with Genetron Health. Under the Series C financing in October 2017, the shares owned by one of the Founders were no longer subject to the five-year service condition and his then 2,540,650 restricted shares were vested immediately on the modification date. Accordingly, the unrecognized grant date fair value of those shares were accelerated and recognized as share-based compensation expenses on the modified date.

If the Founders terminate service, the Group has to repurchase the shares put in escrow at RMB1.00 per share, which is considered a leaver provision and recorded in other payables and accruals to be released proportionally as the restricted shares are progressively released from escrow.

GENETRON HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

17.	Share-based payment (Continued)

(b)	Restriction of ordinary shares held by Founders (Continued)

The movement of the restricted shares for the three months ended March 31, 2019 and 2020 are summarized as below:

Number of restricted shares (in thousands)
Shares of Genetron Health
Outstanding at January 1, 2019	3,813
Vested and released	(602)

Outstanding at March 31, 2019	3,211

Shares of the Company
Outstanding at January 1, 2020	7,024
Vested and released	(3,011)

Outstanding at March 31, 2020	4,013

Note:

Each share of Genetron Health has been converted to five shares of the Company upon the Reorganization in July 2019.

(c)	Share-based payment to a Founder

Pursuant to the Series A preferred shares agreement in July 2015, a Founder was granted the right to subscribe for shares of Genetron Health amounted to 3% to 5% of its total shares outstanding at par value of RMB1.00 per share if the appraised value of Genetron Health reached RMB590 million before Series B preferred shares financing. The shares have a five-year service condition.

The market condition of target appraised value was met in 2016 and the Founder was allowed to subscribe for 2,173,600 shares (representing 5% of the total number of ordinary and preferred shares then outstanding) of Genetron Health at RMB1.00 per share. The shares were paid up in 2017 and the funds received represent a leaver provision being recorded in other payables and accruals as Genetron Health has to pay such amount to repurchase the shares if the service condition is not met.

The Group applied Binomial option-pricing model to determine the fair value of this share-based payment as RMB1.79 per share on the grant date. Key assumptions included probability of achieving the market condition, risk-free interest rate of 0.51%, expected volatility of 55.80%, dividend yield of nil and expected terms of 1.5 years based on best estimates.

GENETRON HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

17.	Share-based payment (Continued)

(d)	Share-based compensation expenses were charged in the following categories in the consolidated statements of loss:

	For the three months ended March 31,
	2019	2020
	RMB’000	RMB’000
Cost of revenue	152	52
Selling expenses	776	821
Administrative expenses	8,406	3,251
Research and development expenses	2,281	927

	11,615	5,051

18.	Commitments

(a)	Capital commitments

	As at
	December 31, 2019	March 31, 2020
	RMB’000	RMB’000
Equipment and intangible assets
- Contracted but not provided for	1,790	1,555

(b)	Lease commitments

The Group leases certain office buildings under non-cancellable lease agreements.

From January 1, 2019, the Group has recognized right-of-use assets for these leases, except for short-term and low-value leases (Note 11). The future minimum lease payables under non-cancellable leases not recognized in the financial information at each year/period-end date are as follows:

	As at
	December 31, 2019	March 31, 2020
	RMB’000	RMB’000
No later than 1 year	615	333
Later than 1 year but no later than 3 years	15	20

	630	353

GENETRON HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

19.	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, control or exercise significant influence over the other party. Parties are also considered to be related if they are subject to common control. Members of key management of the Group and their close family members are also considered as related parties.

Names of related parties	Nature of relationship
Mr. Sizhen Wang	A director of the Group
Edigene (Beijing) Inc.	A director of this entity is also a director of the Company
TCRCure Biopharma (Beijing) Ltd.	Certain directors of this entity are also directors of the Group
FHP Holdings Ltd	An entity controlled by a director of the Company

In addition to other related party transactions and balances disclosed elsewhere in this financial information, the following is a summary of significant transactions and balances with related parties during the reported periods and at year/period-end respectively.

(a)	Significant transactions with related parties

(i)	Provision of services

	For the three months ended March 31,
	2019	2020
	RMB’000	RMB’000
Edigene (Beijing) Inc.	112	76
TCRCure Biopharma (Beijing) Ltd.	36	14

	148	90

(ii)	Loans to a related party

	For the three months ended March 31,
	2019	2020
	RMB’000	RMB’000
Loans to Mr. Sizhen Wang
- Loans advanced	5,000	—
- Interest charged	167	—

(b)	Balances with related parties

(i)	Trade receivables

	As at
	December 31, 2019	March 31, 2020
	RMB’000	RMB’000
TCRCure Biopharma (Beijing) Ltd.	608	623
Edigene (Beijing) Inc.	456	326

	1,064	949

GENETRON HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

19.	Related party transactions (Continued)

(b)	Balances with related parties (Continued)

(ii)	Other payables

	As at
	December 31, 2019	March 31, 2020
	RMB’000	RMB’000
FHP Holdings Ltd	34	34

(c)	Key management compensation

Key management includes directors, supervisors and senior management personnel. The compensations paid or payable to key management for employee services are shown below:

	For the three months ended March 31,
	2019	2020
	RMB’000	RMB’000
Salaries and other short-term employee benefits	1,583	1,771
Contributions to pension plans	29	26
Share-based compensation expenses	5,797	2,103

	7,409	3,900

20.	Events occurring after the reporting period

In addition to those disclosed elsewhere in this financial information, the following events occurring after the reported period are noted.

(a)	Up to date of issuance of this financial information the Group has the following bank facilities with loan amounts having been drawn:

Date of obtaining	Term	Facility amount	Loan amount drawn up to date of issuance of these financial information
		RMB’000	RMB’000
March 2020	1 year	40,000	40,000
May 2020	2 year	25,000	5,000

		65,000	45,000

(b)	Subsequent to reported period the Group reached agreement with all then preferred shareholders to extend the redemption date of not consummating a qualified IPO from March 31, 2021 to March 31, 2022.

(c)

Subsequent to the reported period the impacts of the Coronavirus Disease (“COVID-19”) to the Group continue to reduce with its overall revenue having resumed an increased trend as compared with corresponding period in 2019. The collection of receivables is restoring to normal turnover pattern as well which does not indicate increased credit risk.

Up to the date of issuance of this financial information the economy of the PRC continues to show signs of recovery. Any potential impacts to the Group will depend on, to a large extent, future developments and further actions taken by government authorities and other parties to contain the COVID-19 which are beyond the Group’s control. Management will continue to monitor the impacts of the outbreak on the financial position and operating results of the Group.

GENETRON HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2020

21.	Unaudited pro forma balance sheet and loss per share

Upon the closing of a qualified IPO of the Company, the Preferred Shares shall be automatically converted into ordinary shares.

The unaudited pro-forma balance sheet as of March 31, 2020 presents an adjusted financial position assuming the Preferred Shares had been converted into ordinary shares (with series D preferred shares being converted at unadjusted 1:1 ratio) as of March 31, 2020.

Unaudited pro-forma basic and diluted loss per share were computed to give effect to the automatic conversion of the Preferred Shares using the “if converted” method as though the conversion had occurred as of the beginning of the period in 2020.

For the three months ended March 31, 2020
Numerator (RMB’000):
Net loss attributable to ordinary shareholders of the Company	(115,460)
Pro-forma effect of conversion of Preferred Shares	44,779

Pro-forma net loss attributable to ordinary shareholders of the Company—basic and diluted	(70,681)

Denominator (in thousands):
Weighted average number of ordinary shares outstanding	125,029
Pro-forma effect of conversion of Preferred Shares	220,332

Denominator for pro-forma loss per share – basic and diluted	345,361

Pro-forma loss per share attributable to the Company’s ordinary shareholders (RMB):
- Basic and diluted	(0.20)

Note:

Share options and restricted shares are considered as potential dilutive shares throughout the reporting period. However, due to the Group’s negative financial results, the potential dilutive shares have anti-dilutive effect on loss per share if they are converted to ordinary shares. Thus pro-forma diluted loss per share is equivalent to the pro-forma basic loss per share.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Under our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements filed as Exhibit 10.3 to this Registration Statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which has been filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, Rule 701 promulgated under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Issuance	Title and Number of Securities	Consideration
FHP Holdings Limited	April 9, 2018	1 ordinary shares(1)	US$0.0001

ETP Health Limited	April 9, 2018	1 ordinary shares(2)	US$0.0001

HealthOmic Blueprint Limited	April 9, 2018	1 ordinary shares(3)	US$0.0001

FHP Holdings Limited	July 2, 2019	5 ordinary shares	US$0.0001

FHP Holdings Limited	July 2, 2019	35,729,495 ordinary shares	US$714.59

Hai YAN	July 2, 2019	35,359,000 ordinary shares	US$707.18

Weiwu HE	July 2, 2019	22,417,500 ordinary shares	US$448.35

Genetron Voyage Holdings Limited	July 2, 2019	9,875,000 ordinary shares	US$197.50

Genetron United Holdings Limited	July 2, 2019	17,164,500 ordinary shares	US$343.29

Purchaser	Date of Issuance	Title and Number of Securities	Consideration
Kevin Ying HONG	July 2, 2019	5,313,500 ordinary shares	US$106.27

Eugene Health Limited	July 2, 2019	3,259,000 ordinary shares	US$65.18

IN Healthcare Limited	July 2, 2019	2,975,000 ordinary shares	US$59.50

EASY BENEFIT INVESTMENT LIMITED	July 2, 2019	4,185,000 ordinary shares	US$83.70

Tianjin Yuanjufu Business Management Partnership (Limited Partnership) ( )	July 2, 2019	12,679,500 ordinary shares	RMB39,336,630 in equivalent US Dollars

Genetron Alliance Holdings Limited	July 2, 2019	247,990 ordinary shares	US$4.96

Genetron Discovery Holdings Limited	July 2, 2019	544,510 ordinary shares	US$10.90

IN Healthcare Limited	July 2, 2019	2,212,000 series A-1 preferred shares	US$44.24

EASY BENEFIT INVESTMENT LIMITED	July 2, 2019	13,555,500 series A-1 preferred shares	US$271.11

Genetron Alliance Holdings Limited	July 2, 2019	5,552,010 series A-1 preferred shares	US$111.05

Genetron Discovery Holdings Limited	July 2, 2019	3,794,990 series A-1 preferred shares	US$75.90

Parkland Medtech Limited	July 2, 2019	8,400,000 series A-1 preferred shares	RMB15,000,000 in equivalent US Dollars

Tianjin Genetron Jun’an Business Management Partnership (Limited Partnership) ( )	July 2, 2019	12,232,500 series A-1 preferred shares	US$244.65

Tianjin Genetron Juncheng Business Management Partnership (Limited Partnership) ( )	July 2, 2019	1,853,000 series A-1 preferred shares	US$37.06

IN Healthcare Limited	July 2, 2019	2,082,000 series A-2 preferred shares	US$41.64

EASY BENEFIT INVESTMENT LIMITED	July 2, 2019	2,216,000 series A-2 preferred shares	US$44.32

SUPERPOWER INVESTMENTS LTD.	July 2, 2019	11,856,000 series A-2 preferred shares	US$237.12

Purchaser	Date of Issuance	Title and Number of Securities	Consideration
Tianjin Genetron Jun’an Business Management Partnership (Limited Partnership) ( )	July 2, 2019	3,606,000 series A-2 preferred shares	US$72.12

IN Healthcare Limited	July 2, 2019	2,536,000 series B preferred shares	US$50.72

EASY BENEFIT INVESTMENT LIMITED	July 2, 2019	2,536,000 series B preferred shares	US$50.72

Tianjin Yuanjufu Business Management Partnership (Limited Partnership) ( )	July 2, 2019	2,355,500 series B preferred shares	RMB9,280,670 in equivalent US Dollars

CrowdBees Holdings Limited	July 2, 2019	1,521,500 series B preferred shares	US$30.43

J&K BIOTECH INVESTMENT CO. LTD.	July 2, 2019	2,536,000 series B preferred shares	US$50.72

EASY BEST INVESTMENT LIMITED	July 2, 2019	2,536,000 series B preferred shares	US$50.72

Tianjin Genetron Jun’an Business Management Partnership (Limited Partnership) ( )	July 2, 2019	2,536,000 series B preferred shares	US$50.72

Tianjin Genetron Juncheng Business Management Partnership (Limited Partnership) ( )	July 2, 2019	3,803,500 series B preferred shares	US$76.07

Tianjin Tianshu Xingfu Corporation Management L.P. (Limited Partnership) ( )	July 2, 2019	23,003,000 series B preferred shares	US$460.06

EASY BENEFIT INVESTMENT LIMITED	July 2, 2019	2,944,500 series C preferred shares	US$58.89

Tianjin Kangyue Business Management Partnership (Limited Partnership) ( )	July 2, 2019	44,165,500 series C preferred shares	RMB300,000,000 in equivalent US Dollars

Purchaser	Date of Issuance	Title and Number of Securities	Consideration

Tianjin Genetron Jun’an Business Management Partnership (Limited Partnership) ( )	July 2, 2019	11,777,500 series C preferred shares	US$235.55

Tianjin Genetron Juncheng Business Management Partnership (Limited Partnership) ( )	July 2, 2019	1,472,000 series C preferred shares	US$29.44

Vivo Capital Fund IX, L.P	November 19, 2019	15,205,000 series C-2 preferred shares	US$15,000,000

Vivo Capital Fund IX, L.P	November 19, 2019	10,244,300 series D preferred shares	US$15,000,000

CICC Healthcare Investment Fund, L.P	November 19, 2019	6,829,500 series D preferred shares	US$10,000,000

Alexandria Venture Investments, LLC	November 19, 2019	6,829,500 series D preferred shares	US$10,000,000

GIANT PLAN LIMITED	November 19, 2019	6,829,500 series D preferred shares	US$10,000,000

ETP BioHealth II Fund, L.P.	November 19, 2019	3,414,800 series D preferred shares	US$5,000,000

Genetron Health (Hong Kong) Company Limited(5)	January 14, 2020	9,523,900 ordinary shares	nominal consideration

Ever Precise Investments Limited(6)	January 14, 2020	13,031,720 ordinary shares	nominal consideration

CICC Healthcare Investment Fund, L.P.	February 19, 2020	6,829,500 series D preferred shares	US$10,000,000

Share-based Awards

Certain executive officers and employees	Between March 31, 2018 to June 2, 2020	Options to purchase 23,270,320 ordinary shares	Past and future services provided by these individuals to us

(1)	One ordinary share was subdivided into five ordinary shares upon a 1:5 share split on July 2, 2019.
(2)	One ordinary share was repurchased by us on July 2, 2019.
(3)	One ordinary share was repurchased by us on July 2, 2019.
(4)	3,195,500 series A-1 preferred shares, 2,216,000 series A-2 preferred shares, 1,521,500 series B preferred shares and 8,272,000 ordinary shares were repurchased by us on November 18, 2019.
(5)

Represents 9,523,900 ordinary shares held through Genetron Health (Hong Kong) Company Limited for the purpose of holding such shares for the benefit of the plan participants according to the restricted shares issued or to be issued to them under the 2019 Genetron Health Share Incentive Plan.

(6)

Represents 13,031,720 ordinary shares held through Ever Precise Investments Limited for the purpose of holding such shares for the benefit of the plan participants according to the options issued or to be issued to them under the 2019 Genetron Health Share Incentive Plan.

Item 8.	Exhibits and Financial Statement Schedules

(a) Exhibits:

See Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements and the notes thereto.

Item 9.	Undertakings

The undersigned hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) If the undersigned registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

GENETRON HOLDINGS LIMITED

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1†	Form of Underwriting Agreement

3.1†	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2†	Form of Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering

4.1†	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2†	Registrant’s Specimen Certificate for Ordinary Shares

4.3†	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares

4.4†	Amended and Restated Shareholders Agreement by and among Genetron Holdings Limited, Genetron Health (Hong Kong) Company Limited, Genetron (Tianjin) Co., Ltd, Genetron Health (Beijing) Co., Ltd., Sizhen Wang, Hai Yan, Weiwu He, FHP Holdings Limited, certain investors of Genetron Holdings Limited and other parties named therein dated November 19, 2019

4.5†	Amendment to Amended and Restated Shareholders Agreement dated November 19, 2019 by and among Genetron Holdings Limited, Genetron Health (Hong Kong) Company Limited, Genetron (Tianjin) Co., Ltd, Genetron Health (Beijing) Co., Ltd., Sizhen Wang, Hai Yan, Weiwu He, FHP Holdings Limited, certain investors of Genetron Holdings Limited and other parties named therein dated January 14, 2020

4.6†	Amendment to Amended and Restated Shareholders Agreement dated November 19, 2019 by and Genetron Holdings Limited, Genetron Health (Hong Kong) Company Limited, Genetron (Tianjin) Co., Ltd, Genetron Health (Beijing) Co., Ltd., Sizhen Wang, Hai Yan, Weiwu He, FHP Holdings Limited, certain investors of Genetron Holdings Limited and other parties named therein dated May 28, 2020

5.1†	Opinion of Walkers (Hong Kong) regarding the validity of the ordinary shares being registered

8.1†	Opinion of Walkers (Hong Kong) regarding certain Cayman Island tax matters (included in Exhibit 5.1)

8.2†	Opinion of Shihui Partners regarding certain PRC tax matters (included in Exhibit 99.2)

8.3†	Opinion of Davis Polk & Wardwell LLP regarding material U.S. federal income tax consequences

10.1†	2019 Genetron Health Share Incentive Plan

10.2†	2019 Genetron Health Share Incentive Scheme

10.3†	Form of Indemnification Agreement with the Registrant’s directors

10.4†	Form of Employment Agreement between the Registrant and an executive officer of the Registrant

10.5†	Shares Purchase Agreement by and among Genetron Holdings Limited, Genetron Health (Hong Kong) Company Limited, Genetron (Tianjin) Co., Ltd, Genetron Health (Beijing) Co., Ltd., Sizhen Wang, Hai Yan, Weiwu He, FHP Holdings Limited, certain investors of Genetron Holdings Limited and other parties named therein dated July 2, 2019

Exhibit Number	Description of Document

10.6†	Share Repurchase Agreement by and between Genetron Holdings Limited and EASY BENEFIT INVESTMENT LIMITED dated October 1, 2019

10.7†	Share Repurchase Agreement by and between Genetron Holdings Limited and Parkland Medtech Limited dated October 1, 2019

10.8†	Share Repurchase Agreement by and between Genetron Holdings Limited and CrowdBees Holdings Limited dated October 1, 2019

10.9†	Share Repurchase Agreement by and among Genetron Holdings Limited, FHP Holdings Limited, Hai Yan, Weiwu He, Genetron Voyage Holdings Limited and Genetron United Holdings Limited dated October 1, 2019

10.10†	Series C-2 Preferred Shares Purchase Agreement by and among Genetron Holdings Limited, Genetron Health (Hong Kong) Company Limited, Genetron (Tianjin) Co., Ltd., Genetron Health (Beijing) Co., Ltd., Sizhen Wang, Hai Yan, Weiwu He, FHP Holdings Limited, and Vivo Capital Fund IX, L.P. dated October 1, 2019

10.11†	Amendment Agreement to Series C-2 Preferred Shares Purchase Agreement by and among Genetron Holdings Limited, Genetron Health (Hong Kong) Company Limited, Genetron (Tianjin) Co., Ltd., Genetron Health (Beijing) Co., Ltd., Sizhen Wang, Hai Yan, Weiwu He, FHP Holdings Limited, and Vivo Capital Fund IX, L.P. dated November 19, 2019

10.12†	Series D Preferred Shares Purchase Agreement by and among Genetron Holdings Limited, Genetron Health (Hong Kong) Company Limited, Genetron (Tianjin) Co., Ltd, Genetron Health (Beijing) Co., Ltd., Sizhen Wang, Hai Yan, Weiwu He, FHP Holdings Limited, certain investors of Genetron Holdings Limited and other parties named therein dated November 19, 2019

10.13†	Exclusive Business Cooperation Agreement dated July 2, 2019 by and between Genetron (Tianjin) Co., Ltd and Genetron Health (Beijing) Co., Ltd.

10.14†	Shareholder Voting Rights Entrustment Agreement dated July 30, 2019 by and among Genetron (Tianjin) Co., Ltd, Genetron Health (Beijing) Co., Ltd. and the shareholders of Genetron Health (Beijing) Co., Ltd.

10.15†	Equity Interest Pledge Agreement dated July 30, 2019 by and among Genetron (Tianjin) Co., Ltd, Genetron Health (Beijing) Co., Ltd. and the shareholders of Genetron Health (Beijing) Co., Ltd

10.16†	Exclusive Option Agreement dated July 30, 2019 by and among Genetron (Tianjin) Co., Ltd, Genetron Health (Beijing) Co., Ltd. and the shareholders of Genetron Health (Beijing) Co., Ltd

10.17†	Spousal Consent granted by the spouse of Mr. Sizhen Wang dated July 30, 2019

10.18†	Spousal Consent granted by the spouse of Ms. Xiaoge Wang dated July 30, 2019

10.19†	Spousal Consent granted by the spouse of Ms. Shuyan Wei dated July 30, 2019

10.20†	License and Supply Agreement dated January 1, 2018 by and between Life Technologies Corporation and Genetron Health (Beijing) Company, Ltd.

10.21	Small Business Loan Agreement dated March 25, 2020 by and between Industrial and Commercial Bank of China Limited, Beijing Changping Sub-branch and Genetron Health (Beijing) Company, Ltd.

10.22	RMB Working Capital Loan Agreement dated March 16, 2020 by and between China Construction Bank, Beijing Chaoyang Sub-branch and Genetron Health (Beijing) Company, Ltd.

10.23	Credit Agreement by and between China Merchants Bank, Beijing Branch and Genetron Health (Beijing) Company, Ltd.

Exhibit Number	Description of Document

10.24†	Technical Service Contract dated January 20, 2020 by and between Beijing Innocare Pharma Tech Co., Ltd. and Genetron Health (Beijing) Company, Ltd.

10.25	Collaboration Agreement dated October 30, 2019 by and among iKang Guobin Healthcare Group, Inc., Chongqing Genetron Biotechnology Co., Ltd. and Chongqing Genetron Medical Laboratory Co., Ltd.

21.1†	Principal Subsidiaries and the VIE of the Registrant

23.1	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

23.2†	Consent of Walkers (Hong Kong) (included in Exhibit 5.1)

23.3†	Consent of Shihui Partners (included in Exhibit 99.2)

24.1†	Powers of Attorney (included on signature page)

99.1†	Code of Business Conduct and Ethics of the Registrant

99.2†	Opinion of Shihui Partners regarding certain PRC law matters

99.3†	Consent of Frost & Sullivan

99.4†	Consent of Webster Cavenee

99.5†	Consent of Dian Kang

99.6†	Consent of Wing Kee Lau

†	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, the People’s Republic of China, on June 18, 2020.

Genetron Holdings Limited

By:	/s/ Sizhen Wang
	Name:	Sizhen Wang
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on June 18, 2020 in the capacities indicated:

Signature	Title

/s/ Sizhen Wang	Chief Executive Officer, Director (principal executive officer)
Sizhen Wang

*	Chief Scientific Officer, Director
Hai Yan

*	Chief Financial Officer (principal financial and accounting officer)
Evan Ce Xu

*	Chairman of the Board
Weiwu He

*	Director
Xia Wu

*	Director
Weidong Liu

*By	/s/ Sizhen Wang
Name:	Sizhen Wang
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Genetron Holdings Limited, has signed this registration statement or amendment thereto in New York on June 18, 2020.

Authorized U.S. Representative COGENCY GLOBAL INC.

By:	/s/ Richard Artur
Name: Richard Artur
Title: Assistant Secretary for COGENCY GLOBAL INC.